As filed with the Securities and Exchange Commission on September 17, 2007

Registration No. 333—142737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DELTEK, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	54-1252625
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13880 Dulles Corner Lane

Herndon, VA 20171

(703) 734-8606

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin T. Parker

Chairman, President and Chief Executive Officer

Deltek, Inc.

13880 Dulles Corner Lane

Herndon, VA 20171

(703) 734-8606

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard A. Steinwurtzel, Esq.	David R. Schwiesow	Kris F. Heinzelman, Esq.
Vasiliki B. Tsaganos, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP 1001 Pennsylvania Avenue, N.W., Suite 800 Washington, DC 20004 Tel: (202) 639-7000 Fax: (202) 639-7003	Senior Vice President, General Counsel and Secretary Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171 Tel: (703) 734-8606 Fax: (703) 880-0260	Damien R. Zoubek, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Tel: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering amount(1)	Amount of registration fee
Common stock, par value $0.001 per share	$200,000,000	$6,140	(2)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2007

                     Shares

Deltek, Inc.

Common Stock

Immediately prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “PROJ.”

We are selling                  shares of common stock and the selling shareholders, including our senior management and directors, are selling                  shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

The underwriters have an option to purchase a maximum of              additional shares from the selling shareholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Deltek, Inc.	Proceeds to the Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

JPMorgan	Lehman Brothers	Merrill Lynch & Co.

Wachovia Securities	William Blair & Company	Montgomery & Co.

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this document or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our common stock under “Risk Factors” and our financial statements contained elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Unless the context otherwise indicates or requires, as used in this prospectus, references to “we,” “us,” “our” or the “company” refer to Deltek, Inc., its subsidiaries and predecessors.

Our Company

We are a leading provider of enterprise applications software and related services designed and developed specifically for project-focused organizations. As of August 1, 2007, our customers included 86 of the 100 leading federal information technology contractors (based on 2006 revenue derived from federal government contracts) and approximately 75% of the 500 largest architectural and engineering (A/E) firms (based on design services revenue for 2006). Our strong brand recognition is evidenced by the use of our software offerings by the seven largest information technology services companies and by six of the seven largest aerospace and defense companies (as identified in the Fortune 500 list of America’s largest companies based on 2006 revenue) as of August 1, 2007. In addition, we provide solutions to the 10 largest federal information technology companies (as identified in Washington Technology’s Top 100 federal contractors based on 2006 revenue) and 15 of the top 20 A/E companies (based on design services revenue for 2006).

These project-focused organizations generate revenue from defined, discrete, customer-specific engagements or activities, rather than from mass-producing or distributing products, and they typically require specialized software to help them automate complex business processes around the engagement, execution and delivery of projects. Our software enables them to greatly enhance the visibility they have over all aspects of their operations by providing them increased control over their critical business processes, accurate project-specific financial information and real-time performance measurements.

With our software applications, project-focused organizations can better measure business results, optimize performance and streamline operations, thereby enabling them to win new business. As of June 30, 2007, we had over 12,000 customers worldwide that spanned numerous project-focused industries and ranged in size from small organizations to large enterprises. We serve customers primarily in the following markets: architecture and engineering, government contracting, aerospace and defense, information technology services, consulting, discrete project manufacturing, grant-based not-for-profit organizations and government agencies.

For the six months ended June 30, 2007, our total revenue increased 23.3% to $130.8 million, and our net income increased 47.6% to $9.6 million, in each case compared to the six months ended June 30, 2006.

Our Industry

We believe the potential market for enterprise applications software for project-focused organizations is large and growing. Project-focused firms span numerous industries and range in size from small and medium-sized local and regional firms to Fortune 100 global organizations. International Data Corporation (IDC), a third-party industry research firm, recently estimated the size of the worldwide enterprise software market for project-focused organizations at $17.4 billion in 2005 and projected it to grow to $22.9 billion by 2010. We believe that spending on software and technology in this market is increasing in large part due to strong growth in the services-based economy and the fact that enterprise applications software has generally become more affordable and accessible to small and medium-sized businesses.

The unique characteristics of project-focused organizations create special requirements for their business applications that frequently exceed the capabilities of generic applications software packages (for example, those designed primarily for manufacturing or financial services firms). Project-focused organizations require sophisticated, highly integrated software applications that automate end-to-end business processes across each stage of the project lifecycle. Project lifecycles vary significantly in length and complexity and can be difficult to forecast accurately. These projects need to be managed within the context of a company’s complete portfolio of existing and potential future projects.

Project-focused organizations often operate in environments or industries that pose unique challenges for their managers, who are required to maintain specific business processes and accounting methodologies. For example, government contractors are subject to oversight by various U.S. federal government agencies, such as the Government Accountability Office (GAO) and the Defense Contract Audit Agency (DCAA), which have regulations that require these companies to have the ability to audit specific project performance in detail and to accurately maintain and report compliance to their government agency customers.

Our Products and Services

We typically license our software either as a comprehensive solution or as individual stand-alone applications. Our software solutions are industry-specific and “purpose-built” for businesses that plan, forecast and otherwise manage their business processes based on projects, as opposed to generic software solutions that are generally designed for repetitive, unit-production-style businesses. Our broad portfolio of software applications includes:

•

Comprehensive financial management solutions that integrate project control, financial processing and accounting functions, providing business owners and project managers with real-time access to information needed to track the revenue, costs and profitability associated with the performance of any project or activity;

•

Business applications that enable employees across project-focused organizations to more effectively manage and streamline business processes, including resource management, sales generation, human resources, corporate governance and performance management; and

•

Enterprise project management solutions to manage project costs and schedules, measure earned value, evaluate, select and prioritize projects based on strategic business objectives and facilitate compliance with regulatory reporting requirements.

Our applications portfolio is comprised of four major product families, each designed to meet the specific functionality and scalability requirements of the project-focused industries and customers we serve:

•

Deltek Costpoint. Costpoint provides a comprehensive financial management solution that tracks, manages and reports on key aspects of a project: planning, estimating, proposals, budgets, expenses, indirect costs, purchasing, billing, regulatory compliance and materials management. Costpoint is designed for sophisticated, medium- and large-scale project-focused organizations such as government contractors and commercial project-focused organizations.

•

Deltek Vision. Vision is an integrated solution that incorporates critical business functions, including project accounting, customer relationship management, resource management, time and expense capture and billing. Vision is designed for professional services firms of all sizes, including A/E, information technology and management consulting firms.

•

Deltek GCS Premier. GCS Premier is a robust accounting and project management solution that provides a full view of project and financial information, enabling firms to respond quickly and accurately to variations in plans and profit projections. GCS Premier is designed for small and medium-sized government contractors.

•

Enterprise Project Management Solutions. Our enterprise project management solutions help firms select the right projects, allocate resources across projects, mitigate risks and ultimately complete projects on time and on budget. This software is designed for professional services firms of all sizes that manage complex project portfolios.

In addition to our product offerings, we provide a full range of consulting and technical services, including solution architecture, applications implementation, technology architecture design and project team and end-user training.

Our Competitive Strengths

We believe our competitive strengths position us to take advantage of the under-penetrated and growing opportunities in the enterprise applications software market for project-focused organizations. These capabilities, in combination with our highly referenceable customer base, provide us with a strong competitive position. Our key competitive advantages include the following:

•

Superior Value Proposition. Our software applications offer built-in project functionality at their core, making them faster and less costly to deploy, use and maintain. Our modular software architecture also enables our products to be deployed as a comprehensive solution or as individual applications, which gives our customers the flexibility to select the applications that are relevant to them.

•

Built-In Processes and Compliance. Project-focused organizations are often challenged with tracking and complying with intricate accounting policies and procedures, auditing requirements, contract terms and customer expectations. Our software is designed to make it easy for project managers and business executives to accurately monitor and measure specific project performance in detail with consistent application of business processes. Our applications also enable our customers to maintain and report compliance with contract requirements to government agencies and their customers.

•

Deep Domain Expertise. For more than 20 years, our exclusive focus on meeting the complex needs of project-focused organizations has provided us with extensive knowledge and industry expertise. Our significant subject matter expertise enables us to develop, implement, sell and support applications that are tailored to the existing and future needs of our customers.

•

Leading Market Position. We are a leading provider of enterprise applications software designed specifically for project-focused organizations. As of August 1, 2007, our customers included 86 of the 100 leading federal information technology contractors (based on 2006 revenue derived from federal government contracts) and approximately 75% of the 500 largest A/E firms in the United States (based on design service revenue for 2006). This has helped us develop a widely recognized brand across numerous project-focused industries. We also have leveraged our market position to foster a network of alliance partners to help us market, sell and implement our software and services.

Our Business Strategy and Growth Opportunities

We plan to focus on the following objectives to enhance our position as a leading provider of enterprise software applications to project-focused organizations:

•

Expanding Penetration of Established Markets. We believe that our strong brand recognition and leading market position within the project-focused software market, particularly among the A/E and government contracting industries, provide us with significant opportunities to expand our sales within these markets.

•

Expanding Within Existing Customer Base. We are continuously looking to increase our sales to our existing customers, both by increasing the number of our applications utilized by them and by offering upgrades from our legacy applications to our current portfolio.

•

Expanding Our Network of Alliance Partners. We have established a network of alliance partners to assist our marketing, sales and product implementation efforts in the United States and in international markets. This network includes various market participants in the enterprise applications software industry, such as software resellers, industry-specific vendors, software consultants, complementary technology providers, accounting and tax advisors and data and server infrastructure service providers. For the six months ended June 30, 2007, these partners generated approximately 8% of our license revenue. We plan to expand this network of alliance partners to help penetrate new markets, increase our geographical sales force coverage and develop and maintain attractive software products.

•

Growing Our Presence in New Markets. We are building upon our track record of customer successes outside our established markets in industries such as consulting, information technology services, discrete project manufacturing and grant-based not-for-profits. We continue to develop additional industry-specific product functionality and are investing in targeted sales and marketing activities for new markets.

•

Growing Internationally. We intend to further expand our presence outside the United States, initially targeting countries where English is the primary business language. We believe project-focused organizations in Canada, the United Kingdom, Europe and the Asia-Pacific region are currently underserved for the products we offer.

•

Making Strategic Acquisitions. We plan to continue to pursue acquisitions that present a strong strategic fit with our existing operations and are consistent with our overall growth strategy. We may also target future acquisitions of varying sizes to expand or add product functionality and capabilities to our existing product portfolio, add new products or solutions to our product portfolio or further expand our services team.

Our Principal Equity Investor

Our principal shareholders are New Mountain Partners II, L.P. (New Mountain Partners), New Mountain Affiliated Investors II, L.P. (New Mountain Affiliated Investors) and Allegheny New Mountain Partners, L.P. (Allegheny New Mountain) (collectively, the “New Mountain Funds”), three private equity funds affiliated with New Mountain Capital, L.L.C. (New Mountain Capital). The New Mountain Funds became our principal shareholders in our April 2005 recapitalization through which they invested an aggregate amount of $180 million in us through the following purchases:

•	$75 million in aggregate principal amount of our 8% subordinated debentures;

•	29,079,580 shares of our common stock representing approximately 75% of the equity and voting power of the company; and

•	our Series A preferred stock (which became our Class A common stock in our 2007 reincorporation).

The shares of our common stock were purchased by the New Mountain Funds for an aggregate purchase price of $104,999,900, or $3.61 per share. Using proceeds from our recapitalization and borrowings under our credit agreement, we repurchased 70,533,180 shares of common stock held by our co-founders, Kenneth E. deLaski and Donald deLaski, and certain of their family members for an aggregate amount of $254,679,666. We also repurchased shares of our common stock held by certain members of our management and other employees. Using proceeds received from a $100 million borrowing under our credit facility in April 2006, we repaid the outstanding principal amount of all of our debentures that were originally due in 2015, including those held by the New Mountain Funds, in full, plus all accrued and unpaid interest.

Assuming an initial public offering price of $             per share (based on the midpoint of the range set forth on the cover page of this prospectus), the implied value of the shares of our common stock purchased by the New Mountain Funds in our recapitalization (without taking into account any shares sold by them in this offering) is $            .

In connection with our recapitalization, we entered into various agreements with the New Mountain Funds and their affiliate, New Mountain Capital, which, among other things, provide for certain registration, voting and consent rights. Three members of our board of directors were nominated by New Mountain Partners and Allegheny New Mountain pursuant to one of these agreements.

As of September 1, 2007, the New Mountain Funds collectively owned approximately 74% of our outstanding common stock and 100% of our outstanding Class A common stock. Following the completion of this offering, these funds will own approximately         % of our common stock and 100% of our outstanding Class A common stock and, together with agreements with other shareholders, will be entitled to elect a majority of the members of the board of directors and will be able to control all matters requiring shareholder approval, including any transaction subject to shareholder approval (such as a merger or a sale of substantially all of our assets), as long as they collectively own a majority of the outstanding shares of our Class A common stock and at least one-third of the outstanding shares of our common stock.

The Class A common stock does not carry any general voting rights, dividend entitlement or liquidation preference, but it carries certain rights to designate up to a majority of the members of our board of directors. As a result of this stock ownership and other arrangements, we will be deemed to be a “controlled company” under the rules established by The Nasdaq Global Market and will qualify for, and intend to rely on, the “controlled company” exception to the board of directors and committee composition requirements regarding independence under the rules of The Nasdaq Global Market.

In connection with this offering, we will pay a transaction fee of $             to New Mountain Capital, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus).

Unless otherwise indicated, as used in this prospectus, “New Mountain Funds” refers collectively to New Mountain Partners, New Mountain Affiliated Investors and Allegheny New Mountain. See “Certain Relationships and Related Party Transactions.”

Company Information

We were initially incorporated in the Commonwealth of Virginia in December 1983 as Contract Data Systems, Inc. We changed our name to Deltek Systems, Inc. in August 1984. In 1985, we introduced our first product, System I. In 1997, we completed an initial public offering of our common stock, and in May 2002, we became a privately held company through a going private transaction initiated primarily by our founders, Kenneth E. deLaski and Donald deLaski, and with participation by other deLaski family members, another unaffiliated shareholder and executive and non-executive employees. In April 2005, we completed a recapitalization in which the New Mountain Funds acquired a majority interest in our company. In April 2007, we reincorporated in the State of Delaware as Deltek, Inc.

Our principal executive office is located at 13880 Dulles Corner Lane, Herndon, Virginia 20171, and our telephone number at that address is (703) 734-8606. Our website address is www.deltek.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The names Cobra®, Costpoint®, Deltek®, Deltek Vision®, Deltek wInsight™, GCS Premier®, Open Plan®, Welcom®, Wind2®, wInsight® and our logo are trademarks, service marks or trade names owned by us. All other trademarks, service marks or trade names appearing in this prospectus are owned by their respective holders.

The Offering

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares

Total common stock offered	shares (or shares if the underwriters exercise their over-allotment option in full)

Common stock outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             million (based on the midpoint of the range set forth on the cover page of this prospectus). We intend to use the net proceeds that we receive in this offering to repay indebtedness under our credit agreement, which had an aggregate principal amount outstanding of $231.5 million as of September 1, 2007. Affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, underwriters for this offering, are lenders, and will receive a portion of the net proceeds used to repay debt, under our credit agreement. We will pay New Mountain Capital a transaction fee in connection with this offering. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders include our senior management and directors. See “Use of Proceeds.”

Dividend policy

We currently do not intend to pay cash dividends, and our investor rights agreement requires the prior written consent of the New Mountain Funds if we wish to pay or declare any dividend on our capital stock.

Risk factors	See “Risk Factors” on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	PROJ

The number of shares of common stock to be outstanding immediately after this offering is based on 39,450,217 shares of our common stock outstanding as of September 1, 2007 plus              shares of our common stock to be issued upon the exercise of options immediately prior to the closing of this offering. This number excludes:

•

                     shares of our common stock issuable upon the exercise of options that were outstanding under our 2005 Stock Option Plan at September 1, 2007, with a weighted exercise price of $            per share and that will not be exercised prior to the closing of this offering;

•

802,150 shares of our common stock issuable upon the exercise of options that were outstanding under our 2007 Stock Incentive and Award Plan (2007 Plan) at September 1, 2007, with a weighted average exercise price of $            per share and that will not be exercised prior to the closing of this offering;

•	1,037,850 shares of our common stock reserved for future issuance under our 2007 Plan; and

•	750,000 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan (ESPP).

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to                      shares of common stock from the selling shareholders to cover over-allotments.

Summary Consolidated Financial Data

The following table provides a summary of our consolidated financial data for the periods indicated. The summary consolidated financial data for each of the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated financial data for the six months ended June 30, 2006 and 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands, except per share data)
Statement of Operations Data:
REVENUES:
Software license fees	$34,934	$45,923	$74,958	$34,768	$38,649
Consulting services	28,585	41,212	66,573	28,868	38,270
Maintenance and support services	54,178	63,709	83,172	39,456	49,375
Other revenues	3,516	2,112	3,565	2,976	4,529

Total revenues	121,213	152,956	228,268	106,068	130,823

COST OF REVENUES:
Cost of software license fees	4,860	4,591	6,867	3,290	4,230
Cost of consulting services	23,397	32,659	54,676	24,655	33,416
Cost of maintenance and support services	11,287	11,969	15,483	7,359	7,749
Cost of other revenues	4,114	2,002	4,634	4,110	5,012

Total cost of revenues	43,658	51,221	81,660	39,414	50,407

GROSS PROFIT	77,555	101,735	146,608	66,654	80,416

Research and development	22,944	26,246	37,293	17,096	20,693
Sales and marketing	16,680	19,198	37,807	16,163	20,597
General and administrative	11,367	15,181	26,622	12,066	14,343
Recapitalization expenses	—	30,853	—	—	—

Total operating expenses	50,991	91,478	101,722	45,325	55,633

INCOME FROM OPERATIONS	26,564	10,257	44,886	21,329	24,783
Interest and other income (expense), net	202	(10,623)	(19,619)	(10,548)	(9,030)
Income tax (benefit) expense	(1,117)	(9,098)	9,969	4,296	6,183

NET INCOME	$27,883	$8,732	$15,298	$6,485	$9,570

DILUTED EARNINGS PER SHARE	$0.33	$0.17	$0.38	$0.16	$0.23

Unaudited Pro Forma Data:
Pro forma net income (loss) assuming C-corporation treatment(1)	$15,707	$(3,569)	$15,298	$10,781	$15,753
Pro forma earnings (loss) per share - diluted(1)	$0.19	$(0.07)	$0.38	$0.16	$0.23

Cash Flow Data:
Net cash provided by operating activities	$40,625	$11,243	$18,442	$6,946	$13,175
Depreciation and amortization	4,413	3,944	8,097	3,794	4,468
Stock-based compensation expense	—	—	1,686	687	2,256
Purchase of property and equipment	1,218	1,511	4,671	2,407	3,458
Cash paid during the year for interest	74	5,249	22,352	6,172	8,760

Balance Sheet Data (end of period):
Cash and cash equivalents	$13,129	$17,679	$6,667		$2,292
Working capital (deficit)(2)	3,511	(4,825)	(22,562)		(18,077)
Long-term debt	—	213,275	210,375		209,300

Other Unaudited Financial Data:
Adjusted EBITDA(3)	$37,288	$49,015	$58,094	$28,466	$32,300

(1)	Unaudited pro forma net income (loss) and diluted earnings (loss) per share reflects adjustments to 2004 and the portion of 2005 prior to the recapitalization in April 2005 to reflect what the income tax effects might have been had the company not been treated as an S-corporation.

(2)	Working capital (deficit) represents current assets minus current liabilities.
(3)	We define adjusted EBITDA as net income before depreciation, amortization, interest expenses (net of interest income and other), provision for (benefit from) income taxes, stock-based compensation expenses, New Mountain Capital advisory and transaction fees, recapitalization expenses and retention payments associated with our recapitalization.

We believe that the presentation of adjusted EBITDA provides useful information to investors and our lenders because these measures enhance their overall understanding of our financial performance and prospects for the future of our ongoing business operations. Specifically, we believe that by reporting adjusted EBITDA, we provide insight and consistency in our financial reporting and present a basis for comparison of our business operations between current, past and future periods. Adjusted EBITDA is used by our management team to plan and forecast our business because it removes the impact of our capital structure (interest expense), asset base (amortization and depreciation), stock-based compensation expenses and taxes from our results of operations. In addition, we believe that removing these impacts is important for several reasons:

•	Our recapitalization in 2005 generated a significant one-time charge that makes direct comparison of our income from operations or net income more difficult;

•

Our change from S-corporation status to C-corporation status for Federal income tax purposes has resulted in fluctuations in our tax expense or benefit which do not relate to our results of operations;

•

Our stock-based compensation expense has fluctuated significantly due to changes in both the type of stock-based compensation issued and the accounting requirements. Throughout 2004-2006, stock-based compensation has decreased significantly for reasons unrelated to our operations. Prior to our April 2005 recapitalization, stock-based compensation consisted of stock appreciation rights (SARs) granted to replace stock options cancelled when we became a private company in May 2002. Settlement of these SARs required use of cash and therefore we recorded expense for the SARs during 2004 and through our recapitalization in 2005. In conjunction with our recapitalization, we accelerated the payout of the vested SARs and began issuing stock options. In accordance with the then applicable accounting rules, we did not record an expense for stock options from the time of the recapitalization through the end of 2005. Beginning in 2006, we recorded expense associated with our stock option grants. The change in our compensation philosophy from granting SARs to granting stock options and the applicable accounting rules drove variability in the reported expense and, therefore, operating income. Excluding stock-based compensation expense from adjusted EBITDA removes the impact of this inconsistency;

•

As part of our April 2005 recapitalization, we converted unvested SARs into employee retention bonuses. Because these awards were one-time awards incurred specifically as a result of our recapitalization and are payable through April 2009, we do not consider them to be a cost related to our core operations, and we have consistently excluded them when calculating adjusted EBITDA for management reporting purposes; and

•

Advisory fees paid to New Mountain Capital are being discontinued effective July 1, 2007. In addition, certain transaction fees in connection with financing transaction fees are unusual in nature, making direct comparisons of our operating results less clear.

Adjusted EBITDA is the primary metric our board considers in determining the fair value of our stock option grants and provides a basis for us to compare our financial results to those of other comparable publicly traded companies. Our calculation of adjusted EBITDA is also the basis for our calculations to determine compliance with our debt covenants and assess our ability to borrow additional funds to finance or expand our operations. For purposes of assessing compliance with our debt covenants, and assessing our ability to borrow additional funds, our credit facility provides for calculating adjusted EBITDA as described above, except that the calculation does not add back the cost of retention awards expense in connection with the recapitalization.

Adjusted EBITDA should not be considered as a substitute for, or superior to, measures of financial performance which are prepared in accordance with U.S. GAAP and may be different from non-GAAP financial measures used by other companies. Some of the limitations of using adjusted EBITDA as an analytical tool include:

•	It does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	It does not reflect changes in our cash requirements;

•	It does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	It does not reflect any income tax payments we may be required to make;

•

Although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect the cash requirements of such replacements; and

•	It does not adjust for all non-cash income or expense items that are reflected in our consolidated statements of cash flows.

A reconciliation of our reported net income to adjusted EBITDA is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Net income	$27,883	$8,732	$15,298	$6,485	$9,570
Interest expense (income), net	(334)	10,861	19,701	10,556	9,065
Income tax (benefit) expense	(1,117)	(9,098)	9,969	4,296	6,183
Depreciation and amortization	4,413	3,944	8,097	3,794	4,468
NMC advisory and transaction fees	—	333	2,500	2,250	250
Recapitalization expense	—	30,853	—	—	—
Stock-based compensation expense	6,443	2,721	1,686	666	2,256
Retention awards expense in connection with the recapitalization	—	669	843	419	408

Adjusted EBITDA	$37,288	$49,015	$58,094	$28,466	$32,300

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, in addition to the other information in this prospectus, including our consolidated financial statements, before making an investment decision. Our business, operating results and financial condition could be materially harmed by any of the risks described below. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business

If we are not able to manage our anticipated future growth successfully, we may not be able to maintain or increase our revenues and profitability and our business reputation could be materially adversely affected.

Managing our growth is one of our greatest challenges. Between 2004 and 2006, our total revenue increased from $121.2 million to $228.3 million, or approximately 88%, and our license revenue increased from $34.9 million to $75.0 million, or approximately 115%. During this same period, our total headcount has increased from 681 employees to 1,041 employees worldwide.

Past and future growth will continue to place significant demands on our management, financial and accounting systems, information technology systems and other components of our infrastructure. To meet our growth and related demands, we continue to invest in enhanced or new systems, including enhancements to our accounting, billing and information technology systems. We may also need to hire additional personnel, particularly in our sales, marketing, professional services, finance, administrative, legal and information technology groups.

If we do not correctly anticipate our needs as we grow, if we fail to successfully implement our enhanced or new systems and other infrastructure improvements effectively and timely or if we encounter delays or unexpected costs in hiring, integrating, training and guiding our new employees, we may be unable to maintain or increase our revenues and profitability and our business reputation could be materially adversely affected.

If our quarterly and annual operating results fluctuate in the future, or if we fail to meet or exceed the expectations of securities analysts or investors, our stock price could decline.

Historically, our operating results have varied from quarter to quarter and from year to year. Consequently, we believe that investors should not view our historical revenue and other operating results as accurate indicators of our future performance. A number of factors contribute to the variability in our revenue and other operating results, including the following:

•	the number and timing of major customer contract wins, which tend to be unpredictable and which may disproportionately impact our operating results;

•	the higher concentration of our license sales in the last month of each quarter resulting in diminished predictability of our quarterly results;

•	varying demand for our products and services;

•	the discretionary nature of our customers’ purchases, varying budget cycles and amounts available to fund purchases;

•

delays or deferrals of customer implementations, including as a result of difficulties in hiring and retaining sufficient company personnel or obtaining sufficient external resources to complete these implementations;

•	the level of product and price competition;

•	the length of our sales cycles;

•	any change in the number of customers renewing or terminating maintenance agreements with us;

•	our ability to develop and market new software enhancements and products;

•	announcements of technological innovations by us or our competitors;

•	introduction and success of new products;

•	the mix of products and services we sell;

•	developments with respect to our intellectual property rights or those of our competitors;

•	our ability to attract and retain personnel on a timely basis; and

•	global and domestic economic conditions.

As a result of these and other factors, our operating results may fluctuate significantly and may not meet or exceed the expectations of securities analysts or investors. In that event, the price of our common stock could be adversely affected.

If we experience diminished operating performance in the fourth quarter, our results for the entire year may be materially adversely affected.

Historically, our revenues and operating results are strongest in the fourth quarter. As a result, our performance in the fourth quarter of any particular year should not be viewed as indicative of results that we will achieve in any other quarter. In addition, if we experience adverse results in the fourth quarter of any particular year, our operating results for the entire year could be disproportionately affected in a materially adverse manner.

Management has identified material weaknesses and other deficiencies in our internal controls which, if not remediated successfully, could cause investors to lose confidence in our financial reporting, particularly as a result of inaccurate financial reporting, and our stock price to decline.

We have identified material weaknesses and other deficiencies in our internal controls. Also, during the course of the audit of our financial statements for the year ended December 31, 2006, which did not include an audit of our internal control over financial reporting, our independent registered public accounting firm communicated to our audit committee the existence of material weaknesses in our internal controls. As of August 1, 2007, and through our own assessment of our internal controls over financial reporting, we believe we have the following material weaknesses:

Financial Close and Reporting

•	Lack of formal financial policies and procedures.

•	Inadequate account reconciliation and analysis process.

•	Lack of spreadsheet controls, such as the ability to restrict access and monitor changes to, and verify the accuracy of, spreadsheets.

Revenue

•	Inadequate controls around accuracy of billing and revenue recognition.

•	Inadequate documentation and review of software revenue recognition decisions.

Information Technology

•	Inadequate systems access and change management controls.

Some of the significant remedial steps we have taken, or are taking, are the following:

•	We have increased, and are continuing to increase, the size and have improved, and are continuing to improve, the skill base of our finance and accounting organization.

•	We are developing and communicating a comprehensive list of detailed accounting policies and procedures.

•	We have implemented a new software and maintenance billing system that will reduce our reliance on manual processes and spreadsheets for maintenance billing and revenue recognition.

•	We have established and implemented program development and change management policies and procedures to prevent unauthorized changes to systems and related technology.

The material weaknesses we have identified and our remediation plan are described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls over Financial Reporting.”

While we have taken certain remedial actions and are taking further remedial actions, additional controls must be implemented and each newly designed control must be tested successfully before we can be reasonably assured that our internal controls and disclosure controls and procedures will be effective.

Remediating our identified control deficiencies depends on several factors, including testing new accounting or other software. Our implementation of changes to our internal controls in connection with our remediation plans also are expected to require substantial expenditures, could take a significant period of time to complete and could distract our officers and employees from the operation of our business. Through August 31, 2007, we have incurred approximately $2.8 million for services provided by a third party consulting firm to help us execute our plan to improve the effectiveness of our internal controls. We expect to incur an additional estimated $0.8 million in third party consulting fees from September 1, 2007 to December 31, 2007. Although we estimate that we will have remediated all of the identified material weaknesses that we have identified to date by the end of the second calendar quarter of 2008, we cannot be certain whether we will complete the necessary remedial actions in the estimated timeframe or predict whether these actions will prevent us from having new or repeated material weaknesses or other deficiencies in our internal controls or ineffective disclosure controls and procedures. If we continue to experience material weaknesses and other control deficiencies in our internal controls or conclude that we have ineffective disclosure controls and procedures, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline.

Material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and stock price.

As a public company, we will be required to file annual and quarterly periodic reports containing our financial statements with the Securities and Exchange Commission within prescribed time periods. As part of The Nasdaq Global Market listing requirements, we are also required to provide our periodic reports, or make them available, to our shareholders within prescribed time periods. In light of our existing material weaknesses and other deficiencies in our internal controls, and notwithstanding our ongoing efforts to remediate our control weaknesses, we may not be able to produce reliable financial statements or to file these financial statements as part of a periodic report in a timely manner with the Securities and Exchange Commission and to comply with The Nasdaq Global Market listing requirements. We have had to restate our financial statements in the past, in part due to inadequate internal controls, and we could face potential restatements in the future. The impact of our prior restatement is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls over Financial Reporting.” If we are required to restate our financial statements in the future, any specific adjustment may be adverse and may cause our operating results and financial condition, as restated, on an overall basis to be materially and adversely impacted. As a result, we or members of our management could be the subject of adverse publicity, investigations and sanctions by such regulatory authorities as the Securities and Exchange Commission and subject to shareholder lawsuits. Any of the above consequences could cause our stock price to decline materially and could impose significant unanticipated costs on us.

As of each year end beginning with the year ending December 31, 2008, our management will be required to evaluate our internal control over financial reporting and to provide in our Form 10-K its assessment of our internal controls to our shareholders. At the same time, our registered independent public accounting firm will be required to evaluate and test our internal control over financial reporting, to report its own assessment of our controls and to attest as to management’s assessment of those controls. To the extent we have material weaknesses or other deficiencies in our internal controls, we may determine that we have ineffective internal controls as of December 31, 2008 or any subsequent year end and we may receive an adverse assessment of our internal controls from our auditors. Moreover, any material weaknesses or other deficiencies in our internal controls may delay the conclusion of an annual audit, including the 2007 audit, or a review of our quarterly financial results.

If we are not able to issue our financial statements in a timely manner, or if we are not able to obtain the required audit or review of our financial statements by our registered independent public accounting firm in a timely manner, we will not be able to comply with the periodic reporting requirements of the Securities and Exchange Commission and the listing requirements of The Nasdaq Global Market. If these events occur, our common stock listing on The Nasdaq Global Market could be suspended or terminated and our stock price could materially suffer. Absent a waiver, we also would be in default under our credit agreement and our lenders could accelerate any obligation we have to them. In addition, we or members of our management could be subject to investigation and sanction by the Securities and Exchange Commission and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us, divert management attention and materially harm our operating results, financial condition, business reputation and stock price.

If we are unsuccessful in entering new markets or further penetrating our existing markets, our revenue or revenue growth could be materially adversely affected.

Our future results depend, in part, on our ability to successfully penetrate new markets, as well as to expand further into our existing markets. In order to grow our business, we expect to expand to other project-focused markets in which we have less experience, such as management consulting, information technology services, discrete project manufacturing and grant-based not-for-profits. Expanding into new markets requires both considerable investment of technical, financial and sales resources and coordinated management of the process. We also will continue to focus on maintaining and increasing our market share in our existing markets.

Although we strive to add functionality to our products to address the specific needs of both existing customers and new customers, we may be unable to track developments, develop appropriate products, devote sufficient resources to add all desirable functionality or to pursue product development and marketing activities and strategies effectively. Moreover, our products may not appeal to potential customers in new or existing markets. If we are unable to execute upon this element of our business strategy and expand into new markets or maintain and increase our market share in our existing markets, our revenue or revenue growth may be materially adversely impacted.

If our existing customers do not buy additional software and services from us, our revenue and revenue growth could be materially adversely affected.

Our business model depends, in part, on the success of our efforts to increase sales to our existing customers. In 2006, approximately 65% of total license revenue was derived from sales to existing customers. Traditionally, our installed customer base has generated additional new license, professional service and maintenance revenue. We may be unsuccessful in increasing sales to our existing customers for any number of reasons, including our inability to deploy new applications and features for our existing products or to introduce new products and services that are responsive to the business needs of our customers. If we fail to generate additional business from our customers, our revenue could grow at a slower rate or even decrease in material amounts.

If we are not successful in expanding our international business, our revenue growth could be materially adversely affected.

While we currently have customers in approximately 40 countries, we generated less than 5% of our total license revenue in 2006 and the six months ended June 30, 2007 from international markets. Our ability to expand internationally will depend upon our ability to deliver product functionality and foreign language translations that are responsive to the needs of the international customers that we target. Additionally, we conduct our international business through our direct sales force and also through independent reseller partners. If we are unable to hire a qualified direct sales force, identify beneficial strategic alliance partners, or negotiate favorable alliance terms, our international growth may be hampered. Our failure to expand successfully in international markets could materially adversely affect our revenue growth.

Expansion internationally will require significant attention from our management and will require us to add additional management and other resources in these markets. If we are unable to grow our international operations in a timely manner, our revenue growth could be materially adversely affected.

If we do not successfully address the risks associated with our current or future international operations, we could experience increased costs or our revenue growth could be materially adversely affected.

We currently have customers in approximately 40 countries, including in the United Kingdom, Europe and the Asia-Pacific region, and we intend to expand our international markets. In addition, we operate facilities in the Philippines, Australia and the United Kingdom.

Doing business internationally involves additional risks and challenges that could materially adversely affect our operating results, including:

•	our inexperience in international markets and managing international operations;

•	difficulties in staffing and effectively managing a global workforce;

•	conforming software to local business practices or standards, including developing multi-lingual compatible software;

•	competition from local and international software vendors;

•	disruptions in international communications resulting from damage to, or disruptions of, telecommunications links, gateways, cables or other systems;

•	potential difficulties in collecting accounts receivable and longer collection periods;

•	unstable political and economic conditions, including in those countries in which development operations occur;

•	potentially higher operating costs due to local laws, regulations and market and competitive conditions;

•	foreign currency controls and fluctuation;

•	potential adverse tax consequences;

•	reduced protection for intellectual property rights in a number of countries;

•	dependence on local vendors;

•	compliance with multiple, potentially conflicting and frequently changing governmental laws and regulations;

•	seasonality in business activity specific to various markets;

•	potentially longer sales cycles;

•	potential restrictions on repatriation of earnings;

•	potentially restrictive privacy regulations; and

•	potential restrictions on the export of technologies such as data security and encryption.

These risks could increase our costs or adversely affect our revenue growth which could materially impair our ability to operate profitably and our operating results.

Some of these risks may also apply to our offshore product development operations. Our development facility in the Philippines employs approximately 156 of our approximately 390 research and development employees as of June 30, 2007. These employees provide engineering, programming, quality control, product management, documentation, design, project management and software quality assurance services for us. In addition, we contract with a product development facility in India that allows us to increase our staffing capabilities on a project-by-project basis and as the need for additional development support arises. This facility includes approximately 55 software and product developers that are trained on our products. We also have five research and development employees as of June 30, 2007 located in Australia. The risks of doing business internationally could materially harm our ability to develop our products.

We may be subject to integration and other risks from acquisition activities, which could materially impair our ability to realize the anticipated benefits of any acquisitions.

As part of our business strategy, we may acquire or invest in complementary businesses, technologies, product lines or services organizations. In the recent past, we acquired Wind2 Software, Inc. (Wind2) (October 2005), WST Corporation (Welcom) (March 2006), C/S Solutions, Inc. (CSSI) (July 2006), assets of Applied Integration Management Corporation (AIM) (April 2007) and WST Pacific (WSTP) (May 2007). We may not realize the anticipated strategic or financial benefits of past or potential future acquisitions due to a variety of factors, including the following:

•	difficulty integrating acquired products and technology into our software applications and business strategy;

•	inability to achieve the desired or anticipated cost synergies and benefits;

•	difficulty in coordinating and integrating our sales, marketing, services, support and development activities, successfully cross selling products and managing the combined organizations;

•	retaining strategic alliance partners on attractive terms;

•	difficulty retaining, integrating and training key employees of the acquired business;

•	difficulty and cost of establishing and integrating controls, procedures and policies;

•	difficulty in predicting and responding to issues related to product transition, such as development, distribution and customer support;

•

the possibility that customers of the acquired business may dislike our new ownership, may transition to different technologies offered by our competitors, or may attempt to renegotiate contract terms or relationships, including maintenance agreements;

•	disruption of our ongoing business and diversion of management from day-to-day operations due to integration issues;

•	impairment of relationships with customers, employees and strategic alliance partners of the acquired business;

•	the possibility that goodwill or other intangible assets may become impaired and will need to be written off;

•

potential failure of the due diligence process to identify significant issues, including product quality, architecture and development issues or legal and financial contingencies (including ongoing maintenance or service contract concerns); and

•	claims by third parties relating to intellectual property.

If our customers fail to renew or otherwise terminate their maintenance services agreements for our products, or if they are successful in renegotiating their agreements with us on terms that are unfavorable to us, our maintenance services revenues and our operating results could be materially harmed.

Our customers contract with us for ongoing product maintenance and support services. Historically, maintenance services revenues have represented a significant portion of our total revenue, constituting approximately 45%, 42% and 36% of our total revenue in 2004, 2005 and 2006, respectively and 38% of our total revenue for the six months ended June 30, 2007. Our maintenance services have generally increased year-to-year, including in 2005 and 2006 and for the six months ended June 30, 2007.

Our maintenance and support services are generally billed quarterly and are generally paid in advance. A customer may cancel its maintenance services agreement on 30 days notice prior to the beginning of the next scheduled period. At the end of a contract term, or at the time a customer has quarterly cancellation rights, a customer could seek a modification of its maintenance services agreement terms, including modifications that could result in lower maintenance fees or us providing additional services without associated fee increases.

A customer may also elect to terminate its maintenance services agreement and rely on its in-house technical staff or replace our software with another product. If our maintenance services business declines due to terminations, or we are unsuccessful in increasing our maintenance fees, or we are forced to offer pricing or other maintenance terms that are unfavorable to us, our maintenance services revenues and operating results could be materially adversely affected.

If we are required to defer recognition of license revenue for a significant period of time after entering into a license agreement, our operating results could be materially adversely affected in any particular quarter.

We may defer recognizing license revenue from a license agreement with a customer if, for example:

•	the software transactions include both currently deliverable software products and software products that are under development or require other undeliverable elements;

•	a particular customer requires services that include significant modifications, customizations or complex interfaces that could delay product delivery or acceptance;

•	the software transactions involve acceptance criteria that may preclude revenue recognition;

•	there are identified product-related issues, such as known defects;

•	the software transactions involve payment terms that are longer than our standard payment terms or fees that depend upon contingencies; or

•

under the applicable accounting requirements we are no longer able to separate recognition of license revenue from maintenance or other services-related revenue, thereby requiring us to defer license revenue recognition until the services are provided.

Deferral of license revenue can result in significant timing differences between the completion of a sale and the actual recognition of the revenue related to that sale. However, we generally recognize commission and other sales-related expenses associated with sales at the time they are incurred. As a result, if we experience significant deferrals of license revenue in accordance with our accounting policies, our operating results in any quarter could be materially adversely affected.

If we fail to forecast the timing of our revenues or expenses accurately, our operating results could be materially lower than anticipated.

We use a variety of factors in our forecasting and planning processes, including historical trends, recent customer history, expectations of customer buying decisions, customer implementation schedules and plans, analyses by our sales and service teams, maintenance renewal rates, our assessment of economic or market conditions and many other factors. While these analyses may provide us with some guidance in business planning and expense management, these estimates are inherently imprecise and may not accurately predict our revenue or expenses in a particular quarter or over a longer period of time. A variation in any or all of these factors could cause us to inaccurately forecast our revenues or expenses and could result in expenditures without corresponding revenue. As a result, our operating results could be materially lower than anticipated.

If we do not compete effectively against other software providers, we may be forced to reduce prices or limit price increases, which could result in materially reduced margins, net income or market share.

We face significant competition across all of our product lines from a variety of sources, including larger multi-national software companies, smaller start-up organizations, point solution application providers, specialized consulting organizations, systems integrators and internal information technology departments of existing or potential customers. Many competitors may have significantly greater financial, technical and marketing resources than we have. Our largest competitors include Oracle, SAP AG, Microsoft and Lawson Software.

Several of these competitors have refocused their marketing and sales efforts to the middle market in which we actively market our products. These competitors may implement increasingly aggressive marketing programs, product development plans and sales programs targeted toward our specific industry markets.

In addition, some of our competitors have well-established relationships with our current and prospective customers and with major accounting and consulting firms that may prefer to recommend those competitors over us. Our competitors may also seek to influence some customers’ purchase decisions by offering more comprehensive horizontal product portfolios, superior global presence and more sophisticated multi-national product capabilities.

If we do not compete effectively against these potential alternatives, we may experience price reductions, materially reduced margins and net income or loss of market share.

If our existing and potential customers seek to acquire software on a subscription basis, and if to meet this customer preference, we need to offer our products on a subscription fee basis in the future, our license revenue and cash flow could be materially reduced.

Our license revenues are generally derived from the sale of perpetual licenses for software products. Each license fee generally is paid on a one-time basis either on a per-seat basis or as an enterprise license, and related revenue is generally recognized at the time the license is executed. Nearly all of our license fee revenue for 2006 and the six month period ended June 30, 2007 was generated from the sale of perpetual licenses.

Under our business model, our license fees are typically invoiced and recognized as revenue immediately upon delivery even though the customers’ use of the software product occurs over time. If in the future our customers seek to acquire software on a subscription basis, we may need to offer our products on a subscription basis. We currently have limited experience with offering products on a subscription basis. As a result, we may not successfully price, market or otherwise execute a subscription-based model. If we operate our software business in whole or in part on a subscription fee basis, we could experience materially reduced license revenues and cash flows.

We may not receive adequate return from our investments in product development, which could result in lower revenues or margins than expected.

We expect to commit significant resources to maintain and improve our existing products and to develop new products. For example, in 2006 our product development expenses were approximately $37.3 million, or 16% of revenue, and approximately $20.7 million, or 16% of revenue, for the six months ended June 30, 2007. Our current and future product development efforts may not deliver product features or new products that achieve market acceptance and, as a result, we may not achieve the revenues we anticipate for our investments.

We may also be required to price our product enhancements, product features or new products at levels below those anticipated during the product development stage, which could result in lower margins for that product than we originally anticipated. We also may experience unforeseen or unavoidable delays in delivering product enhancements, product features or new products due to factors within or outside of our control. If we do not generate adequate returns from our investment in product development, our revenues or margins could be materially reduced.

If we fail to adapt to changing technological and market trends or changing customer requirements, our market share could decline and our sales and profitability could be materially adversely affected.

The business application software market is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product lifecycles. The development of new technologically advanced software products is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of technological and market trends.

Our future success will largely depend upon our ability to develop and introduce timely new products and product features in order to maintain or enhance our competitive position. The introduction of enhanced or new products requires us to manage the transition from, or integration with, older products in order to minimize disruption in sales of existing products and to manage the overall process in a cost-effective manner. If we do not successfully anticipate changing technological and market trends or changing customer requirements and we fail to enhance or develop products timely, effectively and in a cost-effective manner, our ability to retain or increase market share may be harmed and our sales and profitability could be materially adversely affected.

If our existing or prospective customers prefer an application software architecture other than the standards-based technology and platforms upon which we build or support our products, or if we fail to develop our new product enhancements or products to be compatible with the application software architecture preferred by existing and prospective customers, we may not be able to compete effectively and our license revenue could be materially reduced.

Many of our customers operate their information technology infrastructure on standards-based application software platforms such as Java 2 Platform, Enterprise Edition (J2EE) and Microsoft.NET (.NET). A significant portion of our product development is devoted to enhancing our products that deploy these and other standards-based application software platforms.

Although the standards and technologies that we have chosen for our products (J2EE and ..NET) have been adopted by our customers, there may be existing or new technologies and platforms that achieve industry standard status that are not compatible with our products and that will require us to spend material development resources to develop products or product enhancements that are deployable on these platforms. If we are unsuccessful in developing these products or product enhancements, we may lose existing customers or be unable to attract prospective customers.

In addition, if our customers utilizing legacy products migrate to new products, they may choose competing products other than our offerings based upon their preference for a new or different standards-based application software than the software or platforms on which our products operate or are supported. Any of these adverse developments could injure our competitive position and could cause our license revenue to be materially adversely affected.

Our software products are built upon and depend upon operating platforms and software developed and supplied by third parties. As a result, changes in the availability, features and price of, or support for, any of these third party platforms or software could materially increase our costs, divert management resources and materially adversely affect our competitive position and license revenue.

Our software products are built upon and depend upon operating platforms and software developed by third party providers. We license from several software providers technologies that are incorporated into our products. Our software may also be integrated with third party vendor products for the purpose of providing or enhancing necessary functionality.

If any of these operating platforms or software products ceases to be supported by its third party provider, or if we lose any technology license for software that is incorporated into our products, we may potentially need to devote increased management and financial resources to migrate our software products to an alternative operating platform, identify and license equivalent technology or integrate our software products with an alternative third party vendor product. In addition, if a provider enhances its product in a manner that prevents us from timely adapting our products to the enhancement, we may lose our competitive advantage and our existing customers may migrate to a competitor’s product.

Third party providers may also not remain in business, cooperate with us to support our software products or make their product available to us on commercially reasonable terms or provide an effective substitute product to us and our customers. Any of these adverse developments could materially increase our costs and materially adversely affect our competitive position and license revenue.

If we lose access to, or fail to obtain, third party software development tools on which our product development efforts depend, we may be unable to develop additional applications and functionality and our ability to maintain our existing applications may be diminished, which may cause us to incur materially increased costs, reduced margins or lower revenue.

We license software development tools from third parties and use those tools in the development of our products. Consequently, we depend upon third parties’ abilities to deliver quality products, correct errors, support their current products, develop new and enhanced products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. If any of these third party development tools become unavailable, if we are unable to maintain or renegotiate our licenses with third parties to use the required development tools, or if third party developers fail to adequately support or enhance the tools, we may be forced to establish relationships with alternative third party providers and to rewrite our products using different development tools. Although we believe that we could obtain other development tools with comparable functionality from other third parties, we may not be able to obtain them on reasonable terms or in a timely fashion. In addition, we may not be able to successfully rewrite our products using different development tools, or we may encounter substantial delays in doing so. If we do not adequately replace these software development tools in a timely manner, we may incur additional costs, which may materially reduce our margins or revenue.

If our products fail to perform properly due to undetected defects or similar problems, and if we fail to develop an enhancement to resolve any defect or other software problem, we could be subject to product liability, performance or warranty claims, incur material costs and our reputation may be harmed, resulting in a potential loss of customer confidence and adversely impacting our sales, revenue and operating results.

Our software applications are complex and, as a result, defects or other software problems may be found during development, product testing, implementation or deployment. In the past, we have encountered defects in our products as they are introduced or enhanced. If our software contains defects or other software problems:

•	we may not be paid;

•	a customer may bring a warranty claim against us;

•	a customer may bring a claim for their losses caused by our product failure;

•	we may face a delay or loss in the market acceptance of our products;

•	we may incur unexpected expenses and diversion of resources to remedy the problem;

•	our reputation and competitive position may be damaged; and

•	significant customer relations problems may result.

Our customers may use our software together with software and hardware applications and products from other companies. As a result, when problems occur, it may be difficult to determine the cause of the problem, and our software, even when not the ultimate cause of the problem, may be misidentified as the problem. The existence of these defects or other software problems, even when our software is not the source of the problem, might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts for a lengthy time period, require extensive consulting resources, hurt our reputation and cause significant customer relations problems.

In addition, our customers deploy our applications and products in critical parts of their organizations’ business processes. If our products fail to perform properly, we may face liability claims notwithstanding that our standard customer agreements contain limitations of liability provisions. A material claim or lawsuit against us could result in significant legal expense, harm our reputation, damage our customer relations, divert management’s attention from our business and expose us to the payment of material damages or settlement amounts. In addition, interruption in the functionality of our products or other defects could cause us to lose new sales and materially adversely affect our license and maintenance services revenues and our operating results.

If our products fail to perform properly due to defects or similar problems in operating platforms and software products developed by third parties, the implementation or functionality of our products could be materially impaired and our reputation may be harmed.

The effective implementation of our products depends upon the successful operation of operating platforms and software products developed by third parties and used in conjunction with our products. Any undetected defects or similar problems in these third party products could prevent the implementation or materially impair the functionality of our products, delay new product introductions or harm our reputation. In addition, we may be required to incur significant expenses to repair and investigate the cause of any error due to the use of operating platforms and software products developed by third party providers.

A breach in the security of our software could subject us to material claims and additional costs and could harm our reputation.

Fundamental to the use of enterprise application software, including our software, is the ability to collect, secure, store and transmit confidential information. Third parties may attempt to breach the security of our applications, third party applications upon which our products are based or those of our customers and their databases. We may be responsible, including for liability purposes, to our customers for certain breaches in the security of our software products. Any security breaches for which we are, or are perceived to be, responsible, in whole or in part, could subject us to claims, which could harm our reputation, and result in significant costs. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could materially harm our operating results. Computer viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in customer processing or a loss of data. We might be required to expend significant financial and other resources to protect further against security breaches or to rectify problems caused by any security breach.

If we are not able to retain and hire key employees, our business could suffer and we may not be able to execute our business strategy.

Our business strategy and future success depends, in part, upon our ability to retain and attract highly skilled managerial, professional service, sales, development, marketing, accounting, administrative and infrastructure-related personnel. The market for highly skilled employees is competitive in the labor markets in which we operate. Our business could be adversely affected if we are unable to retain key employees or recruit qualified personnel in a timely fashion, or if we are required to incur unexpected increases in compensation costs to retain key employees or meet our hiring goals. If we are not able to retain and attract the personnel we require, or do so on a cost-effective basis, it could be more difficult for us to sell and develop our products and services and execute our business strategy, which could lead to a material shortfall in revenue.

The loss of key members of our senior management team could disrupt the management of our business and materially impair the success of our business.

We believe that our success depends on the continued contributions of the members of our senior management team. We rely on our executive officers and other key managers for the successful performance of our business. The loss of the services of one or more of our executive officers or key managers could have an adverse effect on our operating results and financial condition. Although we have employment arrangements with several members of our senior management team, none of these arrangements prevents any of our employees from leaving us. We do not maintain key man life insurance on any of our members of senior management. The loss of any member of our senior management team could materially impair our ability to perform successfully, including achieving satisfactory operating results and maintaining our growth.

We will incur significantly higher costs as a result of being a public company. If we fail to accurately predict or effectively manage these costs, our operating results could be materially adversely affected.

As a public company, we will incur significantly higher accounting, legal and other expenses than we did as a private company. The Sarbanes-Oxley Act of 2002, as well as similar or related rules adopted by the Securities and Exchange Commission and The Nasdaq Global Market, have imposed substantial requirements on public companies, including requiring changes in corporate governance practices and adding requirements relating to internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our accounting, legal and other costs and to make some activities more time-consuming. Through August 31, 2007, we have incurred approximately $2.8 million in third party consulting fees related to preparation for compliance with Section 404 of the Sarbanes-Oxley Act. In addition, we expect our directors’ and officers’ liability insurance to become more costly for us, and we may need to accept reduced policy limits and coverage unless we are prepared to expend greater amounts to maintain coverage similar to our coverage today. If we fail to predict these costs accurately or to manage these costs effectively, our operating results could be materially adversely affected.

If we are not able to protect our intellectual and other proprietary rights, we may not be able to compete effectively and our license revenue could be materially adversely affected.

Our success and ability to compete is dependent in significant degree on our intellectual property, particularly our proprietary software. We rely on a combination of copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to establish and protect our rights in our software and other intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, design around or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary.

Our competitors may independently develop software that is substantially equivalent or superior to our software. Furthermore, we have no patents and existing copyright law affords only limited protection for our software and may not protect such software in the event competitors independently develop products similar to ours.

We take significant measures to protect the secrecy of our proprietary source code. Despite these measures, unauthorized disclosure of some of or all of our source code could occur. Such unauthorized disclosure could potentially cause our source code to lose trade secret protection and make it easier for third parties to compete with our products by copying their functionality, structure or operation.

In addition, the laws of some countries may not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, we may not be able to protect our proprietary software against unauthorized third party copying or use, which could adversely affect our competitive position and our license revenue. Any litigation to protect our proprietary rights could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources and could be unsuccessful.

Claims that we infringe upon third parties’ intellectual property rights could be costly and time-consuming to defend or settle or result in the loss of significant products, any of which could materially adversely impact our revenue and operating results.

Third parties could claim that we have infringed upon their intellectual property rights. Such claims, whether or not they have merit, could be time-consuming to defend, result in costly litigation, divert our management’s attention and resources from day-to-day operations or cause significant delays in our delivery or implementation of our products.

We could also be required to cease to develop, use or market infringing or allegedly infringing products, to develop non-infringing products or to obtain licenses to use infringing or allegedly infringing technology. We may not be able to develop alternative software or to obtain such licenses or, if a license is obtainable, we cannot be certain that the terms of such license would be commercially acceptable.

If a claim of infringement were threatened or brought against us, and if we were unable to license the infringing or allegedly infringing product or develop or license substitute software, or were required to license such software at a high royalty, our revenue and operating results could be materially adversely affected. In addition, we agree, from time to time, to indemnify our customers against certain claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending our customers against such claims.

Catastrophic events may disrupt our business and could result in materially increased expenses, reduced revenues and profitability and impaired customer relationships.

We are a highly automated business and rely on our network infrastructure and enterprise applications and internal technology systems for our development, marketing, operational, support and sales activities. A disruption or failure of any or all of these systems in the event of a major telecommunications failure, cyber-attack, terrorist attack, fire, earthquake, severe weather conditions or other catastrophic event could cause system interruptions, delays in our product development and loss of critical data, could prevent us from fulfilling our customer contracts, change customer purchasing intentions or expectations, create delays or postponements of scheduled implementations or other services engagements or otherwise disrupt our relationships with current or potential customers.

We have developed disaster recovery plans and backup systems to reduce the potentially adverse effect of catastrophic events, but these plans and systems may not be effective in addressing a catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems. As a result of any of these events, we may not be able to conduct normal business operations and may be required to incur significant expenses in order to resume normal business operations. As a result, our revenues and profitability may be materially adversely affected.

Our business is partially dependent upon federal government contractors and the need for compliance with federal government contract accounting standards. Our failure to anticipate or adapt timely to changes in those standards could cause us to lose our government contractor customers and materially adversely affect our revenue generated from these customers.

We derive a significant portion of our revenues from federal government contractors. In 2006 and for the six months ended June 30, 2007, approximately half of our license revenue was generated from federal government contractor customers. Our government contractor customers utilize our Deltek Costpoint, Deltek GCS Premier or our enterprise project management applications to manage their contracts with the federal government in a manner that accounts for expenditures in accordance with the federal government contracting accounting standards.

For example, a key function of our Costpoint application is to enable government contractors to enter, review and organize accounting data in a manner that is compliant with applicable laws and regulations and to easily demonstrate compliance with those laws and regulations. If the federal government alters these compliance standards, or if there were any significant problem with the functionality of our software from a compliance perspective, we may be required to modify or enhance our software products to satisfy any new or altered compliance standards. Our inability to effectively and efficiently modify our applications to resolve any compliance issue could result in the loss of our government contract customers and materially adversely impact our revenue from these customers.

Significant reductions in the federal government’s budget or changes in the spending priorities for that budget could materially reduce government contractors’ demand for our products and services.

The federal government’s budget is subject to annual renewal and may be increased or decreased, whether on an overall basis or on a basis that could disproportionately injure our customers. Any significant downsizing, consolidation or insolvency of our federal government contractor customers resulting from changes in procurement policies, budget reductions, loss of government contracts, delays in contract awards or other similar procurement obstacles could materially adversely impact our customers’ demand for our software products and related services and maintenance.

If we are unable to comply with the covenants or restrictions contained in our credit agreement our lenders could declare all amounts outstanding under the credit agreement to be due and payable, which could materially adversely affect our financial condition.

Our credit agreement governing our term loan and revolving credit facility contains covenants that, among other things, restrict our and our subsidiaries’ ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by us and engage in certain transactions with affiliates. The credit agreement also requires us to comply with financial ratios related to fixed charge coverage, interest coverage and leverage ratios. Over time, the ratios become more restrictive. We may not be able to comply with these financial covenants, and the restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.

Our ability to comply with the covenants and restrictions contained in our credit agreement may be affected by economic, financial, industry or other conditions, some of which may be beyond our control. For the year ended December 31, 2006, we did not comply with the covenant requiring us to submit audited annual financial statements by March 31, 2007, although we were able to provide the audited financial statements within the 30-day grace period provided under the credit agreement. The breach of any of the covenants or restrictions contained in our credit agreement, unless cured within the applicable grace period, could result in a default under the credit agreement that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. In such an event, we may not have sufficient assets to repay such indebtedness. As a result, any default could have serious consequences to our financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price could be volatile and could decline for a variety of reasons following this offering, resulting in a substantial loss on your investment.

Our common stock has not been bought or sold publicly since 2002. We cannot predict the extent to which investor interest will lead to an active trading market for our common stock or the prices at which our common stock will trade following this offering. If an active trading market does not develop, you may have difficulty selling any common stock that you buy and the value of your shares may be impaired.

The initial public offering price for our shares of common stock will be determined by negotiations between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to resell the common stock you purchase at or above the initial public offering price.

The stock markets generally have experienced extreme volatility, often unrelated to the operating performance of the individual companies whose securities are traded publicly. Broad market fluctuations and general economic conditions may materially adversely affect the trading price of our common stock.

Significant price fluctuations in our common stock could result from a variety of other factors, including:

•	actual or anticipated fluctuations in our operating results or financial condition;

•	our competitors’ announcements of significant contracts, acquisitions or strategic investments;

•	changes in our growth rates or our competitors’ growth rates;

•	conditions of the project-focused software industry; and

•	any other factors described in this “Risk Factors” section of this prospectus.

If securities analysts do not publish research or reports about our company and our industry, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about our company and our industry. We do not control these analysts. One or more analysts could downgrade our stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little recent experience with our company, which could affect their ability to accurately forecast our results or make it more likely that we fail to meet their estimates. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price for our stock could decline.

Future sales of our common stock by existing shareholders could cause our stock price to decline.

Upon completion of this offering, we will have             shares of common stock outstanding, of which             shares will be held by our current shareholders, assuming no exercise of the underwriters’ over-allotment option. If our existing shareholders, including members of our executive team, sell substantial amounts of our common stock in the public market or if the market perceives that shareholders may sell shares of common stock, the market price of our common stock could decrease significantly. In connection with this offering, shareholders holding substantially all of our common stock have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances as set forth in “Underwriting.”

Following the expiration of the lock-up period, the New Mountain Funds will have the right, subject to certain conditions, to require us to register the sale of their shares under the federal securities laws. If this right is exercised, holders of other shares and, in certain circumstances, options may sell their shares along side the New Mountain Funds, which could cause the prevailing market price of our common stock to decline. Approximately              shares of our common stock will be, directly or indirectly, subject to a registration rights agreement upon completion of this offering.

We intend to file a registration statement with the Securities and Exchange Commission covering              shares subject to options outstanding under our 2005 Stock Option Plan and 2007 Plan, but not exercised, as of the closing of this offering and              shares reserved for issuance under our 2007 Plan and our ESPP.

A decline in the trading price of our common stock due to the occurrence of any future sales might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and may cause you to lose part or all of your investment in our shares of common stock.

You may not be able to realize a gain on your investment, since we do not expect to pay any cash dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. The terms of our credit agreement include provisions that restrict the payment of cash dividends on our common stock. In addition, we currently need the consent of the New Mountain Funds before we pay a dividend. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our largest shareholders and their affiliates will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including any change of control.

Upon the completion of this offering, we anticipate that our largest shareholders, the New Mountain Funds, will own, in the aggregate,         % of our outstanding common stock and 100% of our Class A common stock. As a result, the New Mountain Funds would be able to control all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. The New Mountain Funds will retain the right to elect a majority of our directors so long as they own our Class A common stock and at least one-third of our outstanding common stock. In addition, the New Mountain Funds will have the benefit of the rights conferred by the investor rights agreement and New Mountain Capital will continue to have certain rights under the advisory agreement. See “Certain Relationships and Related Party Transactions—Recapitalization—Investor Rights Agreement” and “Certain Relationships and Related Party Transactions—Recapitalization—Advisory Agreement.” The New Mountain Funds may have interests that differ from your interests, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may adversely affect the market price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $            per share based on an assumed initial public offering price of $            , the midpoint of the range set forth on the cover of this prospectus, because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our common stock. If outstanding options to purchase our common stock are exercised, you will experience additional dilution. See “Dilution.”

You will not have the same protections available to other shareholders of Nasdaq-listed companies because we are a “controlled company” within the meaning of The Nasdaq Global Market’s standards and, as a result, will qualify for, and may rely on, exemptions from several corporate governance requirements.

Upon completion of this offering, our controlling shareholders, the New Mountain Funds, are expected to control a majority of our outstanding common stock and will have the ability to elect a majority of our board of directors. As a result, we are a “controlled company” within the meaning of the rules governing companies with stock quoted on The Nasdaq Global Market. Under these rules, a company as to which an individual, a group or another company holds more than 50% of the voting power is considered a “controlled company” and is exempt from several corporate governance requirements, including requirements that:

•	a majority of the board of directors consist of independent directors;

•

compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and

•	director nominees be selected or recommended for election by a majority of the independent directors or by a nominating committee that is composed entirely of independent directors.

Following this offering, we intend to avail ourselves of these exemptions. In addition, because we are listing our common stock in connection with an initial public offering, following this offering our audit committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of other companies that are subject to all of The Nasdaq Global Market corporate governance requirements as long as the New Mountain Funds own a majority of our outstanding common stock.

Anti-takeover provisions in our charter documents, Delaware law and our Shareholder’s Agreement could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common stock.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us (as a public company with common stock listed on The Nasdaq Global Market) from engaging in a business combination with an interested shareholder for a period of three years after the person becomes an interested shareholder, even if a change in control would be beneficial to our existing shareholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that shareholders may consider favorable. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	provide the New Mountain Funds, through their stock ownership, with the ability to elect a majority of our directors if they beneficially own one-third or more of our common stock;

•	do not provide for cumulative voting;

•

provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office (subject to the rights of the Class A shareholders);

•	limit the calling of special meetings of shareholders;

•	permit shareholder action by written consent if the New Mountain Funds and its affiliates own one-third or more of our common stock;

•	require supermajority shareholder voting to effect certain amendments to our certificate of incorporation; and

•	require shareholders to provide advance notice of new business proposals and director nominations under specific procedures.

In addition, certain provisions of our shareholder’s agreement require that certain covered persons (as defined in the shareholder’s agreement) vote their shares of our common stock in favor of certain transactions in which the New Mountain Funds propose to sell all or any of portion of their shares of our common stock or in which we propose to sell or otherwise transfer for value all or substantially all of the stock, assets or business of the company. See “Description of Capital Stock—Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws, Delaware Law and Shareholder’s Agreement.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” or similar words. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to predict accurately or control. The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operation and financial position. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock to be sold by us in this offering will be approximately $            million, assuming an initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, including a transaction fee of $                 payable to New Mountain Capital. We estimate that the net proceeds from the sale of shares of our common stock to be sold by the selling shareholders will be approximately $             million, assuming an initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and the exercise price of options that the selling shareholders will exercise in connection with the offering. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. However, we expect to receive approximately $             in proceeds from the selling shareholders in connection with their exercise of options in connection with this offering. The selling shareholders include our senior management and directors.

We expect to use the net proceeds we receive from the sale of our common stock to repay the indebtedness outstanding under our revolving credit facility and to repay a portion of our indebtedness under the term loan of our credit agreement. As of September 1, 2007, we had $20.0 million of principal outstanding under our revolving credit facility and $211.5 million of principal outstanding on our term loan. The term loan was initially incurred in the amount of $115 million on April 22, 2005 to finance our recapitalization. In 2006, we borrowed under our revolving credit facility primarily to repay a liability owed to the selling shareholders in the recapitalization and finance part of the CSSI acquisition. The principal amount of the term loan was increased by $100 million on April 28, 2006 to finance the repayment of our 8% subordinated debentures due 2015. As of September 1, 2007, the interest rate was 7.75% for the term loan and 8.12% on a weighted average basis for the revolving credit facility. The term loan matures on April 22, 2011, and the revolving credit facility matures on April 22, 2010.

After application of approximately $             million of the net proceeds from this offering to repay all indebtedness outstanding under our revolving credit facility and approximately $             million of the net proceeds from this offering to repay a portion of our indebtedness under the term loan of our credit agreement, we expect that approximately $             million will be outstanding under our term loan. Affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, underwriters for this offering, are lenders and will receive a portion of the net proceeds used to repay debt under our credit agreement.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of the prospectus) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. However, upon an increase in the assumed initial public offering price, we may determine to sell fewer shares in this offering, in which event the selling shareholders may sell more shares.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our capital stock. The terms of our credit agreement include provisions that restrict the payment of cash dividends on our common stock. In addition, the terms of our investor rights agreement with the New Mountain Funds and certain other persons require the prior written consent of the New Mountain Funds if we wish to pay or declare any dividend on our capital stock until the New Mountain Funds and any assignee of the New Mountain Funds own less than 15% of our outstanding common stock. See “Certain Relationships and Related Party Transactions—Recapitalization—Investor Rights Agreement.” We currently intend to retain any future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future.

Any future determination related to our dividend policy will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table presents cash and cash equivalents and our capitalization at June 30, 2007:

•	on an actual basis; and

•	on an adjusted basis to reflect:

•	the issuance of shares of our common stock upon the exercise of options immediately prior to the closing of this offering;

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus;

•	our receipt of the estimated net proceeds from this offering after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	our repayment of indebtedness with such net proceeds as described in “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, each contained elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted(1)
	(unaudited)
Cash and cash equivalents	$2,292	$

Long-term debt, including current portion	$226,950	$

Shareholders’ deficit:
Preferred stock $0.001 par value—authorized, 5,000,000 shares; outstanding, 0 shares, actual and as adjusted	—		—
Common stock, $0.001 par value—authorized, 200,000,000 shares; outstanding, 39,447,102 shares actual, shares as adjusted	39
Class A common stock, $0.001 par value—authorized, 100 shares; outstanding, 100 shares	—		—
Additional paid-in-capital	115,143
Accumulated deficit	(266,373)
Accumulated other comprehensive income	(546)

Total shareholders’ deficit	(151,737)

Total capitalization	$75,213	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of the prospectus) would increase or decrease, as applicable, the amount of additional paid-in capital and total shareholders equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. However, upon an increase in the assumed initial offering price, we may determine to sell fewer shares in this offering, in which event the selling shareholders may determine to sell more shares.

The outstanding share information is based upon 39,447,102 shares of our common stock outstanding as of June 30, 2007 plus the issuance of              shares of our common stock upon the exercise of options immediately prior to the closing of this offering. This number excludes:

•

            shares of our common stock issuable upon the exercise of options that were outstanding under our 2005 Stock Option Plan at June 30, 2007, with a weighted exercise price of $            per share and that will not be exercised prior to the closing of this offering;

•

235,500 shares of our common stock issuable upon the exercise of options that were outstanding under our 2007 Plan at June 30, 2007, with a weighted average exercise price of $            per share and that will not be exercised prior to the closing of this offering;

•	1,604,500 shares of our common stock reserved for future issuance under our 2007 Plan; and

•	750,000 shares of our common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. As of             , our as adjusted net tangible book value was approximately $              million, or $              per share of common stock. Our as adjusted net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of             , after giving effect to the exercise of options prior to completion of this offering to acquire shares of our common stock. After giving effect to our sale in this offering of              shares of our common stock at an assumed initial public offering of $              per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of              would have been approximately $              million, or $              per share of our common stock. This represents an immediate increase in as adjusted net tangible book value of $              per share to our existing shareholders and an immediate dilution of $              per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
As adjusted net tangible book value per share as of , before giving effect to this offering	$
Increase in as adjusted net tangible book value per share attributable to investors purchasing shares in this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution in as adjusted net tangible book value per share to investors in this offering		$

The following table summarizes, as of June 30, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the exercise of options immediately prior to completion of this offering to acquire              shares of our common stock, the total cash consideration paid and the average price per share paid by our existing shareholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of the prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New public investors							$

Total			%	$		%

The above discussion and table assume no exercise of stock options outstanding as of             , including              shares of common stock issuable upon exercise of options with a weighted-average exercise price of $              per share (other than those that will be exercised immediately prior to the completion of this offering). If all other options were exercised, then our existing shareholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the midpoint of the range set forth on the cover of the prospectus) would increase or decrease, as applicable, our as adjusted net tangible book value after this offering by $              million and increase or decrease, as applicable, the dilution to new investors by $              per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by Deloitte & Touche LLP, independent registered public accountants, and are included in this prospectus. The statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our unaudited consolidated financial statements that are not contained in this prospectus. The statement of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements for the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2006 and 2007, in the opinion of management, have been prepared in accordance with accounting principles generally accepted in the United States and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of results for these periods. Historical results are not necessarily indicative of the results to be expected in any future period. In addition, our historical results for each of the periods presented in this table may not be comparable due to certain significant transactions that the Company undertook in the periods presented, including the impact of the recapitalization in 2005 and the change to our C-corporation tax status in 2005. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Statement of Operations Data:
REVENUES:
Software license fees	$23,742	$36,636	$34,934	$45,923	$74,958	$34,768	$38,649
Consulting services	18,063	22,842	28,585	41,212	66,573	28,868	38,270
Maintenance and support services	43,987	47,778	54,178	63,709	83,172	39,456	49,375
Other revenues	4,512	2,091	3,516	2,112	3,565	2,976	4,529

Total revenues	90,304	109,347	121,213	152,956	228,268	106,068	130,823

COST OF REVENUES:
Cost of software license fees	7,032	4,269	4,860	4,591	6,867	3,290	4,230
Cost of consulting services	16,164	17,164	23,397	32,659	54,676	24,655	33,416
Cost of maintenance and support services	10,281	10,504	11,287	11,969	15,483	7,359	7,749
Cost of other revenues	3,075	1,972	4,114	2,002	4,634	4,110	5,012

Total cost of revenues	36,552	33,909	43,658	51,221	81,660	39,414	50,407

GROSS PROFIT	53,752	75,438	77,555	101,735	146,608	66,654	80,416

Research and development	22,521	22,305	22,944	26,246	37,293	17,096	20,693
Sales and marketing	14,819	15,108	16,680	19,198	37,807	16,163	20,597
General and administrative	11,061	10,416	11,367	15,181	26,622	12,066	14,343
Recapitalization expenses	—	—	—	30,853	—	—	—

Operating expenses	48,401	47,829	50,991	91,478	101,722	45,325	55,633

INCOME FROM OPERATIONS	5,351	27,609	26,564	10,257	44,886	21,329	24,783
Interest income	443	438	408	436	397	278	168
Interest expense	(635)	(632)	(74)	(11,297)	(20,098)	(10,834)	(9,233)
Other (expense) income, net	17	954	(132)	238	82	8	35

INCOME (LOSS) BEFORE INCOME TAXES	5,176	28,369	26,766	(366)	25,267	10,781	15,753
Income tax (benefit) expense	3,156	3,594	(1,117)	(9,098)	9,969	4,296	6,183

NET INCOME	$2,020	$24,775	$27,883	$8,732	$15,298	$6,485	$9,570

EARNINGS PER SHARE:
Basic	$0.02	$0.29	$0.33	$0.17	$0.39	$0.17	$0.24

Diluted	$0.02	$0.29	$0.33	$0.17	$0.38	$0.16	$0.23

Unaudited Pro Forma Data:
Pro forma net income (loss) assuming C-corporation treatment(1)			$15,707	$(3,569)	$15,298	$10,781	$15,753
Pro forma diluted earnings (loss) per share—diluted(1)			$0.19	$(0.07)	$0.38	$0.16	$0.23

COMMON SHARES AND EQUIVALENTS OUTSTANDING:
Basic weighted average shares	112,989	84,741	84,741	52,910	39,332	39,241	39,424

Diluted weighted average shares	113,989	84,741	84,741	52,910	40,262	40,066	41,030

Balance Sheet Data (end of period):
Cash and cash equivalents	$6,417	$16,613	$13,129	$17,679	$6,667		$2,292
Working capital (deficit)(2)	(7,405)	5,100	3,511	(4,825)	(22,562)		(18,077)
Total assets	53,793	59,930	56,331	95,650	134,488		134,415
Deferred revenue	23,732	16,835	22,541	27,253	26,612		25,268
Long-term debt, net of current portion	12,069	3,319	—	213,275	210,375		209,300
Total shareholders’ equity (deficit)	966	20,003	14,044	(183,109)	(164,065)		(151,737)

(1)	Unaudited pro forma net income (loss) and diluted earnings (loss) per share reflects adjustments to 2004 and the portion of 2005 prior to the recapitalization in April 2005 to reflect what the income tax effects might have been had the Company not been treated as an S-corporation.
(2)	Working capital (deficit) represents current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our financial statements contained elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business, operations and financial position. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.

Company Overview

Since our founding in 1983, we have established a leading position as a provider of enterprise applications software and related services designed and developed specifically for project-focused organizations. These organizations include architectural and engineering (A/E) firms, government contractors, aerospace and defense contractors, information technology services firms, consulting companies, discrete project manufacturing companies, grant-based not-for-profit organizations and government agencies, among others. As of August 1, 2007, our customers included 86 of the 100 leading federal information technology contractors (based on 2006 revenue derived from federal government contracts) and approximately 75% of the 500 largest A/E firms (based on design services revenue for 2006). Our strong brand recognition is evidenced by the use of our software offerings by the seven largest information technology services companies and by six of the seven largest aerospace and defense companies (as identified in the Fortune 500 list of America’s largest companies based on 2006 revenue) as of August 1, 2007. In addition, we provide solutions to the 10 largest federal information technology companies (as identified in Washington Technologies Top 100 federal contractors based on 2006 revenue) and 15 of the top 20 A/E companies (based on design services revenue for 2006).

These project-focused organizations generate revenue from defined, discrete, customer-specific engagements or activities, rather than from mass-producing or distributing products. Project-focused organizations typically require specialized software to help them automate complex business processes around the engagement, execution and delivery of projects. Our software enables them to greatly enhance the visibility they have over all aspects of their operations by providing them increased control over their critical business processes, accurate, project-specific financial information, and real-time performance measurements.

With our software applications, project-focused organizations can better measure business results, optimize performance and streamline operations, thereby enabling them to win new business. As of June 30, 2007, we had over 12,000 customers worldwide that spanned numerous project-focused industries and ranged in size from small organizations to large enterprises.

Our revenue is generated from sales of software licenses and related software maintenance and support agreements and professional services to assist customers with the implementation of our products, as well as education and training services. Our continued growth depends, in part, on our ability to generate license revenues from new customers. Approximately one-third of our license revenues are derived from customers to which we have not made previous sales of our products. For the six months ended June 30, 2007, approximately 35% of our license revenues were derived from new customers.

In our management decision making we continuously balance our need to achieve short-term financial goals with the equally critical need to continuously invest in our products and infrastructure to ensure our future success. In making decisions around spending levels in our various functional organizations, we consider many factors, including:

•	Our ability to expand our presence and penetration of existing markets;

•	The extent to which we can sell new products to existing customers and sell upgrades to applications from legacy products in our current portfolio;

•	Our success in expanding our network of alliance partners;

•	Our ability to expand our presence in new markets and broaden our reach geographically; and

•	The pursuit and successful integration of acquired companies.

We have acquired companies to broaden our product offerings, expand our customer base and provide us with a future opportunity to migrate those added customers to newer applications we may develop. The products of the acquired companies provide our customers with core functionality that complements our own established products.

In evaluating our financial condition and operating performance, we consider a variety of factors including, but not limited to, the following:

•

The growth rates of the individual components of our revenues (licenses, services and support) relative to recent historical trends and the growth rate of the overall market as reported or predicted by industry analysts;

•	The gross margins of our business relative to recent historical trends;

•	Our cash flow from operations;

•	The long-term success of our development efforts;

•	Our ability to successfully penetrate new markets;

•	Our ability to successfully integrate acquisitions and achieve anticipated synergies;

•	Our win rate against our competitors;

•	Our long term customer retention rates; and

•	Our long term adjusted EBITDA margin trends.

Each of the factors may be evaluated individually or collectively by our senior management team in evaluating our performance as we balance our short-term quarterly objectives and our strategic goals and objectives.

We continue to actively sell licenses for certain “legacy” products, primarily to customers that require additional licenses for the expansion of their business. These products include Deltek FMS, Deltek Sema4 and Deltek Advantage.

We expect that sales of conversion licenses will become an increasing portion of our license revenues. Over time, we expect our customers to respond to attractive opportunities to upgrade their legacy applications to more current, feature-rich applications we offer today and in the future. However, we believe we differentiate ourselves from competing vendors by maintaining a commitment to supporting acquired applications for many years after the acquisition of a company. We believe that by providing our customers with a longer time horizon for upgrading to a current product, we build greater customer loyalty and enjoy higher customer retention.

Since 2005, we have substantially increased our investments in product development, sales and marketing to increase our presence in our targeted markets so as to raise awareness among our potential customers and compete more aggressively. We believe that these additional investments have been instrumental in further improving our competitive position and driving our recent revenue growth.

Consistent with our business plan, we expect to continue to increase our spending on product development, sales and marketing in the future. We believe that our international expansion plans will require significant investment in local marketing initiatives and translation of our products and related user documentation into local languages. We may also acquire businesses or complementary products in foreign countries to facilitate our international growth objectives.

History

We were founded in 1983 to develop and sell accounting software solutions for organizations and firms that contract with the U.S. federal government. Since our founding, we have continued our focus on providing solutions to federal contractors as well as to other project-focused organizations, and at the same time we have broadened our product offerings by developing new software products, selectively acquiring businesses with attractive project-focused applications and services and partnering with third parties. Our two founders were Donald and Kenneth deLaski.

In April 2005, the New Mountain Funds purchased the majority ownership of our company from the deLaski shareholders through a recapitalization. Immediately after this transaction, we implemented a strategy to recruit additional management talent and significantly improve our competitive position and growth prospects through increased investments in product development, sales and marketing initiatives, complemented by strategic acquisitions aimed at broadening our customer base and our product offerings.

In October 2005, we acquired Wind2, an enterprise software provider serving project-focused A/E and other professional services firms. The acquisition of Wind2 enabled us to expand our presence in the A/E market with the addition of approximately 2,500 customers, including primarily small and medium-sized engineering firms.

In March 2006, we acquired Welcom, a leading provider of project portfolio management solutions, focused on earned value management, planning and scheduling, portfolio analysis, risk management and project collaboration products. The acquisition of Welcom increased our presence among a number of multinational aerospace, defense and government clients, augmenting our existing installed base of customers. This acquisition complemented our core product offerings and created opportunities for additional sales to our existing customer base.

In July 2006, we acquired CSSI, a leading provider of business intelligence tools for the earned value management marketplace. The acquisition of CSSI built upon our leadership position in the enterprise project management sector by incorporating collaborative earned value management analytics delivered by CSSI’s wInsight software with our own earned value management engine, Cobra, and Costpoint, our enterprise resource planning solution for mid- to large-sized government contractors.

In April 2007, we acquired the business assets of AIM, a provider of project management consulting services. This acquisition supplemented our existing project portfolio management systems implementation expertise and capabilities and allowed us to provide additional project portfolio management consulting, training and implementation services.

In addition, in May 2007, we completed the acquisition of WST Pacific Pty Ltd (WSTP), a provider of earned value management (EVM) solutions based in Australia, and previously a development partner of Welcom. The acquisition complemented our existing EVM development, services and support resources. WSTP was renamed Deltek Australia Pty Ltd in connection with the acquisition.

Our 2005 and 2006 revenue growth was driven primarily by the investments we made in product development, sales and marketing and our strengthened management team. In 2006, we experienced software license fee revenue growth of $29.1 million, or 63%, over 2005. Approximately 27% of the total $29.1 million increase was attributable to acquisitions and 73% to organic growth. Our license fee revenue in the six months ended June 30, 2007 increased $3.8 million, or 11% to $38.6 compared to $34.8 million for the six months ended June 30, 2006. Revenue from our acquisitions contributed $2.9 million to our license fee revenue growth in the six months ended June 30, 2007. We believe these investments will continue to position us well for the future.

In April 2007, we reincorporated in the State of Delaware as Deltek, Inc.

Critical Accounting Policies and Estimates

In presenting our financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements.

For further information on our critical and other significant accounting policies, see Note 1, Organization and Summary of Significant Accounting Policies, of our consolidated financial statements contained elsewhere in this prospectus.

Revenue Recognition

We recognize revenue in accordance with the provisions of The American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, as well as Technical Practice Aids issued from time to time by the AICPA, and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

We derive revenues from three primary sources, or elements: software license fees for our products; maintenance and support for those products; and consulting services, including training, related to those products. A typical sales agreement includes both software licenses and maintenance and may also include consulting services, including training.

Software License Fee Revenues: For sales arrangements involving multiple elements where the software does not require significant modification or customization, we recognize software license fee revenues using the residual method as described in SOP 98-9 because to date we have not established vendor specific objective evidence (VSOE) of fair value for the license element. Under the residual method, we allocate revenue to, and defer recognition of, undelivered elements based on their VSOE of fair value and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue for the delivered elements. The objectively determined fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately. Our typical undelivered elements (maintenance and consulting services) are priced consistently at stated amounts in a high percentage of our arrangements.

If VSOE exists to allow the allocation of a portion of the total fee to undelivered elements of the arrangement, the residual amount in the arrangement allocated to software license fee is recognized as revenue when all of the following are met:

•	Persuasive evidence of an arrangement exists. It is our practice to require a contract signed by both the customer and Deltek or an accepted purchase order for existing customers.

•

Delivery has occurred. We deliver software by both physical and secure electronic means. Both means of delivery transfer title and risk to the customer. Shipping terms are generally FOB shipping point.

•

The license fee is fixed and determinable. We recognize revenue for the license component of multiple element arrangements only when the fair value of any undelivered elements is known, any uncertainties surrounding customer acceptance are resolved and there are no refund, return or cancellation rights associated with the delivered elements. License fees are generally considered fixed and determinable when payment terms are less than six months.

•	Collectibility is probable. Amounts receivable must be collectible. For license arrangements that do not meet our collectibility standards, revenue is recognized as cash is received.

Consulting Services Revenues: Our consulting services revenues, which include software implementation, training and other consulting services, are generally billed based on hourly rates plus reimbursable out-of-pocket expenses.

These services are generally not essential to the functionality of our software and are usually completed in three to six months, though larger implementations may take longer. We generally recognize revenues for these services as they are performed. In rare situations in which the services are deemed essential to the functionality of our software in the customer’s environment, we recognize the software and services revenue together in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).

We sell training at a fixed rate for each specific class, at a per attendee price, or at a packaged price for several attendees, and revenue is recognized only when the customer attends and completes the training. To the extent that our customers pay for the training services in advance of delivery, the amounts are recorded in deferred revenue until such time as the training is provided.

Maintenance and Support Services Revenues: Maintenance revenues include fees for software updates on a when-and-if-available basis, telephone, online and web-based support and software defect fixes or patches. Maintenance revenues are recognized ratably over the term of the customer maintenance and support agreement.

The significant judgments and estimates for revenue recognition typically relate to the timing of and amount recognized for software license revenue, including whether collectibility is deemed probable, fees are fixed and determinable and services are essential to the functionality of the software. Changes to these assumptions would generally impact the timing and amount of revenue recognized for software license fee revenues versus other revenue categories.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of our common stock over the amount an employee must pay to acquire the common stock (exercise price) on the date that both the exercise price and the number of shares to be acquired pursuant to the option were fixed (the date of grant). Accordingly, because the exercise price for our grants was equal to the estimated fair value of our common stock on the date of grant, we recorded no compensation cost in our income statement for stock options. We did, however, disclose in our financial statements what the resultant expense would have been had we elected to account for stock options in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which required the fair value method of valuing stock options.

Prior to the recapitalization in April 2005, we granted stock appreciation rights (SARs). Because the SARs were to be settled in cash and not equity, we recorded SAR compensation expense for all exercisable and vested SARs in accordance with APB Opinion No. 25 and related interpretations. To determine the amount of expense to record, a SAR valuation was calculated quarterly based upon a model that utilized an eight-quarter rolling financial history. Accordingly, we recorded $6.4 million and $25.3 million in 2004 and 2005, respectively, related to SAR-based compensation expense. Of the $25.3 million recorded in 2005, $22.6 million was directly related to payments associated with vested SARs at the time of the recapitalization. All remaining SARs were cancelled at the time of the recapitalization.

On January 1, 2006, we adopted SFAS No. 123R, Share-Based Payments. SFAS No. 123R is a revision of SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guide. SFAS No. 123R requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the measurement date of grant. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we began recognizing stock-based compensation expense in our statement of operations using the modified prospective transition method. The modified prospective method for transitioning from our prior accounting practice does not require restatement of prior periods to recognize compensation cost for amounts previously reported only in pro forma note disclosures to the financial statements. Under this transition method, stock-based compensation costs recorded in the statement of operations include the portion related to stock options vesting in the period for all options granted prior to, but not vested as of, January 1, 2006, based upon the grant date fair value previously estimated in accordance with SFAS 123 and all options granted subsequent to January 1, 2006, based on the grant date fair value in accordance with SFAS 123R. We determined the fair value of options granted using the Black-Scholes option-pricing model.

In accordance with SFAS 123R, we recorded $1.7 million in stock-based compensation expense in 2006 and $2.3 million for the first six months of 2007. Because we had primarily issued SARs to employees instead of stock options prior to January 1, 2006, and we therefore had recorded stock-based compensation expense associated with vesting of SARs for those periods, we did not experience a significant increase in stock-based compensation expense from the adoption of SFAS 123R as compared to prior periods. Had we adopted SFAS 123R for the periods 2004 and 2005, net income would have been lower in those periods by $0.1 million and $0.4 million, respectively.

The key assumptions used by management in the Black-Scholes option-pricing model include the fair value of our common stock at the grant date, which is also used to determine the option exercise price, the expected life of the option, the expected volatility of our common stock over the life of the option and the risk-free interest rate. In determining the amount of stock-based compensation to record, management must also estimate expected forfeitures of stock options over the expected life of the options.

Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each option grant. Our board considered numerous objective and subjective factors in estimating the value of our common stock at each option grant date in accordance with the guidance in AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

Based on these factors, our board granted employee stock options during 2006 at exercise prices ranging from $7.22 to $11.48 and during the first six months of 2007 at exercise prices ranging from $12.24 to $16.04.

Based, in part, upon subsequent valuations, our board reassessed the estimated fair value of certain stock options previously granted during the first ten months of 2006. As a result of the reassessment, stock option awards granted to 24 employees and directors were determined to have been made at exercise prices below the reassessed fair value on the date of grant. As a result, those option grants were modified to increase the exercise price to be equal to the revised assessment of the fair value on the date of grant. The option prices for those grants were adjusted upward from the original fair values ranging from $7.22 to $10.19 to revised fair values which ranged from $7.91 to $11.48. No incremental compensation cost resulted from the modifications since the exercise prices were increased. The weighted average intrinsic value of all stock options at the modification date, where applicable, was zero.

The following table represents all stock option grants from July 1, 2006 through the date of this prospectus:

Grant Date	Number of Options Granted	Weighted Average Exercise Price at Grant Date	Modification Date	Weighted Average Exercise Price at Modification Date	Weighted Average Common Stock Fair Value per Share
October 23, 2006	200,000	$10.19	December 4, 2006	$11.48	$11.48
November 20, 2006	494,100	$11.48	N/A	N/A	$11.48
November 21, 2006	191,000	$11.48	N/A	N/A	$11.48
December 4, 2006	150,666	$11.48	N/A	N/A	$11.48
January 9, 2007	40,000	$12.24	N/A	N/A	$12.24
January 19, 2007	27,500	$12.24	N/A	N/A	$12.24
February 5, 2007	17,000	$13.05	N/A	N/A	$13.05
February 21, 2007	77,500	$13.10	N/A	N/A	$13.10
March 9, 2007	24,000	$13.10	N/A	N/A	$13.10
March 15, 2007	700,000	$13.10	N/A	N/A	$13.10
April 3, 2007	245,500	$13.12	N/A	N/A	$13.12
May 14, 2007	100,000	$14.43	N/A	N/A	$14.43
May 18, 2007	74,500	$14.43	N/A	N/A	$14.43
June 11, 2007	61,000	$16.04	N/A	N/A	$16.04
July 10, 2007	176,500	$16.05	N/A	N/A	$16.05
August 6, 2007	388,950	$16.12	N/A	N/A	$16.12

Assuming an initial public offering price of $             (based on the midpoint of the range set forth on the cover page of this prospectus), the intrinsic value of the options outstanding at June 30, 2007, was $         million, of which $         million related to options that were vested and $         million related to options that were not vested.

Valuation Methodology

From the date of our recapitalization in April 2005 through January 1, 2006, the board of directors determined the estimated fair value of our common stock based on several factors consistent with the methodology used by New Mountain Capital in the recapitalization. These factors included:

•	our historical revenue, earnings and cash flow of the Company;

•	expected financial performance for 2005 and beyond;

•	the necessity to recruit key talent during 2005 and 2006 to execute on our growth plans; and

•	valuation multiples applied to companies with comparable operating margins and revenue growth rates.

Because these factors did not change significantly from the date of the recapitalization through January 1, 2006, we continued to use the valuation methodology employed by New Mountain Capital in the April 2005 recapitalization.

Since January 1, 2006, the valuation method that we used to estimate the fair value of our common stock utilized a combination of a market multiple methodology and a comparable transaction methodology.

The market multiple methodology considered market valuation multiples of similar enterprise application software firms (the “comparable software companies”). We selected seven comparable companies that met the following criteria:

•	The company was primarily engaged in the enterprise software business;

•	The company was publicly held and actively traded; and

•	The enterprise value of the company was less than $1 billion.

We have not changed the set of comparable software companies used for valuations from January 1, 2006 through our valuation as of July 20, 2007. We applied the multiples of the comparable software companies to the relevant values for:

•

our cumulative earnings before interest, taxes, depreciation, amortization, recapitalization expenses and stock-based compensation expense (adjusted EBITDA) for the four quarters ended prior to the valuation date;

•	our estimated adjusted EBITDA for the current period, determined as of the valuation date based on management’s estimates; and

•	for periods beginning in October 2006, our estimated adjusted EBITDA for 2007.

The result of this calculation was an estimate of our enterprise value using market multiples of comparable software companies.

The comparable transaction methodology considered market valuation multiples of over 20 software company acquisition transactions announced since early 2003. We selected transactions for this methodology from databases of publicly announced and completed controlling interest transactions involving enterprise software companies valued between $10 million and $15 billion. The analysis of comparable transactions included for each valuation was consistently updated to include transactions announced and completed since the prior valuation. The factors considered in our comparable transaction methodology analysis were the acquired company’s enterprise value to revenue multiple and its enterprise value to adjusted EBITDA ratio.

After analysis of the range of values of those comparable transactions as well as their mean and median values, a range of comparable enterprise value multiples that considered our growth rate and adjusted EBITDA margin levels was applied to our revenue and adjusted EBITDA levels. We further adjusted this value to remove the estimated impact of the control premium from the market multiples used. The result of this calculation was an estimate of our enterprise value using comparable transaction multiples of other acquired software firms.

The application of the market multiple methodology and the comparable transaction methodology was equally weighted and yielded an estimated enterprise value which we then adjusted for our cash and debt balances to estimate the aggregate value of our common stock. We then adjusted that valuation for a marketability discount ranging from 5% to 15% depending upon the proximity of an expected liquidity event such as our planned initial public offering to reflect the fact that our shares were not publicly tradable. The resulting valuation of our company was used to determine the estimated fair value of our common stock at the valuation date.

The valuation of our common stock underlying the stock option exercise prices has increased significantly over the 12 months ended June 30, 2007. The following significant events and changes in key assumptions have impacted our valuation at various dates.

•

As of July 24, 2006, we performed a contemporaneous valuation that, compared with the prior valuation, reflected a 16% increase in our trailing four quarters’ adjusted EBITDA, a 2% increase in our projection of 2006 adjusted EBITDA and a 9% increase in our projection of 2006 revenues. The impact of these increases was partially offset by decreases in the mean of the adjusted EBITDA and revenue multiples of the comparable software companies. The valuation also reflected a marketability discount of 10%. Based on these factors, our valuation increased to $10.19 per share. This value was initially used as the strike price for our October 23, 2006 grants which were later modified to use the fair value determined as of October 20, 2006 as the strike price.

•

As of October 20, 2006, we performed a contemporaneous valuation that reflected increases in the mean of the adjusted EBITDA and revenue multiples of the comparable software companies, as well as a 5% increase in our trailing four quarters’ revenue. Because we had commenced planning for our initial public offering, we reduced our marketability discount from 10% to 5%. Based on these factors, our valuation increased to $11.48 per share. This value was used for all option grants made from the valuation date through December 4, 2006 as we determined there were no significant changes to the underlying assumptions used for the valuation during this period.

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As of December 20, 2006, we performed a contemporaneous valuation that reflected an increase in the multiples applied to our trailing four quarters’ adjusted EBITDA, as well as increases to the multiples applied to our forecasted adjusted EBITDA for 2006 and 2007. The increased multiples were selected from within the range of multiples of our set of comparable software companies, and were based on our continued over-achievement compared to previously forecasted results, and resulted in a valuation of $12.24 per share. This value was used for option grants made subsequent to the valuation date of December 20, 2006 until the next valuation was performed as of January 20, 2007.

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As of January 20, 2007, we performed a contemporaneous valuation that reflected 2006 adjusted EBITDA achievement that was 2.4% higher than previously forecasted in the December 20, 2006 valuation. In addition, the valuation increased with the consideration of our full year 2006 revenues and adjusted EBITDA, compared with the use of the trailing four quarters’ figures for the valuation as of December 20, 2006. As a result, our valuation increased to $13.05 per share. This value was used for option grants made subsequent to the valuation date of January 20, 2007 until the next valuation was performed as of February 20, 2007 as there were no significant changes in the underlying assumptions used between these dates.

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As of February 20, 2007 and March 20, 2007, we performed contemporaneous valuations. The assumptions used for these valuations did not change materially from those used as of January 20, 2007. As a result, our estimated valuation increased to $13.10 and $13.12 per share as of February 20, 2007 and March 20, 2007, respectively. The February 20, 2007 valuation was used for all option grants made from February 20, 2007 until the March 20, 2007 valuation, which was used for all option grants made from March 20, 2007 through the next valuation performed as of April 20, 2007.

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As of April 20, 2007, we performed a contemporaneous valuation that reflected increases in revenue and adjusted EBITDA for the first quarter of 2007 compared to 2006 and the application of higher revenue and adjusted EBITDA multiples within the range of the comparable software companies. The use of higher multiples was considered to be appropriate as the result of our sustained revenue and adjusted EBITDA growth, and increases in the average market multiples implied by the anticipated 2007 results of the comparable software companies. As a result, our estimated valuation increased to $14.43 per share as of April 20, 2007. All option grants made from April 20, 2007 until our next valuation performed as of May 20, 2007 were granted based upon this valuation as there had been no significant changes in the underlying assumptions used.

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As of May 20, 2007, we performed a contemporaneous valuation that reflected an increase in market revenue and adjusted EBITDA multiples used in the comparable transaction methodology for recently announced acquisition transactions. At the same time, the multiples applied to the market multiple methodology reflected the impact of our sustained revenue and EBITDA growth into the current year. As a result, our estimated valuation increased to $16.04 per share as of May 20, 2007. All option grants made from May 20, 2007 until our next valuation as of June 20, 2007 were made based upon this value as there had been no significant changes in the underlying assumptions used.

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As of June 20, 2007 and July 20, 2007, we performed contemporaneous valuations that reflected insignificant changes in the market and company performance. As a result, our estimated valuations increased slightly to $16.05 and $16.12 per share, respectively. The option grants made on July 10, 2007 were made based upon the June 20, 2007 valuation and the grants made on August 6, 2007 were based upon the July 20, 2007 valuation as there had been no significant changes in the underlying assumptions used in the July 20, 2007 valuation.

Because we do not have significant history associated with our stock options in order to determine the expected volatility of our options, we calculated expected volatility as of each grant date under both SFAS 123 and SFAS 123R using an implied volatility method based on reported data for a peer group of publicly traded software companies for which historical information was available. We will continue to use peer group volatility information until sufficient historical volatility of our common stock is available to measure expected volatility for future option grants.

The average expected life of our stock options was determined according to the “SEC simplified method” as described in SAB No. 107, Share-Based Payment, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. Forfeitures were estimated based on our historical analysis of actual stock option forfeitures.

Determining the value of our common stock and other inputs to the Black-Scholes option-pricing model required our board and management to make subjective judgments, assumptions and estimates. A 10% increase in the estimated fair value of our common stock or the expected volatility or a 10% change in the expected option term, which represents the most sensitive and judgmental assumptions, would not have a material effect on our financial statements.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes and FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty for Income Taxes—An Interpretation of FASB Statement No. 109. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. We adopted FIN 48 effective January 1, 2007. FIN 48 requires significant judgement in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition and measurement of tax positions can affect the estimate of the effective tax rate and consequently, affect our operating results.

These temporary differences result in deferred tax assets and liabilities. As of June 30, 2007, we had deferred tax assets of approximately $11.1 million, which were primarily related to differences in the timing of recognition of revenue and expenses for book and tax purposes, and the value of foreign net operating loss carryforwards. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe recovery is not likely, we establish a valuation allowance. As of June 30, 2007, we maintained a valuation allowance equal to the $0.5 million of deferred tax assets related to foreign net operating loss carryforwards as there is not sufficient evidence to enable us to conclude that it is more likely than not that the deferred tax assets will be realized.

Prior to our recapitalization in April 2005, we were organized as an S-corporation under the Internal Revenue Code of 1986, as amended (the Code) and as a result were not subject to federal income taxes. As an S-corporation, we made periodic distributions to our shareholders that covered the shareholders’ anticipated tax liability. In connection with the recapitalization in April 2005, we converted our U.S. taxable status from an S-corporation to a C-corporation as defined by the Code. Consequently, since April 2005 we have been subject to federal and state income taxes. Upon the conversion, we recorded a one-time benefit of $8.9 million to establish a deferred tax asset relating to differences between the book and tax basis of certain operating assets and liabilities and the acquired tax net operating loss carryforwards of Semaphore, Inc., which we acquired in August 2000.

Under the terms of the April 2005 recapitalization agreement, the tax benefit portion of the recapitalization expenses attributable to the settlement of certain stock appreciation rights held by employees is payable to the selling shareholder group in the recapitalization. The liability to the selling shareholder group is reflected as “Accrued liability for redemption of stock in recapitalization” in the accompanying balance sheet and is included in “Redemption of stock in recapitalization” in the statement of changes in shareholders’ deficit.

Our deferred tax assets and liabilities are recorded at an amount based upon a U.S. federal income tax rate of 35%. If a change to the expected tax rate is determined to be appropriate due to differences between our assumptions and actual results of operations or statutory tax rates, it will affect the provision for income taxes during the period that the determination is made.

Allowances for Doubtful Accounts Receivable

We maintain allowances for doubtful accounts and sales allowances to provide adequate provision for potential losses from collecting less than full payment on our accounts receivable. We record provisions for sales allowances, which generally result from credits issued to customers in conjunction with cancellations of maintenance agreements or billing adjustments, as a reduction to revenues. We record provisions for bad debt, or credit losses, as a general and administrative expense in our income statement. We base these provisions on a review of our accounts receivable aging, individual overdue accounts, historical write-offs and adjustments of customer accounts due to service or other issues and an assessment of the general economic environment.

Valuation of Purchased Intangible Assets and Acquired Deferred Revenue

We allocate the purchase price paid in a business combination to the assets acquired, including intangible assets, and liabilities assumed at their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions and estimates we believe to be reasonable. These estimates are based upon a number of factors, including historical experience, market conditions and information obtained from the management of the acquired company. Critical estimates in valuing certain of the intangible assets include, but are not limited to, historical and projected customer retention rates, anticipated growth in revenue from the acquired customer and product base and the expected use of the acquired assets.

We amortize acquired intangible assets using either accelerated or straight-line methods depending upon which best approximates the proportion of future cash flows estimated to be generated in each period of the estimated useful life of the specific asset. Management must estimate the expected life and future cash flows from the acquired asset, both of which are inherently uncertain and unpredictable. Changes in the assumptions used in developing these estimates could have a material impact on the amortization expense recorded in our financial statements. Unanticipated events and circumstances may occur which may affect the accuracy or validity of our assumptions and estimates. As an example, for all of the acquisitions made during 2005, 2006 and the six months ended June 30, 2006 and 2007, we are amortizing the customer relationship intangible assets on an accelerated method using lives of seven to nine years. The use of an accelerated method was based upon our estimates of the projected cash flows from the assets and the proportion of those cash flows received over the estimated life. Had we used a straight-line method of amortization, amortization expense for 2006 would have been approximately $1.0 million less than the amount recorded. If we were to continue to use the same accelerated method, but reduce the estimated useful lives of those assets by one year, total amortization expense would have been higher by $0.3 million for 2006. We amortize acquired technology from our acquisitions using a straight-line method over three to four years. If the useful lives for those assets were reduced by one year, amortization expense for 2006 would have been $0.4 million higher.

In addition, during 2005, 2006 and the six month period ended June 30, 2007 we acquired maintenance obligations (and the associated deferred revenue) with our acquisitions. Emerging Issues Task Force (EITF) Issue No. 01-3 and EITF Issue No. 04-11 clarified different methods to determine the fair value of deferred revenue in a business combination. In accordance with EITF guidance, we valued acquired deferred revenue based on estimates of the cost of providing solution support services and software error corrections plus a reasonable profit margin. The impact of our valuation was a write down of the acquired deferred revenue balances to an average of 49% of their book value on the date of acquisition, from a total of $6.3 million to $3.1 million. This reduced amount will be recognized as revenue over the remaining contractual period of the obligation, generally no more than one year from the date of acquisition. Changes in the estimates used in determining these valuations could result in more or less revenue being recorded.

Impairment of Identifiable Intangible and Other Long-Lived Assets and Goodwill

We review identifiable intangible and other long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate the carrying amount may be impaired or unrecoverable.

We assess the impairment of goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, we test our goodwill for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate an impairment may have occurred by comparing its fair value to its carrying value.

Factors that indicate the carrying amount of goodwill, identifiable intangible assets or other long-lived assets may not be recoverable include, under-performance relative to historical or projected operating results, significant changes or limitations in the manner of our use of the acquired assets, changes in our business strategy, adverse market conditions, changes in applicable laws or regulations and a variety of other factors and circumstances.

If we determine that the carrying value of a long-lived asset may not be recoverable, we determine the recoverability by comparing the carrying amount of the asset to our current estimates of net future undiscounted cash flows that the asset is expected to generate (or fair market value). We recognize an impairment charge, as an operating expense, equal to the amount by which the carrying amount exceeds the fair market value of the asset in the period the determination is made.

Internal Control over Financial Reporting

Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. As a private company, we were not subject to the same standards applicable to a public company. As a public company, we will be subject to requirements and standards set by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. A “material weakness” in internal control over financial reporting is defined as a single deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Since August 2006, we have been engaged in a program to evaluate our system of internal control over financial reporting with the assistance of a third-party consulting firm. This program has consisted of a detailed review of current processes and controls, identification of deficiencies and evaluation of the deficiencies’ effect on our financial statements. A number of material weaknesses and deficiencies identified were exacerbated by inadequately trained staff and limited resources, particularly in the financial close and reporting area. As of August 1, 2007, through our own assessment of our internal control over financial reporting, we believe we have the following material weaknesses:

Financial Close and Reporting

•	Lack of formal financial policies and procedures

We did not have formally documented and communicated policies and procedures in areas that have an affect on our financial statements, such as the recording of time and expenses, journal entry review and approval and the preparation and review of balance sheet reconciliations.

•	Inadequate account reconciliation and analysis process

We did not have adequate review procedures and monitoring controls to ensure the timely and accurate completion of balance sheet reconciliations and other critical accounting analyses, thereby adversely impacting our ability to produce accurate financial statements in a timely manner.

•	Lack of spreadsheet controls

We relied on a large number of spreadsheets and reports to prepare our financial statements. We did not have adequate procedures and controls regarding the accuracy and completeness of, and access to, these spreadsheets and reports.

Revenue

•	Inadequate controls around accuracy of billing and revenue recognition

We did not have adequate controls or monitoring procedures related to the accuracy of maintenance and consulting services invoices and related revenue recognition. These processes were manual and sometimes were performed by individuals recently hired by us.

•	Inadequate documentation and review of software revenue recognition decisions

Software revenue recognition decisions were not adequately documented and reviewed. As a result, material adjustments were not identified in a timely manner by management but were identified by our independent registered public accounting firm in connection with their audit of our financial statements.

Information Technology

•	Inadequate systems access and change management controls

Our information technology environment had design and operating effectiveness deficiencies. Due to informal policies and procedures over the granting and modification of user access, we had excessive or inappropriate access rights to, and insufficient segregation of duties within, our financial system. Many user accounts on the financial system had access rights that were not commensurate with the user’s job requirements. We also had inadequate procedures and controls over systems change management and program development.

For 2006, we were not required to have, nor was our independent registered public accounting firm engaged to perform, an audit of our internal control over financial reporting. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. However, in connection with the audit of our financial statements for 2006, our independent registered public accounting firm informed our audit committee and management that there were material weaknesses during 2006 in our accounting for complex transactions and our design of internal control over financial reporting. The errors identified during the course of their work resulted in audit adjustments that decreased net income by a total of $1.0 million for 2006, $0.8 million of which resulted in an increase in net income in our 2005 financial statements as discussed further below. We believe that the conclusions of our independent registered public accounting firm related to our internal controls are consistent with management’s findings.

Errors identified in testing software revenue during the 2006 audit resulted in the restatement of our 2005 financial statements. The resulting restatement increased revenue previously reported in 2005 by $1.3 million and increased net income by $0.8 million. This error did not impact the 2004 consolidated financial statements. The restatement related to an interpretation of SOP 97-2 in 2005 whereby we inappropriately deferred software revenue for extended warranties included in software revenue arrangements. Previously, revenue related to software arrangements with warranties in excess of our normal three-month warranty period was deferred until the warranty period expired. However, for the items associated with the restatement, these warranties were routine, short-term and relatively minor, and therefore the related revenue should have been recognized upon delivery of the software since all other criteria of SOP 97-2 had been met.

We have outlined a detailed plan to improve the effectiveness of our internal controls and processes related to the weaknesses described above. Some of the actions taken or expected to be taken in accordance with this plan are as follows:

Overall

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Beginning in the first quarter of 2006 and into 2007, we have increased the size and improved the skill base of our finance and accounting organization. Throughout 2006, we hired additional experienced, senior level accounting personnel. Most of these individuals are certified public accountants and possess significant experience with publicly traded companies. Several of the individuals also have significant experience applying generally accepted accounting principles related to software revenue recognition. We are continuing to augment our finance and accounting staff during 2007 and will continue to hire the necessary skilled resources needed.

Financial Close and Reporting

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We are developing and communicating a comprehensive list of detailed accounting policies and procedures, including those related to balance sheet reconciliation and review processes, so that all policies are adequately documented and communicated and serve as a basis for reviewing and monitoring our accounting processes.

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We are in the process of identifying all financially significant spreadsheets and reports used in the preparation of our financial statements, after which we will develop appropriate controls related to those spreadsheets.

Revenue

•	We have implemented a new software and maintenance billing system that has significantly reduced our reliance on manual processes and spreadsheets for maintenance billing and revenue recognition.

•	We are developing new processes to ensure adequate documentation and review of software revenue recognition decisions.

Information Technology

•	We have established and implemented program development and change management policies and procedures to prevent unauthorized changes to systems and related technology.

•	We performed a comprehensive review of system access rights and established appropriate access to assure proper segregation of duties by functional area.

We believe that each of these actions will strengthen our internal control over financial reporting. Although underway, our plan to improve the effectiveness of our internal controls and processes is not yet complete. While we have designed new controls to address certain of our identified material weaknesses, we have not yet implemented new controls for all the weaknesses we have identified.

We estimate that we will have remediated all of the identified material weaknesses that we have identified to date by the end of the second calendar quarter of 2008.

Through August 31, 2007, we have incurred approximately $2.8 million for services provided by a third-party consulting firm to help us execute our plan to improve the effectiveness of our internal control. We expect to incur an additional estimated $0.8 million in third-party consulting fees from September 1, 2007 through December 31, 2007.

Under current requirements, our independent registered public accounting firm is not required to evaluate our internal control over financial reporting or management’s assessment of those controls until its audit of our 2008 financial statements. Consequently, we will not be evaluated independently in respect of our controls for a substantial period of time after this offering is completed. As a result, we may not become aware of other material weaknesses or significant deficiencies in our internal controls that may be identified by our independent registered public accounting firm as part of the evaluation.

The measures or activities we have taken to date, or any future measures or activities we will take, may not remediate the material weaknesses we have identified. See “Risk Factors—Management has identified material weaknesses and other deficiencies in our internal controls which, if not remediated successfully, could cause investors to lose confidence in our financial reporting, particularly as a result of inaccurate financial reporting, and our stock price to decline” and “Risk Factors—Material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and our stock price.”

Results of Operations

The following table sets forth our statements of operations including dollar and percentage of change from the prior periods indicated:

	Year Ended December 31			2004 versus 2005		2005 versus 2006		Six Months Ended June 30		2006 versus 2007
	2004	2005	2006	Change	% Change	Change	% Change	2006	2007	Change	% Change
								(unaudited)
	(dollars in millions)
Revenues
Software license fees	$34.9	$45.9	$75.0	$11.0	32%	$29.1	63%	$34.8	$38.6	$3.8	11%
Consulting services	28.6	41.2	66.6	12.6	44	25.4	62	28.9	38.3	9.4	33
Maintenance and support services	54.2	63.7	83.2	9.5	18	19.5	31	39.4	49.4	10.0	25
Other revenues	3.5	2.1	3.5	(1.4)	(40)	1.4	67	3.0	4.5	1.5	50

Total revenues	$121.2	$152.9	$228.3	$31.7	26	$75.4	49	$106.1	$130.8	$24.7	23

Cost of revenues
Cost of software license fees	$4.9	$4.6	$6.9	$(0.3)	(6)	$2.3	50	$3.3	$4.2	$0.9	27
Cost of consulting services	23.4	32.6	54.7	9.2	39	22.1	68	24.7	33.4	8.8	36
Cost of maintenance and support services	11.3	12.0	15.5	0.7	6	3.5	29	7.4	7.7	0.4	5
Cost of other revenues	4.1	2.0	4.6	(2.1)	(51)	2.6	130	4.1	5.0	0.9	22

Total cost of revenues	$43.7	$51.2	$81.7	$7.5	17	$30.5	59	$39.5	$50.3	$11.0	28

Gross Profit	$77.5	$101.7	$146.6	$24.2	31	$44.9	44	$66.6	$80.5	$13.7	21
Operating expenses
Research and development	$22.9	$26.2	$37.3	$3.3	14	$11.1	42	$17.1	$20.7	$3.6	21
Sales and marketing	16.7	19.2	37.8	2.5	15	18.6	97	16.2	20.6	4.4	27
General and administrative	11.4	15.2	26.6	3.8	33	11.4	75	12.1	14.3	2.3	19
Recapitalization expenses	—	30.9	—	30.9	—	(30.9)	—	—	—	—	—

Total operating expenses	$51.0	$91.5	$101.7	$40.5	79	$10.2	11	$45.4	$55.6	$10.3	23

Income from operations	$26.5	$10.2	$44.9	$(16.3)	(62)	$34.7	340	$21.2	$24.8	$3.4	16
Interest income	0.5	0.5	0.4	—	6.9	—	(8.9)	0.4	0.1	(0.1)	(40)
Interest expense	(0.1)	(11.3)	(20.1)	(11.2)	15,166	(8.8)	78	(10.8)	(9.2)	1.6	(15)
Other (expense) income, net	(0.1)	0.2	0.1	0.4	(280)	(0.2)	(66)	—	—	—	3

Income (loss) before income taxes	26.8	(0.4)	25.3	(27.1)	(102)	25.7	(7,004)	10.8	15.8	4.9	46
Income tax (benefit) expense	(1.1)	(9.1)	10.0	(8.0)	715	19.1	(210)	4.3	6.2	1.9	44

Net income	$27.9	$8.7	$15.3	$(19.1)	(69)	$6.6	77	$6.5	$9.6	$3.0	48

Revenues

	Year Ended December 31			2004 versus 2005		2005 versus 2006		Six Months Ended June 30		2006 versus 2007
	2004	2005	2006	$ Change	% Change	$ Change	% Change	2006	2007	Change	% Change
								(unaudited)
	(dollars in millions)
Revenues
Software license fees	$34.9	$45.9	$75.0	$11.0	32%	$29.1	63%	$34.8	$38.6	$3.8	11%
Consulting services	28.6	41.2	66.6	12.6	44	25.4	62	28.9	38.3	9.4	33
Maintenance and support services	54.2	63.7	83.2	9.5	18	19.5	31	39.4	49.4	10.0	25
Other revenues	3.5	2.1	3.5	(1.4)	(40)	1.4	67	3.0	4.5	1.5	50

Total revenues	$121.2	$152.9	$228.3	$31.7	26	$75.4	49	$106.1	$130.8	$24.7	23

Software License Fees

Our software applications are generally licensed to end-user customers under perpetual license agreements. We sell our software applications to end-user customers mainly through our direct sales force as well as indirectly through our network of alliance partners and resellers. The timing of the sales cycle for our products varies in length based upon a variety of factors, including the size of the customer, the product being sold and whether the customer is a new or existing customer. We primarily compete on product features, functionality and the needs of our customers within our served markets, with price generally a lesser consideration in competing for new customers. The pricing for our products has remained stable, requiring infrequent modifications to our price list.

Software license revenues increased $11.0 million, or 32%, to $45.9 million from 2004 to 2005. The increase in license revenue fees was primarily the result of sales of our new version 5.1 of our Costpoint product introduced in July 2004. Software license revenues from our Deltek Costpoint and GCS Premier product families grew by approximately $7.0 million, or 31%. The remaining growth of approximately $4.0 million was driven by increased sales of our Deltek Vision product family, including $2.8 million related to our acquisition of Wind2 in October 2005.

From 2005 to 2006, license fee revenues increased $29.1 million, or 63%, to $75.0 million. The increase in license fees resulted from continued sales of our new version of our Costpoint product and increased sales of our Deltek Vision applications. License fee revenue growth from the Costpoint and GCS Premier product families was approximately $6.0 million, or 18%, while revenues from our Vision product family grew by $17.0 million, or 105%. The $29.1 million increase in 2006 also reflected $6.1 million of license fee revenue growth from our project portfolio management products obtained with the Welcom and CSSI acquisitions.

License fee revenues increased $3.8 million, or 11%, to $38.6 million for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. During the first six months of 2007, license fee revenues from our Costpoint and GCS Premier product families increased by $3.7 million, while license fee revenues from our project portfolio management products from the acquisitions completed during 2006 grew by $2.9 million, compared to the first six months of 2006. Our license fee revenues for our Vision product family decreased $2.7 million in the first six months of 2007 compared with the first six months of 2006.

In addition, our license revenues in the first six months of 2006 included $0.9 million of revenues deferred on sales in previous periods pending our delivery of certain software modules. Excluding the impact of acquisitions completed during 2006 and the impact of the deferred revenue recognition in the first six months of 2006, license revenue would have been $31.2 million and $33.0 million for the six months ended June 30, 2006 and 2007.

Consulting Services

Our consulting services revenues are generated from implementation, training, education and other consulting services associated with our software applications and are typically provided on a time-and-materials basis. We have increased our overall consulting services revenues principally by increasing the sales of customer implementations.

Consulting revenues increased $12.6 million, or 44%, to $41.2 million from 2004 to 2005. Our implementation related services accounted for $37.1 million, or 90%, of total consulting services revenues during the year ended December 31, 2005 compared to $25.2 million, or 88%, of total consulting services revenues during the year ended December 31, 2004. This represents an increase of $11.9 million, or 47%. The increase was driven by increased sales of Costpoint and Vision licenses which drove increased demand for consulting services.

Our training and education related services accounted for $4.1 million, or 10%, of total consulting services revenues during the year ended December 31, 2005 compared to $3.4 million, or 12%, of consulting services during the year ended December 31, 2004. This represents an increase of $0.7 million, or 21%.

Consulting services revenues increased $25.4 million, or 62%, to $66.6 million from 2005 to 2006. Our implementation related services accounted for $61.9 million, or 93%, of total consulting services revenues during the year ended December 31, 2006 compared to $37.1 million, or 90%, of consulting services during the year ended December 31, 2005. This represents an increase of $24.8 million, or 67%. The increase was driven by increased sales of Costpoint and Vision licenses, which drove increased demand for consulting services. Of the 2006 increase in consulting services revenue, 40%, or $5.1 million, related to the recognition of services revenues previously deferred during 2005 due to undelivered elements in software arrangements.

Our training and education related services accounted for $4.7 million, or 7%, of consulting services revenue during the year ended December 31, 2006 compared to $4.1 million, or 10%, of consulting services during the year ended December 31, 2005. This represents an increase of $0.6 million, or 13%.

Consulting services revenues increased $9.4 million, or 33%, to $38.3 million for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Our implementation related services account for $35.8 million, or 93%, of consulting services revenues during the six month period ended June 30, 2007 compared to $26.9 million, or 93%, of consulting services during the six month period ended June 30, 2006. This represents an increase of $8.8 million, or 33%, driven by increased demand for services from new and existing customers. In the first six months of 2007, our acquisition of AIM in April 2007 provided a $1.5 million increase in revenues.

Our training and education related services accounted for $2.5 million, or 7%, of consulting services revenues during the six months ended June 30, 2007 compared to $2.0 million, or 7%, of consulting services during the six months ended June 30, 2006. This represents an increase of $0.5 million, or 25%, over the first six months of 2006.

Maintenance and Support Services

Our maintenance and support revenues are comprised of fees derived from new maintenance contracts associated with new software license sales and annual renewals of existing maintenance contracts. These contracts typically allow our customers to obtain unspecified periodic upgrades or enhancements to our software on an as available basis, as well as online, telephone and internet-based support. Maintenance services are typically billed on a quarterly basis and generally represent between 15% and 25% of the list price of the underlying software applications at the time of sale. Maintenance fees are generally subject to contractually permitted annual rate increases.

Maintenance revenues increased $9.5 million, or 18%, to $63.7 million from 2004 to 2005. The increase in maintenance revenues was the direct result of the growth in license sales during the same period, which resulted in an increase in the installed base of customers paying for support, plus increases in maintenance rates charged to customers on their annual support contract renewals. Maintenance related to our Costpoint and GCS Premier product families comprised approximately $4.7 million of the increase. Our Vision product family accounted for the remaining increase of approximately $4.8 million.

Maintenance revenues increased $19.5 million, or 31%, to $83.2 million from 2005 to 2006 with $7.9 million of the increase accounted for by our Costpoint and GCS Premier product families. Approximately $7.4 million of the $19.5 million increase from 2005 to 2006 was from products or customers acquired through our acquisitions of Wind2 in late 2005 and Welcom and CSSI in 2006. The remaining increase of $4.2 million is related to other Vision product family maintenance revenues.

Maintenance revenues increased $10.0 million, or 25%, to $49.4 million for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Maintenance revenues from our Costpoint and GCS Premier product families grew by $3.3 million. Maintenance revenues from our Vision product family grew by $3.8 million, and maintenance revenues from our project management products acquired in the Welcom and CSSI acquisitions completed during 2006 grew by $2.8 million.

Other Revenues

Our other revenues consist of sales of third party hardware and software as well as fees collected for our annual user conference, which is typically held during the first six months of the year. The decrease in other revenues from 2004 to 2005 of $1.4 million, or 40%, was due to a decrease in user conference revenues as we held a smaller conference in 2005 than in 2004.

From 2005 to 2006, the increase of $1.4 million, or 67%, is the result of greater user conference revenues associated with larger conference attendance in 2006.

For the six months ended June 30, 2007, other revenues increased by $1.5 million, or 50%, to $4.5 million compared to the six months ended June 30, 2006, reflecting increased revenue from higher attendance at the annual user conference.

Cost of Revenues

	Year Ended December 31			2004 versus 2005		2005 versus 2006		Six Months Ended June 30		2006 versus 2007
	2004	2005	2006	$ Change	% Change	$ Change	% Change	2006	2007	$ Change	% Change
								(unaudited)
						(dollars in millions)
Cost of revenues
Cost of software license fees	$4.9	$4.6	$6.9	$(0.3)	(6)%	$2.3	50%	$3.3	$4.2	$0.9	27%
Cost of consulting services	23.4	32.6	54.7	9.2	39	22.1	68	24.7	33.4	8.8	36
Cost of maintenance and support services	11.3	12.0	15.5	0.7	6	3.5	29	7.4	7.7	0.4	5
Cost of other revenues	4.1	2.0	4.6	(2.1)	(51)	2.6	130	4.1	5.0	0.9	22

Total cost of revenues	$43.7	$51.2	$81.7	$7.5	17	$30.5	59	$39.5	$50.3	$11.0	28

Cost of Software License Fees

Our cost of software license fees consists of third-party software royalties, costs of product fulfillment, amortization of acquired technology and amortization of capitalized software.

Cost of software license fees decreased $0.3 million, or 6%, to $4.6 million from 2004 to 2005. The decrease was a result of changes in the effective royalty rates paid on products resold or embedded with our products based upon newly negotiated royalty agreements.

Cost of software license fees increased $2.3 million, or 50%, to $6.9 million from 2005 to 2006. Approximately $1.1 million, or 44%, of the $2.3 million increase in the cost of software license fees during 2006 was the result of the amortization of technology acquired in connection with our acquisitions of Welcom and CSSI, with the remainder attributable to increased royalties on third-party software products embedded or resold with our own products based on increased product sales. These royalties remained unchanged as a percentage of software license fees revenues in both 2005 and 2006.

Cost of software license fees increased by $0.9 million, or 27%, to $4.2 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The increase was a result of approximately $0.6 million in additional royalty expense as well as the impact of amortization of technology acquired in connection with our acquisitions of Welcom and CSSI.

Cost of Consulting Services

Our cost of consulting services is comprised of the salaries, benefits, incentive compensation and stock-based compensation expense of services-related employees as well as third-party contractor expenses, travel and reimbursable expenses and classroom rentals. Cost of services also includes an allocation of our facilities and other costs incurred for providing implementation, training and other consulting services to our customers.

Cost of consulting services increased 9.2 million, or 39%, to $32.6 million from 2004 to 2005. The increase in the cost of services was the result of increased costs for salaries, benefits, incentive compensation and travel as our services headcount increased from 135 at the end of 2004 to 199 at the end of 2005 to meet increasing customer demand for our implementation services. This increase in demand was driven by the increase in license sales during 2005, as well as an increase in the number of larger, more complex project implementations in which we were engaged. Approximately $4.5 million, or 47%, of the 2005 increase was associated with salaries, benefits, and incentive compensation for implementation services personnel and 2.0 million, or 21%, was for travel costs for those engagements. Gross margins on services revenues were 18% during 2004 compared to 21% during 2005. In addition, the increase in margin on services revenues from 2004 to 2005 was impacted by a decrease in stock-based compensation expense for SARs of $0.6 million.

Cost of consulting services increased $22.1 million, or 68%, to $54.7 million from 2005 to 2006. Approximately $13.3 million, or 60%, of the 2006 increase was associated with salaries, benefits and incentive compensation for implementation services personnel and $5.0 million, or 23%, was for travel costs for those engagements. During 2006, we increased our services headcount from 199 at December 31, 2005 to 267 at December 31, 2006. The remaining increase related to increased use of subcontractors to fill short-term labor requirements of our services engagements as well as increased use of facilities and other costs of our business. Gross margins on services revenues were 21% during 2005 compared to 18% during 2006. The decrease in margin on services revenues during 2006 was due to an increase in non-billable costs of $3.0 million, or 5%, of 2006 services revenues. These non-billable costs were associated with training time for newly hired staff to meet the increase in demand. This decrease in margin was offset by $2.8 million of gross margin recognized related to revenue that had been previously deferred due to undelivered elements in software license arrangements.

Cost of consulting services increased by $8.8 million, or 36%, to $33.4 million for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The primary driver of the increase was labor and related benefits, which grew by approximately $4.1 million, or 24%, as we expanded the number of consultants to meet the demand for our services. From December 31, 2006 to June 30, 2007, we increased our services headcount from 267 to 344. In addition, the use of subcontractors increased by $2.4 million to $3.0 million, as we utilized outside resources to meet the short-term demands of our rapid growth in services engagements. We expect to reduce the level of subcontractor costs in the future as newly hired consultants become billable. The remaining costs were associated with travel and other costs related to our overall services organization.

Cost of Maintenance and Support Services

Our cost of maintenance and support services is primarily comprised of salaries, benefits, stock-based compensation, incentive compensation and third-party contractor expenses, as well as facilities and other expenses incurred in providing support to our customers.

Cost of maintenance services increased $0.7 million, or 6%, to $12.0 million from 2004 to 2005. The increase was primarily the result of increased costs for salaries and related benefits as we increased our customer support staff to meet greater demand for these services. During 2005, we increased our related headcount from 115 at December 31, 2004 to 137 at December 31, 2005. The increase occurred primarily in the fourth quarter.

Cost of maintenance services increased $3.5 million, or 29%, to $15.5 million from 2005 to 2006. The increase was primarily the result of increased costs for salaries and related benefits related to increased headcount from 2005 levels throughout 2006. Approximately $1.8 million, or 53%, of the 2006 increase in cost of maintenance services was the result of increased headcount to meet demand in customer services levels for our business prior to the impact of acquisitions, and $1.0 million, or 28%, of the increase was associated with increased costs due to acquisitions made during 2006. At December 31, 2006, our customer support headcount was 141. The remaining $0.7 million of the increase was due to other support related costs including royalties and third-party maintenance.

Cost of maintenance services increased $0.4 million, or 5%, to $7.7 million for the six month period ended June 30, 2007 compared to the six months ended June 30, 2006. The increase was a result of additional support staff labor, which grew by $0.7 million, or 13%, required to meet the greater demand for maintenance services, and greater royalty expense of $0.2 million, or 33%, related to maintenance revenue that we receive on third party products which are embedded and sold along with our products.

Cost of Other Revenues

Our cost of other revenues includes the cost of third-party equipment and software purchased for customers as well as the cost associated with our annual user conference. The decrease from 2004 to 2005 of $2.1 million was due to a decrease in user conference expenses as we held a smaller conference in 2005. The $2.6 million increase from 2005 to 2006 is the result of an increase in user conference expenses associated with a larger user conference in 2006.

For the six month period ended June 30, 2007, cost of other revenues increased by $0.9 million, or 22%, to $5.0 million compared to the six month period ended June 30, 2006. This increase was a result of the user conference expense associated with the 2007 event.

Operating Expenses

	Year Ended December 31			2004 versus 2005		2005 versus 2006		Six Months Ended June 30		2006 versus 2007
	2004	2005	2006	$ Change	% Change	$ Change	% Change	2006	2007	$ Change	% Change
								(unaudited)
						(dollars in millions)
Operating expenses
Research and development	$22.9	$26.2	$37.3	$3.3	14%	$11.1	42%	$17.1	$20.7	$3.6	21%
Sales and marketing	16.7	19.2	37.8	2.5	15	18.6	97	16.2	20.6	4.4	27
General and administrative	11.4	15.2	26.6	3.8	33	11.4	75	12.1	14.3	2.3	19
Recapitalization expenses	—	30.9	—	30.9	—	(30.9)	—	—	—	—	—

Total operating expenses	$51.0	$91.5	$101.7	$40.5	79	$10.2	11	$45.4	$55.6	$10.3	23

Research and Development

Our product development expenses consist primarily of salaries, benefits, stock-based compensation, incentive compensation and related expenses, including third-party contractor expenses, and other expenses associated with the design, development and testing of our software applications.

Research and development expenses increased $3.3 million, or 14%, to $26.2 million from 2004 to 2005. The increase in 2005 was primarily driven by increased investment levels for our Costpoint Web initiative and by costs to deliver our new release of Vision.

Research and development expenses increased $11.1 million, or 42%, to $37.3 million from 2005 to 2006. The increase in 2006 was due to significant hiring to deliver additional product features and functionality requested by our larger customers. This increased investment was across all of our product lines.

Research and development expenses increased by $3.6 million, or 21%, to $20.7 million for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. The principal driver was an increase of $2.8 million, or 16%, in labor and related costs to support new release development. We also incurred $0.2 million in costs related to our acquisitions of AIM and WSTP.

Sales and Marketing

Our sales and marketing expenses consist primarily of salaries, benefits, and related expenses, including stock-based compensation, incentive compensation, facilities allocation, sales commissions and commissions paid to resellers and consulting partners. Sales and marketing expenses also include amortization expense for acquired intangible assets associated with customer relationships. In addition, our sales and marketing expenses include the cost of marketing programs (including our demand generation efforts, advertising, events, marketing and corporate communications, field marketing and product marketing) as well as facilities and other expenses associated with our sales and marketing activities.

Sales and marketing expenses increased $2.5 million, or 15%, to $19.2 million from 2004 to 2005. This increase was due to increased salaries, benefits and support costs for additional sales and marketing personnel and additional commissions paid on increased license sales.

Sales and marketing expenses increased $18.6 million, or 97%, to $37.8 million from 2005 to 2006. This increase was driven by increased salaries, benefits and support costs for additional sales personnel and additional commissions paid on higher license revenues in 2006 as compared to 2005. In addition, we increased spending in marketing for specific demand generation and corporate branding programs aimed at increasing customer demand for our software applications.

Sales and marketing expenses increased by $4.4 million, or 27%, to $20.6 million for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. The increase was driven by additional labor and related benefits costs as well as higher commissions related to the increased license revenues.

General and Administrative

Our general and administrative expenses consist primarily of salaries, benefits, stock-based compensation, incentive compensation, facilities allocation and other costs for general corporate functions, including executive, finance, accounting, legal and human resources. General and administrative costs also include New Mountain Capital advisory fees, insurance premiums and third-party legal and other professional services fees, facilities and other expenses associated with our administrative activities.

General and administrative expenses increased $3.8 million, or 33%, to $15.2 million from 2004 to 2005 Approximately $0.8 million, or 21%, of the overall increase in expenses in 2005 over 2004 was due to increased salaries and benefits for key management and other administrative personnel, $0.4 million, or 10%, was professional fees and $0.3 million, or 9%, of the increase was due to advisory fees incurred for New Mountain Capital.

General and administrative expenses increased $11.4 million, or 75%, to $26.6 million from 2005 to 2006. Of the total increase, $2.3 million, or, 20%, was associated with increased salary costs in the finance, accounting and legal functions to prepare us for operating as a public company, $2.1 million, or approximately 19%, was associated with consulting costs incurred to begin identification and remediation of control weaknesses, and $2.2 million, or approximately 19%, was associated with advisory fees paid to New Mountain Capital in connection with the refinancing of our shareholder notes in April 2006. Also contributing to the increase were incremental increases in facilities related expenses and new hires in senior management.

General and administrative expenses increased by $2.3 million, or 19%, to $14.3 million for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. The increase reflected additional labor and related benefits due to greater headcount in our support functions, including finance, human resources and legal.

Recapitalization Expenses

The recapitalization costs in 2005 relate to the settlement of outstanding stock appreciation rights in connection with our April 2005 recapitalization, plus the related legal, due diligence and other professional services costs incurred in the recapitalization.

Interest Income

Interest income in all periods reflects interest earned on our invested cash balances. Prior to the recapitalization, excess cash from operations was generally disbursed to the shareholders. Since the recapitalization, cash flow from operations has been used for investment in acquisitions, capital expenditures, and mandatory reductions in the principal outstanding on our term loan. Interest income did not fluctuate significantly from 2004 through the six months ended June 30, 2007.

Interest Expense

	Year Ended December 31			2004 versus 2005		2005 versus 2006		Six Months Ended June 30		2006 versus 2007
	2004	2005	2006	Change	% Change	Change	% Change	2006	2007	Change	% Change
								(unaudited)
				(dollars in millions)
Interest expense	0.1	11.3	20.1	11.2	15,166%	8.8	78%	10.8	9.2	(1.6)	(15)%

Interest expense increased $11.2 million from 2004 to 2005 to $11.3 million. The increase in 2005 was primarily due to interest expense on our term loan facility that we entered into in connection with our recapitalization in April 2005.

Interest expense increased $8.8 million, or 78%, to $20.1 million from 2005 to 2006. The increase included $5.1 million due to the inclusion of a full year of interest expense on our term loan and shareholder debentures, $2.3 million for the write-off of previously deferred debt issuance costs, and $1.4 million related to incremental borrowings on our credit facility used to finance the purchase of CSSI and for other purposes. The write-off of debt issuance costs resulted from the refinancing in April 2006 of $100 million of notes issued to shareholders with incremental borrowings on our credit facility.

Interest expense decreased by $1.6 million, or 15%, to $9.2 million for the six months ended June 30, 2007 compared to $10.8 million for the six months ended June 30, 2006. The decrease reflected the absence of the write-off of $2.3 million of the deferred debt issuance costs in April 2006, which was partially offset by the impact of increased borrowings under our credit facility during the first six months of 2007.

Income Taxes

				Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in millions)
Income tax (benefit) expense	$(1.1)	$(9.1)	$10.0	$4.3	$6.2
Change from prior comparable period		715%	(210)%		44%

Our income tax expense increased $19.1 million from 2005 to 2006 from a tax benefit of $9.1 million to an income tax expense of $10.0 million.

During 2004, we reached a favorable settlement with respect to the audit of our 2001 federal income tax return. In addition, during 2004, the U.S. Treasury issued additional guidance on accounting for deferred revenue. As a result of these two developments, we determined that a $1.3 million accrual for C-corporation income taxes was no longer required, which created an income tax benefit for 2004 when we relieved the liability.

Effective with the recapitalization, on April 22, 2005, we were no longer eligible for Subchapter S treatment, and we converted to a C-corporation for federal and state income tax purposes. The recapitalization expenses incurred as of April 22, 2005, were not available for deduction for an S-corporation and therefore resulted in a permanent difference. Our tax benefit increased $8.0 million, from $1.1 million in 2004 to $9.1 million in 2005. The increase was primarily due to the tax benefit of the deferred tax asset we realized upon conversion from an S-corporation to a C-corporation for federal income tax purposes and the net operating loss created by the deductibility of the recapitalization expenses in the C-corporation period. The recapitalization expenses primarily include SAR-related compensation expense (see Note 2 to our consolidated financial statements). Our tax rate in 2006 reflects a full year of C-corporation status. We expect our effective tax rate to remain relatively constant in 2007 at 39.5%.

Income tax expense increased by $1.9 million, or 44%, to $6.2 million for the six months ended June 30, 2007 compared to $4.3 million for the six months ended June 30, 2006. Income tax expense for the six months ended June 30, 2007 compared to the six months ended June 30, 2006 remained relatively constant as a percentage of pre-tax income at 39.3% and 39.8%, respectively.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. FIN 48 clarifies the criteria that an individual tax position must satisfy for that position to be recognized in the financial statements. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 resulted in a $0.3 million liability associated with various federal and state income tax matters related to the acquisition of Welcom during 2006. The liability was recorded as an increase to goodwill. During the six months ended June 30, 2007, the reserve increased $0.3 million due to the utilization of research and development credits acquired from Welcom. For further information, see Note 12, Income Taxes, of our consolidated financial statements contained elsewhere in this prospectus. Future changes in the reserve will change goodwill and have no impact on the effective tax rate. We do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Recapitalization

In April 2005, we underwent a recapitalization in which we issued 29,079,580 shares of common stock to the New Mountain Funds for $105.0 million. We also sold $75.0 million of subordinated debentures to the New Mountain Funds and $25.0 million of subordinated debentures to one of the selling shareholders (collectively, the subordinated debentures or the debentures). In addition, we secured a $115.0 million term loan as part of the recapitalization. See Note 2, “Recapitalization” and Note 10, “Debt” of our consolidated financial statements contained elsewhere in this prospectus.

The $320.0 million total proceeds from the term loan and the issuance of the common stock and subordinated debentures were primarily used to repurchase common stock from the selling shareholders to reduce their aggregate holdings to 25% of the outstanding shares, to make payments of approximately $31 million to holders of stock appreciation rights issued under our stock appreciation rights plan (SAR Plan) and to pay for the costs of the recapitalization, totaling approximately $8.2 million, and to pay $5.8 million for debt issuance costs.

In connection with the recapitalization, we issued to the New Mountain Funds 100 shares of Series A preferred stock, par value $0.001 per share, as to which the holders had no voting rights, but were entitled to elect a majority of the members of our board of directors until such time that the common stock owned by the New Mountain Funds constituted less than one-third of our outstanding common stock. After such time, the holders of Series A preferred stock had the right to elect one or more directors, declining in number as the holder’s common stock ownership declines. In connection with our reincorporation in Delaware, our Series A preferred stock was converted into Class A common stock with the same substantive terms. The Series A preferred stock carried no other voting rights, no dividend entitlement and no liquidation preferences.

Pursuant to the recapitalization, we became obligated to make a payment to the selling shareholders equal to the amount of income taxes that we would be required to pay, but for the availability of deductions related to the SAR payments made in connection with the recapitalization. The amount and timing of the additional payments to the selling shareholders was contingent on the use and timing of the SAR deductions to offset cash tax payments that we would otherwise have made. In March 2007, we paid $4.8 million of this obligation, leaving a remaining balance to be paid of $0.6 million at June 30, 2007.

In addition to the $31.0 million in SAR payments, we agreed to vest $1.8 million associated with the value of unvested SARs for certain executives that are payable in varying increments through January 2008. This entire amount was expensed as part of “Recapitalization Expenses” in 2005. We also agreed to convert employee unvested SARs into retention bonuses totaling $4.1 million, which are earned and are being expensed over the four-year period beginning May 2005. The retention amounts are paid in equal installments annually in April of each year through 2009. After taking into account reductions for terminated employees, $1.6 million remained to be paid at June 30, 2007.

Credit Agreement

In connection with the recapitalization, we entered into a credit agreement with a syndicate of lenders led by Credit Suisse that provided for a $115 million term loan and a $30 million revolving credit facility. In April 2006, we added $100 million to the term loan to repay the outstanding debentures. The term loan matures on April 22, 2011, and the revolving credit facility terminates on April 22, 2010.

Term loans under the credit agreement accrue interest at 2.25% above the British Banker’s Association Interest Settlement Rates for dollar deposits (the LIBO rate). Amounts outstanding under the revolving credit facility accrue interest at 2.50% above the LIBO rate. The spread above the LIBO Rate decreases as our leverage ratio, as defined in the credit agreement, decreases and as we achieve specified credit ratings. At our option, the interest rate on loans under the credit agreement may be based on an alternative base (prime) rate (the ABR Rate), and the margins over ABR are 1.00% less than the margins over LIBO. We pay a commitment fee of 0.50% per year on the unused amount of our revolving credit facility.

The credit agreement requires mandatory prepayments of the term loan from our annual excess cash flow (based on our leverage levels) and from the net proceeds of certain assets sales or equity issuances, including this offering. The required prepayment is equal to the lesser of 50% of the net proceeds from the sale of securities, or the amount that reduces the leverage ratio (as defined in the agreement) to less than 2.75. The credit agreement defines adjusted EBITDA similarly to the definition we use in the management of our business, except that the calculation used in the credit agreement does not exclude the impact of retention awards expense in connection with the recapitalization. For more discussion of adjusted EBITDA, see “Prospectus Summary”, page 8. The credit agreement also requires scheduled principal repayments of $0.5 million each quarter through June 30, 2010. At the end of each of the quarters ending September 30, 2010, December 31, 2010 and March 31, 2011, a scheduled principal payment of $51.3 million is due, with the balance due on April 22, 2011, the final maturity date.

All the loans under the credit agreement are collateralized by substantially all of our assets (including our subsidiaries’ assets) and require us to comply with financial covenants requiring us to maintain defined minimum levels of interest coverage and fixed charges coverage and providing for a limitation on our leverage ratio.

The following table summarizes the financial covenants (adjusted EBITDA below is as defined in the credit agreement):

		As of June 30, 2007
Covenant Requirement	Calculation	Required Level	Actual Level	Most Restrictive Required Level
Minimum Interest Coverage	Cumulative adjusted EBITDA for the prior 4 quarters/consolidated interest expense	Greater than 2.00 to 1.00	3.53	Greater than 3.00 to 1.00 effective January 1, 2010

Minimum Fixed Charges Coverage	Cumulative adjusted EBITDA for the prior 4 quarters/(interest expense + principal payments + capital expenditures + capitalized software costs + cash tax payments)	Greater than 1.10	1.41	Greater than 1.10

Leverage Coverage	Total debt/cumulative adjusted EBITDA for the prior 4 quarters	Less than 5.00 to 1.00	3.65	Less than 3.25 to 1.00 effective January 1, 2009

Upon completion of this offering, we will reduce our outstanding debt under the credit agreement to a level that results in a leverage coverage level less than 2.75. We expect, based on our current and expected performance, and the planned reduction in outstanding indebtedness as a result of this offering, that we will continue to satisfy the financial covenants of our credit agreement for the foreseeable future.

The credit agreement requires us to comply with non-financial covenants that restrict certain corporate activities by us and our subsidiaries, including our ability to:

•	incur additional indebtedness, guarantee obligations, or create liens on our assets,

•	enter into sale and leaseback transactions,

•	engage in mergers or consolidations, or

•	pay cash dividends.

In addition, one non-financial covenant requires us to submit audited annual financial statements by March 31 of each year, for the preceding calendar year, together with certain certifications as to our compliance with the financial covenants described above. For the year ended December 31, 2006, we did not comply with that requirement, but we provided the audited financial statements and related certifications on April 23, 2007, which was within the 30-day grace period provided under the credit agreement. As of June 30, 2007, we were in compliance with all covenants related to our credit agreement.

In 2005, the costs incurred in connection with the credit agreement and the debentures were approximately $5.8 million. In 2006, the costs incurred in connection with the 2006 addition to the term loan were $1.3 million.

The debt issuance costs are being amortized and reflected in interest expense over the respective lives of the loans. At December 31, 2005 and 2006, $0.8 million and $0.9 million of the unamortized debt issuance costs are reflected in “prepaid expenses and other current assets” in the balance sheets and $4.4 million and $2.7 million were reflected in “other assets.” At June 30, 2007, $0.9 million of unamortized debt issuance costs remained in “prepaid and other current assets” and $2.2 million was reflected in “other assets” on the balance sheet. During 2005 and 2006, $0.6 million and $3.1 million of costs were amortized and recorded in interest expense. Included in the $3.1 million of costs amortized in 2006 were costs of $2.3 million associated with shareholder debt issuance costs that were accelerated upon repayment of the debentures in April 2006. During the six months ended June 30, 2007 compared to June 30, 2006, $0.4 million and $2.6 million of costs were amortized. The June 30, 2006 amount includes the $2.3 million associated with the accelerated shareholder debt issuance costs.

We intend to use net proceeds from the sale of shares by us in this offering to repay all indebtedness outstanding under our revolving credit facility and to use the balance to repay indebtedness under the term loan. For every $1.0 million we repay under the term loan, we will accelerate the amortization of approximately $14,000 of the deferred debt issuance costs to interest expense in the period in which we make the repayment.

Liquidity and Capital Resources

Overview of Liquidity

Our primary operating cash requirements include the payment of salaries, incentive compensation and related benefits and other headcount-related costs. These include costs of office facilities and information technology systems. We fund these requirements through cash collections from our customers for the purchase of our software, consulting services and maintenance services. Amounts due from customers for software license and maintenance services are generally billed at the beginning of the contract term.

The cost of our recent acquisitions has been financed with available cash flow and, to the extent necessary, short-term borrowings from our revolving credit facility. These borrowings are repaid in subsequent periods with available cash provided by operating activities. At June 30, 2007, borrowings of $15.5 million were outstanding under our revolving credit facility.

Historically our cash flows have been subject to variability from year-to-year primarily as a result of one-time or infrequent events. For example, cash flow from operating activities in 2005 includes $22.6 million of one-time cash costs related to our recapitalization. In 2006, we refinanced our shareholder notes, which did not require any interest payment in 2005, with an incremental term loan which requires quarterly interest payments. This refinancing shifted the cash payment of $5.8 million for 2005 interest accrued into 2006. Although we do not expect similar operating cash requirements for a future recapitalization, we do expect that our future growth will continue to require investment in additional working capital. Although such future working capital requirements are difficult to forecast, based on our current estimates of revenues and expenses, we believe that anticipated cash flows from operations and available sources of funds (including available borrowings under our revolving credit facility) will provide sufficient liquidity for us to fund our business and meet our obligations for the next 12 months and the forseeable future thereafter.

We may not be able to generate sufficient cash flow from operations to fund our business and our assumptions regarding revenues and expenses may not be accurate. We may need to raise additional funds in the future, including funds for acquisitions or investments in complementary businesses or technologies or if we decide to retire or further decrease existing debt obligations. If additional financing is required, we may not be able to obtain it on acceptable terms or at all. Additional sources may include equity and debt financing and other financing arrangements. If we raise additional funds through the issuance of equity or convertible securities, our shareholders may experience dilution of their ownership interest. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. Any inability to generate or obtain the funds that we may require could limit our ability to develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operation.

Analysis of Cash Flows

Net cash provided by operating activities was $40.6 million, $11.2 million and $18.4 million in 2004, 2005 and 2006, respectively. In 2005, cash generated from operating activities decreased from 2004 primarily due to $22.6 million of costs of the recapitalization plus the cash interest paid on our credit facility of $5.2 million. Net cash provided by operating activities increased in 2006 over 2005 primarily due to a significant increase in payments from customers ($58.2 million higher) offset in part by increased payments to employees and vendors for salaries, costs of revenues as well as higher overall operating expenses ($27.4 million), increased interest payments ($17.1 million higher in 2006) and increased tax payments ($7.4 million higher). The increase in tax payments reflects higher levels of taxable income in 2006 plus the impact of the change in 2005 from taxation as an S-corporation to a C-corporation.

For the six months ended June 30, 2007, net cash provided by operating activities was $13.2 million compared to $6.9 million provided during the comparable period of 2006. This improvement was due to reduced working capital requirements during the six months ended June 30, 2007, which were a net use of cash of $1.7 million compared to a net use of cash of $10.4 million during the comparable period of 2006. In addition, we experienced greater collections during the first six months of 2007 and did not incur operating cash requirements for the recapitalization which impacted the first six months of 2006.

Net cash used in investing activities was $2.4 million, $13.5 million and $38.3 million in 2004, 2005 and 2006, respectively. Cash used in investing activities was primarily due to the acquisitions of Wind2 in 2005 and Welcom and CSSI in 2006. In addition, cash used in investing activities includes $1.2 million, $1.5 million, and $4.7 million for 2004, 2005 and 2006 for purchases of property and equipment. These capital expenditures are primarily related to internal information technology infrastructure costs.

Net cash used in investing activities was $9.2 million for the six months ended June 30, 2007 compared to $18.8 million used during the comparable period of 2006. During the first six months of 2007, we paid for two acquisitions, AIM and WSTP, which accounted for $5.4 million of our overall cash usage. For the six months ended June 30, 2006, net cash used in investing activities reflected $15.8 million related to our acquisition of Welcom.

Net cash used in financing activities was $41.7 million in 2004. In 2005 and 2006, net cash provided by financing activities was $7.2 million and $8.8 million, respectively. In 2004, $34.1 million of cash used in financing activities was for shareholder distributions and $7.6 million was for repayment of debt. In 2005, cash generated by financing activities was primarily due to the net impact of the recapitalization.

Net cash used in financing activities was $8.3 million for the first six months of 2007 compared to $0.5 million used during the first six months of 2006. During 2007, we made an additional payment of $4.8 million to certain shareholders related to our 2005 recapitalization. In addition, during the first six months of 2007, we reduced our outstanding indebtedness under our credit facility by $4.4 million compared to a reduction of $0.3 million during the first six months of 2006.

In 2006, we retired our subordinated debentures with $100 million of additional borrowings under our credit agreement. We also incurred $18 million of net borrowings under our revolving credit facility and received $1.0 million in proceeds from the sale of common stock. These borrowings financed the payment of a $7.0 million liability to certain of the selling shareholders arising from the 2005 recapitalization, and the payment of $1.9 million in principal reductions on the term loan and $1.3 million in debt issuance costs. The net cash provided by these borrowings was also used to finance part of the cost of the CSSI acquisition. As of September 1, 2007, we had approximately $10 million available for use under our revolving credit facility. After the repayment of outstanding borrowings under the revolving credit facility upon consummation of this offering, we expect to have $30 million available for borrowing.

Impact of Seasonality

Fluctuations in our quarterly license fee revenues reflect in part, seasonal fluctuations driven by our customers’ procurement cycles for enterprise software and other factors. These factors typically yield a peak in license revenue in the fourth quarter due to increased spending by our customers during that time. In 2006, our fourth quarter license revenues were higher than the next highest quarter in 2006 by 21%.

Our consulting services revenues are largely driven by the availability of our consulting resources to work on customer implementations and the adequacy of our contracting activity to maintain full utilization of our available resources. As a result, services revenues are less subject to seasonal fluctuations.

Our maintenance revenues are not subject to seasonal fluctuations.

Contractual Obligations and Commitments

We have various contractual obligations and commercial commitments. Our material capital commitments consist of debt obligations and commitments under facilities and operating leases. We generally do not enter into binding purchase commitments. The following table summarizes our existing contractual obligations and contractual commitments as of December 31, 2006:

	Payments Due By December 31,
Contractual Obligations	Total	2007	2008	2009	2010	2011	Thereafter
	(dollars in thousands)
Term loan	$212,525	$2,150	$2,150	$2,150	$103,575	$102,500	—
Revolving credit facility	18,000	—	—	—	18,000	—	—
Operating leases	27,994	6,266	5,919	5,668	5,393	3,849	899
Liability for redemption of stock in recapitalization	5,349	5,349	—	—	—	—	—

The table above does not include interest payments with respect to outstanding loans, which are variable and therefore fluctuate with interest rate fluctuations. Based on the variable rate debt outstanding as of December 31, 2006, a hypothetical 1% increase in interest rates would increase interest expense by approximately $2.3 million on an annual basis.

We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel during 2007.

Off-Balance Sheet Arrangements

As of June 30, 2007, we had no off-balance sheet arrangements.

Indemnification

We provide limited indemnification to our customers against intellectual property infringement claims made by third parties arising from the use of our software products. Due to the established nature of our primary software products and the lack of intellectual property infringement claims in the past, we cannot estimate the fair value nor determine the total nominal amount of the indemnification, if any. Estimated losses for such indemnification are evaluated under SFAS No. 5, Accounting for Contingencies, as interpreted by FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. We have secured copyright and trademark registrations for our software products with the U.S. Patent and Trademark Office, and we have intellectual property infringement indemnification from our third-party partners whose technology may be embedded or otherwise bundled with our software products. Therefore, we generally consider the probability of an unfavorable outcome in an intellectual property infringement case to be relatively low. We have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnifications.

Newly Adopted and Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in consolidated financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For further information, see Note 12, Income Taxes, of our consolidated financial statements contained elsewhere in this prospectus.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We currently are evaluating the potential impact of SFAS 157 on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides the option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on its consolidated results of operations and financial condition.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our outstanding debt and cash and cash equivalents consisting primarily of funds held in money-market accounts on a short-term basis. At June 30, 2007, we had $2.3 million in cash and cash equivalents. Our interest expense associated with our term loan and revolving credit facility will vary with market rates. As of December 31, 2006, we had approximately $230.5 million in variable rate debt outstanding. Based upon the variable rate debt outstanding as of June 30, 2007, a hypothetical 1% increase in interest rates would increase interest expense by approximately $2.3 million on an annual basis, and likewise decrease our earnings and cash flows.

We cannot predict market fluctuations in interest rates and their impact on our variable rate debt, or whether fixed-rate long-term debt will be available to us at favorable rates, if at all. Consequently, future results may differ materially from the hypothetical 1% increase discussed above.

In order to provide us with protection against significant increases in market interest rates, in June 2005 we entered into an interest rate cap covering $60 million of principal outstanding under our credit agreement. The agreement provides for payment to us equal to the excess, if any, of the LIBO Rate over 6.25% times $60 million. At December 31, 2006, the fair value of the interest rate cap was reduced to a nominal amount. This agreement expires on December 31, 2007.

Based on the investment interest rate and our cash and cash equivalents balance as of June 30, 2007, a hypothetical 1% decrease in interest rates would decrease interest income by approximately $23,000 on an annual basis, and likewise decrease our earnings and cash flows. We do not use derivative financial instruments in our investment portfolio.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and the Philippine peso. As our international operations continue to grow, we may choose to use foreign currency forward and option contracts to manage currency exposures. We do not currently have any such contracts in place, nor did we have any such contracts during 2004, 2005 or 2006. To date, exchange rate fluctuations have had little impact on our operating results and cash flows given our limited international presence.

BUSINESS

Company Overview

We are a leading provider of enterprise applications software and related services designed and developed specifically for project-focused organizations. As of August 1, 2007, our customers included 86 of the 100 leading federal information technology contractors (based on 2006 revenue derived from federal government contracts) and approximately 75% of the 500 largest architectural and engineering (A/E) firms (based on design services revenue for 2006). Our strong brand recognition is evidenced by the use of our software offerings by the seven largest information technology services companies and by six of the seven largest aerospace and defense companies (as identified in the Fortune 500 list of America’s largest companies based on 2006 revenue) as of August 1, 2007. In addition, we provide solutions to the 10 largest federal information technology companies (as identified in Washington Technology’s Top 100 federal contractors based on 2006 revenue) and 15 of the top 20 A/E companies (based on design services revenue for 2006).

These project-focused organizations generate revenue from defined, discrete, customer-specific engagements or activities, rather than from mass-producing or distributing products, and they typically require specialized software to help them automate complex business processes around the engagement, execution and delivery of projects. Our software enables them to greatly enhance the visibility they have over all aspects of their operations by providing them increased control over their critical business processes, accurate project-specific financial information and real-time performance measurements.

With our software applications, project-focused organizations can better measure business results, optimize performance and streamline operations, thereby enabling them to win new business. As of June 30, 2007, we had over 12,000 customers worldwide that spanned numerous project-focused industries and ranged in size from small organizations to large enterprises. We serve customers primarily in the following markets: architecture and engineering (A/E), government contracting, aerospace and defense, information technology services, consulting, discrete project manufacturing, grant-based not-for-profit organizations and government agencies.

For the six months ended June 30, 2007, our total revenue increased 23.3% to $130.8 million, and our net income increased 47.6% to $9.6 million, in each case from the six months ended June 30, 2006.

We believe the potential market for enterprise applications software for project-focused organizations is large and growing. Project-focused firms span numerous industries and range in size from small and medium-sized local and regional firms to Fortune 100 global organizations. International Data Corporation (IDC) estimates the size of the worldwide enterprise software market for project-focused organizations at $17.4 billion in 2005 and projects it to grow to $22.9 billion by 2010. We believe that spending on software and technology in this market is increasing in large part due to strong growth in the services-based economy and the fact that enterprise applications software has generally become more affordable and accessible to small and medium-sized businesses.

Our enterprise applications software products provide end-to-end business process functionality designed to streamline and manage the complex business processes of project-focused organizations. Our software solutions are industry-specific and “purpose-built” for businesses that plan, forecast and otherwise manage their business processes based on projects, as opposed to generic software solutions that are generally designed for repetitive, unit-production-style businesses. Our broad portfolio of software applications includes:

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Comprehensive financial management solutions that integrate project control, financial processing and accounting functions, providing business owners and project managers with real-time access to information needed to track the revenue, costs and profitability associated with the performance of any project or activity;

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Business applications that enable employees across project-focused organizations to more effectively manage and streamline business processes, including resource management, sales generation, human resources, corporate governance and performance management; and

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Enterprise project management solutions to manage project costs and schedules, measure earned value, evaluate, select and prioritize projects based on strategic business objectives and facilitate compliance with regulatory reporting requirements.

Industry Overview

Enterprise applications software provides organizations with the ability to streamline, automate and integrate a variety of business processes, including financial management, supply chain management, human capital management, project and resource management, customer relationship management, manufacturing and business performance management.

General purpose enterprise application vendors often are not able to meet the needs of project-focused businesses because they lack project-focused capabilities and market functionality. Adapting general purpose software to meet the needs of project-focused businesses and organizations frequently results in significantly higher deployment costs and longer implementation times and can require increased levels of ongoing support. It can also result in missing or inaccurate metrics that are critical to driving better business performance.

In 2007, Forrester Research, a leading industry research firm, identified the project-focused business software market as a separate category of enterprise applications software. Their findings indicated that project-focused organizations are inadequately served by existing generic enterprise software applications developed for the manufacturing world. According to Forrester Research, business process and applications professionals seeking a project-focused solution remain frustrated with many project management, enterprise resource planning and customer relationship management solutions that are ill-equipped to address the project needs of an industry. Forrester also observed that business process and applications professionals will continue to seek solutions that align interactive processes and streamline delivery of engagements, projects and programs. Forrester Research generally observed that project-focused organizations require highly specialized applications software that automates and streamlines project-focused engagements, projects and programs.

The unique characteristics of project-focused organizations create special requirements for their business applications that frequently surpass the capabilities of generic applications software packages (for example, those designed primarily for manufacturing or financial services firms). Project-focused organizations require sophisticated, highly integrated software applications that automate end-to-end business processes across each stage of the project lifecycle. Project lifecycles vary significantly in length and complexity and can be difficult to forecast accurately. These projects need to be managed within the context of a company’s complete portfolio of existing and potential future projects.

Project-focused organizations often operate in environments or industries that pose unique challenges for their managers, who are required to maintain specific business processes and accounting methodologies. For example, government contractors are subject to oversight by various U.S. federal government agencies, such as the GAO and the DCAA, which have regulations that require these companies to have the ability to audit specific project performance in detail and to accurately maintain and report compliance to their government agency customers.

Our Competitive Strengths

Our key competitive strengths include the following:

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Superior Value Proposition. Our software applications offer built-in project functionality at their core, making them faster and less costly to deploy, use and maintain. Our modular software architecture also enables our products to be deployed as a comprehensive solution or as individual applications, which provides our customers with the flexibility to select the applications that are relevant to them. Conversely, generic “one-size fits all” applications software often requires extensive customization to add the specific functionality needed to manage complex project-focused organizations. This customization often requires significantly more time and expense for the customer to install, operate and maintain the software.

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Built-In Processes and Compliance. Project-focused organizations are often challenged with tracking and complying with intricate accounting policies and procedures, auditing requirements, contract terms and customer expectations. Our software is designed to make it easy for project managers and business executives to accurately monitor and measure specific project performance in detail with consistent application of business processes. Our applications also enable our customers to maintain and report compliance with contract requirements to government agencies and their customers.

•

Deep Domain Expertise. For more than 20 years, our exclusive focus on meeting the complex needs of project-focused organizations has provided us with extensive knowledge and industry expertise. Our significant subject matter expertise enables us to develop, implement, sell and support applications that are tailored to the existing and future needs of our customers.

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Leading Market Position. We are a leading provider of enterprise applications software designed specifically for project-focused organizations. As of August 1, 2007, our customers included 86 of the 100 leading federal information technology contractors (based on 2006 revenue derived from Federal government contracts) and approximately 75% of the 500 largest A/E firms in the United States (based on design service revenue for 2006). This leading market position has helped us develop a widely recognized brand across numerous project-focused industries. We also have leveraged our market position to foster a network of alliance partners to help us market, sell and implement our software and services.

Our Business Strategy and Growth Opportunities

We plan to focus on the following objectives to enhance our position as a leading provider of enterprise software applications to project-focused organizations:

•

Expanding Penetration of Established Markets. We believe that our strong brand recognition and leading market position within the project-focused software market, particularly among the A/E and government contracting industries, provide us with significant opportunities to expand our sales within these markets. For example, while we currently have approximately 7,000 A/E customers as of December 31, 2006, we estimate that there are an additional 42,000 U.S.-based A/E firms with greater than 10 employees that are potential new business prospects for us. According to the DCAA, during the federal government’s fiscal years 2005 and 2006, approximately 5,100 new government contractors became subject to audit by the federal government in 2006 that were not subject to audit in 2004, providing us with a significant growth opportunity. This primarily has occurred as a result of the changing needs of the federal government for goods and services, and the federal government’s desire to encourage and foster small organizations to do business with the federal government.

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Expanding Within Existing Customer Base. We are continuously looking to increase our sales to our existing customers, both by increasing the number of our applications utilized by them and by offering upgrades from our legacy applications to our current portfolio. We offer a broad range of project-focused software applications addressing a variety of business processes and regularly introduce additional functionality to further expand the capabilities of our applications as well as simplify and accelerate deployment of our existing products. We also introduce new products through internal development, acquisitions and partnering with third parties. We believe that customers experiencing the benefits afforded by our applications will look to us as they expand the scope of business processes that they seek to automate.

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Expanding Our Network of Alliance Partners. We currently have an established network of alliance partners to assist our marketing, sales and product implementation efforts in the United States and in international markets. This network includes various market participants in the enterprise applications software industry, such as software resellers, industry-specific vendors, software consultants, complementary technology providers, accounting and tax advisors and data and server infrastructure service providers. For the six months ended June 30, 2007, these partners generated approximately 8% of our revenue. We plan to expand this network of alliance partners to help penetrate new markets, increase our geographical sales force coverage and develop and maintain attractive software products.

•

Growing Our Presence in New Markets. We believe that our experience and success in attaining leadership in a number of key project-focused industries provides us with the opportunity to penetrate additional project-focused markets. We are building upon our track record of customer successes outside our established markets in industries such as consulting, information technology services, discrete project manufacturing and grant-based not-for-profits. We continue to develop additional industry-specific product functionality and are investing in targeted sales and marketing activities for new markets.

•

Growing Internationally. We intend to further expand our presence outside the United States, initially targeting countries where English is the primary business language. We believe project-focused organizations in Canada, the United Kingdom, Europe and the Asia-Pacific region are currently underserved for the products we offer. We are increasing the size of our international sales, consulting, support and marketing organizations, as well as modifying existing products to meet the needs of our existing and future international customers.

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Making Strategic Acquisitions. Since October 2005, we have acquired three companies to broaden our product portfolio and expand our customer base. In addition, in April 2007, we acquired certain assets of a fourth company to expand our services team and, in May 2007, we acquired a fifth company to add additional development, services and support resources. None of the acquisitions exceeded $20 million in aggregate consideration. We plan to continue to pursue acquisitions that present a strong strategic fit with our existing operations and are consistent with our overall growth strategy. We may also target future acquisitions of varying sizes to expand or add product functionality and capabilities to our existing product portfolio, add new products or solutions to our product portfolio or further expand our services team.

Our Products and Services

Products

We provide integrated solutions that are designed to meet the evolving needs of project-focused organizations of various sizes and complexity. These organizations use our software to automate critical business processes across all phases of the project lifecycle, including business development, project selection and prioritization, resource allocation, project planning and scheduling, team collaboration, risk mitigation, accounting, reporting and analysis. Our portfolio of applications are designed to provide the following benefits to our customers:

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Improving Business Decisions. Our applications enable decision makers to analyze multiple facets of their businesses in real-time and improve decision making by providing reporting, business intelligence, planning and analytical capabilities.

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Optimizing Resources. Our applications enable automation of scheduling, allocation, budgeting and forecasting of resources dispersed across projects based on skills, location, availability and other attributes. As a result, resource planners can determine whether proposed fees are accurate, appropriate staff is available and utilized effectively, and projects are completed on time and on budget.

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Winning New Business. Our customer relationship management applications enable our customers’ sales and marketing groups to generate demand for their services, build stronger customer relationships, manage their project pipeline, more accurately forecast revenue, automate proposals and create accurate estimates for proposed services.

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Streamlining Business Operations. Our applications help organizations lower their transaction processing costs, improve billing processes, improve cash flow and reduce administrative burdens on employees through automation of a variety of key business processes, including time collection, expense management and employee self-service.

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Facilitating Compliance and Governance. Our applications help organizations comply with complex accounting and auditing requirements and report compliance to government agencies and their customers and maintain standardized controls around key business processes.

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Managing, Evaluating and Prioritizing Projects. Our applications enable our customers to efficiently manage project profitability, monitor project schedule and progress and evaluate, select and prioritize projects based on strategic business objectives. In addition, our earned value management applications enable organizations to plan and monitor the complex relationships between actual and forecasted project costs, schedules, physical progress and earned revenue.

Our applications portfolio is comprised of four major product families, each designed to meet the specific functionality and scalability requirements of the project-focused industries and customers we serve. The following table outlines our major product families:

Product Family	Targeted Customers and Value Proposition	Features and Functionality
Deltek Costpoint

•   Sophisticated, medium- and large-scale project-focused organizations such as government contractors and commercial project-focused organizations.

•   Customers purchase Costpoint to manage complex project portfolios and to facilitate compliance with detailed, regulatory requirements. The Costpoint product family includes a broad set of scalable, integrated applications that streamline project-focused business processes across multiple disciplines and geographic locations.

•   Provides a comprehensive financial management solution that tracks, manages and reports on key aspects of a project: planning, estimating, proposals, budgets, expenses, indirect costs, purchasing, billing, regulatory compliance and materials management.

•   Includes a portfolio of business applications which deliver specialized functionality such as time collection, expense management, employee self-service, business performance management and human capital management.

•   Scales to support complex business processes and large numbers of concurrent users.

Deltek Vision

•   Professional services firms of all sizes, including A/E, information technology and management consulting firms.

•   Customers purchase Vision for its ability to automate end-to-end business processes for project-focused firms, its intuitive Web-based interface and its innovative capabilities such as mobile device support and executive dashboards.

•   An integrated solution that incorporates critical business functions, including project accounting, customer relationship management, resource management, time and expense capture and billing.

•   Provides decision makers with real-time information across all business processes, allowing them to identify project trends and risks to facilitate decision making, improve business performance and align users around common goals.

•   Highlights key performance indicators to determine project health and provides “one-click” access to project details needed to pinpoint and quickly resolve root causes of issues.

Deltek GCS Premier

•   Small and medium-sized government contractors who find that the limitations of spreadsheets and traditional small-business accounting packages prevent them from meeting government audit requirements in a cost effective way.

•   Customers purchase GCS for its ease of installation, built-in functionality and compliance with government regulations and reporting requirements and proven track record of customer success.

•   Provides a robust accounting and project management solution that is cost effective, easy to use and helps firms comply with DCAA and other regulatory requirements.

•   Provides a full view of project and financial information, enabling firms to respond quickly and accurately to variations in plans and profit projections.

Product Family	Targeted Customers and Value Proposition	Features and Functionality
Enterprise Project Management Solutions

•   Professional services firms of all sizes that manage complex project portfolios. Our enterprise project management solutions help firms select the right projects, allocate resources across projects, mitigate risks and ultimately complete projects on time and on budget.

•   Customers purchase our enterprise project management software for its ability to offer end-to-end capabilities in project selection, planning, risk assessment, resource balancing and earned value management reporting.

•   Provides a comprehensive solution for enterprise project management.

•   Includes Deltek Cobra, the market-leading system for managing project costs, measuring earned value and analyzing budgets, actual costs and forecasts. With Cobra, businesses can measure the health and performance of projects and satisfy government-mandated regulations.

•   Includes Deltek Open Plan, an enterprise-grade project management system and Deltek wInsight, a leading tool for calculating, analyzing, sharing, consolidating and reporting on earned value data.

•   Our enterprise project management solutions offer risk management and reporting tools and support many industry-standard third party project scheduling tools.

Consulting Services

We employ a dedicated services team that provides a full range of consulting and technical services, from the early planning and design stages of an implementation to end user training. Our services team is comprised of application consultants, project managers and technical applications specialists who work closely with our customers to implement and maintain our software solutions. Our primary consulting services offerings can be categorized into the following activities:

•	Solution architecture services that align our applications and software solutions with our customers’ business processes;

•

Application implementation services for our products, including business process design, software installation and configuration, application security, data conversion, integration with legacy applications and project management;

•	Technology architecture design and optimization of our applications and related third party software and hardware configuration in our customers’ specific technology environments; and

•

Project team and end-user training for our customers and partners in the functionality, configuration, administration and use of our products, including classroom training at various internal facilities, which we refer to as Deltek University; classroom training at customer sites; public seminars and webinars; and self-paced, self-study e-learning modules.

Technical Maintenance and Support

We receive maintenance services fees from customers for product support, upgrades and other customer services. Our technical support organization is aimed at answering questions, resolving issues and keeping our customers’ operations running efficiently. We offer technical support through in-person unlimited phone-based support six days a week, and also provide 24x7 access to our web support system. Our comprehensive support program also includes ongoing product development and software updates, which includes minor enhancements, such as tax and other regulatory updates, as well as major updates such as new functionality and technology upgrades.

Our maintenance services revenues have been growing given the contractual nature of this revenue stream, strong customer satisfaction with our products, low customer turnover, low voluntary termination of maintenance and our customers’ need to purchase additional licenses as their businesses grow. In 2006, we experienced nearly a 100% maintenance attachment rate with each license sale, whether to a new or existing customer, providing incremental maintenance revenue. In 2006, we experienced a retention rate in excess of 90% in our maintenance customer base. Initial annual maintenance fees are set as a percentage of the software list price at the time of the initial license sale. Maintenance services are generally billed quarterly and paid in advance.

Customers

We consider a customer to be an organization that purchases one or more licenses for our software, maintenance or support for those licenses, or services related to that software, pursuant to a written agreement or a “click-wrap” license that is activated upon installation. As of June 30, 2007, we had over 12,000 customers worldwide representing a wide range of industries including A/E firms, government contractors, aerospace and defense contractors, information technology services firms, consulting companies, discrete project manufacturing companies, grant-based not-for-profit organizations and government agencies, among others. Our software is used by organizations of various sizes, from small businesses to large enterprises. In 2004, 2005, 2006 and the six month period ended June 30, 2007, no single customer accounted for five percent or more of our total revenue.

Historically, our 20 largest customers in any given year have been spread across our primary markets, with our largest customers (measured by license and maintenance and support services revenue) typically belonging to the aerospace and defense, A/E and information technology services industries. None of our top 20 customers in 2004 measured by license revenue were in that group in 2006 and only one of our top 20 customers in 2004 measured by services revenue was in that group in 2006. However, 11 of our top 20 customers in 2004 measured by maintenance billings were in that group in 2006.

Our products are sold to customers in numerous project-focused industries and are deployed by a wide range of organizations, from small not-for-profits to large multinational companies. The following table identifies customers in the various industries that we serve that are illustrative of the types of customers to whom we license our products including small, medium and large revenue-producing customers.

Aerospace & Defense	Architecture & Engineering	Consulting Companies	Discrete Project Manufacturing
• Concurrent Technologies • L-3 Communications • Orbital Sciences • BAE Systems	• ARCADIS • HOK • TKDA • URS Corporation	• The Durant Group • Fuld & Company • Garver Engineers • The Pragma Corporation	• Applied Geo Technology • Northrop Grumman • Teledyne Brown Engineering • Telephonics

Government Agencies	Government Contractors	Grant-Based Not-for-Profits	Information Technology Services
• U.S. Air Force • U.S. Army • U.S. Department of Health and Human Services • U.S. Navy	• CACI • CSC • General Physics Corporation • SRA International	• The Brookings Institution • National Democratic Institute • National Fish and Wildlife Federation • Research Triangle Institute	• Optimation Technology • Perot Systems • SM Consulting • Triton Services

Sales and Marketing

We sell our products primarily through our own sales force complemented by an established network of indirect sales partners. Our direct sales force consists of experienced software sales professionals organized by customer type (for example, new vs. existing) under common leadership. The sales teams all operate under a common sales methodology that focuses on the individual markets and customers we serve. Our network of alliance partners complements our direct sales efforts by selling our products and providing implementation services and support to our customers. These alliance partners primarily serve our Vision product family, support our international sales activity and provide sales and implementation support for our products sold to the entry level government contracting and A/E markets. Our indirect sales channel is comprised of approximately 30 independent reseller partners who primarily cover entry level markets. In 2006 and for the six months ended June 30, 2007, our direct sales force generated approximately 90% of our license revenue sales and our indirect channel was responsible for the remaining 10%.

In 2005 and 2006 and for the six months ended June 30, 2007, more than 95% of our total revenue was generated from customers inside the United States and less than 5% of our revenue was generated from international customers. Prior to 2005, we did not distinguish between domestic and international revenue in our financial statement reporting.

See Note 18, “Segment Information,” of our consolidated financial statements contained elsewhere in this prospectus for additional information related to our revenue derived from international customers.

We engage in a variety of marketing activities, including market research, product promotion and participation at industry conferences and trade shows, in order to optimize our market position, enhance lead generation, increase overall brand awareness, increase our revenues within key markets and promote our new and existing products.

Customer Case Studies

The following case studies illustrate how various customers use our products to more efficiently manage their project-focused organizations.

HOK Group, Inc. (HOK)

With over 2,100 employees in 24 offices on four continents, HOK is a large A/E firm. In 2003, HOK implemented Deltek Vision to streamline its operations to maintain its market position while expanding globally. HOK needed to gain better understanding of how its global resources were being utilized to optimize staffing across numerous projects, thereby increasing profitability. Before implementing Vision, HOK’s resource utilization reporting was a time-consuming, manually intensive effort that utilized a variety of legacy systems. With its implementation of Vision, most of its manual processes have been automated, allowing project managers to better identify and mitigate project cost and scheduling issues. HOK executives now have up-to-date, accurate visibility into their global workforce, which they have stated is contributing to greater firm profitability. Today, HOK’s entire portfolio of projects, including some of the largest and most high-profile projects in the world, such as Dubai Marina City in the United Arab Emirates, LAC USC Hospital in Los Angeles, OMNI Hotel in Dallas, and the Barts and the London Hospital in the United Kingdom, is managed with Deltek Vision.

Orbital Sciences Corporation (Orbital)

Orbital Sciences Corporation has been a Deltek Costpoint customer since 2001. Orbital develops and manufactures small rockets and space systems for commercial, military and civil government customers and other U.S. government agencies. Orbital’s primary products are satellites and launch vehicles, including low-orbit, geosynchronous-orbit and planetary spacecraft for communications, remote sensing, scientific and defense missions; ground- and air-launched rockets that deliver satellites into orbit; and missile defense systems that are used as interceptor and target vehicles. Orbital also offers space-related technical services to government agencies and develops and builds software-based transportation management systems for public transit agencies and private vehicle fleet operators.

Orbital uses our products as an accounting system to assist with automating, collecting and analyzing project data and complying with mandated regulatory reporting requirements. Orbital also uses our products to assist with streamlining financial reporting, bidding on future projects with greater consistency and accuracy, and improving operational efficiency across its organization.

Applied Geo Technologies, Inc. (AGT)

As a premier, tribally owned provider of aerospace and defense services, AGT was looking to further diversify its business. AGT, which is certified by the U.S. Small Business Administration as a tribally owned 8(a), HUBZone and Small Disadvantaged Business, was seeking a software solution that would enable it to make the transition into the prime federal government contracting market, as well as a partner that would help it navigate the complex requirements of that market. In order to achieve this goal, AGT chose us to assist it through the beginning stages of competing for its first DOD prime contract to implementing an accounting system that provided out-of-the-box functionality to manage its project-focused organization. Through the use of our software products and consulting expertise, AGT has stated that it has been able to win new business, improve data accuracy and increase project cash flow and profitability.

Strategic Alliances

A significant component of our business strategy is to maintain and form alliances to assist us in marketing, selling and implementing our software and services. Our existing alliances encompass a wide variety of technology companies, business services firms, value-added resellers, accounting firms, specialized consulting firms, software vendors, business process outsourcers and other service providers. The following table outlines our various types of strategic alliances and is a cross-section of our strategic alliance partners as of June 30, 2007:

Type of Alliance	Role	Examples
Technology Infrastructure Partners

•   Provide infrastructure technologies on which our products operate, including database, hardware and platform solutions.

•   Enable us to provide applications that leverage our customers’ existing information technology infrastructure.

• BEA Systems • Hewlett-Packard • Microsoft • Oracle

Independent Software Vendors	• Provide applications that complement and integrate with our products. • Enable us to provide our customers with additional point solution functionality complementing their Deltek applications.	• Actuate • Applimation • Cognos

Resellers	• Provide sales, implementation, consulting, support, training and customization services. • Assist us in selling our products into new markets and geographies.	• Central Consulting Group • Innovative Solutions Group • SilverEdge Systems Software

Consulting	• Offer implementation, consulting, support, training and customization services and refer potential customers. • Promote wider acceptance and adoption of our solutions.	• Beason & Nalley • Beers & Cutler • MorganFranklin • ZweigWhite

CPA Accountant Network	• Recommend and refer our solutions when providing accounting, tax and related advisory services. • Provide managed services for our solutions	• Aronson & Company • Cherry, Bekaert & Holland • Watkins, Meegan, Drury & Company

Type of Alliance	Role	Examples
Hosting & Business Process Outsourcing	• Provide off-site hosting and/or managed infrastructure services. • Offer an alternative to our customers that would rather outsource systems administration and information technology management.	• Compass Connections • Green Kelly • NeoSystems • Technology & Business Solutions

Business Service	• Provide products and business services that complement back-office systems, such as forms and checks. • Allow us to offer additional products and features to our customer base.	• Deluxe Corporation • FORMost Graphics Communications • Visibility Software

Research and Development

Our research and development organization is structured to optimize our efforts around the design, development and release of our products. Specific disciplines within research and development include engineering, programming, quality control, product management, documentation, design and project management/software quality assurance. Our research and development expenses were $22.9 million, $26.2 million and $37.3 million in 2004, 2005 and 2006, respectively, and $20.7 million for the six months ended June 30, 2007. The increased spending in 2006 is primarily related to investments for future applications to drive growth across our business. As of June 30, 2007, we had approximately 390 employees in research and development, of which approximately 229 were in the United States and approximately 156 were in Manila, Philippines. In addition, we contract with a third-party offshore development facility in Bangalore, India for additional product development. This facility includes approximately 55 software and product developers that are trained on our products. This third-party arrangement allows us to increase our staffing capabilities on a project-by-project basis and as the need for additional development support arises. We also have five research and development employees as of June 30, 2007 located in Australia. As we continue to expand our development efforts, we anticipate that we will add both domestic and international resources in order to leverage technical expertise available around the world. In 2004, 2005 and 2006, and for the six months ended June 30, 2007, we spent $1.7 million, $2.0 million, $2.1 million and $1.5 million, respectively, on third-party product development and support activities.

Technology

In the development of our software, we use broadly adopted, standards-based software technologies in order to create, maintain and enhance our project-focused solutions. Our solutions are both scalable and easily integrated into our customers’ existing information technology infrastructure. Our software design and engineering efforts are tailored to meet specific requirements of project-focused enterprises and provide the optimal experience for end users who interact with our software to accomplish their job requirements.

The specific architecture and platform for each of our major product families is as follows:

• Vision offers a full range of highly integrated applications, which incorporate critical business functions, including project accounting, customer relationship management, resource management, time and expense capture and billing. Vision is a completely web-native software application based on the latest Microsoft platform technologies, including .NET, Microsoft SQL Server and the Microsoft Office System. Designed for small and medium-sized businesses, Vision is intended to minimize the technology burden on firms with limited information technology staff.

• Costpoint is designed to automate and manage complex project-focused business processes. Built using J2EE technology, Costpoint is highly configurable and modular, allowing our customers the ability to support project-centric business processes and large workloads. Costpoint’s modular architecture supports seamless integration of business applications which deliver specialized functionality such as time collection, expense management, business performance management, employee self-service and human capital management.

• GCS Premier is a turnkey Windows application designed for small and medium-sized government contracting organizations. The software is designed to be easy to install, learn and maintain with minimal information technology support.

• Our enterprise project management product line provides a comprehensive solution for enterprise project management, including earned value management throughout the project lifecycle. Built using .NET and web-based technologies, these solutions integrate with our own applications as well as third party applications such as Microsoft Project and Primavera P3/SureTrak. This product line also includes a secure, web-based collaboration portal that provides the ability for distributed team members to collaborate on a project.

Our products are designed for easy deployment and integration with third party technologies within a company’s enterprise, including application servers, security systems and portals. Costpoint and Vision also provide web services interfaces and support for Service-Oriented Architectures to facilitate enhanced integration within the enterprise.

Competition

The global enterprise applications market for project-focused organizations is competitive and fragmented. When competing for large enterprise customers with over 1,000 employees, we face the greatest competition from large, well-capitalized competitors such as Oracle, SAP and Lawson Software. These companies have recently refocused their marketing and sales efforts to the middle market, in which we have a substantial market position. These vendors seek to influence customers’ purchase decisions by emphasizing their more comprehensive horizontal product portfolios, greater global presence and more sophisticated multi-national product capabilities. In addition, these vendors commonly bundle their ERP solutions with a broader set of software applications, including middleware and database applications, and often significantly discount their individual solutions as part of a potentially larger sale.

When competing for middle-market customers, which range in size from 100 to 1,000 employees, we often compete with vendors such as Epicor, Lawson Software and Primavera. Middle-market customers are typically searching for industry specific functionality, ease of deployment and a lower total cost of ownership with the ability to add functionality over time as their businesses continue to grow. When competing in the small business segment, which consists of organizations with fewer than 100 employees, we face fewer competitors, including JAMIS, BST Global and Microsoft. Customers in the small business segment typically are searching for solutions which provide out-of-the-box functionality that help them automate all of their business processes and improve operational efficiency.

Although some of our competitors are larger organizations, have greater marketing resources and offer a broader range of applications and infrastructure, we believe that we compete effectively on the basis of our superior value proposition, built-in compliance functionality, domain expertise, leading market position and highly referenceable customer base.

Intellectual Property

We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. We provide our software to customers pursuant to license agreements, including shrink-wrap and click-wrap licenses. These measures may afford only limited protection of our intellectual property and proprietary rights associated with our software. We also enter into confidentiality agreements with employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our software, technology or business plans.

We also incorporate a number of third party software products into our technology platform pursuant to relevant licenses. We use third party software, in certain cases, to meet the business requirements of our customers. We are not materially dependent upon these third party software licenses, and we believe the licensed software is generally replaceable, by either licensing or purchasing similar software from another vendor or building the software functions ourselves.

Employees

As of June 30, 2007, we had 1,194 employees worldwide, including 161 in sales and marketing, 390 in product development, 492 in customer services and support and 151 in general and administrative positions. Of our 1,194 worldwide employees, 1,013 were located in the United States and 181 were located internationally. None of our employees is represented by a union or party to a collective bargaining agreement.

Facilities

Our corporate headquarters is located in Herndon, Virginia, where we lease approximately 108,000 square feet of space under two leases expiring in 2012. In addition, we have offices in California, Colorado, Florida, Massachusetts, Minnesota, Oregon and Texas. Internationally, our offices are located in Australia, Canada, the Philippines and the United Kingdom. As of the years ended December 31, 2004, 2005 and 2006 and the six month period ended June 30, 2007, $0.3 million, $0.5 million, $0.6 million and $0.7 million of our total long-lived assets of $20.1 million, $38.0 million, $76.1 million and $81.0 million, respectively, were held outside of the United States.

Legal Proceedings

On August 31, 2006, C.H. Fenstermaker & Associates, Inc. (Fenstermaker) filed suit in the 15th Judicial District Court for the Parish of Lafayette, State of Louisiana, alleging that we converted certain visualization technology, allegedly created by Fenstermaker and referred to as the “BLINK technology.” Fenstermaker seeks unspecified damages stemming from alleged injuries caused by our supposed conversion of the BLINK technology. Fenstermaker asserts these claims under Louisiana tort law and the Louisiana Unfair Trade Practices and Consumer Protection Law. Following our removal of the case to federal court, the action is currently pending in the U.S. District Court for the Western District of Louisiana (Civil Action No. 6:06-CV-1801 W.D. La.). We sought dismissal or transfer of the action to the U.S. District Court for the Eastern District of Virginia in reliance upon a contractual forum selection clause. The District Court denied that motion, but the United States Court of Appeals for the Fifth Circuit has granted permission to appeal the District Court’s denial of our motion. That interlocutory appeal has now been fully briefed and is pending before the Fifth Circuit.

We are involved in various legal proceedings from time to time that are incidental to the ordinary conduct of our business. We are not currently involved in any legal proceeding in which the ultimate outcome, in our judgment based on information currently available, is likely to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and directors as of September 1, 2007.

Name	Age	Position(s)
Kevin T. Parker	48	Chairman, President and Chief Executive Officer
Eric J. Brehm	48	Executive Vice President of Product Development
William D. Clark	48	Executive Vice President and Chief Marketing Officer
Richard M. Lowenstein	44	Executive Vice President of Professional Services
Richard P. Lowrey	47	Executive Vice President of Products and Strategy
Carolyn J. Parent	41	Executive Vice President of Worldwide Sales
James C. Reagan	49	Executive Vice President, Chief Financial Officer and Treasurer
Holly C. Kortright	40	Senior Vice President of Human Resources
David R. Schwiesow	56	Senior Vice President, General Counsel and Secretary
Alok Singh (1)	53	Lead Director
Michael B. Ajouz	34	Director
Nanci E. Caldwell (1)(2)	49	Director
Kathleen deLaski (1)	47	Director
Joseph M. Kampf (1)	63	Director
Steven B. Klinsky	51	Director
Albert A. Notini (2)	50	Director
Janet R. Perna (2)	58	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.

Kevin T. Parker has served as our President and Chief Executive Officer since June 2005 and as Chairman of the board since April 2006. Prior to joining Deltek, Mr. Parker served as Co-President of PeopleSoft, Inc., an enterprise applications software company, from October 2004 to December 2004, and as the Executive Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft from January 2002 to October 2004. Prior to January 2002, Mr. Parker has held various positions, including as the Senior Vice President and Chief Financial Officer of PeopleSoft, the Senior Vice President and Chief Financial Officer of Aspect Communications Corporation, a customer relationship management software company, and the Senior Vice President of Finance and Administration at Fujitsu Computer Products of America. He currently serves on the board of directors of Polycom, Inc. Mr. Parker received his B.S. in Accounting from Clarkson University, where he serves on the board of trustees.

Eric J. Brehm has served as our Executive Vice President of Product Development since June 2006. From November 2001 to June 2006, Mr. Brehm served as our Executive Vice President and General Manager of the Professional Services Market Group. Previously, Mr. Brehm served as the Vice President of Development for Harper and Shuman, Inc., a software company that we acquired in 1998. Mr. Brehm received his B.A. in Economics from Brandeis University and his Master of Information Sciences from Northeastern University in Massachusetts.

William D. Clark has served as our Executive Vice President and Chief Marketing Officer since October 2005. From February 2005 to October 2005, Mr. Clark served as Vice President of Global Product Marketing at Novell, Inc., an enterprise applications software developer. Prior to joining Novell, from May 2003 to September 2004, Mr. Clark served as Executive Vice President and Chief Marketing Officer of Mantas, Inc., a financial services software developer, and, from December 2001 to May 2003, he served as Vice President of Marketing of Bang Networks, Inc., a computer technology and service firm. Mr. Clark also has held various positions at IBM Corporation and JP Morgan & Co. Mr. Clark received his B.S. in Business Administration from Drexel University.

Richard M. Lowenstein has served as our Executive Vice President of Professional Services since June 2006. From August 2003 to March 2006, Mr. Lowenstein served as Vice President of Professional Services of Agile Software Corporation, a product lifecycle management software developer. From September 2002 to July 2003, Mr. Lowenstein served as Managing Director of Alberdale Capital, a private equity firm. Prior to joining Alberdale Capital, Mr. Lowenstein held various management positions at PeopleSoft, Workscape, Inc., Sybase, Inc. and Accenture Ltd. Mr. Lowenstein received his B.S. in Industrial and Systems Engineering from the University of Florida.

Richard P. Lowrey has served as our Executive Vice President of Products and Strategy since June 2006. Mr. Lowrey joined us as a systems consultant in 1995 and has since served as Managing Consultant, Director of Training, Director of Time Collection Product Group, Business Development Director, Vice President of Strategy and Business Development and, most recently, as Executive Vice President and General Manager of Enterprise Solutions Group for the company. Prior to joining our company Mr. Lowrey held financial positions at Titan Corporation, Digicon Corporation and SRA International. Mr. Lowrey received his B.S. in Public Administration from George Mason University.

Carolyn J. Parent has served as our Executive Vice President of Worldwide Sales since March 2006. From March 2004 to March 2006, Ms. Parent served as National Sales Director at BearingPoint, Inc., a management and technology consulting firm. From January 2002 to March 2004, Ms. Parent served as Executive Vice President of Sales at Sequation, Inc., a software company. Prior to joining Sequation, Ms. Parent held various executive positions at Enterworks, Inc. and Xacta Corporation, a division of Telos Corporation, a software company. Ms. Parent received her B.A. in English from Villanova University.

James C. Reagan has served as our Executive Vice President, Chief Financial Officer and Treasurer since October 2005. From December 2004 to September 2005, Mr. Reagan served as Executive Vice President and Chief Financial Officer of Aspect Communications Corporation, a customer relationship management software company. Prior to joining Aspect, from May 2002 to May 2004, Mr. Reagan held various senior financial positions at American Management Systems, Inc. Prior to May 2002, Mr. Reagan served as Vice President, Finance and Administration at Nextel Communications. Mr. Reagan received his B.B.A. from the College of William and Mary and his M.B.A. from Loyola College in Baltimore. Mr. Reagan is a Certified Public Accountant in the Commonwealth of Virginia.

Holly C. Kortright has served as our Senior Vice President of Human Resources since October 2006. From March 2006 to October 2006, Ms. Kortright was Vice President of Human Resources for Capital One Financial Corporation, a global diversified financial services provider. From August 1999 through March 2006, she held various positions at Capital One, including Director of Human Resources, Director of Leadership Development and Senior Management Development Consultant. Ms. Kortright received her B.S. in Industrial Engineering from Lehigh University and her M.B.A. from Indiana University.

David R. Schwiesow has served as our Senior Vice President and General Counsel since May 2006. From December 2000 to May 2006, Mr. Schwiesow, at different times, served as Deputy General Counsel, Managing Director and Vice President of BearingPoint, Inc., a management and technology consulting firm. Prior to December 2000, Mr. Schwiesow served as Vice President and Associate General Counsel for The Rouse Company. He received his B.S. in Economics from The Wharton School of the University of Pennsylvania and his J.D. from Stanford Law School.

Alok Singh has served as a director since April 2005, and as lead director since April 2006. Mr. Singh’s duties as lead director are to assist the chairman in establishing the agenda for meetings of the board of directors, to preside, in the absence of the chairman, at meetings consisting solely of the non-executive members of the board of directors and to act as a liaison between the board and shareholders or other third parties who request direct communications with the board. Mr. Singh is a Managing Director of New Mountain Capital, a private equity investment firm based in New York. Prior to joining New Mountain Capital in September 2002, Mr. Singh served as a Partner and Managing Director of Bankers Trust and established and led the Corporate Financial

Advisory Group for the Americas for Barclays Capital. Mr. Singh is non-executive Chairman of Overland Solutions, Inc. and serves on the boards of directors of Apptis, Inc., Ikaria Holdings, Inc. and Validus Holdings, Ltd. He also serves on the advisory board of investment bank Sonenshine Partners. Mr. Singh received both his B.A. in Economics and History and his M.B.A. in Finance from New York University.

Michael B. Ajouz has served as a director since April 2005. Mr. Ajouz joined New Mountain Capital in 2000 as an Associate and is currently a Managing Director of New Mountain Capital. Prior to 2000, Mr. Ajouz served as an Associate at the private equity firm of Kohlberg Kravis Roberts & Co., where he conducted analytical evaluations in various industries and in various analyst positions at Goldman, Sachs & Co. and Cornerstone Research. Mr. Ajouz serves as a director of Connextions, Inc., Apptis, Inc., National Medical Health Card Systems, Inc. and Oakleaf Global Holdings, Inc. Mr. Ajouz received his B.S. in Economics from The Wharton School of the University of Pennsylvania.

Nanci E. Caldwell has served as a director since August 2005. Ms. Caldwell has been a technology consultant since January 2005. From April 2001 to December 2004, Ms. Caldwell worked at PeopleSoft, serving as Senior Vice President and Chief Marketing Officer from April 2001 to January 2002, and as Executive Vice President and Chief Marketing Officer from January 2002 to December 2004. Prior to joining PeopleSoft in 2001, Ms. Caldwell held various senior management positions at Hewlett-Packard Company. Ms. Caldwell serves on the boards of directors of Live Ops, Inc. and Network General Central Corporation. Ms. Caldwell received her B.A. in Psychology from Queen’s University, Kingston, Canada and completed the University of Western Ontario’s Executive Marketing Management Program.

Kathleen deLaski has served as a director since April 2006. She is also currently President of The Sallie Mae Fund, a charitable organization sponsored by SLM Corporation (generally known as Sallie Mae), aimed at increasing access to higher education. From April 2001 to February 2005, Ms. deLaski held various other positions at Sallie Mae, including Senior Vice President, Chief Communications Officer and Senior Vice President of Consumer Marketing. Prior to April 2001, Ms. deLaski served as AOL Group Director for America Online, Inc. Ms. deLaski received her B.A. degree in political science and English from Duke University and her Masters of Public Administration from the J.F. Kennedy School of Government of Harvard University. Ms. deLaski is the sister of Kenneth E. deLaski and daughter of Donald deLaski, our co-founders.

Joseph M. Kampf has served as a director since April 2006. Mr. Kampf has served as Chairman and Chief Executive Officer of Covant Management, Inc., a technology investment company, since July 2006. From 1996 until June 2006, Mr. Kampf served as President and Chief Executive Officer of Anteon International Corporation, an information technology and engineering service company. Prior to 1996, Mr. Kampf served as a senior partner of Avenac Corporation, a consulting firm providing management and strategic planning advice to middle market companies. He served as Chairman of the Professional Services Council from 2003 to 2004 and as a member of its Executive Committee. Mr. Kampf serves on the board of directors of the Wolf Trap Foundation for the Performing Arts. He received his B.A. in Economics from the University of North Carolina, Chapel Hill.

Steven B. Klinsky has served as a director since April 2005. Mr. Klinsky is a Managing Director of New Mountain Capital and has served as its Founder and Chief Executive Officer since its inception in 1999. Prior to 1999, Mr. Klinsky served as a General Partner and an Associate Partner with Forstmann Little & Co. and co-founded Goldman, Sachs & Co.’s Leveraged Buyout Group. He serves on the boards of directors of MailSouth, Inc., Overland Solutions, Inc., Apptis, Inc., National Medical Health Card Systems, Inc. and Oakleaf Global Holdings, Inc. Mr. Klinsky received his B.A. in economics and political philosophy from the University of Michigan. He received his M.B.A. from Harvard Business School and his J.D. from Harvard Law School.

Albert A. Notini has served as a director since August 2005. Mr. Notini has served as Chief Executive Officer of Apptis, Inc., a provider of information technology solutions and services, since August 2007. Prior to that, he served as President and Chief Operating Officer of Sonus Networks, Inc., a voice infrastructure product provider, since April 2004. Mr. Notini also serves as a senior advisor to New Mountain Capital. From May 2000 to March 2004, Mr. Notini served as the Chief Financial Officer and a member of the board of directors of

Manufacturers’ Services Limited, a global electronics and supply chain services company. Prior to May 2000, Mr. Notini served as Executive Vice President of information technology services provider Getronics NV, following its acquisition of technology services provider Wang Global, Inc., where Mr. Notini had served as Executive Vice President of Corporate Development and Administration and General Counsel. Mr. Notini serves on the boards of directors of ePresence, Inc., Apptis, Inc. and Saints Memorial Hospital. He received his A.B. from Boston College, his M.A. from Boston University and his J.D. from Boston College Law School.

Janet R. Perna has served as a director since June 2006. Ms. Perna served as General Manager of Information Management for IBM’s Software Group from November 1996 until her retirement on January 2006. Prior to November 1996, she held various other system programming and management positions at IBM. Ms. Perna serves on the board of directors for Cognos Incorporated. Ms. Perna received her B.S. degree in Mathematics from the State University of New York at Oneonta.

Composition of the Board of Directors

Our board of directors currently consists of nine members, eight of whom are non-management members. Each director holds office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Messrs. Ajouz, Klinsky and Singh, each a Managing Director of New Mountain Capital, were appointed to our board of directors pursuant to an investor rights agreement under which New Mountain Partners has a right to designate a certain number of the members of our board of directors (ranging from a majority of the board of directors to one director, depending on the collective stock ownership percentage of the New Mountain Funds). Ms. deLaski was appointed to our board of directors pursuant to the investor rights agreement under which the deLaski shareholders, who include Kenneth E. deLaski and Donald deLaski, have a right to designate a certain number of the members of our board of directors (either two directors or one director, depending on their stock ownership percentage). See “Certain Relationships and Related Party Transactions—Recapitalization—Investor Rights Agreement.”

We will be deemed to be a “controlled company” under the rules established by The Nasdaq Global Market, and we will qualify for, and intend to rely on, the “controlled company” exception to the board of directors and committee composition requirements under the rules of The Nasdaq Global Market. Pursuant to this exception, we will be exempt from the rule that requires our board of directors to be comprised of a majority of “independent directors” and our compensation committee to be comprised solely of “independent directors,” as defined under the rules of The Nasdaq Global Market. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and The Nasdaq Global Market rules, which require that our audit committee be composed of at least three members, each of whom will be independent within one year from the date of this prospectus.

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign.

Audit Committee

We have an audit committee consisting of Ms. Caldwell, Ms. Perna and Mr. Notini. Mr. Notini chairs the committee. We believe that Ms. Caldwell and Ms. Perna currently meet the independence requirements under the applicable listing standards of The Nasdaq Global Market. The audit committee assists our board of directors in fulfilling its responsibility to shareholders, the investment community and governmental agencies that regulate our activities in its oversight of:

•	the integrity of our financial reporting process and financial statements and systems of internal controls;

•	our compliance with legal and regulatory requirements;

•	the independent registered public accountants qualifications and independence and performance; and

•	when we establish an internal audit function, the performance of our internal audit function.

The audit committee may study or investigate any matter of interest or concern that the committee determines is appropriate and may retain outside legal, accounting or other advisors for this purpose.

Compensation Committee

We have a compensation committee consisting of Ms. Caldwell, Ms. deLaski and Messrs. Kampf and Singh. Mr. Singh chairs the committee. We believe that Ms. Caldwell and Mr. Kampf currently meet the independence requirements under the applicable listing standards of The Nasdaq Global Market. The purpose of the compensation committee is to:

•	discharge the responsibilities of our board relating to compensation of our officers and employees, including our incentive compensation and equity-based plans, policies and programs; and

•

review the compensation discussion and analysis to be included in our filings with the Securities and Exchange Commission, discuss the compensation discussion and analysis with management and approve a report of the committee for inclusion in our annual report or annual proxy statement.

Our compensation committee is expected to have a subcommittee consisting of Ms. Caldwell and Mr. Kampf for purposes of complying with the requirements of Section 162(m) of the Code and Section 16 of the Securities Exchange Act of 1934, as amended (Exchange Act).

Compensation Committee Interlocks and Insider Participation

During 2006, our board of directors or our compensation committee that was formed in July 2006 determined the compensation of our executive officers. Messrs. Ajouz, Klinsky and Singh each served as officers of our company in 2006 but received no compensation from us for service in that capacity. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation for Year Ended December 31, 2006

The following table summarizes the compensation of each member of our board of directors in 2006:

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)		Total ($)
Michael B. Ajouz	—		—		—
Nanci E. Caldwell	$28,000	(1)	$9,702	(5)	$37,702
Kathleen deLaski	$20,000		$31,098	(5)	$51,098
Kenneth E. deLaski	$18,750	(2)	—		$18,750
Joseph M. Kampf	$20,000	(3)	$31,098	(5)	$51,093
Steven B. Klinsky	—		—		—
Albert A. Notini	$33,000	(4)	$9,702	(5)	$42,703
Janet R. Perna	$20,000		$31,098	(5)	$51,098
Alok Singh	—		—		—

(1)	Ms. Caldwell received $8,000 in meeting fees, in addition to the $20,000 annual retainer.
(2)	Mr. deLaski was paid a prorated portion of his annual fee for the portion of the year that he served on our board.

(3)	Mr. Kampf elected to receive the $20,000 annual retainer in common stock. He received 2,222 shares and cash in lieu of a fractional share.
(4)	Mr. Notini received $5,000 for serving as chair of the audit committee, plus $8,000 in meeting fees, in addition to the $20,000 annual retainer.
(5)	At December 31, 2006, Ms. Caldwell and Mr. Notini each had 27,700 options outstanding, and Ms. deLaski, Mr. Kampf and Ms. Perna each had 48,235 options outstanding. The grant date fair value of the options held by Ms. Caldwell and Mr. Notini is $38,808, and the grant date fair value of the options held by Ms. deLaski, Mr. Kampf and Ms. Perna is $269,835. See Note 1 to our Consolidated Financial Statements for the assumptions made in the valuation of the options.

In 2006, non-employee directors, other than those who are affiliated with New Mountain Capital, received an annual retainer of $20,000 for service on our board, payable at their election 100% in cash or 100% in shares of our common stock. All of our directors, except Mr. Kampf, elected to receive this retainer, as well as any other board or committee fees, in cash. Non-employee directors, other than those who are affiliated with New Mountain Capital, also received $2,000 for each board meeting attended, beginning with the fifth meeting attended. Mr. Notini, who serves as the chairman of our audit committee, received an additional annual cash retainer of $5,000 for his service on the committee. Directors who are employees of New Mountain Capital did not receive any fees for their services as either directors or committee members. All directors were entitled to reimbursement for reasonable travel and other business expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

All of our non-employee directors, other than those who are affiliated with New Mountain Capital, received a grant of stock options upon commencement of their board service. All options were granted under our 2005 Stock Option Plan and have a term of ten years. All options granted have a per share exercise price equal to the fair value of a share of our common stock underlying the options at the time of grant. Certain options, however, were granted in 2006 at a price below the fair value of a share of our common stock, and the exercise price of these options was subsequently adjusted in December 2006 to reflect the fair value of a share of our common stock on the date of grant. In December 2006, additional options at fair value were granted to these directors to compensate them for the loss in value resulting from this adjustment. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Option Grants to Executive Officers and Directors.” Options vest in equal annual installments over four years, subject to the director’s continued service on our board.

During 2005 and 2006, our non-employee directors were provided with the opportunity to purchase shares of our common stock at a per share price equal to the fair value of a share of our common stock on the date of purchase as part of their compensation package, in addition to receiving the annual retainer and board meeting fees. Certain share purchases made by directors in June 2006, or acquired upon election to receive the director’s annual retainer in stock, however, were determined by our board of directors to have been made at a per share price below the fair value of a share of our common stock at the time of these purchases or acquisition of shares. In December 2006, the affected directors returned the excess shares to us in light of this valuation difference. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Stock Purchase by Executive Officers and Directors.”

Mr. deLaski, our former chairman of the board, received a fee at an annual rate of $50,000 in cash for his service on the board. Mr. deLaski received this fee totaling $46,112 from July 21, 2005 until April 26, 2006, the date on which Mr. deLaski resigned from the board.

2007 Director Compensation

On February 21, 2007, our board of directors modified the director compensation program so that our directors are compensated in a manner consistent with directors of our peer companies (as discussed below).

Effective January 1, 2007, each director who is neither an officer nor an employee of us nor affiliated with New Mountain Capital will receive an annual retainer of $50,000, an annual retainer of $5,000 for service on each committee and in lieu of the $5,000 committee fee, an annual retainer of $10,000 for the compensation committee chair and $15,000 for the audit committee chair. All retainers are paid quarterly and in cash.

In addition, directors will receive a grant of 20,000 options that vest 25% per year upon initial election as a director and an annual stock option grant of 7,500 options that vest 100% on the first anniversary of the date of grant. A special grant of 20,000 options each to Mr. Notini and Ms. Caldwell was approved at the February 21, 2007 compensation committee meeting. This grant was made so that their equity interests would be comparable to those of the other non-employee directors. The per share exercise price of these stock options is $13.10 per share. These stock options have a four-year vesting period.

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Members of the committee are appointed by the board. Currently, the committee consists of four members of the board, none of whom are executive officers of the company.

Our executive compensation program is designed to encourage our executives to think and act like owners of the company, focusing on increasing shareholder value in the short and long term by thinking strategically and maximizing bottom line results, while mitigating risks.

Our objective is to provide a competitive total compensation package to attract and retain key personnel and drive effective results. Our executive compensation program provides for the following elements:

•	base salaries, which are designed to allow us to attract and retain qualified candidates in the geographic market where the job is being performed;

•	variable compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy;

•	equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased shareholder value; and

•	a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Our named executive officers as of December 31, 2006 are Kevin T. Parker (Chairman, President and Chief Executive Officer), James C. Reagan (Executive Vice President, Chief Financial Officer and Treasurer), Richard P. Lowrey (Executive Vice President of Products and Strategy), Carolyn J. Parent (Executive Vice President of Worldwide Sales) and Eric J. Brehm (Executive Vice President of Product Development).

2006 Executive Compensation

In 2006, benchmark and market compensation information was provided from two external sources. First, we received compensation information from a survey of executive compensation by Culpepper and Associates. Second, we engaged an international search firm (Heidrick and Struggles) for the purpose of identifying candidates to fill certain executive positions within the company. As a component of the hiring process, compensation packages were established for our executive officers when they were initially hired. The only exceptions were Messrs. Lowrey and Brehm, who had been employees of the company prior to the recapitalization.

In December 2006, Frederic W. Cook & Co., Inc. (Frederic Cook), a third party compensation consulting services firm, was retained by our compensation committee to assist in the evaluation of our executive compensation program. We supplement the information provided to the compensation committee by Frederic Cook with data we obtain from participation in market surveys that target the high technology, software and consulting industries and provide other market information.

Compensation Philosophy

The compensation committee has determined that executive compensation should be clearly linked to personal contribution, so that each executive is fully engaged and motivated. As a result, our executive compensation program is designed to achieve the following objectives:

•	that the executive’s compensation goals are aligned with the company’s goals; and

•	that the individual components of executive compensation are appropriately balanced and support the company’s goals.

The company’s elements of compensation, and the company’s decisions regarding those elements, are intended to provide an appropriate balance between fixed and variable compensation, short- and long-term performance horizons and cash and equity compensation.

We expect our compensation programs to allow us to attract, retain and motivate executives who:

•	think and act like owners;

•	focus on strategic objectives;

•	achieve bottom line results; and

•	create shareholder value.

We use a combination of base salary, bonus and equity to determine the total compensation for each of our named executives.

•	Base salary is utilized to provide financial stability, recognize immediate contributions, compensate for significant responsibility and provide an interim bridge until equity has value.

•	Bonus is leveraged to ensure that executives deliver on short-term financial and operating goals and to ensure that we pay for performance.

•	Equity is utilized to balance executives’ short-term thinking with long-term perspective, reward for innovation, ensure alignment with shareholder interests and attract and retain key talent.

We do not have pre-defined specific ratios in determining the base salary, bonus and equity components of compensation nor do we have pre-defined specific allocations between cash and non-cash compensation. Rather, we seek to benchmark each executive’s individual compensation component against our peer group’s base salaries, bonus and equity components for similar positions. Our compensation policies and decisions related to executive compensation apply equally to all of our named executive officers, so there are no material differences in our compensation policies for different named executive officers. Any material differences in compensation levels among our executives generally reflect differences in compensation levels among executives in the peer group since we benchmark each element of each executive’s individual compensation against the same elements of compensation for similar positions in our peer group.

Our peer group is comprised of 13 software companies and four high technology companies, all of which are public companies. This peer group was established by identifying other companies that have similar financial parameters to Deltek based on revenue, net income, market capitalization and number of employees. The peer group, which was analyzed by Frederic Cook and approved by our compensation committee, consists of: TIBCO Software, Ansys, MicroStrategy, Quest Software, Lawson Software, Blackbaud, Blackboard, Manhattan Associates, Altiris, Witness Systems, Concur Technologies, RightNow Technologies, Equinix, Neustar, Digital River, WebEx, J2 Global and Websense. This peer group will be re-evaluated by the compensation committee on an annual basis to ensure that we are using the appropriate companies for benchmarking purposes.

Because we expect our executives’ individual performance to exceed that of our peer group, we have targeted the 50th to 75th percentiles as the appropriate benchmark for each component of compensation, depending on the performance of the executive and the company. As a direct result, our total cash compensation (base salary and bonus) is targeted to be above average relative to the identified peer group and our understanding of the market.

Total compensation targets (base salary, bonus and equity) for individuals are based on competitive data from our peer group and on an annual evaluation of the executive’s performance and the company’s performance. The evaluation is done by the compensation committee in the case of our chief executive officer and by our chief executive officer in the case of the other executives. Our chief executive officer regularly meets with the compensation committee to discuss executive compensation matters and reviews his recommendations with the chairman of the compensation committee and with the compensation committee. The chairman of the compensation committee or the compensation committee may modify individual compensation components for our executives after reviewing our chief executive officer’s recommendations. The chairman of the compensation committee, the compensation committee and our chief executive officer have the right to seek input from the senior vice president, human resources and third party compensation consultants, and generally to take other steps they determine necessary or appropriate, in determining the appropriate compensation components for our executives.

Base Salaries

We utilize base salary as a principal means of providing compensation for performing the essential elements of an executive officer’s job. We believe our base salaries are set at levels that allow us to attract and retain executives in the markets where we compete for talent. We believe that base salaries for our named executive officers are competitive with companies of a similar size in the software/technology industry.

Incentive Compensation

The company’s named executive officers participate in our Employee Incentive Compensation Program (EICP), along with all employees not covered by another plan (Sales or Consulting).

The EICP is designed to reward executives for the achievement of our financial and strategic goals. Target payout levels correspond to our performance against the revenue and profit objectives discussed below. This program links executive rewards to activities that drive measurable success and progress. This program provides a direct and measurable way to align the executive’s goals with our corporate objectives of increasing revenue and profit and creating long-term shareholder value. Achievement of the goals requires a high level of performance.

The EICP provides monetary compensation when quarterly financial and individual objectives are achieved. On an annual basis, the target payout as a percentage of an executive’s base salary is established by our chief executive officer based on a review of competitive market data of our peer group, with input from the senior vice president, human resources. The chairman of the compensation committee reviews the recommendations of the chief executive officer. That compensation is generally a pre-established percentage of an executive’s base salary, generally ranging between 50% to 60% of the executive’s annual salary, depending on the specific position and responsibilities for each executive. Our chief executive officer reviews each quarter’s financial results with the compensation committee and the board of directors and provides a recommendation for payout based on company performance against the established quarterly objectives. The board approves the final payout percentage for the EICP program. Once the final overall payout percentage for the quarter has been established, the individual payment to our chief executive officer is determined by the chairman of the compensation committee, based on a review of the chief executive officer’s performance for the quarter, and subsequently approved by the compensation committee.

Individual payments to our executive officers, other than our chief executive officer, are based on a quarterly evaluation of executive performance by our chief executive officer and a review of that evaluation with the chairman of the compensation committee. The chairman of the compensation committee approves the payment award after having considered whether any proposed payouts should be adjusted upward or downward. The chairman of the compensation committee and the compensation committee have the discretion to modify a payout in the event that either disagrees with our chief executive officer’s evaluations, but to date neither has done so. Our other executives are generally not significantly involved in this process.

Payout of the EICP is based on the following components:

Plan Structure

The 2006 EICP target ranged between 50 – 60% of annual base salary for each of our named executive officers, depending on the specific position and responsibilities for each executive. The EICP amounts are earned and paid quarterly based on quarterly performance against our financial goals and individual objectives. Quarterly EICP payments are earned ratably, with a target ranging between 12% and 15% of an executive’s annual base salary.

The quarterly EICP payout is calculated based on two components: company performance against specific financial targets relating to revenue, EBITDA and EBITDA margin and individual performance against identified quarterly goals and objectives. In addition, as an incentive to join the company, certain executive officers were guaranteed that their quarterly payout for the first two quarters after their start date would be a minimum of 100% of their target.

In 2006, Mr. Parker approved the individual goals and objectives for each named executive officer, except that Mr. Parker’s goals are set annually and reviewed by the board of directors.

Company Performance: The EICP is funded based on achievement of quarterly financial goals relating to revenue, EBITDA and our EBITDA margin performance as a percentage of revenue.

EBITDA for purposes of the EICP calculation is earnings before interest, taxes, depreciation, amortization, severance costs, stock-based compensation expense and costs associated with our initial public offering and compliance with the Sarbanes-Oxley Act.

The quarterly achievement is measured against our internal annual budget, forecast and other pre-established objectives. These financial metrics were specifically selected to focus participants across the company on achieving profitable growth of the company.

Our compensation committee awarded payouts for performance during the year ended December 31, 2006 based upon our achievement against the revenue and EBITDA performance goals established in our 2006 internal financial budget and forecast. For 2006, the total revenue goal was $207.8 million, the EBITDA goal was $64.4 million and the goal for EBITDA margin was 31%. Our actual achievement level of 110% of budgeted revenue, 96% of budgeted EBITDA, and 91% of budgeted EBITDA margin, and factoring in individual performance, our executives were awarded a payout greater than the 2006 target payout. The revenue and EBITDA goals are generally weighted equally. The resulting amount is then adjusted upward or downward based on the performance of our EBITDA margin against our target.

Personal Performance: Performance against individual goals is used in determining the individual quarterly EICP payout. For example, an executive with 90% personal performance against his or her goals would have a multiplier of 90% of his or her individual EICP target compensation opportunity (subject to the company performance multiplier based on our achievement of quarterly financial goals). Individual goals are established quarterly. Due to differences in roles and responsibilities among executives, individual goals vary from executive to executive. For example, individual goals for an executive in a sales function may include the achievement of certain sales or revenue goals, while individual goals for other executives may include the completion of certain initiatives, projects or transactions.

During 2006, individual goals for our named executive officers included developing product roadmaps for key software products, improving compliance with internal budgets, reorganizing and strengthening internal business groups, improving operational effectiveness, allocating development resources effectively, meeting development mileposts for new or upgraded software products, recruiting talented and experienced employees, evaluating and improving the quality of software products, standardizing and improving sales processes, developing and implementing global sales training, acquiring and integrating complimentary software companies, identifying and implementing software to improve the sales, marketing and finance functions of the company, evaluating and improving internal controls and making progress towards completion of an initial public offering.

We believe that our EICP financial targets (based on our corporate revenue, EBITDA and EBITDA margin performance as a percentage of revenue) have been set at challenging levels that require us to achieve strong revenue and EBITDA growth and to carefully control costs to meet the EBITDA margin goals. In addition, the quarterly individual goals identified by our executives and approved by our chief executive officer are challenging and require superior performance to achieve the goals on the part of each of our executives. The goals have been established, however, so that they are attainable if we achieve what we consider to be superior results. For 2007, we believe that the EICP goals and the individual performance goals will be at least partially achieved, thus making at least a partial payout likely.

In addition, it is possible under the plan for an executive to receive a partial payment because the executive has reached his or her individual objectives even though the company as a whole has failed to meet its financial objectives (or vice versa). Furthermore, our compensation committee and chief executive officer retain the discretion to increase or decrease any payouts under the EICP in connection with the review of performance of an executive against the company’s financial goals and his or her personal goals.

Quarterly EICP Payout Calculation: As indicated above, the calculation of an executive’s quarterly bonus is based on the product of both company performance against objectives and individual performance against quarterly goals. Accordingly, EICP payouts are not based on a weighted average of each target element.

The quarterly EICP calculation is as follows:

Quarterly	X	Company	X	Personal	=	Quarterly Payout
Target		Performance		Performance

•	Quarterly Target = EICP quarterly target opportunity for each executive

•	Company Performance = The company’s achievement against revenue, EBITDA and EBITDA margin goals

•	Personal Performance = Achievement of executive’s individual quarterly goals

As illustrated in the above calculation, the amount of payout may increase or decrease based on the Board’s assessment of our EBITDA margin performance and other financial results as well as individual performance.

Timeline

The EICP is a calendar-year program.

Code Section 162(m)

Section 162(m) of the Code was not applicable to us in 2006 because we are not a public company. When we become a public company, we intend to rely on an exemption from Section 162(m) for a plan adopted prior to the time a company becomes a public company. This pre-initial public offering exemption will no longer be available to us after the date of our annual meeting that occurs after the third calendar year following the year of our initial public offering, or if we materially modify the plan before such time.

Equity

We use equity awards in the form of stock options as a means of incentivizing and aligning executive behavior to increase shareholder value, to foster a long-term commitment to us and our shareholders and as a means of attracting and retaining executives. A number of factors are considered when determining the size of all grants, including competitive market intelligence, executive performance and a review of the executive’s overall compensation package. The initial option grants are designed to attract experienced executives with established records of success and significant public company experience. Subsequent grants, including the grants made to our executive officers on March 15, 2007, are designed to ensure that equity compensation remains competitive within our peer group and that we incentivize and retain the executive officers who are critical to our success. We do not, however, have any stock ownership requirements or objectives for our executives.

In 2006, the size and terms of the stock options that were awarded to our executive officers were determined by the compensation committee, upon recommendation from our chief executive officer, and approved by the board of directors.

In April 2007, we implemented our 2007 Plan that provides for the potential award of various equity instruments, including stock options, restricted stock, stock appreciation rights and dividend equivalent rights. Our 2007 Plan was approved by the compensation committee and our shareholders. Our 2007 Plan will replace our 2005 Stock Option Plan pursuant to which the equity awards described in this section were made.

All of our option awards to our named executive officers vest ratably at 25% per year and have a 10-year maximum term. Vesting occurs on each anniversary date of the grant, except for the initial grant, which vests on each anniversary date of employment. The portion of an option that is vested must be exercised within 180 days after the date of termination of an executive.

Share Purchase

Upon hire, each of our executive officers was given the opportunity to purchase shares for cash at the then-current fair value of the company’s stock. This opportunity was intended to encourage the executives to make a personal investment in company stock. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Stock Purchases by Executive Officers and Directors.”

Valuation

Until September 2006, the stock option exercise prices and share purchase prices were based on our board’s internal estimates of the fair value of the company’s common stock at the time of each option grant or share purchase.

Throughout 2006, we prepared valuations of our common stock which the board of directors then reviewed and approved. In November 2006, the board of directors reassessed our common stock’s estimated fair value after conducting a review of prior valuations of fair value that we had originally prepared. As a result of this review, our board of directors determined that the prior valuations understated the estimated fair value of our stock at several points in the period from January 1, 2006 through October 31, 2006.

As a result, all individuals (including one executive officer) who had purchased stock in 2006 voluntarily returned a number of shares so that the resulting final number of shares held by the affected individuals had a per share purchase price that equated to the estimated fair value per share as reflected in the board’s November 2006 valuation. In addition, our board of directors reassessed the fair value of our common stock underlying stock options granted during the first ten months of 2006. Our board determined that options awarded to certain executive officers (including one named executive officer) had been granted at exercise prices below the fair value of the underlying stock on the dates of grant, and the exercise prices of these options subsequently were increased to be equal to the fair value of our stock on the dates of grant. Secondary grants of options were separately provided as a means of compensating the affected executive officers for the value lost due to the increase in the exercise price. In total, executive officers received options with respect to 76,891 shares to offset the impact of the modification of exercise prices of the stock options.

See “Certain Relationships and Related Party Transactions—Other Related Party Transactions.”

Stock Appreciation Rights

Our SAR Plan was in effect prior to the acquisition of 75% of our common stock by the New Mountain Funds in April 2005. This plan was discontinued at that time, though fixed payments under the plan pertaining to Mr. Lowrey will continue until January 2008. The payments are made in installments and are based on the share price as of the acquisition date. The value of the SARs was fixed on April 22, 2005, the recapitalization date, with payments occurring according to the terms of the initial SAR grant.

Mr. Lowrey is the last executive officer receiving payments under this plan. He received payments in January 2007 and July 2007 and is scheduled to receive his final payment in January 2008. See “Management—Executive Compensation—Employment Agreements and Arrangements.”

Benefits

Our executives participate in our standard benefit plans, which are offered to all U.S.-based employees and include our 401(k) plan. We currently provide a matching contribution to our 401(k) plan of 4% of an employee’s salary up to a maximum of $4,000 per calendar year. Our contribution is made on a quarterly basis and cannot exceed $1,000 per quarter per employee.

Our executives have the opportunity to participate in our health and welfare benefit programs which include a group medical program, a group dental program, a vision program, life insurance, disability insurance and flexible spending accounts. These benefits are the same as those offered to all other U.S.-based employees. Through our benefit programs, each of our named executive officers received group term life insurance equivalent to 100% of their annual base salary. While provided as a benefit, the cost of the group term life insurance is included in the “All Other Compensation” column of the Summary Compensation Table.

Employment Agreements and Arrangements

We have entered into employment agreements or arrangements with Messrs. Parker, Reagan, Lowrey and Brehm and Ms. Parent. These employment agreements or arrangements are currently in effect. Other than with respect to Messrs. Lowrey and Brehm, the employment agreements or arrangements are intended to establish the key employment terms (including reporting responsibilities, base salary and annual bonus, the initial stock option grant and other benefits), to provide for severance benefits and to establish a non-competition agreement. The agreements with Messrs. Lowrey and Brehm set forth certain terms that govern their stock options, provide for severance benefits and establish a non-competition agreement. See “Executive Compensation—Employment Agreements and Arrangements.”

Additional Compensation Actions taken in 2007

Based upon a successful 2006, and in preparation for this offering, the compensation committee undertook a review of the compensation of the executive management team, including the named executive officers, in March 2007. This review included a detailed examination of our executive compensation compared to a peer group as well as surveys that cover the high-technology software industry, and review and comment by Frederic Cook. Consistent with market practice, each executive’s compensation was benchmarked against the executive’s counterparts in the peer group. As a result, any differences in compensation levels among our executives generally reflect differences in compensation levels among executives in the peer group. Where limited comparable peer group compensation data existed for a particular executive, such executive’s compensation was benchmarked against other members of the executive team.

As a result of its review, the compensation committee confirmed that the various components of compensation that were provided in 2006 continued to be appropriate. The compensation committee, however, approved changes to compensation to adjust the base salary and bonus components to compete with market levels for each executive officer and to also reflect the executive’s performance and the company’s overall performance for the year ended December 31, 2006. Specifically, the following base salary and bonus adjustments went into effect as of April 1, 2007.

Executive	Previous Annual Salary	Annual Salary effective April 1, 2007
Kevin T. Parker	$450,000	$490,000
James C. Reagan	$275,000	$285,000
Richard P. Lowrey	$275,000	$300,000
Carolyn J. Parent	$275,000	$300,000
Eric J. Brehm	$250,000	$275,000

Executive	Previous Annual Bonus Opportunity	Annual Bonus Opportunity effective April 1, 2007
Kevin T. Parker	$300,000	$441,000
James C. Reagan	$160,000	$175,000
Richard P. Lowrey	$160,000	$200,000
Carolyn J. Parent	$200,000	$225,000
Eric J. Brehm	$125,000	$165,000

The compensation committee also reviewed the equity holdings of each executive officer and provided an additional grant of stock options as appropriate. This grant was made to ensure that the executive officers held sufficient equity to align their interests to those of the company and our shareholders, as well as to ensure that equity holdings remain competitive within our industry group. The equity was granted effective March 15, 2007 with an exercise price of $13.10 per share, the then-current fair value of the company’s common stock as determined by our board of directors.

Executive	Stock Options Granted March 15, 2007
Kevin T. Parker	160,000
James C. Reagan	40,000
Richard P. Lowrey	100,000
Carolyn J. Parent	100,000
Eric J. Brehm	75,000

Change in Control Provisions

Prior to April 2007, we had several different change in control provisions for our executive officers. As part of the maturation and refinement of our compensation programs, we recalibrated our change in control program to ensure external market competitiveness and internal equity among our executive officers. We benchmarked our change in control program against the change in control provisions within the peer group described above, developed a change in control program that targeted the 50th to 75th percentiles of the change in control provisions of our peer group, and had Frederic Cook analyze the costs associated with the new change in control provisions.

In April 2007, the compensation committee established new change in control provisions for each of our named executive officers. See “Potential Payments Upon Termination or Change in Control.”

Executive Compensation

The following tables and narrative set forth information concerning the compensation paid to, awarded to or earned by our chief executive officer, our chief financial officer and the three other most highly compensated executive officers who served in such capacities as of December 31, 2006. We refer to these officers collectively as our “named executive officers.” The information contained in the following tables and the related descriptions regarding the compensation of our named executive officers has been adjusted to reflect our 9:1 stock dividend on January 26, 2006 on the outstanding shares of our common stock.

Summary Compensation Table for Year Ended December 31, 2006

The following table sets forth information regarding compensation earned by our named executive officers during 2006:

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (3) ($)		Total ($)
Kevin T. Parker Chairman, President and Chief Executive Officer	2006	$450,000	—		$301,608	$400,000	$629,328	(4)	$1,780,936

James C. Reagan Executive Vice President, Chief Financial Officer and Treasurer	2006	$275,000	$40,000	(1)	$96,698	$107,140	$4,356		$523,194

Richard P. Lowrey Executive Vice President of Products and Strategy	2006	$271,250	—		$96,698	$181,260	$246,798	(5)	$796,007

Carolyn J. Parent Executive Vice President of Worldwide Sales	2006	$217,708	$100,000	(1)	$126,149	$123,033	$4,215		$571,105

Eric J. Brehm Executive Vice President of Product Development	2006	$251,517	—		$62,130	$121,053	$4,317		$439,017

(1)	The amounts shown reflect a minimum EICP payment that was guaranteed at time of hire, per the offer of employment.
(2)	See Note 1 to our Consolidated Financial Statements for the assumptions made in the valuation of the options.
(3)	Includes our matching contributions to our 401(k) plan up to $1,000 per quarter and group life contributions on behalf of the named executive officers, among other items for Mr. Parker and Mr. Lowrey identified in footnotes (4) and (5).
(4)	This amount includes $4,000 of 401(k) plan matching contributions, $632 of group life contributions, $363,006 for reimbursement of relocation expenses (based on the actual value of expenses incurred by Mr. Parker) and $261,690 for a tax gross-up related to the reimbursement of the relocation expenses.
(5)	The compensation for Mr. Lowrey includes $242,442 as a result of SAR payments of $134,489 on January 1, 2006 and $107,954 on July 1, 2006, $4,000 of 401(k) matching contributions and $356 of group life contributions. The amounts and timing of these payments were fixed in April 2005 when our SAR Plan was terminated. We have not issued SARs since then. See “Management—Executive Compensation—Employment Agreements and Arrangements.”

Grants of Plan-Based Awards for Year Ended December 31, 2006

The following table sets forth each grant of plan-based awards to our named executive officers during 2006. No equity incentive plan awards were made to our named executive officers in 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards (2)
		Target ($)
Kevin T. Parker	N/A	$250,000	—		N/A		N/A
James C. Reagan	N/A	$160,000	—		N/A		N/A
Richard P. Lowrey	N/A	$160,000	—		N/A		N/A
Carolyn J. Parent	3/9/2006 12/4/2006	$200,000	135,000 14,623	$ $	7.91 11.48	$ $	606,624 90,464
Eric J. Brehm	N/A	$125,000	—		N/A		N/A

(1)	There are no thresholds or maximum payouts under the EICP. The information provided relates to the targets that were in effect during 2006 and for the first quarter of 2007. Effective April 1, 2007, the target cash bonus for each of the named executive officers changed. See “Management—Compensation Discussion and Analysis—Additional Compensation Actions taken in 2007.”
(2)	See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Option Grants to Executive Officers and Directors.”

Employment Agreements and Arrangements

The following is a description of the material terms of the employment agreements and arrangements with our named executive officers during 2006 and of the plans under which awards were granted to our named executive officers in 2006. This description is being provided to explain the quantitative data disclosed above in the Summary Compensation Table for Year Ended December 31, 2006 and the Grants of Plan-Based Awards Table for Year Ended December 31, 2006.

Kevin T. Parker

In June 2005, we entered into an employment agreement with Kevin T. Parker, our Chairman, President and Chief Executive Officer. We amended Mr. Parker’s agreement on April 7, 2007. The term of the agreement, as amended, ends on June 27, 2009. At the end of the term, the agreement automatically extends for additional one-year periods unless either party gives notice of non-renewal to the other at least six months prior to the expiration of the relevant period. Under the original agreement, Mr. Parker’s annual base salary was set at a rate of $450,000. As amended, the agreement provides that for the period beginning on April 1, 2007 and ending on March 31, 2008, Mr. Parker’s annual base salary will be $490,000. For any period beginning after March 31, 2008, our compensation committee will review Mr. Parker’s annual base salary and may adjust it upwards but not downwards. Mr. Parker’s target bonus under his original employment agreement was $250,000 for 2006, and his actual bonus was $400,000, paid in various quarterly amounts, on account of our achievement of the performance targets set for such year. The employment agreement, as amended, provides that for the period beginning on April 1, 2007 and thereafter, Mr. Parker is entitled to receive a bonus of not less than 90% of his annual base salary if we meet the performance targets set by our board of directors for the respective year. See “Management—Compensation Discussion and Analysis—Incentive Compensation.” Mr. Parker also is eligible to receive additional bonuses, in the board of directors’ discretion, based upon the achievement of other company and individual performance goals established by our board of directors. On March 15, 2007, our compensation committee reviewed and adjusted Mr. Parker’s base salary and 2007 bonus target to $490,000 and $441,000, respectively.

In connection with his employment, Mr. Parker purchased 138,500 shares of our common stock at an aggregate purchase price of $499,985 (or $3.61 per share). See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Stock Purchases by Executive Officers and Directors.” Under his agreement, when our common stock becomes publicly traded, we are required to maintain an effective registration statement covering the resale of shares purchased by Mr. Parker or ensure that we satisfy the requirements of Rule 144 of the Securities Act so that Rule 144 is available for Mr. Parker to sell his shares. We are also required to file and maintain an effective registration statement covering the issuance and resale of all shares of our common stock underlying Mr. Parker’s stock options. On May 24, 2007, Mr. Parker waived his right to require the company to maintain an effective registration statement, as described above, for a 180-day period after the date of this prospectus, subject to extension for an additional 18 days upon the occurrence of certain events. See “Shares of Common Stock Eligible for Future Sale—Lock-up Agreements”. Information regarding Mr. Parker’s options is set forth in the Outstanding Equity Awards table below. Any shares of our common stock or options held by Mr. Parker remain subject to the contractual and legal restrictions on resale set forth in our shareholder’s agreement. See “Certain Relationships and Related Party Transactions—Shareholder’s Agreements.”

James C. Reagan and Carolyn J. Parent

Between October 2005 and February 2006, we entered into employment letter agreements with each of:

•	James C. Reagan, our Executive Vice President, Chief Financial Officer and Treasurer; and

•	Carolyn J. Parent, our Executive Vice President of Worldwide Sales.

The letter agreements have no set term, and employment under them is at will. The letter agreements provide for an annual base salary of $275,000 for both Ms. Parent and Mr. Reagan. In addition, each executive is eligible to receive performance-based bonuses, to be paid quarterly, based on the satisfaction of agreed-upon targets. Ms. Parent’s annual bonus target is $200,000, and she was guaranteed a minimum payment of $100,000 in the aggregate for the first two quarterly bonus payments in 2006. For more information regarding the 2006 financial targets, see “Management—Compensation Discussion and Analysis—Incentive Compensation.” On March 15, 2007, our compensation committee reviewed and adjusted Ms. Parent’s target annual bonus opportunity for 2007 to $225,000. Mr. Reagan’s employment letter agreement does not generally set forth the annual bonus to be received by him upon satisfaction of the agreed-upon targets. Pursuant to his employment letter agreement, however, for the first two quarters of his employment, Mr. Reagan received guaranteed bonuses of $80,000 in the aggregate as part of a total bonus of $96,660 that was paid for these quarters. On March 15, 2007, our compensation committee reviewed and adjusted Mr. Reagan’s target annual bonus opportunity for 2007 to $175,000.

Richard P. Lowrey and Eric J. Brehm

Messrs. Lowrey and Brehm have not entered into written agreements or arrangements with us that set forth the basic terms of their employment, although they have entered into employment letter agreements with us that provide for severance benefits, among other things (see “Management—Potential Payments Upon Termination or Change in Control—Employment Agreements and Arrangements”). In 2006, we paid Messrs. Lowrey and Brehm a base salary of $271,250 and $251,517, respectively, and, based on the satisfaction of agreed-upon targets, they received bonuses of $181,260 and $121,053, respectively. For more information regarding the 2006 financial targets, see “Management—Compensation Discussion and Analysis—Incentive Compensation.” On March 15, 2007, our compensation committee reviewed and adjusted Messrs. Lowrey’s and Brehm’s target annual bonus opportunities for 2007 to $200,000 and $165,000, respectively.

Prior to the recapitalization in April 2005, Mr. Lowrey was a participant under our SAR Plan. In connection with the recapitalization, all outstanding SARs were cancelled, and SARs holders became entitled to receive cash payments, payable in accordance with the original vesting schedules of the applicable SARs. Pursuant to this arrangement, Mr. Lowrey received $242,442 in the aggregate during each of 2006 and 2007, and he will receive a payment totaling $134,489 in 2008.

2005 Stock Option Plan

Our board of directors adopted our 2005 Stock Option Plan on July 20, 2005. In connection with the reincorporation and name change of Deltek Systems, Inc., a Virginia corporation, to Deltek, Inc., a Delaware corporation, which occurred on April 10, 2007, the options to acquire Deltek Systems, Inc. common stock became options to acquire Deltek, Inc. common stock on the same terms, for the same number of shares and at the same exercise price as applied to the options prior to the reincorporation. The converted options are subject to our 2005 Stock Option Plan (as amended and restated in connection with the reincorporation) and to the related stock option agreements.

The plan provides for the grant of options to purchase shares of our common stock to employees, directors and consultants of the company or our subsidiaries. These options are not intended to qualify as incentive stock options. Prior to the establishment of our compensation committee, the plan was administered by our board of directors. The plan is now administered by the compensation committee of our board of directors, and the committee sets the terms and conditions of the options.

The plan provides that the compensation committee has the authority to adjust the maximum number of shares of common stock issuable under the plan, the number of shares covered by outstanding options, the applicable exercise price of an existing option and any other terms of an outstanding option as a result of any change in the number of shares of common stock resulting from a merger, consolidation, reorganization, recapitalization, stock dividend, stock split-up or other similar transaction.

The plan also gives our board the right to amend or terminate the plan, except that, to the extent necessary under any applicable law, no amendment will be effective unless approved by our shareholders. In addition, no amendment may adversely affect the rights of any optionee without the optionee’s consent. Notwithstanding the foregoing sentence, an amendment to increase the number of shares of common stock available for issuance under the plan will not be deemed to adversely affect any optionee. The plan was approved by our shareholders.

Each option granted under the plan has a per share exercise price equal to the fair value of one share of our common stock underlying the option on the date of grant. The exercise prices of certain options granted in 2006 at a price below the fair value of a share of our common stock were subsequently changed in December 2006 to reflect the fair value of a share of our common stock on the dates of grant. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Option Grants to Executive Officers and Directors.”

The form of stock option agreement provides that options generally vest and become exercisable in equal installments on each of the first four anniversaries of the grant date. Options granted under the plan have a maximum term of ten years from the date of grant, unless terminated earlier. For a discussion regarding vesting of options upon a change of control and the effect of a termination of an optionee’s employment, see “Management—Potential Payments upon Termination or Change in Control—2005 Stock Option Plan.”

Under the plan, each optionee is required to execute a shareholder’s agreement, among other conditions, prior to being deemed the holder of, or having any rights with respect to, any shares of our common stock. In accordance with the shareholder’s agreement, shareholders which are party to the agreement are entitled to participate proportionately in an offering of common stock by the New Mountain Funds. If the number of shares of our common stock which the optionee is entitled to sell in this offering exceeds the number of shares of common stock held by the optionee, any options held by the optionee (including unvested options) may be exercised to the extent of the excess. A shareholder may choose any combination of shares and options (if vested) in determining the securities the shareholder will sell in the public or private offering. Any unvested options may only be exercised to the extent there is an amount of securities that such shareholder may sell that has not been covered by shares or vested options. See “Certain Relationships and Related Party Transactions—Shareholder’s Agreements.”

Prior to the adoption of our 2007 Plan (described in more detail below), a total of 6,310,000 shares of common stock issuable upon exercise of options were authorized under the plan. As of April 11, 2007, options to purchase a total of 5,788,756 shares of common stock had been granted under the plan. No further grants will be made under this plan after April 11, 2007. Future equity grants will be made under our 2007 Plan.

Employee Incentive Compensation Program

The company’s named executive officers participate in our EICP. The EICP provides monetary compensation that is generally a pre-established percentage of an executive’s base salary. The 2006 EICP ranged between 50-60% of annual base salary for each of our named executive officers. The EICP amounts are earned and paid quarterly and are calculated based on two components: company performance against specific targets and personal performance against identified quarterly goals and objectives. As an incentive to join our company, certain named executive officers were guaranteed that their quarterly payout for the first two quarters after their start date would be a minimum of 100% of their target. We have adopted a similar bonus structure for 2007. See “Management—Compensation Discussion and Analysis—Incentive Compensation.”

Outstanding Equity Awards at December 31, 2006

The following table sets forth outstanding equity awards for each of our named executive officers at December 31, 2006. No stock awards were held by our named executive officers as of December 31, 2006.

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)		Option Expiration Date
Kevin T. Parker	207,755 17,312	623,265 51,938	$ $	3.61 7.22	7/19/2015 7/19/2015
James C. Reagan	62,500 15,000	187,500 45,000	$ $	3.61 7.22	11/2/2015 11/2/2015
Richard P. Lowrey	62,500 15,000	187,500 45,000	$ $	3.61 7.22	11/2/2015 11/2/2015
Carolyn J. Parent	— —	135,000 14,623	$ $	7.91 11.48	3/8/2016 12/3/2016
Eric J. Brehm	40,000 10,000	120,000 30,000	$ $	3.61 7.22	11/2/2015 11/2/2015

(1)	With respect to Ms. Parent and Messrs. Parker and Reagan, their options vest 25% on each anniversary of their hire dates. Ms. Parent’s hire date is March 1, 2006. Mr. Parker’s hire date is June 27, 2005, and Mr. Reagan’s hire date is October 6, 2005. With respect to Messrs. Brehm and Lowrey, their options vest 25% beginning on May 1, 2006 and each anniversary thereof.

Potential Payments Upon Termination or Change in Control

Employment Agreements and Arrangements

Overview

In April 2007, our compensation committee approved a change in control policy that supersedes all prior change in control arrangements that had been in place during 2006, including the change in control provisions contained in employment agreements and/or stock option agreements. This change in control policy is reflected by the amendments to the employment agreements and employment letter agreements discussed in more detail below.

In April 2007, we amended Mr. Parker’s employment agreement and in May 2007 we amended Mr. Reagan’s and Ms. Parent’s employment letter agreements to reflect our change in control policy. In addition, also in May 2007, we entered into an employment letter agreement with each of Messrs. Lowrey and Brehm that sets forth, among other things, the severance benefits to which each executive would be entitled under our change in control policy. For purposes of our policy, a “change in control” will occur if:

•

any third party not affiliated with the New Mountain Funds or any of their affiliates, but excluding Kenneth E. deLaski and persons and entities related to him, owns, directly or indirectly, more of our voting capital stock than the New Mountain Funds or any of their affiliates own, or

•	a third party not affiliated with the New Mountain Funds or any of their affiliates has or obtains the right to elect a majority of the board.

Kevin T. Parker

Under Mr. Parker’s amended employment agreement, if we terminate Mr. Parker’s employment without “cause” or give a notice of non-renewal of the agreement or if Mr. Parker terminates his employment for “good reason” (as such terms are defined below) (a “qualifying termination”), Mr. Parker will be entitled to receive as severance two years’ salary continuation at his then-current base salary rate, a lump sum payment equal to two times his target annual bonus for the year in which termination occurs and continuation of medical benefits for 18 months at active-employee rates. If Mr. Parker’s employment is terminated due to his death or disability, he will receive as severance salary continuation at his then-current base salary rate for 12 months, a lump sum payment equal to two times his target annual bonus for the year in which termination occurs and continuation of medical benefits for 18 months at active-employee rates. If we terminate Mr. Parker’s employment for “cause,” Mr. Parker will be entitled to receive only accrued base salary and benefits as of the date of termination.

Upon a “qualifying termination,” the options held by Mr. Parker will become exercisable as to those portions that would have become exercisable had Mr. Parker been employed during the entirety of the one-year period following termination. Upon a change in control, the options held by Mr. Parker will immediately be accelerated and deemed to be vested and exercisable in full.

For purposes of Mr. Parker’s amended employment agreement, “cause” is defined as:

•	a conviction for a felony;

•	fraud or gross misconduct on Mr. Parker’s part that causes material damage to us; or

•	Mr. Parker’s breach of a material term of his employment agreement that is not cured within 30 days after written notice to him.

“Good reason” is defined as:

•

a reduction in the nature and scope of Mr. Parker’s authorities, powers, functions or duties that is not cured within 30 days after written notice to us (which reduction will be assumed if Mr. Parker no longer serves as our sole chief executive officer and a voting member of our board of directors);

•	a reduction in Mr. Parker’s compensation (including base salary or target bonus opportunity);

•	an office relocation resulting in a commute that is more than 75 miles from Mr. Parker’s residence or more than 120% (in miles) of Mr. Parker’s prior commute, whichever is greater; or

•	our material breach of any material terms of Mr. Parker’s employment or Mr. Parker’s employment agreement that is not cured within 30 days after written notice to us.

If any payments or distributions due to Mr. Parker in connection with a change in control of us, including by reason of his termination of employment, would be subject to the excise tax imposed by Section 4999 of the Code, we will provide Mr. Parker with a gross-up payment so that he will be made whole for any excise tax imposed on the payments or distributions resulting from the change in control.

Mr. Parker is bound by obligations of confidentiality during the term of his employment and thereafter. Mr. Parker’s employment agreement contains non-solicitation provisions that apply during the term of Mr. Parker’s employment and for a period of 12 months following termination of his employment for any reason. A restrictive covenant relating to non-competition applies during the term of Mr. Parker’s employment and for a period of 12 months thereafter, if Mr. Parker is terminated for any reason prior to a change in control, or for six months thereafter, if Mr. Parker is terminated for any reason on or after a change in control.

James C. Reagan

As amended in May 2007 to reflect our change in control policy, Mr. Reagan’s employment letter agreement provides that if his employment is terminated prior to a change in control either by us without “cause” or by Mr. Reagan for “good reason” (as such terms are defined below), Mr. Reagan will receive as severance six months’ salary continuation at the executive’s then-current base salary rate and continuation of medical benefits for 12 months at active-employee rates.

If Mr. Reagan’s employment is terminated either by us or our successor without “cause” or by Mr. Reagan for “good reason” on the date of or within 18 months following a change in control, Mr. Reagan will receive as severance 18 months’ salary continuation at his then-current base salary rate, a lump sum payment equal to one and one-half times his target annual bonus for the year in which termination occurs and continuation of medical benefits for 18 months at active-employee rates.

If we terminate Mr. Reagan’s employment for “cause,” he will be entitled to receive only accrued base salary and benefits as of the date of termination.

The options held by Mr. Reagan that were granted to him upon commencement of his employment will immediately be accelerated and deemed to be vested and exercisable in full upon a change in control. With respect to options that were subsequently granted to Mr. Reagan, if Mr. Reagan’s employment is terminated either by us or our successor without “cause” or by Mr. Reagan for “good reason” on the date of or within 18 months following a change in control, the options will be accelerated and deemed to be vested and exercisable in full.

For purposes of Mr. Reagan’s employment letter agreement, “cause” is defined as:

•	a conviction for a felony;

•	fraud or gross misconduct on Mr. Reagan’s part that causes material damage to us;

•	a material violation by Mr. Reagan of his non-competition agreement; or

•	a breach by Mr. Reagan of a material term of his employment letter agreement that is not cured within 30 days after written notice to him.

“Good reason” is defined as:

•

a material reduction in the nature and scope of Mr. Reagan’s authorities, powers, functions or duties that is not cured within 30 days after written notice to us (which reduction will be assumed if Mr. Reagan no longer serves as our sole chief financial officer or if we cease to be a public company);

•	a reduction in Mr. Reagan’s compensation (including base salary or target bonus opportunity);

•	an office relocation resulting in a commute that is more than 75 miles from Mr. Reagan’s residence or more than 120% (in miles) of Mr. Reagan’s prior commute, whichever is greater; or

•	our material breach of Mr. Reagan’s employment letter agreement that is not cured within 30 days after written notice to us.

If any payments or distributions due to Mr. Reagan in connection with a change in control of us would be subject to the excise tax imposed by Section 4999 of the Code, we will provide Mr. Reagan with a gross-up payment so that he will be made whole for the excise tax imposed on the payments or distributions resulting from the change in control.

Pursuant to his employment letter agreement, Mr. Reagan was required to enter into a non-competition agreement with us as a condition to his employment. Under the non-competition agreement, Mr. Reagan is bound by obligations of confidentiality during the term of his employment and thereafter. The non-competition agreement also requires him to abide by restrictive covenants relating to non-solicitation and non-competition during the term of his employment and for a period of 12 months following termination of his employment.

Richard P. Lowrey, Carolyn J. Parent and Eric J. Brehm

Under their respective employment letter agreements as currently in effect, if the employment of any one of Messrs. Lowrey and Brehm and Ms. Parent is terminated prior to a change in control either by us without “cause” or by the executive for “good reason” (as such terms are defined below), the executive will receive as severance six months’ salary continuation at the executive’s then-current base salary rate and continuation of medical benefits for 12 months at active-employee rates.

If, on the date of or within 18 months following a change in control, the employment of any one of Messrs. Lowrey and Brehm and Ms. Parent is terminated either by us or our successor without “cause” or by the executive for “good reason” the executive will receive as severance 18 months’ salary continuation at the executive’s then-current base salary rate, a lump sum payment equal to one and one-half times the executive’s target annual bonus for the year in which termination occurs and continuation of medical benefits for 18 months at active-employee rates.

If the employment of any of Messrs. Lowrey and Brehm and Ms. Parent is terminated by us for “cause,” the executive will be entitled to receive only accrued base salary and benefits as of the date of termination.

The employment letter agreements also provide that if the employment of any of Messrs. Lowrey and Brehm or Ms. Parent is terminated either by us or our successor without “cause” or by the executive for “good reason” on the date of or within 18 months following a change in control, the options held by the executive will immediately be accelerated and deemed to be vested and exercisable in full.

For purposes of the employment letter agreements with each of Messrs. Lowrey and Brehm and Ms. Parent, “cause” is defined as:

•	a conviction for a felony;

•	fraud or gross misconduct on the executive’s part that causes material damage to us;

•	the executive’s material violation of the executive’s non-competition agreement; or

•	the executive’s breach of a material term of the executive’s employment letter agreement that is not cured within 30 days after written notice to the executive.

“Good reason” is defined as:

•

a material reduction in the nature and scope of the executive’s authorities, powers, functions or duties that is not cured within 30 days after written notice to us (provided, however, that neither a change in the executive’s reporting responsibilities nor our ceasing to be a publicly registered company will automatically constitute “good reason” unless, as a result thereof, there is a material reduction, without the executive’s consent, of the nature and scope of the executive’s authorities, powers, functions or duties);

•	a reduction in the executive’s compensation (including base salary or target bonus opportunity);

•	an office relocation resulting in a commute that is more than 75 miles from the executive’s residence or more than 120% (in miles) of the executive’s prior commute, whichever is greater; or

•	our material breach of the executive’s employment letter agreement that is not cured within 30 days after written notice to us.

If any payments or distributions due to any of the executives in connection with a change in control of us would be subject to the excise tax imposed by Section 4999 of the Code, the executive will receive either the full amount of the severance payments or a reduced amount such that no excise tax is payable, whichever is more favorable to the executive.

Employment Agreements and Arrangements

Pursuant to their employment letter agreements, Messrs. Lowrey and Brehm and Ms. Parent were required to enter into a non-competition agreement with us as a condition to their employment. Under the non-competition agreements, the executives are bound by obligations of confidentiality during the term of their employment and thereafter. The non-competition agreements also require each of the executives to abide by restrictive covenants relating to non-solicitation and non-competition during the term their employment and for a period of 12 months following termination of their employment.

2005 Stock Option Plan

Unless otherwise set forth in a stock option agreement, our 2005 Stock Option Plan (as amended and restated) and the form of stock option agreement state that all unvested options will terminate upon the termination of an optionee’s employment for any reason. In addition, the form of stock option agreement provides that vested options may be exercised during the 180-day period following termination, but in no event after the expiration of the term of the options. Any portion of vested options not exercised during this 180-day period will terminate and be of no further force and effect. If an optionee’s employment is terminated by us for cause, the options held by the optionee will immediately terminate, regardless of vesting.

The plan provides that in the event of the liquidation or dissolution of our company or a merger or consolidation of our company (other than an event resulting in the New Mountain Funds ceasing to own any of our voting securities), and unless otherwise provided in a stock option agreement, all options issued under the plan will continue in effect in accordance with their respective terms, except that following such transactions:

•	each outstanding option will be treated as provided for in the operative plan or agreement; or

•

if not so provided in the plan or agreement, each optionee will be entitled to receive upon exercise of any outstanding option, the same number and kind of stock, securities, cash, property or other consideration that each holder of our common stock was entitled to receive in the transaction. Any consideration received will remain subject to all of the conditions applicable to the options prior to the transaction.

If upon the merger or consolidation of our company, liquidation of our company or sale to a third party of all or substantially all of our assets or the sale to a third party of our common stock (other than through a public offering) in which the New Mountain Funds cease to beneficially own any of our voting securities, the plan and the unexercised portion of any outstanding options will terminate, except as provided below (in the case of a sale by the New Mountain Funds of their shares of our common stock) or unless otherwise provided in writing.

If the New Mountain Funds sell any of their shares of our common stock to a third party (including in the case of a total sale of their common stock to a third party), the form stock option agreement provides that any options held by an optionee may be exercised to the extent of the excess, if any, of:

•	the number of shares with respect to which the optionee is entitled to, or is being required to, participate in the sale; over

•	the number of shares previously issued to the optionee upon exercise of any options held by the optionee that have not been previously disposed of.

If the sale results in the New Mountain Funds ceasing to beneficially own any of our voting securities, the form stock option agreement provides that the unexercised portion of any outstanding options will not terminate and may be exercised to the extent that the optionee is entitled to, or is being required to, participate. Any remaining unexercised options will then terminate in accordance with the prior paragraph. If the sale is not consummated, any options held by the optionee will be exercisable thereafter only to the extent they would have been exercisable if notice of the sale had not been given.

The form of stock option agreement currently in use under the 2005 Stock Option Plan prohibits each optionee from:

•	disclosing or furnishing to any other person any confidential or proprietary information about us or any of our affiliates;

•

directly or indirectly soliciting for employment any of our employees or any employee of any of our affiliates at any time before the second anniversary of the optionee’s termination of employment; and

•	selling, transferring, assigning, exchanging, pledging, encumbering or otherwise disposing of any option.

The form of stock option agreement also provides that, at our discretion, we will be entitled to terminate the options, or any unexercised portion of the options, held by the optionee if any optionee:

•

engages in any prohibited disclosure (or breaches the holder’s obligations under any non-disclosure or non-use of confidential information provision contained in any employment agreement to which the optionee is a party), prohibited solicitation (or breaches any non-solicitation obligations under any employment agreement to which the optionee is a party) or prohibited transfer of the holder’s options;

•	owns, manages or is employed by any of our competitors or is a competitor of the company in an individual capacity; or

•	is convicted of a felony against us or our affiliates.

With respect to the treatment of outstanding options upon an optionee’s termination of employment or a change in control of us, the options held by our named executive officers are subject to additional or different terms than those summarized above. See “Management—Payments Upon Termination or Change in Control—Employment Agreements and Arrangements.”

Payments Upon Termination or Change in Control

The following table sets forth information concerning the payments that would be received by each named executive officer upon a termination of employment (including by reason of death or disability) or a change in control. The table assumes:

•	the termination and/or change in control took place on December 31, 2006; and

•

all options were cancelled in exchange for the right to receive, for each share subject to the option, the excess of $12.24 (the fair market value of our common stock on December 31, 2006) over the exercise price of the option.

Name	Benefit	Termination Without Cause or for Good Reason	Termination Upon Death or Disability	Termination for Cause	Termination Immediately Following a Change in Control Without Cause or for Good Reason	Change in Control
Kevin T. Parker	Severance Payment	$1,500,000	$1,050,000	$—	$1,500,000	$—
	Payment for Options
	—Vested Options	1,879,834	1,879,834	—	1,879,834	1,879,834
	—Unvested Options	5,639,503	1,879,834	—	5,639,503	5,639,503
	Continued Medical	18,081	18,081	—	18,081	—

	Total	$9,037,418	$4,827,749	$—	$9,037,418	$7,519,337

James C. Reagan	Severance Payment	$137,500	$—	$—	$652,500	$—
	Payment for Options
	—Vested Options	614,675	614,675	—	614,675	614,675
	—Unvested Options	—	—	—	1,844,025	1,844,025
	Continued Medical	12,054	—	—	18,081	—
	Excise Tax Gross Up	—	—	—	396,449	—

	Total	$764,229	$614,675	$—	$3,525,730	$2,458,700

Richard P. Lowrey	Severance Payment	$137,500	$—	$—	$652,000	$—
	Payment for Options
	—Vested Options	614,675	614,675	—	614,675	614,675
	—Unvested Options	—	—	—	1,844,025	—
	Continued Medical	12,054	—	—	18,081	—

	Total	$764,229	$614,675	$—	$3,128,781	$614,675

Carolyn J. Parent	Severance Payment	$137,500	$—	$—	$712,500	$—
	Payment for Options
	—Vested Options	—	—	—	—	—
	—Unvested Options	—	—	—	595,663	—
	Continued Medical	12,054	—	—	18,081	—

	Total	$149,554	$—	$—	$1,326,244	$—

Eric J. Brehm	Severance Payment	$125,000	$—	$—	$562,500	$—
	Payment for Options
	—Vested Options	395,400	395,400	—	395,400	395,400
	—Unvested Options	—	—	—	1,186,200	—
	Continued Medical	12,054	—	—	18,081	—

	Total	$532,454	$395,400	$—	$2,162,181	$395,400

In addition, Mr. Parker would be entitled to the payments set forth above in the column “Termination Without Cause or for Good Reason” if his employment were terminated by us upon expiration of his term of employment after giving notice that his term would not be extended.

Incentive and Benefit Plans

2007 Stock Incentive and Award Plan

Our board of directors adopted our 2007 Plan in April 2007, and our shareholders have approved it. Holders of stock options or other awards under the plan are subject to a shareholder’s agreement. See “Certain Relationships and Related Party Transactions—Shareholder’s Agreements”. The plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code and stock options which do not so qualify, stock appreciation rights, dividend equivalent rights, restricted stock and performance-based restricted stock, performance units and performance shares, cash incentive awards, phantom stock awards and share awards. Directors, officers, employees, including future employees who have received written offers of employment, and consultants and advisors of us and our subsidiaries (each an eligible individual) may receive grants under the plan. The plan is designed to comply with the requirements for “performance-based compensation” under Section 162(m) of the Code as currently in effect, and the conditions for exemptions from short-swing profit recovery rules under Rule 16b-3 under the Exchange Act.

The plan requires that a committee of at least two board members administer the plan. The committee may consist of the entire board, but from and after the effective date of this registration statement:

•

if the committee consists of less than the entire board, then with respect to any option or award granted to an eligible individual who is subject to Section 16 of the Exchange Act, the committee must consist of at least two directors, each of whom must be “non-employee directors” for purposes of Section 16 of the Exchange Act; and

•

if needed for any option or award to qualify as performance-based compensation following the period beginning with the effective date of this registration statement and ending on the earlier of the date of our annual meeting in 2011 and the expiration of the “reliance period” under Treasury Regulation Section 1.162-27(f)(2) (the “transition period”), the committee must consist of at least two directors, each of whom must be an outside director for purposes of Section 162(m) of the Code.

The compensation committee currently administers the plan and has appointed a subcommittee to satisfy the requirements of Section 16 of the Exchange Act and Section 162(m) of the Code described above. Generally, the committee (and if appropriate, the subcommittee) has the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and awards, including the vesting schedule and exercise price of options and awards.

The plan authorizes the initial issuance of 1,840,000 shares of our common stock. Until the termination of the plan, the number of shares available for issuance will be increased annually on January 1st of each year, commencing on January 1, 2008, in an amount equal to 3% of the total number of our shares of common stock issued and outstanding as of December 31st of the immediately preceding calendar year. Our board of directors has the discretion to reduce the amount of the annual increase in any particular year. Both the initial share reserve and/or the increased number of shares available for issuance under the plan are subject to adjustment in the event of any change in capitalization affecting our outstanding common stock. No more than 1,840,000 shares may be made the subject of incentive stock options under the plan. Following a transition period permitted under Section 162(m) of the Code, the number of shares that may be subject to options and stock appreciation rights granted to an eligible individual in any calendar year may not exceed 1,500,000 shares, and the number of shares that may be subject to performance shares or performance-based restricted stock granted to an eligible individual in any calendar year may not exceed 1,500,000 shares (with such limit to be applied separately to each type of award). The dollar amount of cash that may be the subject of performance units or cash incentive awards granted to an eligible individual in any calendar year may not exceed $1,500,000 and $2,000,000, respectively.

In the event of certain transactions involving our common stock, including a merger or consolidation, the plan and the options and awards issued under the plan will continue in effect in accordance with their respective terms, except that following these transactions either:

•	each outstanding option or award will be treated as provided for in the agreement entered into in connection with the transaction; or

•

if not so provided in the agreement, each optionee or grantee will be entitled to receive in respect of each share of common stock subject to any outstanding option or award, upon exercise of an option or payment or transfer in respect of any award, the same consideration that each holder of a share of common stock was entitled to receive in the transaction, provided, however, that unless otherwise determined by the committee, the consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the options and awards prior to the transaction. In addition, in the event of a change in ownership or effective control of us, the committee may provide, in an agreement evidencing the grant of an option or award or at any time thereafter, that options or awards may become vested and/or exercisable and may become free of restrictions, to the extent of all or any portion of the option or award.

The plan will automatically terminate on the day preceding the tenth anniversary of its approval by our board of directors, unless terminated sooner by our board. Generally, our board of directors may terminate, amend, modify or suspend the plan at any time, except that no such action may impair and adversely affect the rights under any award previously granted to a participant without the participant’s consent, and no material modification to performance goals and targets under the plan may be made without shareholder approval.

Employee Stock Purchase Plan

In connection with this offering, we have established our ESPP, which is designed to enable eligible employees to periodically purchase shares of our common stock at a discount from the fair market value of our common stock on the date of purchase. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Our board of directors adopted our ESPP in April 2007, and our shareholders have approved the plan. Participants in our ESPP are not subject to any shareholder’s agreement with respect to shares issued pursuant to the ESPP.

The maximum number of shares of our common stock that may be issued under our ESPP, subject to certain adjustments reflecting changes in our capitalization, is 750,000 shares. The ESPP is administered by our compensation committee. If our board of directors determines otherwise, however, the ESPP may be administered by the board itself or by those directors that are appointed to a committee by the board to administer the ESPP. All of our employees, other than officers, generally are eligible to participate in the ESPP if they are employed by us or by any participating subsidiary for more than twenty hours per week and for more than five months in any calendar year. Any employee who is a 5% shareholder or who would become a 5% shareholder as a result of his or her participation in the ESPP, however, will not be eligible to participate. In addition, no employee will have the right to purchase shares of our common stock under the ESPP if the employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 of the fair market value of our common stock for each calendar year as determined under Section 423 of the Code.

Other than the first offering period, our ESPP provides for consecutive six-month offering periods that commence on March 1st and September 1st of each year and end on August 31st and February 28th (or February 29th, in the case of a leap year) of each year, respectively. The first offering period will begin on the effective date of this offering and will end on February 29, 2008.

Our ESPP permits participants to purchase shares of our common stock through payroll deductions and personal contributions. Participants may elect to deduct either a percentage or a fixed dollar amount of their compensation (including fringe benefits, overtime and bonuses) for each pay period that ends during an offering period. The total amount that participants may deduct from their compensation or contribute from personal funds in any calendar year, however, cannot exceed their compensation for that year. The committee (or our board of directors) has the discretion to decrease the amount of any participant’s payroll deductions or personal contributions to the extent necessary to comply with the requirements of Section 423 of the Code.

Amounts deducted or contributed by participants are used to purchase shares of our common stock at the end of each offering period. The purchase price has been set at 90% of the fair market value of a share of common stock on the first day of an offering period or the date of purchase (i.e., the last day of the offering period), whichever is lower. Participants may generally end their participation in the ESPP at any time prior to the last five days of an offering period, and any accumulated payroll deductions and/or personal contributions will be refunded to withdrawing participants. Participation in our ESPP ends automatically upon a termination of employment for any reason.

In the event of a change in control transaction or a dissolution or liquidation of the company, the committee has the discretion, with respect to the offering period then in progress, to accelerate the purchase date to the last payroll date immediately preceding the change in control, dissolution or liquidation or to terminate the offering period immediately prior to the consummation of the change in control, dissolution or liquidation. In each case, any remaining balance in a participant’s account will be refunded to the participant. Our ESPP may be terminated by our board of directors at any time.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our shareholders for breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our shareholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of any law;

•	from authorizing illegal dividends or redemptions; and

•	from any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide that we will fully indemnify any person who was or is a party, or is threatened to be made a party, or is involved in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that the person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred or suffered by the person in connection with the action, suit or proceeding. Delaware law also provides that indemnification permitted under law is not to be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation’s bylaws, any agreement, a vote of shareholders or otherwise.

We are authorized to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions, regardless of whether Delaware law would permit indemnification. We have obtained liability insurance for our officers and directors.

At present, we are not the subject of any pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification or advancement of expenses will be required or permitted under our bylaws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with New Mountain Capital and the deLaski Shareholders

The New Mountain Funds

The New Mountain Funds became our principal shareholders in connection with our recapitalization. In the recapitalization, they invested an aggregate amount of $180 million in us through the purchase of:

•	$75 million in aggregate principal amount of our 8% subordinated debentures;

•	29,079,580 shares of our common stock representing approximately 75% of the equity and voting power of the company; and

•	our Series A preferred stock (which became our Class A common stock in our 2007 reincorporation).

Under our certificate of incorporation, holders of our Class A common stock are entitled to elect a majority of the members of the board of directors until the New Mountain Funds beneficially own less than one-third of the outstanding shares of our common stock. The director voting right of the holders of our Class A common stock is subject to reduction and elimination as the common stock ownership percentages of the New Mountain Funds declines, as described in more detail below.

As described in more detail below, three of our directors were nominated by New Mountain Partners and Allegheny New Mountain and are Managing Directors of New Mountain Capital.

deLaski Shareholders

We were founded in November 1983 by Kenneth E. deLaski and Donald deLaski to develop accounting solutions for government contractors. Prior to the recapitalization, Messrs. deLaski and certain of their family members (collectively, the deLaski shareholders) were our principal shareholders. In connection with the recapitalization, we repurchased a portion of the shares of common stock owned by the deLaski shareholders for cash. In addition, we also sold $25 million in aggregate principal amount of our 8% subordinated debentures due 2015 to Kenneth E. deLaski. As of September 1, 2007, the deLaski shareholders owned an aggregate of 8,291,375 shares of our common stock (approximately 21% of the issued and outstanding common stock). As described in more detail below, one of our directors was nominated by the deLaski shareholders.

Recapitalization

Recapitalization Agreement

We entered into the recapitalization agreement with the New Mountain Funds, the deLaski shareholders and certain management shareholders on December 23, 2004. The recapitalization closed on April 22, 2005. We used proceeds from the recapitalization and from borrowings under our credit agreements to repurchase from the deLaski shareholders and certain members of our management (and other employees) an amount of common stock resulting in these persons collectively owning an aggregate of approximately 25% of our equity and voting power (other than for the election of directors). In connection with the recapitalization, we reimbursed New Mountain Capital for certain expenses associated with the recapitalization. The total amount of these reimbursements was $77,125. In addition, we paid to the New Mountain Funds’ legal counsel fees incurred by them in connection with the recapitalization. The total amount of these fees was $1,075,000.

Pursuant to the recapitalization agreement, 70,533,180 shares of our common stock held by the deLaski shareholders were repurchased, including 47,728,920 shares held by Kenneth E. deLaski and 22,104,020 shares held by Donald deLaski directly or indirectly through trusts for the benefit of certain family members of Kenneth E. deLaski and Donald deLaski. We made payments in the amount of $172,338,542 and $79,812,713, respectively, for the repurchase of the shares held by Kenneth E. deLaski and his family members and by Donald

deLaski and his family members. In addition, we paid $2,528,411 to a trust for the benefit of Kathleen and Edward Grubb, sister and brother-in-law of Kenneth E. deLaski, and daughter and son-in-law of Donald deLaski, for the repurchase of shares held by them.

The proceeds were also used to make payments to holders under our SAR Plan for SARs that were vested as follows to executive officers at that time:

•	$415,687 to Lori L. Becker;

•	$1,622,217 to Eric J. Brehm;

•	$320,482 to Mary R. Burden;

•	$1,009,163 to Richard P. Lowrey; and

•	$538,876 to Susan H. O’Dea.

In addition, we accelerated the vesting of the remaining SARs and have made or are committed to make additional payments as follows:

•	$373,827 to Lori L. Becker;

•	$60,457 to Eric J. Brehm;

•	$129,712 to Mary R. Burden;

•	$753,907 to Richard P. Lowrey; and

•	$74,949 to Susan H. O’Dea.

Under the recapitalization agreement, the shareholders party to the agreement were also entitled to receive from us the amount of income taxes that we would otherwise have been required to pay if we did not take the deductions that resulted from our payments to the holders of our stock appreciation rights (the contingent payments). In October 2006 and March 2007, we paid Kenneth E. deLaski an aggregate amount of $11.8 million as contingent payments on behalf of all deLaski shareholders.

The shareholders party to the recapitalization agreement agreed to indemnify the New Mountain Funds and their affiliates against all losses arising out of, among other things, breaches of representations and warranties and breaches of covenants and agreements by the shareholders or us. In connection with the recapitalization, the parties to the recapitalization agreement entered into an escrow agreement, dated April 22, 2005, under which $40 million was placed into escrow as partial security for any indemnification claims arising under the recapitalization agreement. No claims were made against the escrow account, and in 2006 all amounts in escrow were released to be paid to the shareholders.

Shareholder’s Agreements

The following shareholders are required to execute a shareholder’s agreement with respect to the shares of our common stock held by them:

•	shareholders that have purchased shares from us prior to the offering, including shareholders who were or are our directors, officers or employees;

•	shareholders that acquire shares pursuant to our 2005 Stock Option Plan; and

•	shareholders that acquire shares pursuant to our 2007 Plan.

We refer to these agreements collectively as the shareholder’s agreement. Shares of our common stock acquired pursuant to our ESPP and shares of our common stock acquired in this offering are not subject to a shareholder’s agreement.

On April 22, 2005, we entered into a shareholder’s agreement with those employees who continued as shareholders after the recapitalization, the deLaski shareholders, The Onae Trust and the New Mountain Funds, and prior to the completion of the offering we intend to amend certain provisions of the shareholder’s agreement. Our directors, executive officers and other employees who have purchased our shares after the recapitalization also became parties to the shareholder’s agreement through the execution of joinder agreements to the shareholder’s agreement or the execution of individual director shareholder agreements. The joinder agreement entered into by Kevin T. Parker in connection with his purchase of shares of our common stock, however, provides for certain rights and obligations not shared by other shareholders that are party to the shareholder’s agreement, as described in more detail below.

In addition, each holder of options under our 2005 Stock Option Plan and 2007 Plan is also required to execute an optionee shareholder’s agreement (or any other shareholder’s agreement in use by us from time to time), among other conditions, prior to being deemed the holder of, or having any rights with respect to, any shares of our common stock. As described below, certain provisions of our shareholder’s agreement applicable to shares purchased from us prior to the offering and shares acquired upon exercise of options granted under our 2005 Stock Option Plan will not apply to shares acquired pursuant to options or other awards granted under our 2007 Plan and shares acquired pursuant to our ESPP.

Under the shareholder’s agreement (other than the shareholder’s agreement applicable to shares acquired pursuant to the exercise of options granted under our 2007 Plan), each shareholder party to the agreement may participate proportionately in any private sale or public offering of common stock by the New Mountain Funds of their shares of our common stock. Each shareholder may sell in the private sale or public offering the same percentage of the shareholder’s shares of our common stock as the New Mountain Funds sell in the private sale or public offering, determined based on the aggregate number of shares of common stock owned and the aggregate number of shares of common stock being sold by the New Mountain Funds (assuming conversion, exchange or exercise of all convertible securities held by the New Mountain Funds and the shareholders, including vested and unvested options). If the number of shares of which a shareholder is entitled to sell exceeds the number of shares of common stock held by the shareholder, any options held by the shareholder (including unvested options) may be exercised to the extent of the excess. A shareholder may choose any combination of shares and options (if vested) in determining the securities the shareholder will sell in the public or private offering. Any unvested options may only be exercised to the extent there is an amount of securities that such shareholder may sell that has not been covered by shares or vested options. In lieu of permitting the shareholder to exercise any vested or unvested options to enable a shareholder to participate in the public offering of shares owned by the New Mountain Funds, we may, at our option, cause the options and the shares underlying the options to be registered, thereby permitting the shareholder to sell these shares at a later date.

The shareholder’s agreement, as amended, also will provide that, following the completion of this offering, if a shareholder party to the shareholder’s agreement is a “covered person” and if the New Mountain Funds propose to sell all or any portion of their shares of common stock in a bona fide arm’s-length transaction (by merger or otherwise) or if we propose to sell or otherwise transfer for value all or substantially all of our stock, assets or business:

•

the New Mountain Funds, at their option, may require in the case of a sale of stock by them, that each covered person (as defined in the shareholder’s agreement) sell their shares proportionate to the New Mountain Funds and waive any appraisal rights in connection with the sale transaction; and

•

if shareholder approval of the transaction is required and our shareholders are entitled to vote on the transaction, each covered person is required to vote all of its shares in favor of the transaction.

For purposes of the shareholder’s agreement, “covered person” will include:

•	each of our current or former executive officers;

•	any other current or former officer who is or was employed by us at the Senior Vice President level or higher; or

•	any other shareholder who beneficially owns at least 100,000 shares of our common stock (including shares owned by any permitted transferee under the shareholder’s agreement).

The sale of shares of our common stock by the covered persons upon exercise by the New Mountain Funds of these rights will be for the same per share consideration and on substantially the same terms and conditions as the sale of shares owned by the New Mountain Funds. The consideration may be adjusted, as needed, if the covered persons and the New Mountain Funds are selling different types of capital stock, except that there will be no adjustment in the consideration per share if the New Mountain Funds are also selling their shares of Class A common stock. If the consideration consists of securities and the sale would require either a registration statement under the Securities Act or the preparation of a disclosure statement pursuant to Regulation D under the Securities Act (or similar provision under state securities laws) and the registration statement or disclosure statement is not otherwise being prepared, then, at the option of the New Mountain Funds, the covered persons may receive, in lieu of securities, the fair market value of the securities in cash.

The shareholder’s agreement (other than those agreements entered into by our directors or by shareholders that have acquired shares through the exercise of options granted under our 2007 Plan) provides that, upon termination of an employee shareholder’s employment (other than Mr. Parker’s employment, whose rights under his joinder agreement are described below), we have the right to purchase for a period of six months all or any portion of the shares of common stock of the company held by the employee or acquired by the employee after the date of termination upon the exercise of any stock options held by the employee. If the employee is terminated by us for cause, the purchase price per share of the employee’s common stock will be equal to the lesser of 90% of the shareholder’s cost of their shares of common stock and the fair market value of the shareholder’s common stock. If an employee is terminated by us for any reason other than cause or if the employee’s employment with us terminates by reason of death, permanent disability or adjudicated incompetency, the purchase price per share of the employee’s common stock will be equal to the fair market value of the shareholder’s common stock. The fair market value of any shares repurchased by us will equal the average of the daily closing prices of our common stock on the 20 consecutive trading days immediately prior to the employee’s termination or, if the shares are not publicly listed or traded, will be determined by our board of directors in good faith.

The shareholder’s agreement, moreover, prohibits shareholders party to the agreement (other than those agreements entered into by our directors or by shareholders that have acquired shares through the exercise of options granted under our 2007 Plan) from engaging in certain prohibited activities. Under the agreement, these shareholders may not:

•

disclose or furnish to any other person confidential or proprietary information, defined as any non-public information acquired in the course of the shareholder’s employment with us, if applicable, that is reasonably likely to have competitive value to us, any of our affiliates or any competitor, excluding information that has become public other than as a result of breach by the shareholder of the shareholder’s agreement; or

•	directly or indirectly solicit for employment any of our employees or employees of any of our affiliates (in the case of employee shareholders only).

In addition, shareholders that hold shares of our common stock immediately prior to this offering and shareholders that hold shares of our common stock acquired pursuant to the exercise of options acquired under our 2005 Stock Option Plan are prohibited from selling, transferring, assigning or otherwise disposing of the shares of our common stock held by them, except for certain permitted transfers to family members and entities related to the shareholder or family member.

We have the right to purchase all or any portion of the shares of our common stock then held by a shareholder who is party to the shareholder’s agreement if:

•	a shareholder engages in any of the prohibited activities described above (if applicable);

•

an employee shareholder at any time prior to the second anniversary of the employee’s termination, owns, manages or is employed by any of our competitors or is a competitor of the company in an individual capacity or engages in any other competitive activity (including breaching any non-competition obligations under any non-competition agreement or employee agreement to which the shareholder is a party); or

•	a shareholder is convicted of a felony against us or any of our affiliates.

If we exercise this right, the purchase price per share of the shareholder’s common stock will be equal to the lesser of 90% of the shareholder’s cost of their shares of common stock and the fair market value of the shareholder’s common stock.

Under the shareholder’s agreement, from and after the date the New Mountain Funds and any assignee of the New Mountain Funds ceases to beneficially own shares of our common stock representing at least 15% of the total number of votes that may be cast in the general election of directors of the company:

•

all other provisions of the agreement regarding the rights and restrictions on our common stock terminate, including the repurchase provisions upon termination of employment or in the event of certain prohibited activities (applicable to all shareholders party to the agreement other than director shareholders);

•

any shares of common stock owned by current shareholders or holders of shares acquired upon exercise of options granted under our 2005 Stock Option Plan may be sold, transferred or assigned free of the restrictions contained in the agreement applicable to them; and

•

the shareholders party to the agreement will not be entitled to any of the rights contained in the shareholder’s agreement, except for those rights of current shareholders or holders of shares acquired upon exercise of options granted under our 2005 Stock Option Plan relating to their participation in private sales and public offerings by the New Mountain Funds.

Kevin T. Parker Joinder Agreement to Shareholder’s Agreement

Each executive officer who has purchased shares of our common stock entered into joinder agreements to the shareholder’s agreement dated as of the date of purchase of the shares. With the exception of Mr. Parker, each executive officer has the same rights and obligations as all other employees under the shareholder’s agreement.

Under Mr. Parker’s joinder agreement, if Mr. Parker’s employment is terminated, the period in which we are able to purchase shares of common stock owned by him is limited to two months after his termination (as opposed to six months for all other employees). In addition, in determining the purchase price for the shares of common stock owned by Mr. Parker, the fair market value of the shares of common stock owned by him will equal the average of the daily closing prices of our common stock on the 20 consecutive trading days immediately prior to his termination or, if the shares are not publicly listed or traded, will be determined by the mutual agreement of us and Mr. Parker or, in the absence of mutual agreement, by an investment banker or other third party valuation firm (or, in the absence of mutual agreement, by the American Arbitration Association). Under Mr. Parker’s employment agreement, when our common stock becomes publicly traded, we are required to maintain an effective registration statement covering the resale of shares purchased by Mr. Parker or ensure that we satisfy the requirements of Rule 144 of the Securities Act so that Rule 144 is available for Mr. Parker to sell his shares. Mr. Parker, however, will remain subject to the contractual and legal restrictions on resale applicable to him under the shareholder’s agreement. On May 24, 2007, Mr. Parker waived his right to require the company to maintain an effective registration statement, as described above, for a 180-day period after the date of this prospectus, subject to extension for an additional 18 days upon the occurrence of certain events. See “Shares of Common Stock Eligible for Future Sale—Lock-up Agreements.”

As in the shareholder’s agreement applicable to other shareholders who are parties to the shareholder’s agreement, Mr. Parker is prohibited from engaging in certain activities. His joinder agreement, however, alters the prohibition against disclosing or furnishing to any other person confidential or proprietary information otherwise applicable under the shareholder’s agreement by extending the prohibition only to non-public information acquired during Mr. Parker’s employment with us that has or is reasonably likely to have a material competitive value on us, any of our affiliates or any competitor, excluding information that has become public other than as a result of breach by Mr. Parker of his employment agreement. In addition, under Mr. Parker’s employment agreement, the prohibition contained in his employment agreement against engaging in any competitive activity also applies to his joinder agreement and, thus, limits the types of competitive activities that would trigger our right to purchase all or any portion of the shares of common stock held by Mr. Parker under the shareholder’s agreement. Specifically, for purposes of determining whether Mr. Parker is engaging in a competitive activity that would trigger our right to repurchase his shares, the joinder agreement:

•

limits our market area to the United States and any country or territory other than the United States which accounted for at least 2.5% of our software license revenue during the 12 months immediately prior to Mr. Parker’s termination (rather than each country or territory in which we market or have plans to market any of our services and products which is otherwise applicable to all other shareholders);

•

limits the definition of a company product to only those project-focused business management and/or sales management software and/or other products that we are developing, implementing, marketing and/or selling (instead of also including any products that we have plans to develop, implement, market and/or sell as is the case for all other shareholders);

•

limits the definition of a competing product to those products that directly compete with any of our products and limits the definition of competitor to any person that is directly engaging in a competing business in our market area (rather than including products or competitors that indirectly compete with us);

•

provides that ownership of 5% or less (instead of 2% or less for all other shareholders) of the outstanding securities of any issuer will not be considered a competing activity so long as Mr. Parker does not have or exercise any rights to manage the business of the issuer; and

•	provides that being employed by a licensee of any of our products and providing competing services to the licensee, standing alone, will not be considered a competing product.

Management Rights Letters

On April 22, 2005, we entered into management rights letters with New Mountain Partners and Allegheny New Mountain pursuant to which they are entitled to routinely consult with, and advise, management regarding our operations and have the right to inspect our books and records. We are also required to deliver financial statements to New Mountain Partners and Allegheny New Mountain within 45 days after the end of each of the first three quarters of each year and 120 days after the end of each year. Each management rights letter terminates on the date New Mountain Partners or Allegheny New Mountain, as applicable, no longer holds any of our securities. Certain rights granted in the management rights letters are also granted under the investor rights agreement (described below), such as the right of New Mountain Partners and Allegheny New Mountain to elect members of our board of directors. These rights terminate in accordance with the terms of the investor rights agreement, instead of on the date New Mountain Partners or Allegheny New Mountain no longer holds any of our securities.

Investor Rights Agreement

On April 22, 2005, we entered into an investor rights agreement with the New Mountain Funds and certain other persons, including the deLaski shareholders, and on August 10, 2007 we amended the investor rights agreement. The investor rights agreement contains a voting agreement that provides, among other things, that New Mountain Partners, Allegheny New Mountain and the deLaski shareholders will be entitled to designate a certain number of members of the board of directors and that we are required to take all necessary and desirable action to ensure that the designated individuals are elected as members of our board of directors. Further, at each shareholder meeting at which directors are to be elected, the New Mountain Funds, and any assignee of the New Mountain Funds, and the deLaski shareholders are required to take all necessary and desirable action to effect the terms of the voting agreement, including with respect to the election of directors.

Three of our current directors, Messrs. Ajouz, Klinsky and Singh, were appointed by New Mountain Partners and Allegheny New Mountain and one of our current directors, Ms. deLaski, was appointed by the deLaski shareholders pursuant to the investor rights agreement. The rights granted in the investor rights agreement to New Mountain Partners, Allegheny New Mountain and the deLaski shareholders to appoint directors is subject to reduction and elimination as the stock ownership percentages of the New Mountain Funds or the deLaski shareholders, as applicable, decline. So long as New Mountain Partners owns a majority of the outstanding shares of our Class A common stock and beneficially owns one-third or more of the outstanding shares of our common stock, it has the right to designate at a least a majority of our board of directors; provided that:

•

if the New Mountain Funds (including any transferee of the New Mountain Funds) beneficially own less than one-third, but at least 15% of the outstanding shares of our common stock, New Mountain Partners will be entitled to elect three of the members of our board of directors;

•

if the New Mountain Funds (including any transferee of the New Mountain Funds) beneficially own less than 15% but at least 5% of the outstanding shares of our common stock, New Mountain Partners will be entitled to elect two of the members of our board of directors; and

•

if the New Mountain Funds (including any transferee of the New Mountain Funds) beneficially own less than 5% of the outstanding shares of our common stock, then so long as the New Mountain Funds beneficially own any shares of our common stock, New Mountain Partners will be entitled to elect at least one member of our board of directors.

Notwithstanding the foregoing, as long as New Mountain Partners has the right to designate more than one director, and Allegheny New Mountain owns any shares of our Class A common stock, Allegheny New Mountain has the right to designate one director to our board of directors in lieu of the director being designated by New Mountain Partners.

In addition, so long as the deLaski shareholders beneficially own at least 15% of our outstanding common stock, they have the right to designate two members of our board of directors. If the deLaski Shareholders beneficially own less than 15% but at least 5% of our outstanding common stock, they have the right to designate one member to our board of directors. Any members designated by the deLaski Shareholders must be reasonably acceptable to the New Mountain Funds.

If any member of our board of directors designated by New Mountain Partners, Allegheny New Mountain or the deLaski shareholders ceases to serve as a director for any reason, the resulting vacancy will be filled by the person or entity entitled to designate the director (provided that the person or entity still has the right to designate a director as described above). In addition, the New Mountain Funds and the deLaski shareholders will not vote in favor of the removal of any designated director unless the person or entity having the right to designate the director to our board of directors recommends his or her removal. In such case, the New Mountain Funds and the deLaski shareholders are required to vote in favor of the director’s removal.

The voting agreement with respect to the election of directors and vacancies and removals of directors requires that our articles of incorporation and bylaws provide for indemnification of, advancement of expenses to and limitation of personal liability to the directors of our board of directors. Under this agreement, we are not permitted to amend, repeal or modify in a manner adverse to our directors any provision of our articles of incorporation until at least six years following the date that New Mountain Partners, Allegheny New Mountain and the deLaski shareholders are no longer entitled to designate directors to our board of directors.

Under the investor rights agreement, the prior written consent of the New Mountain Funds is required upon the occurrence of certain events. We cannot, without the prior written consent of the New Mountain Funds, take certain actions including, among other things, actions to:

•	consolidate or merge with any other person, sell or transfer all or substantially all of our assets to another person or enter into any other similar business combination transaction;

•

enter into any transaction with any shareholder holding more than 1% of our outstanding common stock, director, officer or employee unless the transaction is determined by a majority of our board of directors to be fair and reasonable and is approved by a majority of disinterested directors;

•	change significantly the scope or nature of our business;

•

incur indebtedness of more than $10 million (other than indebtedness incurred under our current credit agreement as in effect on April 22, 2005 or under any amendment to, or refinancing of, our credit agreement provided that the prior consent of the New Mountain Funds to any amendment or refinancing is obtained);

•	sell, lease, transfer or otherwise dispose of any asset or group of assets with a book value or fair market value of $10 million or more;

•	purchase, acquire or obtain any capital shares or other proprietary interest in any entity or related entity;

•	purchase, acquire or obtain any business or assets of another person having a value in excess of $5 million;

•	pay or declare a dividend or distribution on any shares of our capital stock (other than dividends on our common stock payable in additional shares of common stock);

•

issue, sell, offer for sale or solicit offers to buy any shares of our common stock or any convertible or non-convertible securities other than granting of options under our stock option plan, which grants have been approved by our board of directors (or a board committee) inclusive of at least one director appointed by the New Mountain Funds or pursuant to a stock dividend or upon any stock split or other subdivision or combination of shares of our capital stock;

•	increase the number of directors of our board of directors to more than eight directors;

•	amend, repeal or change any provision of our articles of incorporation or bylaws in any manner adverse to the New Mountain Funds or any assignee of the New Mountain Funds;

•	become a party to any agreement which restricts our ability to perform the investor rights agreement or the shareholder’s agreement;

•	change our independent auditors (other than to a “Big 4” accounting firm);

•

grant any severance or termination pay to any of our executive officers except payments made pursuant to pre-existing written agreements, in the ordinary course of business consistent with past practice or as determined by counsel to be required by law;

•	enter into, amend or modify any contract that would purport to apply to the New Mountain Funds;

•	remove, replace or establish the level of compensation payable to any of our executive officers, except in the ordinary course of business consistent with past practice; and

•	agree or otherwise commit to do any of the foregoing (unless the commitment is conditioned on obtaining the approval of the New Mountain Funds).

The prior written consent of the deLaski shareholders is required to amend, repeal or change any provision of the advisory agreement, described below, and to enter into any transaction with any shareholder holding more than 1% of our common stock, any director, officer or employee of the company, or any affiliate of the foregoing unless the transaction is determined to be fair and reasonable and is either approved by a majority of the disinterested members of the Board or is on terms at least as favorable to us as the terms that would be available from an independent third party on an arm’s length basis.

The approval rights of the New Mountain Funds under the investor rights agreement terminate when the New Mountain Funds and any assignee of the New Mountain Funds beneficially owns less than 15% of the shares of our outstanding common stock, or approximately                  shares of our common stock after giving effect to this offering, and the deLaski approval rights terminate at the time the number of shares beneficially owned by the deLaski shareholders constitutes less than 52.8% of the number of shares of common stock owned by them on April 22, 2005 or approximately 4,348,513 shares of our common stock.

The investor rights agreement provides certain registration rights which, among other things:

•

allow the New Mountain Funds and any assignee of the New Mountain Funds to require that we effect the registration under the Securities Act of all or a part of the shares of our common stock held by them up to four times;

•

allow the New Mountain Funds and any assignee of the New Mountain Funds the right to include certain shares of our common stock held by them in any registration statement filed by us with respect to any offering of our equity securities; and

•

restrict our ability to grant a holder or prospective holder of our securities demand or incidental registration rights, unless the rights are subordinate to the rights granted to the New Mountain Funds and any assignee of the New Mountain Funds.

The investor rights agreement contains indemnification provisions in favor of the shareholders that are party to the agreement and each control person of the shareholders against any losses arising out of the registration of our securities. We will reimburse these persons for any reasonable legal or other fees or expenses incurred in connection with investigating or defending any loss. We will not be liable to any of these persons if the loss arises out of or is based upon an untrue statement or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to us by or on behalf of the person.

Advisory Agreement

On April 22, 2005, we entered into an advisory agreement with New Mountain Capital, pursuant to which New Mountain Capital was engaged to provide management, financial and investment banking services to us on a non-exclusive basis. New Mountain Capital receives $500,000 annually as an advisory fee for these ongoing services (payable quarterly in advance) and, separately, is entitled to receive a transaction fee, on a transaction by transaction basis, equal to 2% of the transaction value of each significant transaction directly or indirectly involving us or any of our controlled affiliates, including acquisitions, dispositions, mergers or other similar transactions, debt, equity or other financing transactions, public or private offerings of our securities and joint ventures, partnerships and minority investments. Transaction fees are payable upon the consummation of a significant transaction. No fee is payable for a transaction with a value of less than $25 million. In 2005, we paid $458,333 in advisory fees to New Mountain Capital (including $333,000 related to fees incurred in 2005) and $3.6 million in transaction fees to New Mountain Capital in connection with our recapitalization. In 2006, we paid $375,000 in advisory fees and $2,000,000 in transaction fees to New Mountain Capital in connection with our debt refinancing. In January 2007, we also paid $125,000 in advisory fees for services rendered in 2006, and in the first six months of 2007, the Company incurred $250,000 in advisory fees. Assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), we will also pay $             in transaction fees to New Mountain Capital in connection with this offering. This amount represents 2% of the gross proceeds to us in this offering, without taking into account underwriters’ fees and expenses and our expenses. New Mountain Capital has agreed to waive its advisory fee for the third quarter of 2007 and for subsequent quarters upon completion of this offering.

Under the advisory agreement, we are required to pay directly or reimburse New Mountain Capital for its out-of-pocket expenses incurred in connection with the services provided under the agreement. We paid approximately $77,125 in 2005 and $3,840 in 2006 in total expense reimbursements arising under the advisory agreement to New Mountain Capital and estimate reimbursing New Mountain Capital approximately $             for expenses in connection with this offering. In addition, we have agreed to indemnify New Mountain Capital, its affiliates and its respective partners, officers, directors, employees, agents and representatives from and against all losses arising out of, or in connection with, the services contemplated by the advisory agreement.

The advisory agreement terminates when, among other things, the New Mountain Funds cease to beneficially own at least 15% of our outstanding common stock or a change of control occurs, which will generally occur:

•	upon the consolidation, merger or other business combination of us into another person;

•	upon the sale, lease, transfer or other disposition of all or substantially all of our assets;

•

upon any transaction or series of related transactions in which the holders of our voting capital immediately prior to the transaction do not continue to hold more than 40% of the combined voting power of the voting securities of the surviving entity having the power to vote with respect to the election of directors; or

•

when the directors who were members of our board of directors at the close of business on April 22, 2005 (or any new director who has been approved by a vote of at least a majority of those directors) cease to constitute a majority of the members of our board of directors.

Non-Competition Agreements

In connection with the recapitalization, Kenneth E. deLaski and Donald deLaski entered into separate non-competition agreements on April 22, 2005. Until April 22, 2010, Messrs. deLaski cannot engage in any competitive activity, solicit any of our employees who were employed by us within 12 months prior to the solicitation or solicit any of our customers who were customers within 12 months prior to the solicitation.

Shareholder Releases

On April 22, 2005, in connection with the recapitalization, shareholders who were parties to the recapitalization agreement released us, our subsidiaries and affiliates, our former and present officers, directors, employees, agents and any of their representatives from any claims which the shareholders had in their capacity as a shareholder, optionee or holder of stock appreciation rights, except for any future claims in connection with the recapitalization and certain related transactions, claims related to occurrences after the date of the recapitalization agreement and certain other specified claims.

Management Sale

Concurrent with the recapitalization, Eric J. Brehm entered into a stock purchase agreement, dated April 22, 2005 pursuant to which he purchased 65,920 shares of our common stock for a per share purchase price of $3.61, the per share purchase price which the New Mountain Funds paid for its shares of our common stock. Mr. Brehm is a party to the shareholder’s agreement.

Other Related Party Transactions

Stock Purchases by Executive Officers and Directors

In connection with their employment or service with us, certain of our executive officers and non-employee directors not affiliated with New Mountain Capital purchased shares of our common stock. The information contained in the chart below reflects our share price adjustment for shares purchased by Mr. Schwiesow on June 16, 2006 and by Ms. deLaski, Mr. Kampf and Ms. Perna on June 2, 2006. In June 2006, Ms. deLaski, Ms. Perna and Messrs. Schwiesow and Kampf purchased shares of our common stock at a purchase price of $7.22 per share. At the time of each individual’s respective purchase, our board of directors concluded that the fair value of a share of our common stock was $7.22. In November 2006, our board of directors subsequently concluded that the fair value of a share of our common stock at the time of these purchases was $9.00 per share. As a result of this valuation difference, Ms. deLaski, Ms. Perna and Messrs. Schwiesow and Kampf acquired shares of our common stock in excess of the shares each individual would have acquired had a price of $9.00 per share been used. Accordingly, on December 27, 2006, we entered into agreements with each individual pursuant to which the excess shares acquired by them as a result of the valuation difference were returned to us for no consideration.

Name	Date	No. of Shares & Purchase Price
		$3.61	$9.00 (as adjusted)	$12.24	$16.05
Executive Officers
William D. Clark	12/15/05	27,700	—	—	—
Kevin T. Parker	12/29/05	138,500	—	—	—
James C. Reagan	12/15/05	84,000	—	—	—
David R. Schwiesow	6/16/06	—	11,110	—	—
Holly C. Kortright	1/15/07	—	—	3,000	—
Richard P. Lowrey	7/19/07	—	—	—	3,115

Non-Employee Directors
Nanci E. Caldwell	12/1/05	41,550	—	—	—
Kathleen deLaski	6/2/06	—	55,555	—	—
Joseph M. Kampf	6/2/06	—	27,778	—	—
Albert A. Notini	12/1/05	34,620	—	—	—
Janet R. Perna	6/2/06	—	11,110	—	—

Option Grants to Executive Officers and Directors

At various times during 2006, in connection with the commencement of their employment or service with us, we granted options to purchase shares of our common stock to certain of our executive officers and directors not affiliated with New Mountain Capital. These options were granted with a per share exercise price of $7.22 or $10.19, which our board of directors believed to be the fair values of a share of our common stock at the time of these grants. Subsequent to these grants, our board of directors determined that these options had been granted at below fair value on the dates of grant. Effective as of December 4, 2006, and with the consent of the affected optionees, we adjusted the per share exercise price of the options to $7.91, $9.00 or $11.48, depending on the date on which the options had been granted. To compensate the affected optionees for the loss in value, we granted each of these individuals additional options having a per share exercise price equal to the fair value of a share of common stock on December 4, 2006, or $11.48. The following chart sets forth the initial option grants, the initial and adjusted exercise price and additional option grants:

Name	Grant Date	No. of Shares Underlying Initial Option	Initial Exercise Price	Adjusted Exercise Price	No. of Shares Underlying Additional Option Grants ($11.48/share)
Executive Officers
Richard M. Lowenstein	10/23/06	135,000	$10.19	$11.48	27,339
Carolyn J. Parent	3/9/06	135,000	$7.22	$7.91	14,623
David R. Schwiesow	4/26/06	125,000	$7.22	$9.00	34,929

Non-Employee Directors
Kathleen deLaski	6/2/06	37,700	$7.22	$9.00	10,535
Joseph M. Kampf	6/2/06	37,700	$7.22	$9.00	10,535
Janet R. Perna	6/2/06	37,700	$7.22	$9.00	10,535

Effective February 21, 2007, Ms. Caldwell and Mr. Notini each received a stock option grant to purchase 20,000 shares of our common stock at a per share exercise price of $13.10 to align their equity interests with those of the other non-employee directors. In addition, under our new director compensation program, each of the non-employee directors not affiliated with New Mountain Capital was granted options to purchase 7,500 shares of our common stock at a per share exercise price of $13.10. Further, on March 15, 2007, we granted options to purchase shares of our common stock to our named executive officers. These options were granted with a per share exercise price of $13.10.

Director Loan to Joseph M. Kampf

On June 2, 2006, Joseph Kampf purchased 34,626 shares of our common stock for an aggregate purchase price of $249,999. We accepted a promissory note from Mr. Kampf in this amount with a stated maturity of June 30, 2006, pursuant to which he promised to pay the principal amount plus simple interest at a rate of 4.93% per year. On June 27, 2006, Mr. Kampf paid us $250,868, representing all amounts owed under the note (including $868 in accrued interest). The shares purchased by Mr. Kampf in June 2006 were determined by our board of directors to have been made at a per share price below the fair value of a share of our common stock at the time of purchase. In December 2006, Mr. Kampf returned 6,849 shares to us in light of the valuation difference.

Subordinated Debentures

The proceeds from the issuance of the 8% subordinated debentures were used to repurchase common stock from other shareholders in the recapitalization, to make payments to holders of stock appreciation rights under the company’s SAR Plan and to pay for the costs of the recapitalization. The costs associated with issuing the 8% subordinated debentures were $2.4 million. In April 2006, using proceeds received from a $100 million borrowing under our credit facility, we repaid the outstanding principal amount of the debentures that were originally due in 2015 held by Kenneth E. deLaski ($25 million) and the New Mountain Funds ($75 million) in full, plus all accrued and unpaid interest in the amount of $8.1 million on the debentures.

Consulting Services

In 2005, we paid $20,000 to Nanci Caldwell, a non-employee member of the company’s board of directors, for consulting services.

Policies and Procedures for Review and Approval of Related Person Transactions

Our board of directors has adopted a written related person transaction policy to be effective as of the consummation of this offering for the review, approval or ratification of related person transactions in accordance with applicable rules and regulations of the Securities and Exchange Commission and The Nasdaq Global Market. Under this policy, related person transactions, which are defined for purposes of the policy as any transaction in which we are a participant and any of our directors, nominees for director, executive officers, employees, stockholders holding more than five percent of our common stock or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, must be reviewed and approved or ratified.

The policy provides that management must bring to the audit committee for review and approval each proposed related person transaction in which the amount involved exceeds $25,000 (other than related person transactions involving compensation matters or employees who are not executive officers). After appropriate review, the audit committee will approve a related person transaction if it is in the best interests of us and our stockholders. Management must also bring to the audit committee for its review and approval any proposed material modification to any previously approved related person transaction. If it is not practical for the Audit Committee to review in advance a particular related person transaction or material modification, management must bring to the audit committee for its ratification the related person transaction or modification and make those changes as the audit committee may require. Related person transactions with employees that are not executive officers and related person transactions with other related persons in which the amount involved is less than $25,000 are required to be approved by our general counsel or his designee.

All related person transactions involving compensation matters relating to a director, nominee for director or executive officer shall be approved by the compensation committee and, as necessary, any independent subcommittee of the compensation committee.

Loans or advances to employees are generally prohibited under the policy and must be approved by the chief executive officer and otherwise be made in accordance with the policy and applicable laws or regulations, including those of the Securities and Exchange Commission and The Nasdaq Global Market. In addition, we are prohibited from hiring as employees any immediate family member of our directors or executive officers.

Under the policy, no further approvals are required for any of our obligations arising under existing agreements at the time of this offering. In addition, related person transactions with New Mountain Capital or its affiliates, the deLaski shareholders or any of our directors or executive officers resulting from the agreements entered into in connection with our recapitalization (including, without limitation, by virtue of the joinder of a related person to, or execution by a related person of, these agreements subsequent to the recapitalization) are not considered related person transactions requiring review and approval.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 1, 2007 by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers named in the Summary Compensation Table;

•	each of our shareholders selling shares in this offering;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days of September 1, 2007 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of beneficial ownership is based on 39,450,217 shares of common stock outstanding as of September 1 and              shares of common stock to be outstanding after this offering, after giving effect to the issuance of              shares of our common stock upon the exercise of options prior to the closing of this offering and including the              shares that are being offered for sale by us in this offering.

In accordance with notices that we received from the selling shareholders included in this prospectus,              shares of common stock (including              shares to be issued upon the exercise of options prior to the closing of this offering) will be offered by these selling shareholders in this offering, including the New Mountain Funds.

As disclosed in the table below, the shares of common stock offered by the selling shareholders named in this prospectus were issued or will be issued in one or more of the following transactions:

•	our going private transaction in May 2002;

•	our recapitalization transaction with New Mountain Capital and its affiliates in April 2005 (See “Certain Relationships and Related Party Transactions”);

•	our acquisitions of Wind2 in October 2005, Welcom in October 2006, C/S Solutions in July 2006 and AIM in April 2007;

•	upon exercise of options under our 2005 Stock Option Plan; or

•	pursuant to other compensatory arrangements with our employees, directors or executive officers, including stock sales.

Unless otherwise indicated to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed shareholder is c/o Deltek, Inc., 13880 Dulles Corner Lane, Herndon, Virginia 20171.

Each of our shareholders and optionees is a party to shareholder’s agreement with us. Pursuant to these shareholder’s agreements, if, among other things, the New Mountain Funds propose to sell all or any portion of their shares of our common stock in a transaction and if shareholder approval is required for the transaction, directors, executive officers, other employees at the senior vice president level or higher and beneficial owners of more than 100,000 shares of our common stock, are required to vote their shares of our common stock in favor of the transaction. There is also an investor rights agreement among certain shareholders listed below requiring them to vote for director nominees by the New Mountain Funds and by the deLaski family under various circumstances. Accordingly, these persons may be deemed to be members of a group, and the New Mountain Funds would be deemed to beneficially own all of the shares of common stock beneficially held by these persons for purposes of Section 13 of the Exchange Act, or              shares of common stock or             % of the common stock outstanding prior to this offering. The table below represents the number of shares owned by each shareholder included in the table (but without taking into account that certain shareholders may be part of a group under the shareholder’s agreement) to provide investors information concerning the economic ownership of each shareholder.

For a description of the shareholder’s and investor rights agreements and any other material relationship the selling shareholders have or have had with us, our predecessors or our affiliates or with New Mountain Capital, see “Certain Relationships and Related Party Transactions—Recapitalization—Shareholder’s Agreement and Director Shareholder’s Agreement,” “—Investor Rights Agreement” and “—Advisory Agreement.”

	Shares Beneficially Owned Prior to this Offering			Number of Shares Being Offered	Shares Beneficially Owned After this Offering without Exercise of Option Granted to the Underwriters(1)		Number of Shares Being Offered Pursuant to an Option Granted to the Underwriters
Beneficial Owner	Number		Percentage		Number	Percentage
New Mountain Partners II, L.P.(3)(6)(7)	26,569,513		67.4%
New Mountain Affiliated Investors II, L.P.(7)	461,570		1.2%
Allegheny New Mountain Partners, L.P.(7)	2,048,497		5.2%
Kenneth E. deLaski(2)(8)	5,573,080		14.1%
Donald deLaski(2)(9)	2,416,720		6.1%
Michael B. Ajouz(3)(6)	—		*			*
Nanci E. Caldwell(5)	55,400	(10)	*			*
Kathleen deLaski(2)(5)	149,374	(11)	*			*
Joseph M. Kampf(5)	42,058	(12)	*			*
Steven B. Klinsky(3)(6)	29,079,580		*			*
Albert A. Notini(5)	48,470	(13)	*			*
Kevin T. Parker(5)	588,635	(14)	*			*
Janet R. Perna(5)	23,169	(15)	*			*
James C. Reagan(5)	161,500	(16)	*			*
Alok Singh(3)(6)	—		*			*
Richard P. Lowrey(5)	158,115	(17)	*			*
Eric J. Brehm(2)(5)	169,190	(18)	*			*
Carolyn J. Parent(5)	37,406	(19)	*			*

All directors and executive officers as a group (17 persons)	1,618,164	(20)	1.5%

Other selling shareholders:

*	Represents ownership of less than 1%.
(1)	Assumes that each selling shareholder sells all of the shares of our common stock it is offering for sale under this prospectus (including shares issuable upon exercise of options in connection with this offering) and neither acquires nor disposes of any other shares or options, nor has the right to purchase other shares, of our common stock subsequent to the date as of which we obtained information regarding its holdings.
(2)	Shares acquired in connection with our going private transaction.
(3)	Shares acquired in connection with our recapitalization transaction.

(4)	Shares acquired in connection with our acquisition of Wind2, Welcom, C/S Solutions or AIM.
(5)	Shares acquired, or to be acquired, upon exercise of options under our 2005 Stock Option Plan, 2007 Plan or other compensatory arrangements.
(6)

The general partner of each of New Mountain Partners, New Mountain Affiliated Investors and Allegheny New Mountain is New Mountain Investments II, L.L.C., a Delaware limited liability company and the manager of each of the New Mountain Funds is New Mountain Capital, L.L.C., a Delaware limited liability company. Steven B. Klinsky is the managing member of, and Michael B. Ajouz and Alok Singh are members of, New Mountain Investments II, L.L.C. and Mr. Klinsky is the sole member and chief executive officer of, and Messrs. Ajouz and Singh are managing directors of New Mountain Capital, L.L.C. New Mountain Investments II, L.L.C. has decision-making power over the disposition and voting of shares of portfolio investments of each of the New Mountain Funds. New Mountain Capital, L.L.C. also has voting power over the shares of portfolio investments of the New Mountain Funds. Steven B. Klinsky, as the managing member of New Mountain Investments II, L.L.C., has voting and investment power over the shares held by New Mountain Investments II, L.L.C. Because New Mountain Investments II, L.L.C. has decision-making power over the New Mountain Funds, and New Mountain Capital, L.L.C. has voting power over the shares of portfolio investments of the New Mountain Funds, Steven B. Klinsky may be deemed to beneficially own the shares that the funds hold of record or may be deemed to beneficially own. Steven B. Klinsky, Michael B. Ajouz, Alok Singh, New Mountain Partners II, L.L.C. and New Mountain Capital, L.L.C. expressly disclaim beneficial ownership of these shares. The address of each of the foregoing is c/o New Mountain Capital, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York 10019.

(7)	New Mountain Partners, New Mountain Affiliated and Allegheny New Mountain collectively own all of the issued and outstanding shares of our Class A common stock.
(8)	Shares beneficially owned by Mr. deLaski include shares held by the estate of Tena R. deLaski and trusts for the benefit of certain family members. Kenneth E. deLaski is our former chief executive officer and a former director of the company.
(9)	Donald deLaski is our co-founder and the father of Kenneth E. deLaski.
(10)	Includes options to acquire 13,850 shares of our common stock which are exercisable within 60 days of August 1, 2007. Ms. Caldwell is a member of our board of directors.
(11)	Includes options to acquire 12,059 shares of our common stock which are exercisable within 60 days of August 1, 2007. Ms. deLaski is a member of our board of directors and is the sister of Kenneth E. deLaski and daughter of Donald deLaski.
(12)	Includes options to acquire 12,059 shares of our common stock which are exercisable within 60 days of August 1, 2007. Mr. Kampf is a member of our board of directors.
(13)	Includes options to acquire 13,850 shares of our common stock which are exercisable within 60 days of August 1, 2007. Mr. Notini is a member of our board of directors and is the chief executive officer and chairman of the board of directors of Apptis, Inc., a portfolio company of New Mountain Capital.
(14)	Includes options to acquire 450,135 shares of our common stock which are exercisable within 60 days of August 1, 2007. Mr. Parker is our Chairman, President and Chief Executive Officer.
(15)	Includes options to acquire 12,059 shares of our common stock which are exercisable within 60 days of August 1, 2007. Ms. Perna is a member of our board of directors.
(16)	Includes options to acquire 77,500 shares of our common stock which are exercisable within 60 days of August 1, 2007. Mr. Reagan is our Executive Vice President, Chief Financial Officer and Treasurer.
(17)	Includes options to acquire 155,000 shares of our common stock which are exercisable within 60 days of August 1, 2007. Mr. Lowrey is our Executive Vice President of Products and Strategy.
(18)	Includes options to acquire 100,000 shares of our common stock which are exercisable within 60 days of August 1, 2007. Mr. Brehm is our Executive Vice President of Product Development.
(19)	Includes options to acquire 37,406 shares of our common stock which are exercisable within 60 days of August 1, 2007. Ms. Parent is our Executive Vice President of Worldwide Sales.
(20)	Includes options to acquire 1,030,070 shares of our common stock which are exercisable within 60 days of August 1, 2007. Excludes shares held of record by the New Mountain Funds. See footnote 6 above.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of our common stock, $0.001 par value, 100 shares of Class A common stock, $0.001 par value, and 5,000,000 shares of our preferred stock, $0.001 par value. As of September 1, 2007, there were 39,450,217 shares of common stock outstanding, held of record by approximately 56 shareholders, and 100 shares of Class A common stock, held of record by the New Mountain Funds. Immediately following the completion of this offering there will be              shares of common stock outstanding and 100 shares of Class A common stock outstanding.

The following description does not purport to be complete and is subject to the provisions of our certificate of incorporation and bylaws, forms of which are filed as exhibits to this registration statement. The descriptions are qualified in their entirety by reference to our certificate of incorporation and bylaws and to applicable law. In addition, the discussion below is affected by agreements with our principal shareholders and is qualified in their entirety by reference to those agreements. See “Certain Relationships and Related Party Transactions.”

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Our shareholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably only those dividends that the board of directors may from time to time declare, and we may pay, on our outstanding shares in the manner and upon the terms and conditions provided by law. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then-outstanding preferred stock. Holders of our common stock will have no preemptive or other subscription or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Holders of our Class A common stock are entitled to elect a certain number of the members of the board of directors independently of the holders of shares of our common stock. All of the issued and outstanding shares of our Class A common stock is held by the New Mountain Funds. Under the terms of the Class A common stock, and assuming the holders beneficially own one-third or more of the outstanding shares of our common stock, the holders are entitled to elect a majority of the members of our board of directors. If the holders own less than one-third but at least 15% of the outstanding shares of our common stock, they are entitled to elect three of the members of our board of directors. If the holders own less than 15% of the outstanding shares of our common stock, but at least 5% of the outstanding shares of our common stock, they are entitled to elect two members and if the holders own less than 5% of the outstanding shares of our common stock, then so long as they own any shares of our common stock, they are entitled to elect one member of our board of directors. The holders are entitled to remove, without cause, any member of our board elected by them or to fill any vacancy created by the resignation, death or removal of a member of our board elected by them. Holders of our Class A common stock are not entitled to any general voting rights or any dividend or liquidation preferences.

Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. We have no present plan to issue any shares of our preferred stock.

Certificate of Incorporation Amendments

Our certificate of incorporation may be amended in any manner provided by the Delaware General Corporation Law, except for provisions relating to exculpation, amendments to the certificate of incorporation or corporate opportunities, which can only be amended by 80% of the voting power of shares of our capital stock.

Board of Directors

Our board of directors is currently composed of nine members. Under our certificate of incorporation, we may not have less than three nor more than 15 board members. Our certificate of incorporation authorizes our board to fix the number of its members. A vacancy or a newly created board position is filled by our board of directors (subject to the rights of the holders of the Class A common stock). A nominee for director will be elected, as a general matter, if the votes cast for the nominee’s election exceed the votes cast against the nominee’s election. In the event of a director nomination by a shareholder in accordance with our bylaws, directors will be elected by a plurality of the votes cast. Under our board’s policy, and absent a shareholder nomination, a director who fails to receive the required number of votes for re-election is expected to tender his resignation for board consideration and any board nominee, or any board appointee filling a director vacancy or newly created directorship, is required to agree, prior to nomination, to tender his resignation for board consideration in the event of his failing to receive the requisite number of votes for re-election. We may not have more than eight directors without the consent of the New Mountain Funds.

Action by Written Consent

Under our certificate of incorporation and bylaws, shareholder action can be taken at an annual meeting or a special meeting and can not be taken by written consent of the shareholders if the New Mountain Funds and their affiliates do not beneficially own at least one-third of the outstanding shares of our common stock.

Ability to Call Special Meetings

Our bylaws provide that special meetings of our shareholders can only be called by our board of directors or by the chairman of our board of directors. Special meetings may also be called by the holders of at least 40% of the outstanding shares of our common stock.

Corporate Opportunities

Under our certificate of incorporation, we renounce business opportunities presented to the New Mountain Funds and their affiliates even if the opportunity is one that we might reasonably have pursued. The New Mountain Funds and their affiliates will not be liable to us or our shareholders for breach of any duty by reason of using, selling, assigning or transferring a business opportunity, except in the case of a business opportunity expressly offered to an affiliate of the New Mountain Funds who is a director or officer of the company solely in his capacity as an officer or director of our company. In addition, the New Mountain Funds and their affiliates will not be deemed to breach their fiduciary duty to us, or have any liability to us, for:

•	engaging in similar lines of business as us;

•	doing business with our customers or vendors; or

•	entering into or performing agreements with us.

Shareholders are deemed to have notice of, and consented to, this provision of our certificate of incorporation.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws, Delaware Law and Shareholder’s Agreement

Certain provisions of our certificate of incorporation and bylaws, as summarized below, and applicable provisions of the Delaware General Corporation Law and our shareholder’s agreements may make it more difficult for or prevent an unsolicited third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

No Cumulative Voting

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The combination of our significant shareholders ownership of a significant portion of our issued and outstanding common stock, the New Mountain Funds’ ownership of the Class A common stock and lack of cumulative voting will make it difficult for our other shareholders to replace our board of directors or for another party to obtain control of us by replacing our board of directors.

Size of Board and Vacancies

Our certificate of incorporation provides that the number of directors on our board of directors is fixed by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors are filled solely by the vote of our remaining directors in office (subject to the rights of the holders of the Class A common stock). Any vacancies in our board of directors resulting from death, resignation or removal from office are filled solely by the vote of our remaining directors in office (subject to the rights of the holders of the Class A common stock).

Shareholder Action by Written Consent

Our certificate of incorporation provides that our shareholders may not act by written consent without a meeting if the New Mountain Funds and their affiliates do not beneficially own at least one-third of the outstanding shares of our common stock.

Shareholder Meetings

Our bylaws provide that a special meeting of our shareholders may be called only by:

•	our board of directors;

•	our chairman; and

•	holders of at least 40% of the outstanding shares of our common stock.

Bylaw Amendments

Our bylaws may only be amended by our board of directors or upon the vote (or, if available, written consent) of holders of a majority or more of the voting power of shares of our capital stock.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Shareholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Required Participation in Sales of Securities

Under our shareholder’s agreements, if the New Mountain Funds propose to sell all or any portion of their shares of our common stock or if we propose to sell or otherwise transfer for value all or substantially all of the stock, assets or business of the company and shareholder approval is required, each covered person (as defined in the shareholder’s agreement) is required to vote its shares of our common stock in favor of the transaction. This voting agreement could impede the success of any hostile attempt to change control of us.

Section 203 of the Delaware General Corporation Law

We will be governed by Section 203 of the Delaware General Corporation Law once we are a public company and listed on The Nasdaq Global Market. This provision would generally prohibit a Delaware corporation from engaging in any business combination with any interested shareholders for a period of three years following the date that such shareholder became an interested shareholder subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.

The Nasdaq Global Market

We have applied to have and expect our common stock to be listed on The Nasdaq Global Market under the symbol “PROJ.”

Transfer Agent and Registrar

We have appointed Computershare Trust Company, N.A. as the transfer agent and registrar for our common stock.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of our common stock will not be available for sale for a certain period of time after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, and as described in “Prospectus Summary—The Offering,” we will have              shares of our common stock outstanding, which includes the issuance of              shares of our common stock upon the exercise of options immediately prior to the closing of this offering but assumes no other exercise of outstanding options. Of these shares, the              shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of our common stock held by existing shareholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act and are subject to the contractual restrictions described below. Of these remaining securities:

•	shares which are not subject to the 180-day lock-up period described below may be sold beginning 90 days after the date of this prospectus;

•	additional shares may be sold upon expiration of the 180-day lock-up period described below; and

•	additional shares may be sold in the public market on subsequent dates.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Shareholder’s Agreement

We and our shareholders (including certain of our employees) are party to an April 22, 2005 shareholder’s agreement with the New Mountain Funds. In addition, each of our directors who purchased shares of our common stock entered into a shareholder’s agreement dated as of the date of purchase of their shares. These agreements (other than the shareholder’s agreement applicable to shares acquired pursuant to options or other awards granted under our 2007 Plan) generally prohibit the sale, transfer, assignment or other disposition of any stock held by any shareholder, except for certain permitted transfers, until the date on which the New Mountain Funds and any assignee of the New Mountain Funds cease to beneficially own shares of our common stock representing at least 15% of the total number of votes that may be cast in the general election of directors of the company. In addition, the agreements (other than the shareholder’s agreement applicable to shares acquired pursuant to options or other awards granted under our 2007 Plan) provide that shareholders are entitled to participate proportionally in any private sale or public offering by the New Mountain Funds of their shares of common stock including under Rule 144 if the New Mountain Funds sell all or any portion of their shares of our common stock in Rule 144 transactions. See “Certain Relationships and Related Party Transactions—Recapitalization—Shareholder’s Agreements.”

Registration Rights

Upon completion of this offering, the holders of              shares of our common stock and holders of              options under our 2005 Stock Option Plan, directly or indirectly, will have rights to require, or participate, in the registration under the Securities Act of the shares held by them or acquirable upon exercise of their options. See “Certain Relationships and Related Party Transactions—Recapitalization—Shareholder’s Agreement and Director Shareholder’s Agreement.”

Lock-up Agreements

Our officers and directors and each other person who, directly or indirectly, owns or has the right to acquire (through the ownership of vested options to acquire shares of our common stock) an aggregate of 20,000 shares of common stock or more (other than shares that may be acquired pursuant to our ESPP) at the date of this offering have or will have signed lock-up agreements under which they agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of, or to enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension for an additional 18 days upon the occurrence of certain events. These shareholders and optionees will together beneficially own an aggregate of              shares of our common stock upon completion of this offering. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering or of common stock acquired in this offering or the sale of shares of our common stock pursuant to this offering and transfers or dispositions by our officers, directors and shareholders may be made:

•	with the written consent of Credit Suisse Securities (USA) LLC;

•	as a distribution to partners, members or shareholders of a holder of our common stock that is a business entity;

•

as a sale or other bona fide transfer in a single transaction of all or substantially all of the equity interests of a holder that is a business entity or all or substantially all of that holder’s assets, so long as such transfer was not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement;

•	as a transfer by a business entity to another business entity so long as the transferee is an affiliate of the holder;

•	as a bona fide gift; or

•	to any trust for the direct or indirect benefit of the holder or his or her immediate family.

Unless a transfer or disposition is made with the written consent of Credit Suisse Securities (USA) LLC, the permitted transfers and dispositions described above may not be made unless the transfer or disposition does not involve a disposition of value, the transfer or disposition does not result in a filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock being required or voluntarily made during the lock-up period (other than a Form 5 under certain circumstances) and the transferee of each such shares agrees to be bound by the lock-up agreement.

For more information regarding the lock-up agreements of our executive officers, directors and most other shareholders and optionees, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about us.

Rule 144(k)

Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of Deltek and has not been an affiliate of Deltek at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our 2005 Stock Option Plan, are restricted and, subject to the contractual and legal provisions on resale described above, beginning 90 days after the effective date of this prospectus, may be sold by shareholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding requirement.

Stock Options and Incentive and Benefit Plan Awards

Immediately after this offering, we intend to file a registration statement under the Securities Act covering              shares subject to options outstanding under our 2005 Stock Option Plan and 2007 Plan, but not exercised, as of the closing of this offering and              shares reserved for issuance under our 2007 Plan and our ESPP. That registration is expected to become effective upon filing with the Securities and Exchange Commission. Accordingly, common stock registered under that registration statement will, subject to the contractual and legal provisions on resale described above applicable to shares acquired upon exercise of options under our 2005 Stock Option Plan, vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the registration statement is filed.

Upon completion of this offering, options to purchase              shares of common stock will be issued and outstanding at a weighted average exercise price of $             per shares. Of these, if exercised,              shares would not be subject to the lock-up period described above and may be sold beginning 90 days after the date of this prospectus and             shares would be subject to the lock-up period described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences and, in the case of a non-U.S. holder (as defined below), the material U.S. federal estate tax consequences, of the acquisition, ownership and disposition of shares of our common stock.

This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In particular, this summary only addresses a holder that holds our common stock as a capital asset (generally, investment property) and does not address:

•

special U.S. federal income tax rules that may apply to particular holders, such as financial institutions, insurance companies, tax-exempt organizations, and dealers and traders in stocks, securities or currencies;

•	holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	any U.S. state and local or non-U.S. or other tax consequences; or

•	the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the partnership or other pass-through entity may depend upon the status of the partner or beneficial owner and the activities of the partnership or entity and certain determinations made at the partner or beneficial owner level. This summary does not discuss the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by partnerships or other pass-through entities. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock as set forth in this summary. Each holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock.

U.S. Holders

The following summary applies to you only if you are a U.S. holder, as defined below.

Definition of a U.S. Holder

As used in this summary, the term “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code of 1986, as amended) has the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

Dividends

We have never declared nor paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy”. In the event, however, that we pay dividends on our common stock, the gross amount of dividends paid to U.S. holders will be treated as dividend income to such holders, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includible in the gross income of a U.S. holder on the day it is actually or constructively received by the U.S. holder. Under current legislation, which is scheduled to expire at the end of 2010, dividend income will generally be taxed to individual U.S. holders at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Dividends received after 2010 will be taxable at rates applicable to ordinary income. Corporate U.S. holders may be entitled to a dividends received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the shares of our common stock to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and the balance in excess of the adjusted basis will be taxed as capital gain (short-term or long-term, as applicable) recognized on a sale or exchange.

Gain on Disposition of our Common Stock

A U.S. holder will recognize taxable gain or loss on any sale or exchange of our common stock in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in such common stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid on our common stock and to the proceeds received on the sale, exchange or other disposition (including a redemption) of our common stock by a U.S. holder other than certain exempt recipients (such as corporations). Backup withholding at a rate of 28% will apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of our common stock that is not a U.S. holder (as defined above) and also is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal tax purposes) (a “non-U.S. holder”).

An individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Individuals treated as residents of the U.S. are taxed for U.S. federal income purposes as if they were U.S. citizens.

Dividends

We have never declared nor paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock that are not effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S., a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, will be withheld from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S., will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, the U.S. federal withholding tax discussed above will not apply if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be taxed on any gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the U.S. Internal Revenue Code of 1986, as amended); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock (in which case a non-U.S. holder will be taxed as described in the first bullet point above).

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock were regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. U.S. information reporting, however, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

(i)	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

(ii)	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a U.S. person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2007, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative and the underwriters have severally agreed to purchase from us and the selling shareholders, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wachovia Capital Markets, LLC
William Blair & Company, LLC
Montgomery & Co., LLC

Total

Credit Suisse Securities (USA) LLC is the lead book-running manager, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lead managers and Wachovia Capital Markets, LLC, William Blair & Company, LLC and Montgomery & Co., LLC are co-managers for this offering.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of              additional shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$

We do not expect that the selling shareholders will pay any of the registration expenses related to the offering.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the share of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, issue, contract to sell, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except, however, for:

•	issuances of common stock pursuant to the exercise of options outstanding on the date hereof;

•	grants, offers, sales or issuances of common stock (including grants of restricted securities) or options to acquire common stock pursuant to the 2005 Stock Option Plan, the 2007 Plan or the ESPP;

•	issuances of common stock pursuant to the exercise of such options;

•

the filing of any registration statement on Form S-8 (including a reoffer prospectus prepared in accordance with Part I of Form S-3) relating to the issuances of the securities described in the bullets above; and

•	offer, sale and issuance of up to 10% of the common stock outstanding at the time of the issuance as consideration or partial consideration for acquisitions of assets or securities of businesses.

In the event, however, that either during the last 17 days of the initial “lock-up” period, we release earnings results or material news or a material event relating to us occurs or prior to the expiration of the initial “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors and each other person who, directly or indirectly, owns or has the right to acquire (through the ownership of vested options to acquire shares of our common stock) an aggregate of 20,000 shares of common stock or more (other than shares that may be acquired pursuant to our ESPP) at the date of this offering (collectively, the restricted shareholders) have agreed or will have agreed that, for value, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except, however:

•

if the restricted shareholder is a corporation, partnership, limited liability company or other business entity, any transfers to any stockholder, partner or member of, or owner of a similar equity interest in, the restricted shareholder, as the case may be, if, in any such case, such transfer is not for value;

•	if the restricted shareholder is a corporation, partnership, limited liability company or other business entity, any transfer made by the restricted shareholder:

•

in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the restricted shareholder’s capital stock, partnership interests, membership interests or other similarity equity interests, as the case may be, or all or substantially all of the restricted shareholder’s assets, in any case not undertaken for the purpose of avoiding the above resale restrictions; or

•

to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the restricted shareholder and such transfer is not for value;

•	for any transfer as a bona fide gift, provided that each donee thereof agrees to be bound in writing by the terms of the above resale restrictions prior to such transfer; or

•

any transfer to any trust for the direct or indirect benefit of the restricted shareholder or the immediate family of the restricted shareholder; provided, however, that the trustee of the trust agrees to be bound in writing by the terms of the above resale restrictions prior to such transfer, and provided, further, that any such transfer does not involve a disposition for value.

In the case of any transfer described above, it is a condition to the transfer that: such transfer or distribution shall result in no disposition of value, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock (other than a Form 5 made no more than 10 days prior to its filing deadline) shall be required or shall be voluntarily made during the “lock-up” period and the transferee shall execute an agreement stating that the transferee agrees to take and hold such common stock subject to the terms of this agreement and there shall be no further transfer of such common stock except in accordance with this agreement. In addition, our restricted shareholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, they will not, during the “lock-up” period, make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for the common stock. In the event, however, that either during the last 17 days of the initial “lock-up” period, we release earnings results or material news or a material event relating to us occurs or prior to the expiration of the initial “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial “lock-up” period, then in each case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The foregoing “lock-up” provisions applicable to our officers, directors and stockholders do not prohibit the exercise of options held by them or the sale of shares of common stock pursuant to this offering.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq Global Market.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. Affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, underwriters for this offering, are lenders, and will receive a portion of the net proceeds used to repay debt, under our credit agreement. An affiliate of Credit Suisse Securities (USA) LLC is also the administrative agent under our credit agreement.

If we use more than 10% of the net proceeds from this offering to repay indebtedness owed by us to affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities, Inc. and Wachovia Capital Markets, LLC, this offering will be made in compliance with the requirements of Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly,                  is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by                     .

Immediately prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of an average of at least 250 employees during the last financial year; a total balance sheet of more than €43,000,000 and an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Investors in Italy

Each of the underwriters acknowledge that no action has or will be taken by them which would allow an offering (or a “offerta al pubblico”) of the shares of common stock to the public in the Republic of Italy unless in compliance with the relevant Italian securities, tax and other applicable laws and regulations. Individual sales of the shares of common stock to any persons in the Republic of Italy may only be made in accordance with Italian securities, tax and other applicable laws and regulations.

Each of the underwriters acknowledge that no application has been made by them to obtain an authorization from the Commissione Nazionale per le Società e la Borsa (“CONSOB”) for the public offering of the shares of common stock in the Republic of Italy.

Accordingly, each of the underwriters severally represents, warrants and agrees that neither the shares of common stock, this prospectus nor any other material relating to the shares of common stock will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors (“investitori professionali”) as defined in Article 30, Paragraph 2, of Legislative Decree No. 58, of 24 February 1998, as subsequently amended and supplemented (the “Financial Laws Consolidation Act”), which refers to the definition or “operatori qualificati” as defined in Article 31, Paragraph 2, of CONSOB Regulation No. 11,522, of 1 July 1998, as subsequently amended and supplemented, or in circumstances which are exempted from the rules on public offering pursuant to Article 100 of the Financial Laws Consolidation and Article 33, Paragraph 1, of CONSOB Regulation n. 11,971, of 14 May 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.

Any offer, sale or delivery of the shares of common stock to professional investors or distribution of copies of documents relating to and/or connected with the shares of common stock in the Republic of Italy shall be made only by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Laws Consolidation Act, Regulation No. 11522 and Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Act”); and in compliance with any other applicable laws and regulations and in compliance with any other applicable filings requirements or limitations which may be imposed upon the offer of the shares by CONSOB or any other competent authority.

This document and the information contained herein is intended only for the use of its recipient and is not to be distributed to any third party resident or located in Italy for any reason.

No person resident or located in Italy other than the original recipients of this document may rely on it or its contents.

Please note that, in connection wit the subsequent distribution of the shares of common stock in the Republic of Italy, Article 100 bis of the Financial Laws Consolidation Act requires each of the Underwriters to comply also on the secondary market with the public offering rules and disclosure requirements set forth under the Financial Laws Consolidation Act and relevant CONSOB implementing regulations, unless the above subsequent distribution is exempted from those rules and requirements according to the Financial Laws Consolidation Act and relevant CONSOB implementing regulations.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Notice to Investors in France

The shares of common stock being offered by this prospectus are being issued and sold outside the Republic of France and each underwriter severally represents, warrants and agrees as follows:

•

in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to this offering, and that such offers, sales and distributions have been made and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) investing for their own account, as defined in and in accordance with Articles L.411-2, D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the Monetary and Financial Code (Code monétaire et financier);

•

pursuant to Article 211-4 of the General Regulations (Règlement Général) of the French Financial Markets Authority (Autorité des marchés financiers), it has duly informed such qualified investors (investisseurs qualifiés) of the fact that (i) the initial distribution is not covered by a prospectus subject to the clearance procedure (visa) of the French Financial Markets Authority (Autorité des marchés financiers); (ii) they can only invest in the common stock for their own account in compliance with the conditions set forth under Articles D.411-1, D. 411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the Monetary and Financial Code (Code monétaire et financier); and (iii) such shares may be resold or otherwise retransferred (diffusées), directly or indirectly, to the public in the Republic of France only in compliance with Articles L.411-1, L.411-2, L.412-1, L.621-8 through L.621-8-3 of the Monetary and Financial Code (Code monétaire et financier); and

•

has complied with, and will comply with, all applicable provisions of the Monetary and Financial Code (Code monétaire et financier) and the General Regulations (Règlement Général) of the French Financial Markets Authority (Autorité des marchés financiers) with respect to anything done by it in relation to the common stock in, from or otherwise involving the Republic of France.

Notice to Investors in Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to this offering. In particular, each underwriter severally represents, warrants and agrees that it has not engaged and has agreed that it will not engage in a public offering (öffentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with this offering.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, Washington, D.C. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and as of June 30, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and the Six Months Ended June 30, 2006 (unaudited) and 2007 (unaudited)	F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and the Six Months Ended June 30, 2006 (unaudited) and 2007 (unaudited)	F-5

Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2004, 2005 and 2006 and the Six Months Ended June 30, 2007 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Shareholders of

Deltek, Inc.

Herndon, Virginia

We have audited the accompanying consolidated balance sheets of Deltek, Inc. (formerly Deltek Systems, Inc.) and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments to conform to Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

April 19, 2007

DELTEK, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31		June 30
	2005	2006	2007
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,679	$6,667	$2,292
Accounts receivable, net of allowance of $1,321, $1,960 and $2,039 at December 31, 2005, December 31, 2006, and June 30, 2007, respectively	22,144	39,987	36,071
Deferred income taxes	9,913	6,961	7,023
Prepaid expenses and other current assets	7,964	4,771	7,340
Income taxes receivable	—	—	451

TOTAL CURRENT ASSETS	57,700	58,386	53,177

PROPERTY AND EQUIPMENT, NET	5,344	8,576	10,251
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET	4,444	3,480	3,102
INTANGIBLE ASSETS, NET	7,372	16,169	15,350
GOODWILL	16,191	44,519	49,609
OTHER ASSETS	4,599	3,358	2,926

TOTAL ASSETS	$95,650	$134,488	$134,415

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Current portion of long-term debt	$1,150	$20,150	$17,650
Accounts payable and accrued expenses	16,233	28,671	27,767
Accrued liability for redemption of stock in recapitalization	12,387	5,349	569
Deferred revenues	27,253	26,612	25,268
Interest payable on shareholder notes	5,467	—	—
Income taxes payable	35	166	—

TOTAL CURRENT LIABILITIES	62,525	80,948	71,254
LONG-TERM DEBT	213,275	210,375	209,300
LONG-TERM DEFERRED INCOME TAXES	185	3,760	1,595
OTHER TAX LIABILITIES	—	—	713
OTHER LONG-TERM LIABILITIES	2,774	3,470	3,290

TOTAL LIABILITIES	278,759	298,553	286,152

COMMITMENTS AND CONTINGENCIES (NOTE 17)

SHAREHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value—authorized, 5,000,000 shares; issued and outstanding, 100, 100 and 0 shares at December 31, 2005, December 31, 2006 and June 30, 2007, respectively	—	—	—
Common stock, $0.001 par value—authorized, 200,000,000 shares; issued and outstanding, 39,161,440, 39,405,993 and 39,447,102 shares at December 31, 2005, December 31, 2006 and June 30, 2007, respectively	39	39	39
Class A common stock, $0.001 par value—authorized, 100 shares; issued and outstanding, 0, 0 and 100 shares at December 31, 2005, December 31, 2006 and June 30, 2007, respectively	—	—	—
Additional paid-in capital	108,655	112,350	115,143
Accumulated deficit	(291,241)	(275,943)	(266,373)
Accumulated other comprehensive income	(562)	(511)	(546)

TOTAL SHAREHOLDERS’ DEFICIT	(183,109)	(164,065)	(151,737)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$95,650	$134,488	$134,415

See accompanying notes to consolidated financial statements.

DELTEK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
REVENUES:				(unaudited)
Software license fees	$34,934	$45,923	$74,958	$34,768	$38,649
Consulting services	28,585	41,212	66,573	28,868	38,270
Maintenance and support services	54,178	63,709	83,172	39,456	49,375
Other revenues	3,516	2,112	3,565	2,976	4,529

Total revenues	121,213	152,956	228,268	106,068	130,823

COST OF REVENUES:
Cost of software license fees	4,860	4,591	6,867	3,290	4,230
Cost of consulting services	23,397	32,659	54,676	24,655	33,416
Cost of maintenance and support services	11,287	11,969	15,483	7,359	7,749
Cost of other revenues	4,114	2,002	4,634	4,110	5,012

Total cost of revenues	43,658	51,221	81,660	39,414	50,407

GROSS PROFIT	77,555	101,735	146,608	66,654	80,416

OPERATING EXPENSES:
Research and development	22,944	26,246	37,293	17,096	20,693
Sales and marketing	16,680	19,198	37,807	16,163	20,597
General and administrative	11,367	15,181	26,622	12,066	14,343
Recapitalization expenses	—	30,853	—	—	—

Operating expenses	50,991	91,478	101,722	45,325	55,633

INCOME FROM OPERATIONS	26,564	10,257	44,886	21,329	24,783
Interest income	408	436	397	278	168
Interest expense	(74)	(11,297)	(20,098)	(10,834)	(9,233)
Other (expense) income, net	(132)	238	82	8	35

INCOME (LOSS) BEFORE INCOME TAXES	26,766	(366)	25,267	10,781	15,753
Income tax (benefit) expense	(1,117)	(9,098)	9,969	4,296	6,183

NET INCOME	$27,883	$8,732	$15,298	$6,485	$9,570

EARNINGS PER SHARE
Basic	$0.33	$0.17	$0.39	$0.17	$0.24

Diluted	$0.33	$0.17	$0.38	$0.16	$0.23

COMMON SHARES AND EQUIVALENTS OUTSTANDING
Basic weighted average shares	84,741,320	52,910,437	39,331,894	39,240,540	39,424,238

Diluted weighted average shares	84,741,320	52,910,437	40,262,240	40,066,192	41,029,577

UNAUDITED PRO FORMA DATA
Income (loss) before income taxes	$26,766	$(366)	$25,267	$10,781	$15,753
Pro forma income tax expense	11,059	3,203	9,969	4,296	6,183

Pro forma net income (loss)	$15,707	$(3,569)	$15,298	$6,485	$9,570

Pro forma earnings (loss) per share—basic	$0.19	$(0.07)	$0.39	$0.17	$0.24

Pro forma earnings (loss) per share—diluted	$0.19	$(0.07)	$0.38	$0.16	$0.23

See accompanying notes to consolidated financial statements.

DELTEK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$27,883	$8,732	$15,298	$6,485	$9,570
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	284	877	2,052	920	688
Depreciation and amortization	4,413	3,944	8,097	3,794	4,468
Amortization of debt issuance costs	—	580	3,048	2,607	439
Stock-based compensation expense	—	—	1,686	666	2,256
Stock issued in lieu of director’s fees	—	—	20	20	—
Loss on disposal of fixed assets	97	4	28	28	—
Deferred income taxes	(202)	(9,463)	1,874	2,857	(2,515)
Recapitalization expenses	—	8,245	—	—	—
Realized loss (gain) on investments	42	(286)	—	—	—
Change in assets and liabilities:
Accounts receivable, net	(1,704)	(6,461)	(17,708)	(9,260)	3,814
Prepaid expenses and other assets	(117)	(2,919)	2,980	1,290	(2,546)
Accounts payable and accrued expenses	(2,400)	5,223	8,662	1,780	(1,017)
Interest payable on shareholder notes	—	5,467	(5,467)	(5,467)	—
Income taxes payable/receivable	(115)	(24)	294	1,229	(300)
Other tax liabilities				—	17
Other long-term liabilities	6,738	(6,802)	661	20	(180)
Deferred revenues	5,706	4,126	(3,083)	(23)	(1,519)

Net Cash Provided by Operating Activities	40,625	11,243	18,442	6,946	13,175

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of marketable securities	1,129	3,207	—	—	—
Acquisitions, net of cash acquired	—	(13,982)	(32,769)	(15,797)	(5,344)
Purchase of property and equipment	(1,218)	(1,511)	(4,671)	(2,407)	(3,458)
Capitalized software development costs	(2,339)	(1,249)	(856)	(611)	(412)

Net Cash Used in Investing Activities	(2,428)	(13,535)	(38,296)	(18,815)	(9,214)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	—	108,693	1,051	1,051	37
Proceeds from exercise of stock options	—	—	12	—	—
Tax benefit from stock option exercises	—	—	7	—	—
Shareholder distributions	(34,141)	(28,513)	—	—	—
Redemption of stock and shareholder payments in recapitalization	—	(273,271)	(7,038)	—	(4,780)
Recapitalization expenses	—	(8,245)	—	—	—
Proceeds from the issuance of debt	—	215,000	125,000	106,000	10,500
Debt issuance costs	—	(5,840)	(1,312)	(1,290)	—
Repayment of debt	(7,569)	(575)	(108,900)	(106,287)	(14,075)

Net Cash (Used in) Provided by Financing Activities	(41,710)	7,249	8,820	(526)	(8,318)

IMPACT OF FOREIGN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	29	(407)	22	10	(18)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,484)	4,550	(11,012)	(12,385)	(4,375)
CASH AND CASH EQUIVALENTS—Beginning of period	16,613	13,129	17,679	17,679	6,667

CASH AND CASH EQUIVALENTS––End of period	$13,129	$17,679	$6,667	$5,294	$2,292

See accompanying notes to consolidated financial statements.

DELTEK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Noncash activity:
Stock issued for acquisitions	$—	$—	$919	$500	$500

Accrued liability for redemption of stock in recapitalization	$—	$12,387	$—	$—	$—

Accrued liability for acquisition of business	$—	$167	$750	$—	$603

Accrued liability for purchases of property and equipment	$—	$—	$868	$—	$256

Cash paid during the year for:
Interest	$74	$5,249	$22,352	$6,172	$8,760

Income taxes	$611	$321	$7,717	$52	$5,633

See accompanying notes to consolidated financial statements.

DELTEK, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands, except share data)

	Preferred Stock		Common Stock		Class A Common Stock		Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2004	—	$—	84,741,320	$8	—	$—	$—	$20,449	$(454)	$20,003

Net income	—	—	—	—	—	—	—	27,883	—	27,883
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	27	27
Unrealized gain on investments	—	—	—	—	—	—	—	—	272	272

Comprehensive income										28,182
Distributions to shareholders	—	—	—	—	—	—	—	(34,141)	—	(34,141)

Balance at December 31, 2004	—	$—	84,741,320	$8	—	$—	$—	$14,191	$(155)	$14,044

Net income	—	—	—	—	—	—	—	8,732	—	8,732
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(121)	(121)
Reversal of unrealized gain on investments	—	—	—	—	—	—	—	—	(286)	(286)

Comprehensive income										8,325
Distributions to shareholders	—	—	—	—	—	—	—	(28,513)	—	(28,513)
Redemption of stock in recapitalization	—	—	(75,682,340)	(7)	—	—	—	(285,651)	—	(285,658)
Sale of common stock	—	—	30,102,460	3	—	—	108,690	—	—	108,693
Sale of preferred stock	100	—	—	—	—	—	—	—	—	—
Effect of stock split on par value	—	—	—	35	—	—	(35)	—	—	—

Balance at December 31, 2005	100	$—	39,161,440	$39	—	$—	$108,655	$(291,241)	$(562)	$(183,109)

Net income	—	—	—	—	—	—	—	15,298	—	15,298
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	51	51

Comprehensive income										15,349
Sale of common stock	—	—	133,252	—	—	—	1,051	—	—	1,051
Stock issued for acquisitions	—	—	105,616	—	—	—	919	—	—	919
Stock options exercised	—	—	3,463	—	—	—	12	—	—	12
Tax benefit on stock options exercised	—	—	—	—	—	—	7	—	—	7
Stock compensation	—	—	—	—	—	—	1,686	—	—	1,686
Stock issued in lieu of director’s fees	—	—	2,222	—	—	—	20	—	—	20

Balance at December 31, 2006	100	$—	39,405,993	$39	—	$—	$112,350	$(275,943)	$(511)	$(164,065)

Net income	—	—	—	—	—	—	—	9,570	—	9,570
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(35)	(35)

Comprehensive income										9,535
Sale of common stock	—	—	3,000	—	—	—	37	—	—	37
Stock issued for acquisitions	—	—	38,109	—	—	—	500	—	—	500
Stock compensation	—	—	—	—	—	—	2,256	—	—	2,256
Conversion of preferred stock to Class A common stock	(100)	—	—	—	100	—	—	—	—	—

Balance at June 30, 2007 (unaudited)	—	$—	39,447,102	$39	100	$—	115,143	$(266,373)	$(546)	$(151,737)

See accompanying notes to consolidated financial statements.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deltek, Inc. (“Deltek” or the “Company”) is a leading provider of enterprise applications software and related services designed specifically for project-focused organizations. Project-focused organizations generate revenue from defined, discrete, customer-specific engagements or activities, rather than mass-producing products in a manufacturing or distribution environment. These organizations typically require specialized software to help them automate complex business processes around the engagement, execution, and delivery of projects. Deltek’s software enables them to greatly enhance the visibility they have over all aspects of their operations by providing them increased control over their critical business processes, accurate project-specific financial information, and real-time performance measurements. With Deltek’s software applications, project-focused organizations can better measure business results, optimize performance, streamline operations, and win new business.

In April 2005, the Company underwent a recapitalization and change of control transaction as further described in Note 2 to the consolidated financial statements.

In April 2007, the Company converted to a Delaware corporation changing its name to “Deltek, Inc.” from a Virginia corporation under the name of “Deltek Systems, Inc.”

Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007, and the consolidated statement of stockholders’ deficit for the six months ended June 30, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations, and its cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007. All references to June 30, 2007 or to the six months ended June 30, 2006 and 2007 in the notes to the consolidated financial statements are unaudited.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Areas of the financial statements where estimates may have the most significant effect include the allowance for doubtful accounts receivable and sales allowances, lives of tangible and intangible assets, impairment of long-lived assets, realization of deferred tax assets, stock option compensation, revenue recognition, valuation of acquired deferred revenue and intangible assets, and provisions for income taxes. Actual results could differ from those estimates.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s revenues are generated primarily from three sources: licensing of its software products, providing maintenance and support for those products, and providing consulting services for those products. Deltek’s consulting services consist primarily of implementation services, training and assessment, and design services. A typical sales arrangement includes both software licenses and maintenance and may also include consulting services. Consulting services are also regularly sold separately from other elements generally on a time-and-materials basis. The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions, as well as Technical Practice Aids issued by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition.

For sales arrangements involving multiple elements, where software licenses are sold together with maintenance and support, consulting, training, or other services, the Company recognizes revenue using the residual method as described in SOP 98-9. Under the residual method, to determine the amount to allocate to and recognize revenue on delivered elements, normally the license element of the arrangement, the Company first allocates and defers revenue for any undelivered elements based upon objective evidence of fair value of those elements. The objective evidence of fair value used is required to be specific to the Company and commonly referred to as vendor-specific objective evidence, or VSOE. The Company recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue for the delivered elements.

For maintenance and support agreements, VSOE is based upon historical renewal rates and, in some cases, renewal rates stated in the Company’s agreements.

For consulting services and training sold as part of a multiple element sales arrangement, VSOE is based upon the prices charged for those services when sold separately. For sales arrangements that require the Company to deliver future specified products or services in which VSOE of fair value is not available, the entire arrangement is deferred.

Under its standard perpetual software license agreements, the Company recognizes revenue from the license of software upon execution of a signed agreement and delivery of the software, provided that the software license fees are fixed and determinable, collection of the resulting receivable is probable, and VSOE exists to allow the allocation of a portion of the total fee to undelivered elements of the arrangement. If a right of return exists, revenue is recognized upon the expiration of that right.

The Company’s standard software license agreement does not include customer acceptance provisions; if acceptance provisions are provided, delivery is deemed to occur upon acceptance.

License revenues from resellers are recognized using a sell-through model whereby the Company recognizes revenue when the basic revenue recognition criteria are met as described above and these channels complete the sale of the Company’s software products to the ultimate end user.

The Company’s standard payment terms for its software license agreements are within six months. The Company considers the software license fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within six months. Revenue from arrangements with payment terms extending beyond six months is recognized as payments become due and payable.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Implementation, installation, and other consulting services are generally billed based upon hourly rates, plus reimbursable out-of-pocket expenses. Revenue on these arrangements is recognized based on hours actually incurred at the contract billing rates, plus out-of-pocket expenses. Implementation, installation, and other consulting services revenue under fixed-fee arrangements is generally recognized as the services are performed.

The Company generally sells training services at a fixed rate for each specific training session, at a per-attendee price and revenue is recognized upon the customer attending and completing the training. The Company also sells training on a time-and-materials basis. In situations where customers pay for services in advance of the services being rendered, the related prepayment is recorded as deferred revenue and recognized as revenue when the services are performed.

Maintenance and support services include unspecified periodic software upgrades or enhancements, bug fixes, and phone support. Annual maintenance and support initially represent between 15% and 25% of the related software license list price, depending upon the related product, and fees are generally payable quarterly. Customers generally prepay for maintenance, and these prepayments are recorded as deferred revenue and revenue is recognized ratably over the term of the agreement.

Other revenue is derived from the resale and sublicensing of third-party hardware and software products in connection with the software license and installation of the Company’s products, and is generally recognized upon delivery. Other revenue also includes revenue associated with the Company’s annual user conference.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company’s cash equivalents primarily include funds held in money-market accounts on a short-term basis.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of amounts due to the Company arising from normal business activities. The Company maintains an allowance for estimated losses resulting from the expected failure of some of its customers to make required payments (or “credit losses”) and a sales allowance for customer maintenance cancellations and consulting services adjustments. The provision for sales allowances are charged against the related revenue items and provision for doubtful accounts (credit losses) are recorded in “General and Administrative” expense. The Company estimates uncollectible amounts for both sales allowances and credit losses based upon historical trends, age of customer receivable balances, and evaluation of specific customer receivable activity.

Prepaid and Other Current Assets

Prepaid and other current assets primarily consist of prepaid fees for third-party software, prepaid maintenance for internal use software, prepaid costs associated with the Company’s annual user conference, and other assets.

Concentrations of Credit Risk

Financial instruments that could subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with high-credit quality financial institutions. The credit risk with respect to accounts receivable is diversified due to the large number of entities comprising the Company’s customer base.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of an ownership interest in an entity or contracts that impose an obligation to deliver cash, or other financial instruments to a third party. Cash and cash equivalents are carried at fair market value and the carrying amounts of accounts receivable and accounts payable in the accompanying financial statements approximate fair value because of the short maturity of these instruments. The estimated fair value of the Company’s debt at December 31, 2005, December 31, 2006, and June 30, 2007 was $225.4 million, $230.5 million, and $227.0 million, respectively, assuming interest rates of 6.5%, 7.6%, and 7.6%, respectively. As of December 31, 2004, 2005, 2006, and June 30, 2007, the Company had no material derivative financial instruments. The Company’s policy is to record derivative instruments at fair value with changes in value recognized in earnings during the period of change.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, generally five to seven years for furniture and equipment, three to five years for computer equipment, and three to five years for software. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term, generally five to ten years.

Foreign Currency Translation and Transactions

The Company’s consolidated financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation (“SFAS 52”). For all operations outside the United States, net assets are translated at the current rates of exchange. Income and expense items are translated at the average exchange rate for the year, and balance sheet accounts are translated at the period ending rate. The resulting translation adjustments are recorded in “Accumulated Other Comprehensive Income.” Foreign currency transactions are denominated in a currency other than a subsidiary’s functional currency. A change in the exchange rates between a subsidiary’s functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is reported by the Company as a foreign currency transaction gain (loss).

Software Development Costs

Software development costs incurred subsequent to establishing technological feasibility and until general release of the software products are capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”). Certain development efforts include the preparation of a detailed program design, which is the basis for establishing technological feasibility. Other efforts do not involve creation of a detailed program design, and therefore technological feasibility is not established until a working model of the software is developed, which generally occurs just prior to general release of the software.

When the timeframe and, therefore, costs incurred between establishing technological feasibility and general release are significant, costs are capitalized. Amortization of capitalized development costs begins once the products are available for general release. Amortization is determined on a product-by-product basis using the greater of a ratio of current product revenue to projected current and future product revenue, or an amount calculated using the straight-line method over the estimated economic life of the product, which is generally four years. Software development costs of $2.3 million, $1.2 million, and $856,000 were capitalized for the fiscal years 2004, 2005, and 2006, respectively. Amortization of capitalized software was $1.6 million, $1.8 million,

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and $1.8 million for the same respective periods. Software development costs of $611,000 and $412,000 were capitalized for the six months ended June 30, 2006 and 2007, respectively. Amortization of capitalized software was $931,000 and $790,000 for the same respective periods.

Pro Forma Adjustments

Prior to the Company’s recapitalization in April 2005, the Company elected to be treated as an S-corporation for federal income tax purposes and in certain states. As an S-corporation, the shareholders reported the taxable income or loss of the Company and paid the taxes associated with that income on their individual tax returns. The Company paid state income taxes in certain states that did not recognize S-corporation status. At the time of the recapitalization, the Company no longer qualified to be taxed as an S-corporation, and became subject to federal and state income taxes as a C-corporation.

The income statement reflects pro forma financial information to show what the significant effects on the historical financial information might have been had the Company not been treated as an S-corporation during 2004 and the portion of 2005 prior to April when the recapitalization occurred.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”) and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). Under SFAS 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse. In addition, in accordance with SFAS 109, a valuation allowance is required to be recognized if it is believed “more likely than not” that a deferred tax asset will not be fully realized.

Goodwill and Other Intangible Assets

The Company allocates the purchase price paid in a purchase business combination to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values considering a number of factors, including the use of an independent appraisal.

In estimating the fair value of acquired deferred revenue, the Company considers the direct cost of fulfilling the legal performance obligations associated with the liability, plus a normal profit margin. The Company amortizes its intangible assets using accelerated or straight-line methods which best approximate the proportion of future cash flows estimated to be generated in each period over the estimated useful life of the applicable asset.

Acquired intangible assets are being amortized over the following periods:

Customer relationships	5–9 years
Acquired technology	2–4 years
Acquired project management process	5 years
Trade names	One year–indefinite life
Non-compete agreements	Term of agreement

The value associated with in-process technology is written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method (“FIN 4”), when there is no alternative future use. The associated expense is included in “Research and Development” expense.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is not amortized, but instead tested for impairment at least annually. Accordingly the Company performs a goodwill impairment test as of December 31 of each year. No impairment of goodwill was recorded based upon these tests as of December 31, 2004, 2005, or 2006, as the Company assessed its fair value and determined the fair value exceeded the carrying value.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), the Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There have been no impairment charges for the years ended December 31, 2004, 2005, and 2006.

Debt Issuance Costs

Costs incurred in connection with securing the Company’s credit facility and debentures are capitalized and recorded as “Prepaid Expenses and Other Current Assets” and “Other Assets” on the consolidated balance sheets. The debt issuance costs are amortized and reflected in “Interest Expense” over the respective lives of the loans using the effective interest method.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expenses which are included within “Sales and Marketing” were approximately $461,000, $622,000, and $292,000 for the years ended December 31, 2004, 2005, and 2006, respectively. Advertising expenses were approximately $81,000 and $205,000 for the six months ended June 30, 2006 and 2007, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of the Company’s common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. While the Company accounted for stock-based compensation using the intrinsic value method described above, the Company provided pro forma disclosures in the notes to the consolidated financial statements in accordance with the requirements of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”), as if the measurement provisions of SFAS 123 had been adopted, using the fair value method.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”), which is a revision of SFAS 123, supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows (“SFAS 95”). SFAS 123R became effective for the Company for the fiscal year beginning January 1, 2006. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the “modified prospective” method, which does not require restatement of prior periods to recognize compensation cost in the

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts previously reported in the pro forma footnote disclosures. Under this transition method, stock-based compensation costs recorded in the income statement include the portion related to stock options vesting in the period for (1) all options granted prior to, but not vested as of January 1, 2006, based upon the grant date fair value previously estimated in accordance with SFAS 123, and (2) all options granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123R.

As a result of adopting SFAS 123R, the Company’s income before income taxes for the year ended December 31, 2006 is $1.7 million lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. Basic and diluted net income per share is $0.04 and $0.04 lower, respectively, for the year ended December 31, 2006, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

As of June 30, 2007, there was approximately $17.8 million of unrecognized stock-based compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 3.26 years. No option-based employee compensation cost was reflected in net income for 2004 and 2005, as all options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant. The Company did, however, have a Stock Appreciation Rights (“SAR”) plan under which the Company issued SARs to employees and recorded related compensation expense of $6.4 million and $2.7 million for those years, respectively. See Note 2 for further details of the SAR plan.

The following table illustrates the effect on net income and earnings per share if the Company had applied the provisions of SFAS 123 to options granted under the Company’s stock option plan for all periods presented prior to the adoption of SFAS 123R (in thousands, except per share data):

	Year Ended December 31
	2004	2005
Net income as reported	$27,883	$8,732
Total stock-based employee compensation expense determined under fair value-based method for all awards—net of related tax effect	(52)	(366)

Pro forma net income	$27,831	$8,366

Net income attributable to common stockholders per share, as reported:
Basic	$0.33	$0.17

Diluted	$0.33	$0.17

Pro forma net income attributable to common stockholders per share:
Basic	$0.33	$0.16

Diluted	$0.33	$0.16

For purposes of determining these pro forma net income amounts, the fair value of each option has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the respective periods:

	December 31
	2004	2005
Dividend yield	0.0%	0.0%
Expected volatility	60.0%	37.0%
Risk-free interest rate	4.0%	4.0%
Expected life (in years)	6	5

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon adoption of SFAS 123R, the Company selected the Black-Scholes option-pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The fair value of stock option awards subsequent to January 1, 2006 is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The fair value of the Company stock on the date of grant was determined by the Company’s Board of Directors in accordance with the guidance in AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Expected volatility was calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information was available. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The average expected life was determined according to the “SEC simplified method” as described in SAB No. 107, Share Based Payments (“SAB 107”), which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures.

The weighted average assumptions used in the Black-Scholes option-pricing model were as follows:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
		(unaudited)
Dividend yield	0.0%	0.0%
Expected volatility	50.0%	50.0%
Risk-free interest rate	4.5%–5.0%	4.5%–5.0%
Expected life (in years)	6	6

The following table presents the stock-based compensation expense, including that associated with SARs incurred prior to the Company’s recapitalization in 2005, included in the related financial statement line items (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
Cost of license fees	$311	$7	$—	$—	$—
Cost of consulting services	1,602	802	138	37	346
Cost of maintenance and support services	773	358	22	8	38
Research and development	1,571	848	462	215	463
Sales and marketing	1,296	379	366	135	483
General and administrative	890	327	698	271	926
Recapitalization expense	—	22,608	—	—	—

Stock-based compensation expense	$6,443	$25,329	$1,686	$666	$2,256

All of the expense recorded for 2004 and 2005 related to SARs, which represented stock-based compensation expense for awards classified and accounted for as liabilities which were settled in cash. In 2006, the Company also recorded $20,000 related to vested stock issued in lieu of directors’ fees. The stock-based compensation expense recorded in 2006 and 2007 related to stock options accounted for as equity awards. The Company recognized $0, $12.4 million, and $9,000 in tax benefits related to the stock-based compensation expense recognized in the years ended December 31, 2004, 2005, and 2006, respectively, and $9,000 and $0 in tax benefits related to the stock-based compensation expense recognized in the six months ended June 30, 2006 and 2007, respectively.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Per Share

Net income per share is computed under the provisions of SFAS No. 128, Earnings Per Share (“SFAS 128”). Basic earnings per share is computed using net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of shares issuable upon the exercise of stock options.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share data):

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
Basic earnings per share computation:
Net income (numerator)	$27,883	$8,732	$15,298	$6,485	$9,570

Weighted average common shares–basic (denominator)	84,741,320	52,910,437	39,331,894	39,240,540	39,424,238

Basic net income per share	$0.33	$0.17	$0.39	$0.17	$0.24

Diluted earnings per share computation:
Net income (numerator)	$27,883	$8,732	$15,298	$6,485	$9,570

Shares computation:
Weighted average common shares–basic	84,741,320	52,910,437	39,331,894	39,240,540	39,424,238
Effect of dilutive stock options	—	—	930,346	825,652	1,605,339

Weighted average common shares–diluted (denominator)	84,741,320	52,910,437	40,262,240	40,066,192	41,029,577

Diluted net income per share	$0.33	$0.17	$0.38	$0.16	$0.23

As of June 30, 2007, options to purchase 61,000 shares of common stock at $16.04 per share were outstanding but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average fair market value of the underlying common shares.

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in consolidated financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On January 1, 2007, the Company adopted FIN 48. See Note 12 for further discussion of the impact of FIN 48 on the Company’s consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial condition.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on its consolidated results of operations and financial condition.

2.	RECAPITALIZATION

In April 2005, the Company underwent a leveraged recapitalization and change of control transaction with an investor group which consists of New Mountain Partners II, L.P., Allegheny New Mountain Partners, L.P., and New Mountain Affiliated Investors II, L.P. (collectively “New Mountain Capital”) as follows:

•	Issued 29,079,580 shares of common stock (adjusted for the 2006, 10 for 1 stock split—see Note 14) to New Mountain Capital for $105.0 million,

•

Sold $100.0 million of Subordinated Debentures ($75.0 million to New Mountain Capital and $25.0 million to one of the selling shareholders; collectively, the “Subordinated Debentures” or the “Debentures”), and

•	Secured a $115.0 million term loan facility. See Note 10 for further discussion of debt.

The $320.0 million total proceeds described above were used as follows:

•

$273.3 million to purchase 75,682,340 shares of common stock (adjusted for the 2006, 10 for 1 stock split—see Note 14) from the selling shareholders which was the amount needed to reduce their aggregate holdings to 25% of the outstanding shares,

•	$31.0 million to holders of SARs,

•	$8.2 million to pay for the costs of the recapitalization transaction,

•	$5.8 million to pay for debt issuance costs, and

•	$953,000 to pay employee retention bonuses.

Also in connection with the transaction, the Company issued 100 shares of Series A preferred stock, par value $0.001 per share, to New Mountain Capital. Holders of the Series A preferred stock have no voting rights, but are entitled to elect a majority of the members of the Board of Directors until such time that the common stock owned by New Mountain Capital constitutes less than one-third of the outstanding common stock. New Mountain Capital’s rights to elect members to the Board of Directors are diluted as their percentage ownership of the common stock is diluted below one-third.

In September 2002, the Company granted certain employees SARs in exchange for the surrender and cancellation of the individual employees’ outstanding stock options. Vesting rights continued under the SAR plan as they were stated with each original option grant. The SAR price was set equal to the option exercise price in all cases except where the original option exercise price was in excess of $10.00, in which case those SARs were repriced to $10.00.

Prior to the recapitalization in April 2005, a SAR valuation was calculated quarterly based upon a model that utilized an eight-quarter rolling financial history. SAR compensation expense was accrued for all exercisable and vested SARs. As of December 31, 2004, there were 1,447,535 SARs outstanding and a related deferred compensation liability of $7.5 million. Compensation expense related to the SARs was $6.4 million for the year ended December 31, 2004. No SARs were granted in 2005. During 2005, as part of the recapitalization, all vested

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SARs as of April 30, 2005 were paid out at the established market value of $36.10 for a total of $31.0 million. Amounts related to SARs have not been adjusted to reflect the 2006 stock split (see Note 14).

Of the $31.0 million SAR payments made as part of the recapitalization, $23.5 million was expensed in 2005, $20.8 million of which was included as part of “Recapitalization Expenses” in the income statement and the remaining $2.7 million was included in the appropriate income statement line based upon the employees’ compensation expense. In addition, another $1.8 million was expensed at the time of the recapitalization for SAR payments to be made to executives (the “Executive SAR Payments”) over a period of time. These payments represent agreed-upon payments associated with converted and monetized unvested SARs, and do not have any vesting requirement and, therefore, became payable as a result of the recapitalization. The related expense was included in “Recapitalization Expenses.”

The following summarizes SAR-based compensation (in thousands):

SAR accrued liability at December 31, 2003	$1,026
SAR-based expenses accrued in 2004	6,443

SAR accrued liability at December 31, 2004	7,469

SAR-based expenses accrued in 2005:
SARs vested prior to recapitalization	23,522
Converted and monetized: executive SARs	1,807

25,329

Cash payments made in 2005:
SAR-based compensation payments	(30,990)
Executive SAR payments	(953)

Executive SAR payment liability at December 31, 2005	855
Cash payments made in 2006:
Executive SAR payments	(360)

Executive SAR payment liability at December 31, 2006	495
Cash payments made in 2007:
Executive SAR payments	(135)

Executive SAR payment liability at June 30, 2007 (unaudited)	$360

In addition to the SAR payments above, the Company agreed to convert employee unvested SARs outstanding into employee retention bonuses, which vest and are being expensed over the four-year period beginning May 2005. The total remaining value of these bonuses, after amounts forfeited, at June 30, 2007, was $1.6 million. Of this amount, $669,000, $807,000, and $408,000 was expensed for 2005, 2006, and the first six months of 2007, respectively, for these retention bonuses and classified in the income statement consistent with related employee labor. Of the amounts expensed, $669,000, $546,000, and $134,000 for employee retention payments remained outstanding as of December 31, 2005 and 2006, and June 30, 2007, respectively, and included in “Accounts Payable and Accrued Expenses.”

Pursuant to the terms of the recapitalization, the Company is obligated to make a payment to the selling shareholders equal to the amount of income taxes that the Company would be required to pay, but for the availability of deductions related to the SAR payments made in connection with the transaction. The amount and timing of the additional payments to the selling shareholders, which was estimated as of December 31, 2005 to

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be $12.4 million, are contingent on the use and timing of the SAR deductions to offset cash payments that would otherwise be made for income taxes. During 2006, $7.0 million of this amount was paid to the selling shareholders and the remaining obligation of $5.3 million, included in “Accrued Liability for Redemption of Stock in Recapitalization” as of December 31, 2006 was expected to be paid during 2007. During the first six months of 2007, an additional $4.8 million of this amount was paid to the selling shareholders, and the remaining obligation of $569,000 is expected to be paid during 2008.

3.	BUSINESS ACQUISITIONS

Applied Integration Management Corporation

On April 17, 2007, the Company acquired certain assets and operations of Applied Integration Management Corporation (“AIM”), a provider of consulting services for earned value management (“EVM”) systems. The results of operations of AIM have been included in the consolidated financial statements since the acquisition date.

The aggregate purchase price was $4.9 million and included cash payments through June 30, 2007 of $4.3 million, common stock valued at $500,000, and direct acquisition costs of $65,000. The value of the 38,109 common shares issued was determined by the Company’s Board of Directors in accordance with the guidance in AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

As part of the acquisition, the Company is required to pay additional cash consideration of up to $1.0 million contingent on AIM consulting services revenue meeting specified levels by April 30, 2008. As of June 30, 2007, the Company has not recorded any amount associated with this goal. The Company entered into retention arrangements with the two AIM shareholders totaling $500,000 if the individuals are employed on the one-year anniversary of the acquisition. This amount is being expensed as the requisite services are being provided.

The following table summarizes the estimated fair values of the assets acquired (in thousands (unaudited)):

Intangible assets	$1,090
Goodwill	3,775

Total purchase price, net of cash	$4,865

The components and the initial estimated useful lives of the intangible assets listed in the above table as of the acquisition date are as follows (in thousands):

	Amount	Life
	(unaudited)
Customer relationships	$540	5 years
PMWorks process	390	5 years
In-process technology	160	—

	$1,090

The PMWorks process, which is a project management methodology, is being amortized on a straight-line basis over a five-year period and the expense is included in “Cost of Consulting Services.” The customer relationships are being amortized using an accelerated amortization method over five years and the expense is included in “Sales and Marketing” expense. The $160,000 of in-process technology was written off as it had no alternative future use. The goodwill recorded in this transaction is deductible for tax purposes.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

WST Pacific Pty Ltd

On May 25, 2007, the Company acquired 100% of the outstanding common stock of WST Pacific Pty Ltd (“WSTP”), a developer of earned value management (“EVM”) software and provider of services and support resources in the EVM marketplace. The results of operations of WSTP have been included in the consolidated financial statements since the acquisition date.

The aggregate purchase price, net of $602,000 in cash acquired, was $1.1 million and included cash payments through June 30, 2007 of $500,000. A liability of $603,000 for additional consideration was accrued as of June 30, 2007. This amount was paid in July 2007. The Company has entered into retention arrangements with the two principal WSTP shareholders totaling $450,000 if the individuals are employed on the eighteen-month anniversary of the acquisition. This amount is being expensed as the requisite services are provided.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition (in thousands) (unaudited):

Accounts receivable	$586
Fixed assets	79
Deferred tax assets	90
Intangible assets	330
Goodwill	658
Other assets	30
Accounts payable	(417)
Deferred revenue	(176)
Deferred tax liability	(99)

Total purchase price, net of cash	$1,081

The components and the initial estimated useful lives of the intangible assets listed in the above table as of the acquisition date are as follows (in thousands):

	Amount	Life
	(unaudited)
Developed software	$40	3 years
Customer relationships	290	7 years

	$330

The developed software is being amortized on a straight-line basis over a three-year period and the expense is included in “Cost of Software License Fees.” The customer relationships are being amortized using an accelerated amortization method over seven years and the expense is included in “Sales and Marketing” expense. The goodwill recorded in this transaction is not deductible for tax purposes.

WST Corporation

On March 17, 2006, the Company acquired 100% of the outstanding common stock of WST Corporation (“Welcom”), a provider of project portfolio management (“PPM”) solutions, focused EVM, planning and scheduling, portfolio analysis, risk management, and project collaboration products. The results of operations of Welcom have been included in the consolidated financial statements since the acquisition date.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate purchase price, net of $685,000 in cash acquired, was $17.7 million and included cash payments through June 30, 2007 of $17.5 million, common stock valued at $548,000, and direct acquisition costs of $563,000. The value of the 69,254 common shares issued was determined by the Company’s Board of Directors in accordance with the guidance in AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

As a part of the purchase agreement, the Company is required to pay additional cash consideration of up to $2.0 million if certain operational and software license revenue goals are met during 2006. During 2006, the Company recorded $1.3 million of consideration associated with the resolution of these goals. Of that amount, $250,000 remains to be paid at June 30, 2007. During 2007, the Company adopted FIN 48 which resulted in recording a liability of $657,000 and a corresponding increase to goodwill. See Note 12 for additional information.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed, as adjusted, at the date of acquisition (in thousands):

Accounts receivable	$1,483
Current deferred tax asset	687
Prepaid and other assets	224
Fixed assets	204
Intangible assets	8,210
Goodwill	14,718
Long-term deferred tax liability	(3,722)
Other tax liabilities	(657)
Accounts payable and accrued expenses	(2,010)
Deferred revenue	(1,458)

Total purchase price, net of cash	$17,679

The components and the initial estimated useful lives of the intangible assets listed in the above table as of the acquisition date are as follows (in thousands):

	Amount	Life
Tradenames	$4,200	Indefinite
Developed software	2,150	3 years
Customer relationships	1,560	9 years
In-process technology	300	—

	$8,210

The acquired tradenames were deemed to have an indefinite life and accordingly, are not being amortized until such time that the useful life is determined to no longer be indefinite in accordance with SFAS 142. The tradenames are tested for impairment in accordance with the provisions of SFAS 142. The developed software is being amortized on a straight-line basis over a three-year period and the expense is included in “Cost of Software License Fees.” The customer relationships are being amortized using an accelerated amortization method over nine years and the expense is included in “Sales and Marketing” expense. The $300,000 of in-process technology was written off as it had no alternative future use. The goodwill recorded in this transaction is not deductible for tax purposes.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C/S Solutions

On July 24, 2006, the Company acquired 100% of the outstanding common stock of C/S Solutions, Inc. (“C/S Solutions”), a provider of business intelligence software for the EVM marketplace. The results of operations of C/S Solutions have been included with the consolidated financial statements since the acquisition date.

The aggregate purchase price, net of $75,000 in cash acquired, was $16.4 million and included cash payments through December 31, 2006 of $15.6 million, common stock valued at $371,000, and direct acquisition costs of $468,000. The value of the 36,362 common shares issued was determined by the Company’s Board of Directors in accordance with the guidance in AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition (in thousands):

Accounts receivable	$704
Prepaid and other assets	59
Intangible assets	4,380
Goodwill	14,129
Deferred tax liability	(1,544)
Accounts payable and accrued expenses	(340)
Deferred revenue	(985)

Total purchase price, net of cash	$16,403

The components and the initial estimated useful lives of the intangible assets listed in the above table as of the acquisition date are as follows (in thousands):

	Amount	Life
Developed software	$1,960	3 years
Customer relationships	2,200	7 years
Non-compete agreements	220	3 years

	$4,380

The developed software is being amortized on a straight-line basis over a three-year period and the expense is included in “Cost of Software License Fees.” The customer relationships are being amortized using an accelerated amortization method over seven years and the expense is included in “Sales and Marketing” expense. The non-compete agreements are being amortized on a straight-line basis over a three-year period and are included in “General and Administrative” expense. The goodwill recorded in this transaction is not deductible for tax purposes.

Wind2

On October 3, 2005, the Company acquired 100% of the outstanding common stock of Wind2, a software firm serving project-driven professional services firms. The results of operations of Wind2 have been included in the consolidated financial statements since the acquisition date.

The aggregate purchase price, net of $338,000 in cash acquired, was $14.3 million and included cash payments through December 31, 2005 of $13.5 million, direct acquisition costs of $462,000, and an accrued

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability for $167,000. During 2006, the Company paid $167,000 plus an additional $189,000 associated with this liability. Goodwill from the Wind2 acquisition changed during 2006 as the purchase price allocation was finalized. As part of the purchase agreement, the Company entered into retention agreements totaling $250,000 with certain key employees of Wind2. These retention bonuses are earned over a two-year period from the acquisition date, and accordingly are being expensed ratably over that period.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition (in thousands):

Accounts receivable	$784
Prepaid and other assets	96
Fixed assets	302
Intangible assets	7,576
Goodwill	6,879
Accounts payable and accrued	(713)
Deferred revenue	(586)

Total purchase price, net of cash	$14,338

The components and the initial estimated useful lives of the intangible assets listed in the above table as of the acquisition date are as follows (in thousands):

	Amount	Life
Developed software	$537	4 years
Customer relationships	6,937	7 years
Tradename	102	1 year

	$7,576

The developed software is being amortized on a straight-line basis over a four-year period and the expense is included in “Cost of Software License Fees.” The customer relationships are being amortized using an accelerated amortization method over seven years and the expense is included in “Sales and Marketing” expense. The tradename was amortized over a one-year period and is included in “General and Administrative” expense. The goodwill recorded in this transaction is deductible for tax purposes.

4.	MARKETABLE SECURITIES

The Company’s marketable securities were classified as available-for-sale. These securities were carried at estimated fair value, and unrealized gains and losses are reported as a separate component of shareholders’ deficit. All the securities were converted to cash during 2005 and accordingly none were outstanding as of December 31, 2005, 2006, or June 30, 2007.

The carrying amount of available-for-sale securities and their approximate fair market value at December 31, 2004, was as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Marketable equity securities	$2,641	$272	$—	$2,913

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following (in thousands):

	Year Ended December 31		Six Months Ended June 30, 2007
	2005	2006
			(unaudited)
Accounts receivable—billed	$20,169	$36,874	$36,953
Accounts receivable—unbilled	3,296	5,073	1,157
Allowance for doubtful accounts and sales allowances	(1,321)	(1,960)	(2,039)

Total	$22,144	$39,987	$36,071

The “Provision for Doubtful Accounts” associated with sales allowances was $185,000, $570,000 and $1.3 million for the years ended December 31, 2004, 2005, and 2006, respectively. The “Provision for Doubtful Accounts” associated with expected credit losses was $99,000, $307,000, and $718,000 for the same periods. The “Provision for Doubtful Accounts” associated with sales allowances was $598,000 and $475,000 for the six months ended June 30, 2006 and 2007, respectively. The “Provision for Doubtful Accounts” associated with expected credit losses was $322,000 and $213,000 for the same periods.

6.	PROPERTY AND EQUIPMENT

The components of “Property and Equipment, Net” consisted of the following (in thousands):

	Year Ended December 31		Six Months Ended June 30, 2007
	2005	2006
			(unaudited)
Furniture and equipment	$3,234	$3,151	$3,708
Computer equipment	8,082	9,137	11,179
Software	2,224	3,654	5,685
Leasehold improvements	2,836	3,474	3,528

Total	16,376	19,416	24,100
Less—accumulated depreciation and amortization	(11,032)	(10,840)	(13,849)

Furniture, equipment, and leasehold improvements, net	$5,344	$8,576	$10,251

Depreciation and amortization expense for the years ended December 31, 2004, 2005, and 2006 was $2.4 million, $1.8 million, and $2.5 million, respectively. Depreciation and amortization expense for the six months ended June 30, 2006 and 2007 was $1.2 million and $1.5 million, respectively.

7.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The value of goodwill is primarily derived from the acquisitions of WSTP in May 2007, AIM in April 2007, C/S Solutions in July 2006, Welcom in March 2006, Wind2 in October 2005 and Semaphore Inc. in 2000. It also includes the acquisition of certain assets of A/E Management in 2000. Goodwill from the Wind2 acquisition changed during 2006 as the purchase price allocation was finalized. The Company amortized goodwill until

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 1, 2002. In accordance with SFAS 142, the Company discontinued amortization of its goodwill beginning January 1, 2002. Per the guidelines of SFAS 142, the Company performed tests for goodwill impairment as of December 31, 2004, 2005, and 2006 and determined that there was no impairment of goodwill as the Company assessed its fair value and determined the fair value exceeded the carrying value.

The following table represents the balance and changes in goodwill for the year ended December 31, 2006 and for the six months ended June 30, 2007 (in thousands):

Balance as of December 31, 2005	$16,191
Wind2 acquisition	138
Welcom acquisition	14,061
C/S Solutions acquisition	14,129

Balance as of December 31, 2006	44,519
Welcom acquisition	657
AIM acquisition	3,775
WST Pacific acquisition	658

Balance as of June 30, 2007 (unaudited)	$49,609

During 2007, the Company adopted FIN 48 which resulted in recording a liability of $657,000 and a corresponding increase to goodwill associated with the Welcom acquisition. See Note 12 for additional information.

Other Intangible Assets

The following tables set forth information for intangible assets subject to amortization and for intangible assets not subject to amortization (in thousands):

	As of December 31, 2005			As of December 31, 2006			As of June 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
							(unaudited)
Amortized Intangible Assets
Customer relationships	$7,716	$(923)	$6,793	$11,476	$(3,165)	$8,311	$12,306	$(4,338)	$7,968
Developed software	2,532	(2,028)	504	6,942	(3,472)	3,470	7,532	(4,501)	3,031
Tradename and non-compete	102	(27)	75	322	(134)	188	322	(171)	151

Total	$10,350	$(2,978)	$7,372	$18,740	$(6,771)	$11,969	$20,160	$(9,010)	$11,150

Unamortized Intangible Assets
Tradename	$—	$—	$—	$4,200	$—	$4,200	$4,200	$—	$4,200

Total	$10,350	$(2,978)	$7,372	$22,940	$(6,771)	$16,169	$24,360	$(9,010)	$15,350

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total amortization expense for the years ended December 31, 2004, 2005, and 2006 was $445,000, $363,000, and $3.8 million, respectively. The total amortization expense for the six months ended June 30, 2006 and 2007 was $1.7 million and $2.2 million, respectively. The following table summarizes the estimated future amortization expense for the remaining six months of 2007 and years thereafter (in thousands):

Years Ending December 31
2007	$2,236
2008	3,535
2009	2,389
2010	1,385
2011	960
Thereafter	645

Total	$11,150

In accordance with SFAS 144, the Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There have been no impairment charges for the years ended December 31, 2004, 2005, 2006, and for the six months ended June 30, 2007.

8.	DEFERRED REVENUES

The Company has deferred revenues related to software licenses, services and maintenance. Deferred services and deferred maintenance generally result when the Company has received payment for services and maintenance and support that have not yet been performed. The related revenues are deferred until the services have been performed. Deferred software license revenues generally result when one or more software products included in a multiple-element arrangement have not been delivered.

During 2005, deferred revenues most commonly resulted from a multiple-element arrangement when one of the software products was undelivered and the Company lacked VSOE. In such cases, all revenue associated with the elements of the arrangement (including the services and maintenance revenues) must be deferred until all products have been delivered. The related direct costs associated with these arrangements of $2.3 million at December 31, 2005, are also deferred and presented as “Prepaid Expenses and Other Current Assets” in the consolidated balance sheets. There were no such deferred costs at December 31, 2006 or June 30, 2007.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred revenues consisted of the following (in thousands):

	Year Ended December 31		Six Months Ended June 30, 2007
	2005	2006
			(unaudited)
Deferred software license revenues	$5,118	$2,360	$1,478
Deferred consulting services revenues related to:
Prepaid and billed services revenues	6,914	12,009	9,634
Undelivered elements in software revenue arrangements	5,097	—	—
Deferred maintenance revenues related to:
Prepaid and billed maintenance revenues	9,562	12,243	14,156
Undelivered elements in software revenue arrangements	562	—	—

Total	$27,253	$26,612	$25,268

9.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following (in thousands):

	Year Ended December 31		Six Months Ended June 30, 2007
	2005	2006
			(unaudited)
Accrued wages and other employee benefits	$6,330	$7,752	$9,127
Accounts payable	1,344	5,739	4,187
Deferred rent, current	143	578	219
Other accrued expenses	8,416	14,602	14,234

Total	$16,233	$28,671	$27,767

10.	DEBT

In connection with the Company’s recapitalization in April 2005, the Company entered into a credit agreement with a syndicate of lenders led by Credit Suisse (the “Credit Agreement”). The Credit Agreement provided for a $115.0 million term loan and a $30.0 million revolving credit facility that matures on April 22, 2010. The loans accrue interest at 2.50% above the British Banker’s Association Interest Settlement Rates for dollar deposits (the “LIBO Rate”) for the term loan, and 2.50% or 1.50% above the LIBO Rate for the revolving credit facility, depending on the type of borrowing. The spread above the LIBO Rate decreases as the Company’s leverage ratio, as defined in the Credit Agreement, decreases. The Company entered into an agreement which caps the LIBO rate at 6.25% for the first $60.0 million of the term loan. This agreement expires December 31, 2007. In addition, the Credit Agreement provides for mandatory prepayments of principal based on annual cash flow and leverage levels, as well as scheduled principal repayments of 0.25% of the original term loan balance (adjusted for prepayments) each quarter through June 30, 2010. At the end of each of the three quarters ending March 31, 2011, and on April 22, 2011, a principal payment of 23.75% is due.

The loans are collateralized by substantially all of the Company’s assets and require the maintenance of certain financial covenants, including a maximum leverage ratio, minimum interest coverage, and minimum fixed charges coverage. In addition, the loans require the maintenance of certain non-financial covenants, including the delivery of financial statements within specified time periods after each quarter end. The Company

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was in compliance with all debt covenants as of December 31, 2006. In April 2007, the Company fell out of compliance due to its failure to deliver audited financial statements for the year ended December 31, 2006 by March 31, 2007. The Company’s Credit Agreement provides for a 30-day grace period before incurring an “Event of Default,” however, the Company is not allowed to draw on its credit facility during this period. The Company delivered its financial statements within the grace period. The loans are senior to the subordinated debentures also issued as part of the recapitalization (as discussed in Note 2). The Company was in compliance with all debt covenants as of June 30, 2007.

In addition to the Credit Agreement and revolving credit facility, in connection with the recapitalization the Company sold $100.0 million of Subordinated Debentures, as further discussed in Note 2. The debentures accrued interest, payable annually at 8.00% on April 15. The debentures were subject to mandatory redemption on April 22, 2015 or upon a defined change of control event. The debentures may be redeemed in whole or in part at the option of the Company for the face value being redeemed, plus interest accrued and unpaid at the redemption date. The Company, on not more than two interest payment dates, may elect to capitalize and add all or a portion of the interest payment due to the outstanding principal balance of the debentures.

In April 2006, the Company amended the Credit Agreement to obtain an additional $100.0 million under the term loan, and used these funds to repay the debentures. The amended Credit Agreement accrues interest at a modified rate of 2.25% above the LIBO Rate for the term loan, and 2.25% or 1.25% for the revolving credit facility, depending on the type of borrowing. The spread above the LIBO Rate decreases as the Company’s leverage ratio, as defined in the Credit Agreement, decreases. The amended Credit Agreement also continues to provide for mandatory prepayments of principal based on annual cash flow and leverage levels, as well as scheduled principal repayments of $538,000 each quarter through June 30, 2010. At the end of each of the three quarters ending September 30, 2010, December 31, 2010, March 31, 2011, and on April 22, 2011, a principal payment of $51.3 million is due.

At December 31, 2006, the Company had $18.0 million outstanding and $12.0 million available under its revolving credit facility. At June 30, 2007, the Company had $15.5 million outstanding and $14.5 million available under its revolving credit facility.

At December 31, 2006 and June 30, 2007, the Company was contingently liable under open standby letters of credit issued by the Company’s banks in favor of third parties. These letters of credit primarily relate to real estate lease obligations and total $1.6 million. No amounts were outstanding under these instruments at December 31, 2006 or June 30, 2007.

Costs incurred in connection with securing the original Credit Agreement and the debentures were $5.8 million in 2005, and costs incurred in connection with securing the 2006 addition to the term loan were $1.3 million in 2006. The debt issuance costs are being amortized and reflected in “Interest Expense” over the respective lives of the loans.

At December 31, 2005, December 31, 2006, and June 30, 2007, the current portion of the unamortized debt issuance costs is reflected as “Prepaid and Other Current Assets” in the consolidated balance sheets and was $847,000, $876,000, and $872,000, respectively. The noncurrent portion of the unamortized debt issuance costs for those same periods was $4.4 million, $2.6 million, and $2.2 million, respectively, and is reflected as “Other Assets” in the consolidated balance sheets. Accordingly, $580,000, $3.1 million, and $439,000 of costs were amortized during 2005, 2006, and the first six months of 2007, respectively, and recorded in “Interest Expense.” Included in the $3.1 million of costs amortized in 2006 were costs of $2.3 million associated with shareholder debt issuance costs that were accelerated upon repayment of the debentures in April 2006.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt consisted of the following (in thousands):

	Year Ended December 31		Six Months Ended June 30, 2007
	2005	2006
			(unaudited)
Secured credit agreement
Term loan	$114,425	$212,525	$211,450
Revolver	—	18,000	15,500
8% subordinated debentures	100,000	—	—

Total	214,425	230,525	226,950
Current portion of long-term debt	(1,150)	(20,150)	(17,650)

Total	$213,275	$210,375	$209,300

The following table summarizes planned and required future payments for long-term debt for the remaining six months in 2007 and the years thereafter (in thousands):

Years Ending December 31
2007	$16,575
2008	2,150
2009	2,150
2010	103,575
2011	102,500

Total	$226,950

11.	EMPLOYEE BENEFITS

401(k) Plan—The Company has a 401(k) plan covering all eligible employees. Employees are eligible to participate on their first day of employment, but are not eligible for the Company contribution until the first month following three full months of employment. Company contributions vest ratably over five years. The Board of Directors approved a discretionary contribution of 4% of eligible compensation for 2004, 2005, 2006, and the six months ended June 30, 2006 and 2007. The Company’s contribution for 2004, 2005, and 2006 was approximately $1.5 million, $1.8 million, and $2.5 million, respectively. The Company’s contribution for the six months ended June 30, 2006 and 2007 was $1.2 million and $1.5 million, respectively.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	INCOME TAXES

The (benefit) provision for income taxes consisted of the following (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
Current:
Federal	$(1,298)	$—	$6,933	$1,179	$7,561
State	292	299	940	153	962
Foreign	79	66	222	107	175

Total current	$(927)	$365	$8,095	$1,439	$8,698

Deferred:
Federal	$—	$(8,642)	$1,690	$2,563	$(2,268)
State	(190)	(821)	184	294	(307)
Foreign	—	—	—	—	60

Total deferred	(190)	(9,463)	1,874	2,857	(2,515)

(Benefit) provision for income taxes	$(1,117)	$(9,098)	$9,969	$4,296	$6,183

During 2004, the Company reached a favorable settlement with respect to the audit of its 2001 federal income tax return. In addition, during 2004 the U.S. Treasury Department issued additional guidance on accounting for deferred revenue. As a result of these two developments, the Company determined that a $1.3 million accrual for C-corporation income taxes was no longer required and therefore relieved the liability.

Prior to 2005, the Company had elected to be treated as an S-corporation. As of April 2005, the Company no longer qualified to be taxed as an S-corporation and, therefore, is being taxed as a C-corporation subsequent to that date. The Company recorded an income tax benefit of $8.9 million in 2005 related to deferred tax assets established from the S-corporation period.

The reported benefit or expense for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate of 35% to the income before income taxes as follows (in thousands):

	Year Ended December 31
	2005		2006
(Benefit) expense at statutory rate	$(127)	35.0%	$8,844	35.0%
Change resulting from:
S-corporation income	(3,227)	892.0%	—	0.0%
Recapitalization expenses	2,805	(775.2)%	—	0.0%
State taxes, net of federal benefit	(524)	144.8%	1,171	4.6%
Deferred tax asset—tax status change	(8,167)	2,257.2%	—	0.0%
Research and development tax credit	—	0.0%	(483)	(1.9)%
Foreign income taxes	66	(18.1)%	144	0.6%
Other	76	(20.5)%	293	1.2%

Total	$(9,098)	2,515.2%	$9,969	39.5%

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the significant components of the Company’s deferred tax assets and liabilities for 2005, 2006, and the six months ended June 30, 2007 (in thousands):

	Year Ended December 31		Six Months Ended June 30, 2007
	2005	2006
			(unaudited)
Deferred tax assets:
Employee compensation and benefits	$1,897	$2,604	$3,658
Allowances and other accrued liabilities	640	895	770
Deductible goodwill and purchased intangible assets	1,224	1,512	1,759
Deferred revenue	3,298	2,511	2,979
Domestic net operating loss carryforwards	3,422	—	—
Foreign net operating loss carryforwards	—	599	539
Research and development credit	—	355	—
Interest expense	1,034	—	—
Deferred rent	632	1,407	1,305
Depreciation	—	—	85
Other	24	1	3

Total deferred tax assets	$12,171	$9,884	$11,098

Deferred tax liabilities:
Depreciation	$(522)	$(127)	$—
Software development costs	(1,751)	(1,559)	(1,222)
Acquired intangibles	—	(4,239)	(3,758)
Other	(170)	(159)	(151)

Total deferred tax liabilities	(2,443)	(6,084)	(5,131)

Net deferred tax asset before allowance	9,728	3,800	5,967
Valuation allowance	—	(599)	(539)

Net deferred tax asset	$9,728	$3,201	$5,428

At December 31, 2005, the Company had net operating loss carryforwards for income tax purposes of $8.7 million primarily associated with the SAR payments made in 2005 as well as prior loss carryforwards from its acquisition of Semaphore, Inc. These loss carryforwards expire beginning in 2017 through 2025. As of June 30 , 2006, the Company used all net operating losses from prior years with the exception of $2.0 million of foreign net operating losses from the Welcom acquisition which can be carried forward indefinitely under current local tax laws. During the six months ended June 30, 2007, $200,000 of the foreign net operating loss was used.

Deferred tax assets are reduced by a valuation allowance if the Company believes it is more likely than not that some portion or all of the deferred tax asset will not be realized. Therefore, a valuation allowance of $599,000 has been recorded in 2006 with respect to the foreign net operating losses due to the history of losses and uncertainty of future income. During the six months ended June 30, 2007, the valuation allowance was reduced by $60,000 due to the reduction of the net operating loss. Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of changes in ownership pursuant to Section 382 of the Internal Revenue Code.

Effective January 1, 2007, the Company adopted the provisions of FIN 48 which clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold of

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized on the financial statements. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The adoption of FIN 48 resulted in recording a liability of $269,000 for unrecognized tax benefits, $49,000 in interest, and $46,000 for penalties associated with various federal and state income tax matters related to WST Corporation, acquired during 2006. Furthermore, the Company established a liability of $332,000 associated with certain research and development credits acquired from WST Corporation that did not meet the recognition thresholds as prescribed by FIN 48. These liabilities for unrecognized tax benefits are included in “Other Tax Liabilities”. These liabilities were recorded as an increase to goodwill in accordance with Emerging Issues Task Force No. 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination (“EITF 93-7”).

During the six months ended June 30, 2007, the liability increased $17,000 for additional interest accrued. Interest and penalties related to uncertain tax positions are recorded as part of the provision for income taxes. In addition, future changes in the above described unrecognized tax benefits will reduce goodwill and have no impact on the effective tax rate. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next twelve months.

The Company files income tax returns, including returns for its subsidiaries with federal, state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to examination for the years before 2003. Currently, the Company is not under audit in any major jurisdictions.

13.	OTHER (EXPENSE) INCOME

Other (expense) income was comprised of the following (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2004	2005	2006	2006	2007
				(unaudited)
(Loss) gain on foreign currency	$(42)	$(18)	$56	$4	$25
(Loss) gain on investments	(90)	256	—	—	—
Miscellaneous income	—	—	26	4	10

Total other (expense) income	$(132)	$238	$82	$8	$35

14.	SHAREHOLDERS’ DEFICIT

Preferred Stock—The Company’s Board of Directors has the authority, without further action by the shareholders, to issue preferred stock in one or more series and to fix the terms and rights of the preferred stock. Such actions by the Board of Directors could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of the Company or make removal of management more difficult. At the time of the 2005 recapitalization, there were 2,000,000 shares authorized with a par value of $0.001 per share. As discussed in Note 2, there were 100 shares issued and outstanding as part of the 2005 recapitalization transaction.

Common Stock—During 2004 and 2005, prior to the Company’s recapitalization, the Board of Directors approved cash distributions to shareholders of $34.1 million and $28.5 million, respectively. As discussed in Note 2, the Company entered into a recapitalization transaction during 2005 in which 75,682,340 shares were redeemed and 29,079,580 were issued to new investors. Subsequent to the recapitalization, the Board of Directors approved the purchase of an additional 1,022,880 shares by certain key executives of the Company for a price equal to the $3.61 value established during the recapitalization.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Capital Stock—In April 2007, in conjunction with the Company’s conversion from a Virginia to a Delaware corporation, the Company authorized additional shares of capital stock to include a total of 200,000,000 shares, par value $0.001 per share of common stock, 100 shares, par value $0.001 per share Class A Common Stock and 5,000,000 shares, par value $0.001 per share of preferred stock. At the effective date of the conversion, each of the 100 shares of Series A Preferred Stock outstanding just prior to the conversion, were converted into 100 shares of Class A Common Stock.

Stock Split—In January 2006, the Company distributed 10 for 1 stock splits effected in the form of a 9 for 1 stock dividend, distributable on January 26, 2006 to shareholders of record on that day. Previously authorized but unissued shares were used to effect these dividends. All share and per share amounts for all periods presented have been adjusted to reflect the stock split. Amounts related to SARs outstanding in prior years have not been adjusted to reflect the stock split.

Employee Stock Purchase Program—In April 2007, the Company’s Board of Directors adopted an Employee Stock Purchase Program (the “ESPP”) to provide eligible employees an opportunity to purchase up to 750,000 shares of the Company’s common stock through accumulated payroll deductions. The ESPP will be effective at such time that the Company consummates an initial public offering of its common stock. The per share price of common stock purchased pursuant to the ESPP shall be 90% of the fair market value of a share of common stock on (i) the first day of an offering period, or (ii) the date of purchase, whichever is lower.

15.	STOCK PLANS

The Company maintains a stock option plan (the “2005 Plan”) pursuant to which the Company may grant options to purchase 6,310,000 shares of common stock to directors and employees.

In April 2007, the Company’s Board of Directors approved a new Stock Incentive and Award Plan (the “2007 Plan”) that provides for the ability of the Company to grant up to 1,840,000 new stock incentive awards or options including Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Dividend Equivalent Rights, Performance Units, Performance Shares, Performance-based Restricted Stock, Share Awards, Phantom Stock and Cash Incentive Awards. The aggregate number of shares reserved and available for grant and issuance pursuant to the 2007 Plan shall be increased automatically on January 1 of each year commencing on January 1, 2008, in an amount equal to 3% of the total number of shares of the Company issued and outstanding on December 31 of the immediately preceding calendar year unless otherwise reduced by the Board of Directors. Options and awards issued under the 2007 Plan are not subject to the same shareholder’s agreement as the 2005 Plan which restricts how and when shares may be sold. Concurrent with the approval of the 2007 Plan, the 2005 Plan was terminated for purposes of future grants.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the activity of all the Company’s stock option plans from January 1, 2004 to June 30, 2007:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2004	58,030	$1.37
Options granted	—	—
Options canceled	(27,750)	1.00
Options exercised	—	—

Options outstanding at December 31, 2004	30,280	1.19
Options granted	3,017,560	3.93
Options canceled	(44,130)	3.61
Options exercised	—	1.19

Options outstanding at December 31, 2005	3,003,710	3.94
Options granted	1,639,696	10.28
Options forfeited	(38,105)	3.61
Options exercised	(3,463)	3.61

Options outstanding at December 31, 2006	4,601,838	6.20
Options granted	1,388,000	13.36
Options forfeited	(59,177)	8.97
Options exercised	—	—

Options outstanding at June 30, 2007 (unaudited)	5,930,661	$7.84

The weighted average grant date fair value of all options granted was $1.35 and $5.58 for the years ended December 31, 2005 and 2006, respectively, and $4.86 and $7.24 for the six months ended June 30, 2006 and 2007, respectively. No options were granted during 2004. The total intrinsic value of options exercised during 2006 was approximately $23,000. In addition, the total cash received for options exercised was $13,000 during 2006. No options were exercised during 2004 and 2005 or for the six months ended June 30, 2007. The stock options exercised during 2006 were issued from previously authorized common stock.

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option vesting activity for the year ended December 31, 2006 and the six months ended June 30, 2007:

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested shares as of January 1, 2006	3,003,710	$1.35
Options granted	1,639,696	5.58
Options forfeited	(38,105)	1.40
Options vested	(749,195)	1.35

Nonvested shares as of December 31, 2006	3,856,106	3.15
Options granted	1,388,000	7.24
Options forfeited	(59,177)	4.83
Options vested	(872,473)	2.57

Nonvested shares as of June 30, 2007 (unaudited)	4,312,456	$4.61

Stock options are granted at the discretion of the Board of Directors and expire 10 years from the date of the grant. Options generally vest over a four-year period based upon required service conditions. No options have performance or market conditions. The Company calculates the pool of additional paid-in capital associated with excess tax benefits using the “simplified method” in accordance with FASB Staff Position No. 123(R)-3, as Amended (“FSP 123(R)-3”). At June 30, 2007 there were 1,604,500 options available for future grant under the 2007 Plan.

Under the 2005 Plan, each option holder is required to execute a shareholder’s agreement, among other conditions, prior to being deemed the holder of, or having rights with respect to, any shares of the Company’s common stock. In accordance with the shareholder’s agreement, shareholders which are party to the agreement are entitled to participate proportionately in an offering of common stock by New Mountain Capital. Shareholders can only sell in conjunction with such an offering by New Mountain Capital and not at any other time. If the number of shares of common stock which the option holder is entitled to sell in the offering exceeds the number of shares of common stock held by the option holder, any options held by the option holder (including unvested options) may be exercised to the extent of the excess. A shareholder may choose any combination of shares and options (if vested) in determining the securities the shareholder will sell in the public or private offering. Any unvested options may only be exercised to the extent there is an amount of securities that such shareholder may sell that has not been covered by shares or vested options. Options not sold in the offering continue to be subject to normal vesting requirements.

The following table summarizes information regarding stock options exercisable and stock options vested and expected to vest as of June 30, 2007 (in thousands, except share data):

	Stock Options Exerciseable	Stock Options Vested and Expected to Vest
	(unaudited)	(unaudited)
Stock options outstanding	1,618,205	5,758,163
Weighted average exercise price	$4.84	$7.73
Aggregate intrinsic value	$18,146	$47,442
Weighted average remaining contractual life (in years)	8.37	8.51

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2006, the Board of Directors reassessed the estimated fair value of certain stock options previously granted during the first ten months of 2006. As a result of the reassessment, stock option awards granted to 24 employees and directors were determined to have been made at exercise prices below the reassessed fair value on the date of grant. As a result, those options were modified to increase the exercise price to be equal to the revised assessment of the fair value on the date of grant. No incremental compensation cost resulted from the modifications.

16.	RELATED-PARTY TRANSACTIONS

Pursuant to the recapitalization agreement discussed in Note 2, New Mountain Capital receives $500,000 annually as an advisory fee for providing ongoing management, financial and investment banking services to the Company. New Mountain Capital is also entitled to receive transaction fees equal to 2% of the transaction value of each significant transaction directly or indirectly involving the Company or any of its controlled affiliates, including, but not limited to, acquisitions, dispositions, mergers, or other similar transactions, debt, equity or other financing transactions, public or private offerings of the Company’s securities and joint ventures, partnerships and minority investments. Transaction fees are payable upon the consummation of a significant transaction. No fee is payable for a transaction with a value of less than $25.0 million. In 2005, the Company incurred $333,000 in advisory fees and a transaction fee of $3.6 million to New Mountain Capital related to the recapitalization of the Company. In 2006, the Company incurred $500,000 in advisory fees and a $2.0 million transaction fee to New Mountain Capital. The $2.0 million transaction fee to New Mountain Capital was in connection with the Company’s debt refinancing. In the first six months of 2007, the Company incurred $250,000 in advisory fees. New Mountain Capital agreed to waive advisory fees for the third quarter of 2007 and for subsequent periods upon completion of an initial public offering.

In 2005, the Company paid $20,000 to a non-employee member of the Company’s Board of Directors for consulting services.

17.	COMMITMENTS AND CONTINGENCIES

Office Space Leases—The Company leases office space under noncancelable operating leases. Minimum rental expense is recognized on a straight-line basis over the term of the lease, regardless of when payments are due. Rent expense was approximately $4.4 million, $4.7 million, and $5.7 million for the years ended December 31, 2004, 2005, and 2006, respectively. Rent expense was approximately $2.6 million and $3.1 million for the six months ended June 30, 2006 and 2007. The Company does not sublease any of its leased space.

The following table summarizes future minimum operating lease payments for the remaining six months of 2007 and the years thereafter (in thousands):

Years Ending December 31
2007	$3,181
2008	6,063
2009	5,810
2010	5,536
2011	3,890
Thereafter	899

Total	$25,379

DELTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Matters—The Company is involved in a claim and legal proceeding arising from its normal operations. The Company is contesting the matter, and in the opinion of management, the ultimate resolution of the legal proceeding will not have a material adverse effect on the financial position or the future operating results and cash flows of the Company.

At December 31, 2006, the Company was contingently liable under open standby letters of credit issued by the Company’s banks in favor of third parties. These letters of credit primarily relate to real estate lease obligations and total $1.6 million. No amounts were outstanding under these instruments at December 31, 2006.

Guarantees—The Company provides indemnifications to customers against intellectual property infringement claims made by third parties arising from the use of the Company’s software products. Due to the nature of the indemnifications provided, the Company cannot estimate the fair value nor determine the total nominal amount of the indemnifications, if any. Estimated losses for such indemnifications are evaluated under SFAS No. 5, Accounting for Contingencies (“SFAS 5”), as interpreted by FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (“FIN 45”). The Company has secured copyright registrations for its own software products with the U.S. Patent and Trademark Office, and is provided intellectual property infringement indemnifications from its third-party partners whose technology may be embedded or otherwise bundled with the Company’s software products. Therefore, the Company considers the probability of an unfavorable outcome in an intellectual property infringement case relatively low. The Company has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications.

Product Warranty—The Company’s standard software license agreement includes a warranty provision for software products. The Company generally warrants for the first 90 days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer system. The Company provides for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date, the Company has not had any material costs associated with these warranties.

18.	SEGMENT INFORMATION

The Company operates as one reportable segment as the Company’s principal business activity relates to selling project-based software solutions and implementation services. The Company’s chief operating decision maker, the Chief Executive Officer, evaluates the performance of the Company based upon software license revenues, consulting services and maintenance revenues.

The Company’s products and services are sold primarily in the United States, but also include sales through direct and indirect sales channels in other countries, primarily in Canada and Europe. Less than 5% of the Company’s revenues are generated from sales outside of the United States. As of December 31, 2006 and June 30, 2007, the Company had $560,000 and $739,000, respectively, of long-lived assets held outside of the United States.

No single customer accounted for more than 10% of the Company’s revenue for the years ended December 31, 2004, 2005, and 2006, or for the six months ended June 30, 2006 and 2007.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq Global Market fee.

Item	Amount
Securities and Exchange Commission registration fee		$6,140
NASD filing fee		20,500
The Nasdaq Global Market fee		5,000
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

The Registrant will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein. Our certificate of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VI of our certificate of incorporation eliminates the personal liability of a director to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our shareholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

The above discussion of Section 145 of the Delaware General Corporation Law and of our amended certificate of incorporation and bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the Delaware General Corporation Law, our certificate of incorporation and our bylaws.

As permitted by Section 145 of the Delaware General Corporation Law, we carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

In addition, the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides that the underwriters will indemnify us and our executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

During the three year period preceding the date of the filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act, Regulation D under the Securities Act as transactions by an issuer not involving a public offering or Rule 701 under the Securities Act as transactions pursuant to written compensatory benefit plans and contracts relating to compensation with our employees. The recipients of securities acquired pursuant to an exemption from registration under Section 4(2) of the Securities Act were accredited investors. The following information reflects our 9:1 stock dividend on January 26, 2006 and our share price adjustment from $7.22 per share to $9.00 per share with respect to certain stock purchases made.

No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting the transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

•

On April 22, 2005, in connection with the recapitalization, we issued 91.40 shares of our Class A common stock to New Mountain Partners II, L.P. for an aggregate purchase price of $91.40, 7.03 shares of our Class A common stock to Allegheny New Mountain Partners, L.P. for an aggregate purchase price of $7.03 and 1.57 shares of our Class A common stock to New Mountain Affiliated Investors II, L.P. for an aggregate purchase price of $1.57.

•

On April 22, 2005, in connection with the recapitalization, we issued 26,579,510 shares of our common stock to New Mountain Partners II, L.P. for an aggregate purchase price of $95,972,701.60, 2,043,150 shares of our common stock to Allegheny New Mountain Partners, L.P. for an aggregate purchase price of $7,377,355.97 and 456,920 shares of our common stock to New Mountain Affiliated Investors II, L.P. for an aggregate purchase price of $1,649,842.43.

•

On April 22, 2005, in connection with the recapitalization, we issued $68,551,995 in aggregate principal amount of our 8% subordinated debentures due 2015 to New Mountain Partners II, L.P., $5,269,545 in aggregate principal amount of our 8% subordinated debentures due 2015 to Allegheny New Mountain Partners, L.P. and $1,178,460.00 in aggregate principal amount of our 8% subordinated debentures due 2015 to New Mountain Affiliated Investors II, L.P.

•	On April 22, 2005, in connection with the recapitalization, we issued $25,000,000 in aggregate principal amount of our 8% subordinated debentures due 2015 to Kenneth E. deLaski.

•

On April 22, 2005 and in connection with the recapitalization transaction, we issued an aggregate of 634,210 shares of our common stock for an aggregate purchase price of $2,289,498.10 to the following members of our management or affiliated trusts: Babette J. Aller, Timothy J. Bailey, Eric J. Brehm, Eric Brown, Brian E. Daniell, Scott A. DeFusco, Timothy K. Hannon, Catherine R. Henry, Cynthia S. Kalkwarf, Patricia A. Kelly, Douglas P. Kern, Michael D. Klaus, Richard A. Miller, III, Edward G. Muldrow, David P. Sample, Michael A. Scopa, Stephen F. Seaman Jr., Elizabeth C. Waksmunski, Cherryl A. Watson, Debra K. White, Richard S. Wilkinson and Jeffrey K. Woerner.

•	On July 20, 2005, we granted options to purchase 900,270 shares of our common stock at exercise prices of $3.61 and $7.22 per share to Kevin T. Parker under our 2005 Stock Option Plan.

•	On August 2, 2005, we granted options to purchase 55,400 shares of our common stock at an exercise price of $3.61 per share to Nanci E. Caldwell and Albert A. Notini under our 2005 Stock Option Plan.

•	On October 3, 2005, we issued 69,230 shares of our common stock to David W. Marvin for an aggregate purchase price of $249,920.30 in connection with our acquisition of Wind2 Software, Inc.

•	On October 10, 2005, we issued 20,770 shares of our common stock to Scott K. Schneider at an aggregate purchase price of $74,979.70 in connection with our acquisition of Wind2 Software, Inc.

•	On November 3, 2005, we granted options to purchase 2,061,890 shares of our common stock at exercise prices of $3.61 and $7.22 per share to certain employees under our 2005 Stock Option Plan.

•

On December 1, 2005, we issued 41,550 shares of our common stock to Nanci E. Caldwell for an aggregate purchase price of $149,995.50 and 34,620 shares of our common stock to Albert A. Notini for an aggregate purchase price of $124,978.20.

•	On December 15, 2005, we issued 84,000 shares of our common stock to James C. Reagan for an aggregate purchase price of $303,240.00.

•	On December 29, 2005, we issued 138,500 shares of our common stock to Kevin T. Parker for an aggregate purchase price of $499,985.00.

•	On January 17, 2006, we issued 27,700 shares of our common stock to William D. Clark for an aggregate purchase price of $99,997.00.

•

On January 26, 2006, we granted options to purchase 62,330 shares of our common stock at an exercise price of $7.22 per share to Michael L. Angles, Sean M. Hickey, Michael A. Scopa, Eric Brown and Richard S. Wilkinson under our 2005 Stock Option Plan. In December 2006, the exercise price of these options was adjusted to $7.91 per share.

•

On March 9, 2006, we granted options to purchase 302,500 shares of our common stock at an exercise price of $7.22 per share to Carolyn J. Parent, Jennifer Felix, Laurie Powers, Caroline Proctor, Charlie Ungashick and Bill Doyle under our 2005 Stock Option Plan. In December 2006, the exercise price of these options was adjusted to $7.91 per share.

•

On March 17, 2006, we issued 34,627 shares of our common stock to Anthony P.G. Welsh for an aggregate purchase price of $250,006.94 and 34,627 shares of our common stock to Stephen C. Cook for an aggregate purchase price of $250,006.94 in connection with our acquisition of WST Corporation d/b/a Welcom.

•

On April 26, 2006, we granted options to purchase 22,000 shares of our common stock at an exercise price of $7.22 per share to John Pitsenberger and Jordan Stewart under our 2005 Stock Option Plan. In December 2006, the exercise price of these options was adjusted to $8.41 per share.

•

On May 30, 2006, we granted options to purchase 125,000 shares of our common stock at an exercise price of $7.22 per share to David R. Schwiesow under our 2005 Stock Option Plan. In December 2006, the exercise price of these options was adjusted to $9.00 per share.

•	On June 2, 2006, we issued 55,555 shares of our common stock to Kathleen deLaski Grubb for an aggregate purchase price of $499,995.00.

•

On June 2, 2006, we granted options to purchase 113,100 shares of our common stock at an exercise price of $7.22 per share to Kathleen deLaski, Joseph M. Kampf and Janet R. Perna under our 2005 Stock Option Plan. In December 2006, the exercise price of these options was adjusted to $9.00 per share.

•	On June 5, 2006, we issued 11,110 shares of our common stock to Janet R. Perna for an aggregate purchase price of $99,999.00.

•	On June 16, 2006, we issued 11,110 shares of our common stock to David R. Schwiesow for an aggregate purchase price of $99,990.00.

•	On June 28, 2006, we issued 27,777 shares of our common stock to Joseph M. Kampf for an aggregate purchase price of $249,993.00.

•

In June 2006, we issued 2,222 shares of our common stock to Joseph M. Kampf as a result of his election in June 2006 to receive his annual retainer of $20,000 in shares of our common stock at a price of $9.00 per share. The number of shares issued reflects our share price adjustment from $7.22 per share to $9.00 per share with respect to this issuance.

•

On July 24, 2006, we issued 18,181 shares of our common stock to Gary W. Troop and 18,181 shares of our common stock to James H. Price, each for an aggregate purchase price of $199,991.00, in connection with our acquisition of C/S Solutions, Inc.

•

On October 23, 2006, we granted options to purchase 200,000 shares of our common stock at an exercise price of $10.19 per share to Ashley Dunn, Lee Evans, Rachel Hammes, Rajeev Kumar, Richard M. Lowenstein, Greg Mancusi-Ungano and Susan Warner under our 2005 Stock Option Plan. In December 2006, the exercise price of these options was adjusted to $11.48 per share.

•	On November 3, 2006, we issued 3,463 shares of our common stock to Alicia Townes upon the exercise of stock options held by Ms. Townes at an exercise price of $3.61 per share.

•	On November 20, 2006, we granted options to purchase 494,100 shares of our common stock at an exercise price of $11.48 per share to certain employees under our 2005 Stock Option Plan.

•	On November 21, 2006, we granted options to purchase 191,000 shares of our common stock at an exercise price of $11.48 per share to certain employees under our 2005 Stock Option Plan.

•	On December 4, 2006, we granted options to purchase 150,666 shares of our common stock at an exercise price of $11.48 per share to certain employees and directors under our 2005 Stock Option Plan.

•	On January 9, 2007, we granted options to purchase 40,000 shares of our common stock at an exercise price of $12.24 to David Kirby and David Spille under our 2005 Stock Option Plan.

•	On January 15, 2007, we issued 3,000 shares of our common stock to Holly C. Kortright for an aggregate purchase price of $36,720.

•	On January 19, 2007, we granted options to purchase 27,500 shares of our common stock at an exercise price of $12.24 to certain employees and directors under our 2005 Stock Option Plan.

•	On February 5, 2007, we granted options to purchase 17,000 shares of our common stock at an exercise price of $13.05 per share to Ron Ritsick and Tom Vandervort under our 2005 Stock Option Plan.

•

On February 21, 2007, we granted options to purchase 77,500 shares of our common stock at an exercise price of $13.10 to Nanci E. Caldwell, Kathleen deLaski, Joseph M. Kampf, Albert A. Notini and Janet R. Perna under our 2005 Stock Option Plan.

•	On March 9, 2007, we granted options to purchase 24,000 shares of our common stock at an exercise price of $13.10 to Salman Ahmad, Tim Clamp and Paveen Varma under our 2005 Stock Option Plan.

•	On March 15, 2007, we granted options to purchase 700,000 shares of our common stock at an exercise price of $13.10 to certain employees under our 2005 Stock Option Plan.

•	On April 3, 2007, we granted options to purchase 245,500 shares of our common stock at an exercise price of $13.12 per share to certain employees under our 2005 Stock Option Plan.

•

On April 17, 2007, we issued 38,109 shares of our common stock to SCOTT-PATLAN, Inc. for an aggregate purchase price of $499,990.08, in connection with our acquisition of certain assets of Applied Integration Management Corporation.

•

On May 14, 2007, we granted options to purchase 100,000 shares of our common stock at an exercise price of $14.43 per share to Warren Brown, Kim Pilman, Ron Slusher, Jay Sweda, Grey Sybersma and Sarah Tuchler under our 2007 Plan.

•

On May 18, 2007, we granted options to purchase 74,500 shares of our common stock at an exercise price of $14.43 per share to Mary Basile, Vickie Bradley, Teresa Siccama, Shirley Tang and Luang Vu under our 2007 Plan.

•

On June 11, 2007, we granted options to purchase 61,000 shares of our common stock at an exercise price of $16.04 per share to Jennifer Bayat, Mike Bolton, Jamie Forgan, Greg Powers, Mike Pulkowski and Tom Scuteri under our 2007 Plan.

•	On July 10, 2007, we granted options to purchase 176,500 shares of our common stock at an exercise price of $16.05 per share to certain employees under our 2007 Plan.

•	On July 19, 2007, we issued 3,115 shares of our common stock to Richard P. Lowrey for an aggregate purchase price of $49,995.75.

•	On August 6, 2007, we granted options to purchase 388,950 shares of our common stock at an exercise price of $16.12 per share to certain employees under our 2007 Plan.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement*

2.1	Recapitalization Agreement, effective as of December 23, 2004, by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc., the shareholders of Deltek Systems, Inc. and Kenneth E. deLaski, as shareholders’ representative

2.2	Amendment No. 1, dated as of March 14, 2005, to the Recapitalization Agreement by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc., the shareholders of Deltek Systems, Inc. and Kenneth E. deLaski, as shareholders’ representative

2.3	Amendment No. 2, dated as of April 21, 2005, to the Recapitalization Agreement by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc., the shareholders of Deltek Systems, Inc. and Kenneth E. deLaski, as shareholders’ representative

2.4	Advisory Agreement, dated as of April 22, 2005, between Deltek Systems, Inc. and New Mountain Capital, L.L.C.

3.1	Certificate of Incorporation of Deltek, Inc.

3.2	Bylaws of Deltek, Inc.

4.1	Specimen Common Stock Certificate

4.2	Specimen Class A Common Stock Certificate

4.3	Investor Rights Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc., New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P. and the persons listed on the signature pages thereto

4.4	Management Rights Letter, dated April 22, 2005, between New Mountain Partners II, L.P. and Deltek Systems, Inc.

Exhibit Number	Description of Documents
4.5	Management Rights Letter, dated April 22, 2005, between Allegheny New Mountain Partners, L.P. and Deltek Systems, Inc.

4.6	Amendment No. 1 to Investor Rights Agreement, dated as of August 10, 2007

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP*

9.1	Shareholders’ Agreement, dated as of April 22, 2005, among Deltek Systems, Inc., the deLaski Shareholders and the persons listed on the signature pages thereto (and for purposes of Sections 3.3 and 3.4, New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P. and Allegheny New Mountain Partners, L.P.)

9.2	Form of Joinder Agreement to the Shareholders’ Agreement

9.3	Form of Director Shareholder’s Agreement

9.4	Form of 2005 Optionee Shareholder’s Agreement

9.5	Joinder Agreement to the Shareholder’s Agreement between Kevin T. Parker and Deltek Systems, Inc., dated December 29, 2005

9.6	Amendment No. 1 to Shareholder’s Agreement between Deltek Systems, Inc. and Joseph M. Kampf, dated September 14, 2006

9.7	Form of 2007 Optionee Shareholder’s Agreement

9.8	Form of Amendment to Director Shareholder’s Agreement

9.9	Form of Amendment No. 1 to Shareholder’s Agreement

10.1	2006 Employee Incentive Compensation Program*

10.2	2007 Stock Incentive and Award Plan

10.3	Amended and Restated 2005 Stock Option Plan

10.4	Deltek, Inc. Employee Stock Purchase Plan

10.5	Executive Employment Agreement between Deltek Systems, Inc. and Kenneth E. deLaski dated April 22, 2005

10.6	Employment Agreement between Kevin T. Parker and Deltek Systems, Inc., dated June 16, 2005

10.7	First Stock Option Agreement between Kevin T. Parker and Deltek Systems, Inc., dated September 28, 2006

10.8	Second Stock Option Agreement between Kevin T. Parker and Deltek Systems, Inc., dated September 28, 2006

10.9	Employment Offer Letter between James C. Reagan and Deltek Systems, Inc., dated October 6, 2005

10.10	First Stock Option Agreement between James C. Reagan and Deltek Systems, Inc., dated November 3, 2005

10.11	Second Stock Option Agreement between James C. Reagan and Deltek Systems, Inc., dated November 3, 2005

10.12	Employment Offer Letter between David R. Schwiesow and Deltek Systems, Inc., dated May 8, 2006

10.13	First Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated December 20, 2006

Exhibit Number	Description of Documents

10.14	Amendment to Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated December 20, 2006

10.15	Second Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated December 20, 2006

10.16	Third Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated January 24, 2007

10.17	Employment Offer Letter between William D. Clark and Deltek Systems, Inc., dated October 6, 2005

10.18	First Stock Option Agreement between William D. Clark and Deltek Systems, Inc., dated November 3, 2005

10.19	Second Stock Option Agreement between William D. Clark and Deltek Systems, Inc., dated November 3, 2005

10.20	Employment Offer Letter between Richard M. Lowenstein and Deltek Systems, Inc, dated May 26, 2006

10.21	Employment Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated June 26, 2006

10.22	First Stock Option Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated December 20, 2006

10.23	Amendment to Stock Option Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated December 20, 2006

10.24	Second Stock Option Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated December 20, 2006

10.25	Employment Offer Letter between Carolyn J. Parent and Deltek Systems, Inc., dated February 8, 2006

10.26	First Stock Option Agreement between Carolyn J. Parent and Deltek Systems, Inc., dated December 20, 2006

10.27	Amendment to Stock Option Agreement between Carolyn J. Parent and Deltek Systems, Inc., dated December 20, 2006

10.28	Second Stock Option Agreement between Carolyn J. Parent and Deltek Systems, Inc., dated December 20, 2006

10.29	Employment Offer Letter between Holly C. Kortright and Deltek Systems, Inc., dated September 25, 2006

10.30	Stock Option Agreement between Holly C. Kortright and Deltek Systems, Inc., dated December 20, 2006
10.31	Second Stock Option Agreement between Holly C. Kortright and Deltek, Inc., dated May 24, 2007

10.32	Form of Stock Option Agreement between Eric J. Brehm and Deltek Systems, Inc.

10.33	Notice of First Stock Option Grant between Eric J. Brehm and Deltek Systems, Inc., dated November 3, 2005

10.34	Notice of Second Stock Option Grant between Eric J. Brehm and Deltek Systems, Inc., dated November 3, 2005

10.35	Form of Stock Option Agreement between Richard P. Lowrey and Deltek Systems, Inc.

Exhibit Number	Description of Documents

10.36	Notice of First Stock Option Grant between Richard P. Lowrey and Deltek Systems, Inc., dated November 3, 2005

10.37	Notice of Second Stock Option Grant between Richard P. Lowrey and Deltek Systems, Inc., dated November 3, 2005

10.38	Stock Option Agreement between Richard P. Lowrey and Deltek, Inc., dated May 24, 2007

10.39	Stock Appreciation Rights Agreement between Richard P. Lowrey and Deltek Systems, Inc., dated January 31, 2004

10.40	Amendment to Stock Appreciation Rights Agreement between Richard P. Lowrey and Deltek Systems, Inc., dated May 24, 2004

10.41	Form of Director Stock Option Agreement issued under the Amended and Restated 2005 Stock Option Plan

10.42	Form of Amendment to Director Stock Option Agreement

10.43	Form of Director Stock Option Agreement issued under the Amended and Restated 2005 Stock Option Plan (one-year vesting)

10.44	Non-Competition Agreement, dated as of February 8, 2006, between Carolyn J. Parent and Deltek Systems, Inc.

10.45	Non-Competition Agreement, dated as of April 22, 2005, between Kenneth E. deLaski and Deltek Systems, Inc.

10.46	Non-Competition Agreement, dated as of April 22, 2005, between Donald deLaski and Deltek Systems, Inc.

10.47	Recourse Promissory Note between Joseph M. Kampf and Deltek Systems, Inc., dated June 2, 2006

10.48	Release Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc. and the shareholders listed on the signature pages thereto

10.49	Form of Officer Stock Purchase Agreement

10.50	Form of Director Stock Purchase Agreement

10.51	Form of Share Price Adjustment Agreement

10.52	Director Invitation Letter between Nanci E. Caldwell and Deltek Systems, Inc., dated August 2, 2005

10.53	Director Invitation Letter between Kathleen deLaski and Deltek Systems, Inc., dated April 3, 2006

10.54	Director Invitation Letter between Joseph M. Kampf and Deltek Systems, Inc., dated April 3, 2006

10.55	Director Invitation Letter between Albert A. Notini and Deltek Systems, Inc., dated August 2, 2005

10.56	Credit Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc., as borrower, the other lenders signatory thereto, and Credit Suisse First Boston, as lender, lead arranger, administrative and collateral agent

10.57	Amendment No. 1 to Credit Agreement, dated as of August 12, 2005, by and among Deltek Systems, Inc., as borrower, the lenders signatory thereto and Credit Suisse, as lender, administrative agent and collateral agent

10.58	Incremental Term Loan Assumption Amendment No. 2 to Credit Agreement, dated as of April 28, 2006 by and among Deltek Systems, Inc., as borrower, the lenders signatory thereto and Credit Suisse, as lender, administrative agent and collateral agent

Exhibit Number	Description of Documents

10.59	Guarantee and Collateral Agreement, dated as of April 22, 2005, among Deltek Systems, Inc., the subsidiaries of Deltek Systems, Inc. signatories thereto and Credit Suisse First Boston, as collateral agent

10.60	Supplement No. 1 to Guarantee and Collateral Agreement, dated as of October 3, 2005, among Deltek Systems, Inc., the subsidiary guarantors signatory thereto and Credit Suisse, as collateral agent

10.61	Supplement No. 2 to Guarantee and Collateral Agreement, dated as of March 17, 2006, among Deltek Systems, Inc., the subsidiary guarantors signatory thereto and Credit Suisse First Boston as collateral agent

10.62	Supplement No. 3 to Guarantee and Collateral Agreement, dated as of July 24, 2006, among Deltek Systems, Inc., the subsidiary guarantors signatory thereto and Credit Suisse, as collateral agent

10.63	Consent and Waiver to Credit Agreement, dated as of April 13, 2006 among Deltek Systems, Inc., the lenders signatory thereto and Credit Suisse, as administrative agent for the lenders

10.64	Subsidiary Trademark Security Agreement, dated as of July 21, 2006 between C/S Solutions, Inc. as subsidiary guarantor and Credit Suisse, as collateral agent

10.65	Subsidiary Trademark Security Agreement, dated as of May 1, 2006 between WST Corporation as subsidiary guarantor and Credit Suisse, as collateral agent

10.66	Subsidiary Trademark Security Agreement, dated as of October 14, 2005 between Wind2 Software, Inc., as subsidiary guarantor and Credit Suisse, as collateral agent

10.67	Subsidiary Copyright Security Agreement, dated as of October 14, 2005 between Wind2 Software, Inc., as subsidiary guarantor and Credit Suisse, as collateral agent

10.68	Amendment to Employment Agreement between Kevin T. Parker and Deltek, Inc., dated April 7, 2007

10.69	Amendment to Employment Offer Letter between James C. Reagan and Deltek, Inc., dated May 2, 2007

10.70	Employment Letter Agreement between Richard P. Lowrey and Deltek, Inc., dated May 2, 2007

10.71	Employment Letter Agreement between Eric Brehm and Deltek, Inc., dated May 2, 2007

10.72	Employment Letter Agreement between Carolyn J. Parent and Deltek, Inc., dated May 2, 2007

10.73	Amendment to Employment Letter Agreement between William D. Clark and Deltek, Inc., dated May 2, 2007

10.74	Amendment to Employment Letter Agreement between Holly Kortright and Deltek, Inc., dated May 2, 2007

10.75	Amendment to Employment Letter Agreement between Richard Lowenstein and Deltek, Inc., dated May 2, 2007

10.76	Amendment to Employment Letter Agreement between David Schwiesow and Deltek, Inc., dated May 2, 2007

10.77	Third Stock Option Agreement between Kevin T. Parker and Deltek, Inc., dated June 11, 2007

10.78	Third Stock Option Agreement between James C. Reagan and Deltek, Inc., dated May 24, 2007

10.79	Fourth Stock Option Agreement between David R. Schwiesow and Deltek, Inc. dated May 24, 2007

Exhibit Number	Description of Documents

10.80	Third Stock Option Agreement between William D. Clark and Deltek, Inc., dated May 24, 2007

10.81	Third Stock Option Agreement between Richard M. Lowenstein and Deltek, Inc., dated May 24, 2007

10.82	Third Stock Option Agreement between Carolyn J. Parent and Deltek, Inc., dated May 24, 2007

10.83	Stock Option Agreement between Eric J. Brehm and Deltek, Inc., dated May 24, 2007

10.84	Form of 2007 Plan Option Agreements

21.1	Subsidiaries of Deltek, Inc.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm**

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 5.1)*

24.1	Power of Attorney (included in signature page)

24.2	Power of Attorney of James C. Reagan

*	To be filed by amendment.
**	Filed herewith.

(b) Financial Statement Schedules.

Schedule II–Valuation and Qualifying Accounts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Shareholders of

Deltek, Inc.

Herndon, Virginia

We have audited the consolidated financial statements of Deltek, Inc. (formerly Deltek Systems, Inc.) and its subsidiaries as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated April 19, 2007, which expresses an unqualified opinion and contains an explanatory paragraph concerning the change in method of accounting for share-based payments to conform to accounting principles generally accepted in the United States of America (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

April 19, 2007

DELTEK, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

SCHEDULE II

	As of December 31,			June 30, 2007
	2004	2005	2006
				(unaudited)
Allowance for Doubtful Accounts
Beginning Balance	$1,558	$997	$1,321	$1,960
Provision for Doubtful Accounts—Sales Allowances	185	570	1,334	475
Provision for Doubtful Accounts—Credit Losses	99	307	718	213
Additions to Allowance from Acquisitions	0	0	66	0
Charges Against Allowance	(845)	(553)	(1,479)	(609)

Ending Balance	$997	$1,321	$1,960	$2,039

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(i) To provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(ii) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on September 17, 2007.

DELTEK, INC.

By:	/s/ KEVIN T. PARKER
Kevin T. Parker Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signatures	Title	Date

/s/ KEVIN T. PARKER Kevin T. Parker	Chairman, President and Chief Executive Officer (Principal Executive Officer)	September 17, 2007

/S/ JAMES C. REAGAN James C. Reagan	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 17, 2007

* Michael B. Ajouz	Michael B. Ajouz (Director)	September 17, 2007

* Nanci E. Caldwell	Nanci E. Caldwell (Director)	September 17, 2007

* Kathleen deLaski	Kathleen deLaski (Director)	September 17, 2007

* Joseph M. Kampf	Joseph M. Kampf (Director)	September 17, 2007

* Steven B. Klinsky	Steven B. Klinsky (Director)	September 17, 2007

* Albert A. Notini	Albert A. Notini (Director)	September 17, 2007

* Janet R. Perna	Janet R. Perna (Director)	September 17, 2007

* Alok Singh	Alok Singh (Director)	September 17, 2007

*By:	/s/ KEVIN T. PARKER
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement*

2.1	Recapitalization Agreement, effective as of December 23, 2004, by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc., the shareholders of Deltek Systems, Inc. and Kenneth E. deLaski, as shareholders’ representative

2.2	Amendment No. 1, dated as of March 14, 2005, to the Recapitalization Agreement by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc., the shareholders of Deltek Systems, Inc. and Kenneth E. deLaski, as shareholders’ representative

2.3	Amendment No. 2, dated as of April 21, 2005, to the Recapitalization Agreement by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc., the shareholders of Deltek Systems, Inc. and Kenneth E. deLaski, as shareholders’ representative

2.4	Advisory Agreement, dated as of April 22, 2005, between Deltek Systems, Inc. and New Mountain Capital, L.L.C.

3.1	Certificate of Incorporation of Deltek, Inc.

3.2	Bylaws of Deltek, Inc.

4.1	Specimen Common Stock Certificate

4.2	Specimen Class A Common Stock Certificate

4.3	Investor Rights Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc., New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P. and the persons listed on the signature pages thereto

4.4	Management Rights Letter, dated April 22, 2005, between New Mountain Partners II, L.P. and Deltek Systems, Inc.

4.5	Management Rights Letter, dated April 22, 2005, between Allegheny New Mountain Partners, L.P. and Deltek Systems, Inc.

4.6	Amendment No. 1 to Investor Rights Agreement, dated as of August 10, 2007

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP*

9.1	Shareholders’ Agreement, dated as of April 22, 2005, among Deltek Systems, Inc., the deLaski Shareholders and the persons listed on the signature pages thereto (and for purposes of Sections 3.3 and 3.4, New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P. and Allegheny New Mountain Partners, L.P.)

9.2	Form of Joinder Agreement to the Shareholders’ Agreement

9.3	Form of Director Shareholder’s Agreement

9.4	Form of 2005 Optionee Shareholder’s Agreement

9.5	Joinder Agreement to the Shareholder’s Agreement between Kevin T. Parker and Deltek Systems, Inc., dated December 29, 2005

9.6	Amendment No. 1 to Shareholder’s Agreement between Deltek Systems, Inc. and Joseph M. Kampf, dated September 14, 2006

9.7	Form of 2007 Optionee Shareholder’s Agreement

Exhibit Number	Description of Documents

9.8	Form of Amendment to Director Shareholder’s Agreement

9.9	Form of Amendment No. 1 to the Shareholder’s Agreement

10.1	2006 Employee Incentive Compensation Program*

10.2	2007 Stock Incentive and Award Plan

10.3	Amended and Restated 2005 Stock Option Plan

10.4	Deltek, Inc. Employee Stock Purchase Plan

10.5	Executive Employment Agreement between Deltek Systems, Inc. and Kenneth E. deLaski dated April 22, 2005

10.6	Employment Agreement between Kevin T. Parker and Deltek Systems, Inc., dated June 16, 2005

10.7	First Stock Option Agreement between Kevin T. Parker and Deltek Systems, Inc., dated September 28, 2006

10.8	Second Stock Option Agreement between Kevin T. Parker and Deltek Systems, Inc., dated September 28, 2006

10.9	Employment Offer Letter between James C. Reagan and Deltek Systems, Inc., dated October 6, 2005

10.10	First Stock Option Agreement between James C. Reagan and Deltek Systems, Inc., dated November 3, 2005

10.11	Second Stock Option Agreement between James C. Reagan and Deltek Systems, Inc., dated November 3, 2005

10.12	Employment Offer Letter between David R. Schwiesow and Deltek Systems, Inc., dated May 8, 2006

10.13	First Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated December 20, 2006

10.14	Amendment to Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated December 20, 2006

10.15	Second Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated December 20, 2006

10.16	Third Stock Option Agreement between David R. Schwiesow and Deltek Systems, Inc., dated January 24, 2007

10.17	Employment Offer Letter between William D. Clark and Deltek Systems, Inc., dated October 6, 2005

10.18	First Stock Option Agreement between William D. Clark and Deltek Systems, Inc., dated November 3, 2005

10.19	Second Stock Option Agreement between William D. Clark and Deltek Systems, Inc., dated November 3, 2005

10.20	Employment Offer Letter between Richard M. Lowenstein and Deltek Systems, Inc, dated May 26, 2006

10.21	Employment Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated June 26, 2006

10.22	First Stock Option Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated December 20, 2006

10.23	Amendment to Stock Option Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated December 20, 2006

Exhibit Number	Description of Documents

10.24	Second Stock Option Agreement between Richard M. Lowenstein and Deltek Systems, Inc., dated December 20, 2006

10.25	Employment Offer Letter between Carolyn J. Parent and Deltek Systems, Inc., dated February 8, 2006

10.26	First Stock Option Agreement between Carolyn J. Parent and Deltek Systems, Inc., dated December 20, 2006

10.27	Amendment to Stock Option Agreement between Carolyn J. Parent and Deltek Systems, Inc., dated December 20, 2006

10.28	Second Stock Option Agreement between Carolyn J. Parent and Deltek Systems, Inc., dated December 20, 2006

10.29	Employment Offer Letter between Holly C. Kortright and Deltek Systems, Inc., dated September 25, 2006

10.30	Stock Option Agreement between Holly C. Kortright and Deltek Systems, Inc., dated December 20, 2006

10.31	Second Stock Option Agreement between Holly C. Kortright and Deltek, Inc., dated May 24, 2007

10.32	Form of Stock Option Agreement between Eric J. Brehm and Deltek Systems, Inc.

10.33	Notice of First Stock Option Grant between Eric J. Brehm and Deltek Systems, Inc., dated November 3, 2005

10.34	Notice of Second Stock Option Grant between Eric J. Brehm and Deltek Systems, Inc., dated November 3, 2005

10.35	Form of Stock Option Agreement between Richard P. Lowrey and Deltek Systems, Inc.

10.36	Notice of First Stock Option Grant between Richard P. Lowrey and Deltek Systems, Inc., dated November 3, 2005

10.37	Notice of Second Stock Option Grant between Richard P. Lowrey and Deltek Systems, Inc., dated November 3, 2005

10.38	Stock Option Agreement between Richard P. Lowrey and Deltek, Inc., dated May 24, 2007

10.39	Stock Appreciation Rights Agreement between Richard P. Lowrey and Deltek Systems, Inc., dated January 31, 2004

10.40	Amendment to Stock Appreciation Rights Agreement between Richard P. Lowrey and Deltek Systems, Inc., dated May 24, 2004

10.41	Form of Director Stock Option Agreement issued under the Amended and Restated 2005 Stock Option Plan

10.42	Form of Amendment to Director Stock Option Agreement

10.43	Form of Director Stock Option Agreement issued under the Amended and Restated 2005 Stock Option Plan (one-year vesting)

10.44	Non-Competition Agreement, dated as of February 8, 2006, between Carolyn J. Parent and Deltek Systems, Inc.

10.45	Non-Competition Agreement, dated as of April 22, 2005, between Kenneth E. deLaski and Deltek Systems, Inc.

10.46	Non-Competition Agreement, dated as of April 22, 2005, between Donald deLaski and Deltek Systems, Inc.

10.47	Recourse Promissory Note between Joseph Kampf and Deltek Systems, Inc., dated June 2, 2006

Exhibit Number	Description of Documents

10.48	Release Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc. and the shareholders listed on the signature pages thereto

10.49	Form of Officer Stock Purchase Agreement

10.50	Form of Director Stock Purchase Agreement

10.51	Form of Share Price Adjustment Agreement

10.52	Director Invitation Letter between Nanci E. Caldwell and Deltek Systems, Inc., dated August 2, 2005

10.53	Director Invitation Letter between Kathleen deLaski and Deltek Systems, Inc., dated April 3, 2006

10.54	Director Invitation Letter between Joseph M. Kampf and Deltek Systems, Inc., dated April 3, 2006

10.55	Director Invitation Letter between Albert A. Notini and Deltek Systems, Inc., dated August 2, 2005

10.56	Credit Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc., as borrower, the other lenders signatory thereto, and Credit Suisse First Boston, as lender, lead arranger, administrative and collateral agent

10.57	Amendment No. 1 to Credit Agreement, dated as of August 12, 2005, by and among Deltek Systems, Inc., as borrower, the lenders signatory thereto and Credit Suisse, as lender, administrative agent and collateral agent

10.58	Incremental Term Loan Assumption Amendment No. 2 to Credit Agreement, dated as of April 28, 2006 by and among Deltek Systems, Inc., as borrower, the lenders signatory thereto and Credit Suisse, as lender, administrative agent and collateral agent

10.59	Guarantee and Collateral Agreement, dated as of April 22, 2005, among Deltek Systems, Inc., the subsidiaries of Deltek Systems, Inc. signatories thereto and Credit Suisse First Boston, as collateral agent

10.60	Supplement No. 1 to Guarantee and Collateral Agreement, dated as of October 3, 2005, among Deltek Systems, Inc., the subsidiary guarantors signatory thereto and Credit Suisse, as collateral agent

10.61	Supplement No. 2 to Guarantee and Collateral Agreement, dated as of March 17, 2006, among Deltek Systems, Inc., the subsidiary guarantors signatory thereto and Credit Suisse First Boston as collateral agent

10.62	Supplement No. 3 to Guarantee and Collateral Agreement, dated as of July 24, 2006, among Deltek Systems, Inc., the subsidiary guarantors signatory thereto and Credit Suisse, as collateral agent

10.63	Consent and Waiver to Credit Agreement, dated as of April 13, 2006 among Deltek Systems, Inc., the lenders signatory thereto and Credit Suisse, as administrative agent for the lenders

10.64	Subsidiary Trademark Security Agreement, dated as of July 21, 2006 between C/S Solutions, Inc. as subsidiary guarantor and Credit Suisse, as collateral agent

10.65	Subsidiary Trademark Security Agreement, dated as of May 1, 2006 between WST Corporation as subsidiary guarantor and Credit Suisse, as collateral agent

10.66	Subsidiary Trademark Security Agreement, dated as of October 14, 2005 between Wind2 Software, Inc., as subsidiary guarantor and Credit Suisse, as collateral agent

10.67	Subsidiary Copyright Security Agreement, dated as of October 14, 2005 between Wind2 Software, Inc., as subsidiary guarantor and Credit Suisse, as collateral agent

10.68	Amendment to Employment Agreement between Kevin T. Parker and Deltek, Inc., dated April 7, 2007

10.69	Amendment to Employment Offer Letter between James C. Reagan and Deltek, Inc., dated May 2, 2007

Exhibit Number	Description of Documents

10.70	Employment Letter Agreement between Richard P. Lowrey and Deltek, Inc., dated May 2, 2007

10.71	Employment Letter Agreement between Eric Brehm and Deltek, Inc., dated May 2, 2007

10.72	Employment Letter Agreement between Carolyn J. Parent and Deltek, Inc., dated May 2, 2007

10.73	Amendment to Employment Letter Agreement between William D. Clark and Deltek, Inc., dated May 2, 2007

10.74	Amendment to Employment Letter Agreement between Holly Kortright and Deltek, Inc., dated May 2, 2007

10.75	Amendment to Employment Letter Agreement between Richard Lowenstein and Deltek, Inc., dated May 2, 2007

10.76	Amendment to Employment Letter Agreement between David Schwiesow and Deltek, Inc., dated May 2, 2007

10.77	Third Stock Option Agreement between Kevin T. Parker and Deltek, Inc., dated June 11, 2007

10.78	Third Stock Option Agreement between James C. Reagan and Deltek, Inc., dated May 24, 2007

10.79	Fourth Stock Option Agreement between David R. Schwiesow and Deltek, Inc. dated May 24, 2007

10.80	Third Stock Option Agreement between William D. Clark and Deltek, Inc., dated May 24, 2007

10.81	Third Stock Option Agreement between Richard M. Lowenstein and Deltek, Inc., dated May 24, 2007

10.82	Third Stock Option Agreement between Carolyn J. Parent and Deltek, Inc., dated May 24, 2007

10.83	Stock Option Agreement between Eric J. Brehm and Deltek, Inc., dated May 24, 2007

10.84	Form of 2007 Plan Option Agreements

21.1	Subsidiaries of Deltek, Inc.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm**

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 5.1)*

24.1	Power of Attorney (included in signature page)

24.2	Power of Attorney of James C. Reagan

*	To be filed by amendment.
**	Filed herewith.